As filed with the Securities and Exchange Commission on July 16, 2007
Registration No. 333-142372

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT
NO. 4
TO
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DOLAN MEDIA COMPANY
(Exact name of registrant as specified in its charter)

DELAWARE	2711	43-2004527
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

706 Second Avenue South, Suite 1200, Minneapolis, Minnesota 55402, (612) 317-9420
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

JAMES P. DOLAN
Chairman, President and Chief Executive Officer
Dolan Media Company
706 Second Avenue South, Suite 1200
Minneapolis, Minnesota 55402
(612) 317-9420
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

WALTER E. WEINBERG ADAM R. KLEIN Katten Muchin Rosenman LLP 525 W. Monroe Street Chicago, Illinois 60661 (312) 902-5200	ROBERT S. RISOLEO Sullivan & Cromwell LLP 1701 Pennsylvania Avenue, N.W. Washington, D.C. 20006 (202) 956-7500

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where of offer or sale is not permitted.

Subject to Completion. Dated July 16, 2007
PROSPECTUS

10,500,000 Shares

Common Stock

This is an initial public offering of shares of common stock of Dolan Media Company.

We are offering 10,500,000 shares of common stock.

We expect that the initial public offering price per share will be between $13.50 and $15.50. Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on The New York Stock Exchange under the symbol “DM.”

See “Risk Factors” beginning on page 13 to read about factors you should carefully consider before buying shares of our common stock.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Dolan Media Company	$	$

To the extent that the underwriters sell more than 10,500,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,575,000 shares from the selling stockholders identified in this prospectus at the initial public offering price less underwriting discounts and commissions. We will not receive any of the proceeds from the sale of shares being sold by the selling stockholders.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York, on          , 2007.

Goldman, Sachs & Co.	Merrill Lynch & Co.

Piper Jaffray	Craig-Hallum Capital Group LLC

The Journal Record
Weekly
Business
Carolina Paralegal News
Arizona

Business Information

Maryland Lawyer

Supplying professionals with timely and relevant news and information.

Reporting on legal and business news.

Professional Services

Helping lawyers process mortgage defaults.

Assisting lawyers with appeals.

Notice of Intent to Foreclose

BUSINESS INFROMATION PROFESSIONAL SERVICES

DOLAN MEDIA COMPANY

Selected Business Information Operations | Professional Services

Arizona
Arizona Capitol Times
The Legislative Report
Legislation Online Arizona
The Yellow Sheet

California
Counsel Press

Colorado
Colorado Springs Business Journal
Colorado Springs Military Group
The Daily Transcript

District of Columbia
Counsel Press

Idaho
Idaho Business Review

Indiana
American Processing Company

Louisiana/Gulf Coast
Daily Journal of Commerce
Jefferson Journal
New Orleans CityBusiness

Maryland
The Daily Record
Maryland Lawyer

Massachusetts
Exhibit A
Massachusetts Lawyers Weekly
Massachusetts Medical Law Report

Michigan
American Processing Company
Detroit Legal News Publishing
Michigan Lawyers Weekly

Minnesota
Finance and Commerce
Minnesota Lawyer
St. Paul Legal Ledger

Mississippi
Mississippi Business Journal

Missouri
The Countian (St. Louis)
The Daily Record (St. Louis)
The Daily Record (Kansas City)
Missouri Lawyers Weekly
Missouri Medical Law Report
St. Charles County Business Record

New Jersey
Counsel Press

New York
Counsel Press
Long Island Business News
Rochester Daily Record

North Carolina
North Carolina Lawyers Weekly

Oklahoma
The Journal Record
Journal Record Legislative Report
Tinker Take Off

Oregon/Washington
Commerce Magazine
Daily Journal of Commerce
DJC Plan Center

Pennsylvania
Counsel Press

Rhode Island
Rhode Island Lawyers Weekly

South Carolina
Carolina Paralegal News
South Carolina Lawyers Weekly

Virginia
Counsel Press
Virginia Lawyers Weekly
Virginia Medical Law Report

Wisconsin
The Daily Reporter
Wisconsin Builder
Wisconsin Law Journal

National
Dolan Media Newswires
LawyersUSA

First Quarter 2007 Revenue Mix

Public Notices
21%
Display & Classified Advertising
21%
12%
Circulation & Other
Mortgage Default Processing Services
34%
12%
Appellate Services
Counter-Cyclical
Cyclical
Non-Cyclical

DOLAN MEDIA COMPANY 2007 FIRST QUARTER REVENUE MIX

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies. No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer contained herein and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sales made hereunder shall under any circumstances create an implication that there has been no change in our affairs since the date hereof.

This prospectus includes market size, market share and industry data that we have obtained from internal company surveys, market research, publicly available information and various industry publications. The third-party sources from which we have obtained information generally state that the information contained therein has been obtained from sources believed to be reliable. While we believe this information is accurate, we have not independently verified any of the data from third-party sources nor the methodology, processes or assumptions used by these third-party sources. Therefore, you should not place undue reliance on such information. Similarly, internal company surveys, industry forecasts and market research, which we believe to be reliable based upon management’s knowledge of the industry, have not been verified by any independent sources. Our internal company surveys are based on data we have collected over the past several years.

PROSPECTUS SUMMARY

This summary highlights selected information more fully described elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” our consolidated financial statements and the accompanying notes, the financial statements of certain acquired businesses and our pro forma financial information appearing elsewhere in this prospectus, before making an investment decision. In this prospectus, unless the context requires otherwise, the terms the “Company,” “we,” “us” and “our” refer to Dolan Media Company and its consolidated subsidiaries. When we refer in this prospectus to pro forma information, we mean that pro forma adjustments have been made to our historical operating results for 2006 to give effect to our acquisition of an 81.0% interest in American Processing Company LLC, or APC, on March 14, 2006, and APC’s subsequent acquisition of the mortgage default processing service business of Feiwell & Hannoy, P.C. on January 9, 2007, as if they had been completed on January 1, 2006.

Our Company

We are a leading provider of necessary business information and professional services to the legal, financial and real estate sectors in the United States. We provide companies and professionals in the markets we serve with access to timely, relevant and dependable information and services that enable them to operate effectively in highly competitive and time sensitive business environments. We serve our customers through two complementary operating divisions: Business Information and Professional Services.

Our Business Information Division publishes business journals, court and commercial newspapers and other publications, operates web sites and conducts a broad range of events for targeted audiences in each of the 20 markets that we serve in the United States. These activities put us at the center of local and regional business communities that rely upon our proprietary content. Based on our 2006 revenues, we believe we are the third largest business journal publisher and second largest court and commercial publisher in the United States. Based on volume of published public notices, we also believe we are one of the largest carriers of public notices in the United States. We currently publish 60 print publications consisting of 14 paid daily publications, 29 paid non-daily publications and 17 non-paid non-daily publications. Our paid publications and non-paid and controlled publications had approximately 75,500 and 167,400 subscribers, respectively, as of March 31, 2007, which paid subscriber numbers have fluctuated over time as described in “— Our Strategy — Risks Relating to Our Business and Strategy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business — Our Products and Services.” We use our business publishing franchises as platforms to provide a broadening array of local business information products to our customers in each of our targeted markets. In addition to our print publications, we utilize various media channels, such as online, mobile, live events and audio/video, to deliver business information to our customers. For example, we provide business information electronically through our 42 on-line publication web sites, which had approximately 261,900 unique users in March 2007; our 11 non-publication web sites, which had approximately 50,300 unique users in March 2007; and our email notification systems, which had approximately 52,700 subscribers as of March 31, 2007. In addition, we produce events, including professional education seminars and award programs, that attracted approximately 16,000 attendees and 330 paying sponsors in 2006.

Our Professional Services Division comprises two operating units, APC and Counsel Press, LLC, that provide services that enable law firms and attorneys to process residential mortgage defaults and court appeals in a timely and efficient manner. These professional services significantly decrease the amount of time our customers spend on administrative and supervisory matters, which allows them to focus on their core competency of providing effective legal services to their clients. APC, one of the leading providers of mortgage default processing services in the United States, is the dominant provider of such services in Indiana and Michigan, which had the second and third highest residential mortgage foreclosure rates, respectively, in the first quarter of 2007, based on information from the Mortgage Bankers Association, or MBA, a national association representing the real estate finance industry. APC uses its proprietary case management software system to assist in the efficient and timely processing of a large number of foreclosure, bankruptcy, eviction and, to a lesser extent, litigation case files for residential mortgage defaults in Michigan and is working diligently to customize this system for use in Indiana and other states. We serviced approximately 30,100 mortgage default case files relating to approximately 270 mortgage loan lenders and servicers that are clients of our law firm customers in Michigan and Indiana during the first quarter of 2007. Counsel Press is the largest appellate service provider nationwide, providing appellate services to attorneys in connection with approximately 8,300 and 2,200 appellate filings in federal and state courts in 2006 and the first quarter of 2007, respectively. Counsel Press uses its proprietary document conversion system to assist law firms and attorneys in organizing, printing and filing appellate briefs, records and appendices that comply with the applicable rules of the U.S. Supreme Court, any of the 13 federal circuit courts or any state appellate court or appellate division. In 2006, the customers of Counsel Press included 80 of the 100 largest U.S. law firms listed in The American Lawyer Am Law 100 survey, including each of the 12 largest law firms and 42 of the 50 largest law firms.

Our business model has multiple diversified revenue streams that allow us to generate revenues and cash flow throughout all phases of the business cycle. This balanced business model produces stability for us by mitigating the effects of economic fluctuations. Our Business Information Division generates revenues primarily from display and classified advertising, public notices and subscriptions, and our Professional Services Division generates revenues by providing mortgage default processing and appellate services primarily through fee-based arrangements. In 2006, we generated total revenues of $111.6 million, adjusted EBITDA of $28.8 million, operating income of $21.7 million, cash flow from operations of $18.3 million and a net loss of $(20.3) million. See “Summary Historical and Pro Forma Consolidated Financial Data” for a description of how we calculate adjusted EBITDA and why we think it is an important measurement of our performance. On a pro forma basis in 2006, we generated total revenues of $127.7 million, adjusted EBITDA of $31.7 million, operating income of $23.4 million and a net loss of $(20.9) million. In the first quarter of 2007, we generated total revenues of $35.7 million, adjusted EBITDA of $10.7 million, operating income of $8.2 million, cash flow from operations of $7.2 million and a net loss of $(27.8) million. Since 2004, our net loss has been attributable to our non-cash interest expense related to redeemable preferred stock. We will not incur this expense after consummation of this offering because we will use a portion of our net proceeds from this offering to redeem our preferred stock.

Our History

We are a holding company that conducts all of our operating activities through various subsidiaries. Our predecessor company (also named Dolan Media Company) was formed in 1992 by James P. Dolan, our Chairman, President and Chief Executive Officer, and Cherry Tree Ventures IV. Our current company was incorporated in Delaware in March 2003 in connection with a restructuring whereby our predecessor company spun off its business information and other businesses to us and sold its national public records unit to a wholly-owned subsidiary of Reed Elsevier Inc. We have a successful history of growth through acquisitions. Since 1992, our Business Information Division has completed 38 acquisitions. In addition, we formed and have built our Professional Services Division through five acquisitions since 2005.

Our Strengths

We intend to build on our position as a leading provider of essential business information and professional services to companies and professionals in the legal, financial and real estate sectors. We believe the following strengths will allow us to maintain a competitive advantage in the markets we serve:

Proprietary, Necessary and Customizable Information and Services.  We provide necessary business information and professional services on a timely basis to our customers in a format tailored to meet the needs and demands of their businesses. These proprietary offerings are critical to our customers because they rely on our business information and professional services to inform their operating strategies and decision making, develop business and practice opportunities and support key processes. We believe the high renewal rates for our business information products, which in the aggregate were 81% in 2006, as well as the high retention rate of the clients of our mortgage default processing customers and high retention rate of our appellate services customers, are indicative of the significant degree to which our customers and their clients rely on our businesses.

Dominant Market Positions.  We believe we are the largest provider of business information targeted to the legal, financial and real estate sectors in each of our 20 markets. We are also one of the leading providers of mortgage default processing services in the United States, including the dominant provider of such services in Michigan and Indiana, and are the largest national provider of appellate services. The value and relevance of our business information products and professional services have created sustained customer loyalty and recognized brands in our markets. As a result, we have become a key business partner with our customers.

Superior Value Proposition for Our Customers.  Our business information customers derive significant benefit from our dedicated efforts to provide timely, relevant, proprietary and customized content created by employees that have experience and expertise in the industries we serve. This approach has enabled our business information products to achieve high renewal rates, which we believe are greatly valued by local advertisers. In addition, the clients of APC’s two law firm customers, Trott & Trott, P.C. in Michigan and Feiwell & Hannoy, P.C. in Indiana, realize significant value from APC’s ability to assist them in efficiently processing large amounts of data associated with each mortgage default case file. These services enable our law firm customers to quickly address residential mortgage loans that are in default, which allows the law firms’ clients to mitigate their losses. Further, our appellate service customers benefit greatly from Counsel Press’ comprehensive knowledge of the procedurally intensive requirements of, and close relationships forged with, the appellate courts.

Diversified Business Model.  Our balanced business model provides diversification by industry sector, product and service offering, customer base and geographic market. This diversification provides us with the opportunity to drive revenue growth and increase operating margins over time. In addition, this diversification creates stability for our business as a whole by allowing us to generate revenues and cash flow through all phases of the business cycle and provides us with the opportunity and flexibility to capitalize on growth opportunities.

Successful Track Record of Acquiring and Integrating New Businesses.  We have demonstrated a strategic and disciplined approach to acquiring and integrating businesses. In addition, we have established a proven track record of improving the revenue growth, operating margins and cash flow of our acquired businesses due to our disciplined management approach that emphasizes a commitment to high quality, relevant local content, consistent operating policies and standards and centralized back office operations. Since our predecessor’s inception in 1992, we have completed 38 acquisitions in our Business Information Division and five acquisitions in our Professional Services Division.

Experienced Leadership.  The top 24 members of our senior management team, consisting of our executive officers and unit managers, have an average of more than 17 years of relevant industry experience, and each of our top three executives has been with us for more than a decade. We benefit from our managers’ comprehensive understanding of our products and services, success in identifying and integrating acquisitions, extensive knowledge of our target communities and markets and strong relationships with current and potential business partners and customers.

Our Strategy

We intend to further enhance our leading market positions by executing the following strategies:

Leverage Our Portfolio of Complementary Businesses.  We believe our portfolio of complementary businesses and our prominent brand recognition among our customers will allow us to continue to realize significant synergistic benefits and expand, enhance and cross-sell the products and services we offer. Further, we continuously seek new opportunities to leverage our complementary businesses to increase our revenues and cash flows and maximize the impact of our cost saving measures.

Enhance Organic Growth.  We seek to leverage our leading market positions by continuing to develop proprietary content and valuable services that can be delivered to our customers through a variety of media distribution channels. We believe this will allow us to strengthen and extend our customer relationships and provide additional revenue generating opportunities. In addition, we intend to take advantage of new business opportunities and to expand the markets we serve by regularly identifying and evaluating additional demand for our products and services outside of our existing geographic market reach.

Continue to Pursue a Disciplined Acquisition Strategy in Existing and New Markets.  We will continue to identify and evaluate potential acquisitions that will allow us to increase our business information product and professional service offerings, expand our customer base and enter new geographic markets. We intend to pursue acquisitions that we can efficiently integrate into our organization and that we expect to be accretive to our cash flow from operations.

Realize Benefits of Centralization and Scale to Increase Cash Flows and Operating Profit Margins.  Because we typically acquire stand-alone businesses that lack the benefits of scale, we are able to realize significant efficiencies from centralizing our accounting, circulation, advertising production and appellate and default processing systems and will seek to obtain additional operational efficiencies through further consolidation of other management, information and back office operations. We expect our centralization initiative and other infrastructure investments will allow us to accelerate the realization of cost synergies and increase our operating profit margins and cash flows in the future.

Risks Relating to Our Business and Strategy

While we believe focusing on the key areas set forth above will provide us with opportunities to reach our goals, there are a number of risks and uncertainties that may limit our ability to achieve these goals and execute the strategies summarized above, including the following:

•	our Business Information Division depends on the economies and the demographics of the legal, financial and real estate sectors in the markets we serve;

•	a decrease in paid subscriptions to our print publications, which occurred between 2005 and 2006, primarily due to the termination of discounted subscription programs, could adversely affect our circulation revenues to the extent we are not able to continue increasing our subscription rates and our advertising and display revenues to the extent advertisers begin placing fewer advertisements with us due to decreased readership;

•	APC’s business revenues are very concentrated, as APC currently provides mortgage default processing services to only two customers, Trott & Trott and Feiwell & Hannoy;

•	the key attorneys at each of APC’s two law firm customers are employed by, and hold an indirect equity interest in, APC, and therefore may, in certain circumstances, have interests that differ from or conflict with our interests;

•	we are dependent on our senior management team, especially James P. Dolan, our founder, Chairman, President and Chief Executive Officer; and

•	growing our business may place a strain on our management and internal systems, processes and controls.

For more information about these and other risks and uncertainties related to our business and an investment in our common stock, see “Risk Factors” beginning on page 13. You should consider carefully all of these risks before making an investment in our common stock.

Our Industries

Business Information

We believe the business information industry in the United States is highly fragmented and that, based on data we have collected over several years, there are more than 250 local business journals and more than 350 court and commercial newspapers nationwide, which generated approximately $1.4 billion in revenues in 2006. Mainstream media outlets, such as television, radio, metropolitan and national newspapers and the Internet, generally provide broad-based information to a geographically dispersed or demographically diverse audience. In contrast, we and other providers of targeted business information deliver content that is tailored to the business communities of particular local and regional markets and typically not readily obtainable elsewhere.

As a publisher of court and commercial newspapers, we carry public notices in 12 of the 20 markets we serve. Public notices are legally required announcements that inform citizens about government or government-related activities affecting communities. The laws governing public notices vary by jurisdiction, but all jurisdictions require that public notices be published in qualifying local newspapers. The legal requirements relating to the publication of public notices serve as barriers to entry to new and existing publications that desire to carry public notices. We estimate that the total spending on public notices in business publications in the United States was in excess of $500 million in 2006.

Professional Services

We believe that attorneys and law firms seek to satisfy their clients and manage costs by increasingly focusing their efforts on the practice of law while outsourcing non-core functions.

Mortgage Default Processing Services

The outsourced mortgage default processing services market is highly fragmented, and we estimate that it consists primarily of back-office operations of approximately 350 local and regional law firms throughout the United States. We believe that residential mortgage delinquencies and defaults are increasing primarily as a result of the increased issuance of subprime loans and popularity of non-traditional loan structures. Further compounding these trends are increases in mortgage interest rates from recent lows and the slowing of demand in the residential real estate market in many regions of the United States, which makes it more difficult for borrowers in distress to sell their homes. The increased volume of delinquencies and defaults has created additional demand for default processing services and has served as a growth catalyst for the mortgage default processing services market. We believe that increasing case volumes and rising client expectations provide an opportunity for default processors that provide efficient, effective and timely services to law firms.

APC provides mortgage default processing services for Trott & Trott, a law firm in Michigan, and Feiwell & Hannoy, a law firm in Indiana. We believe that the number of residential mortgage foreclosures in the east north central region of the United States, which in addition to Michigan and Indiana also includes Illinois, Ohio and Wisconsin, presents a particularly attractive opportunity for providers of mortgage default processing services. The average foreclosure rate in this region, as a percentage of loans serviced, for the first quarter of 2007 was 2.47% as compared to the national average of 1.28%.

Appellate Services

The market for appellate consulting and printing services is highly fragmented, and we estimate that it includes a large number of local and regional printers across the country. The appellate services market has experienced consistent growth of demand for consulting and printing services, and we believe that this trend will continue for the foreseeable future. Federal appeals often are more sophisticated, more complicated and more voluminous than appeals in state courts, and thus we believe that federal appeals present more attractive business prospects for Counsel Press. For the twelve months ended March 31, 2006, the 13 circuits of the U.S. Court of Appeals accepted 71,988 cases according to the Administrative Office of the U.S. Courts, or AOC. The National Center for State Courts in a 2005 survey reported that appellate filings in all state courts totaled just over 280,000 cases in 2004 and, with modest variations, had been at about that volume since 1995.

Redemption of Preferred Stock

Upon consummation of this offering, we will redeem all outstanding shares of our series A preferred stock and the shares of series A preferred stock and series B preferred stock issued upon conversion of our series C preferred stock. In connection with the redemption:

•	all outstanding shares of our series C preferred stock will convert into shares of our series A preferred stock and series B preferred stock and a total of 5,093,145 shares of our common stock upon consummation of this offering;

•	we will use approximately $55,798,000 of our net proceeds from this offering to redeem all outstanding shares of our series A preferred stock (including shares issued upon conversion of all outstanding shares of our series C preferred stock) upon consummation of this offering; and

•	we will use approximately $45,136,000 of our net proceeds from this offering to redeem all shares of our series B preferred stock, all of which will be issued upon conversion of all outstanding shares of our series C preferred stock upon consummation of this offering.

Several of our executive officers and current or recent members of our board of directors, their immediate family members and affiliated entities, some of which are selling stockholders, hold shares of our series A preferred stock and series C preferred stock. These individuals, entities and funds own approximately 90% of our series A preferred stock and 99% of our series C preferred stock and will receive an aggregate of approximately $97,090,000 and 5,078,612 shares of our common stock upon consummation of the redemption. See “Use of Proceeds,” “Certain Relationships and Related Transactions,” “Principal and Selling Stockholders” and “Description of Capital Stock” for further information regarding the matters discussed above.

Corporate Information

Our principal executive offices are located at 706 Second Avenue South, Suite 1200, Minneapolis, Minnesota 55402. Our telephone number is (612) 317-9420. Our Internet address is www.dolanmedia.com. Information on our web site does not constitute part of this prospectus.

The Offering

Common stock offered by us in this offering	10,500,000 shares.

Common stock to be outstanding after this offering	25,110,974 shares.

Option to purchase additional shares of common stock	1,575,000 shares to be offered by the selling stockholders.

Use of proceeds	We intend to use our net proceeds from this offering as follows: (1) approximately $100,934,000 to redeem all outstanding shares of our series A preferred stock and series B preferred stock (in each case, including shares issued upon conversion of our series C preferred stock upon consummation of this offering), (2) $30,000,000 to repay outstanding indebtedness under our bank credit facility and (3) the remainder for general corporate purposes, including for acquisitions and working capital. See “Use of Proceeds.”

Proposed New York Stock Exchange symbol	“DM”

Risk factors	Please read the section entitled “Risk Factors” beginning on page 13 for a discussion of some of the factors you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of common stock outstanding after this offering is based on the number of shares outstanding as of the date of this prospectus. Unless otherwise indicated, this number and the information presented in this prospectus:

•	exclude (1) 126,000 shares of common stock issuable upon the exercise of outstanding stock options, with an exercise price of $2.22 per share, issued under our incentive compensation plan, (2) 873,157 shares of common stock issuable upon the exercise of stock options, with an exercise price equal to the initial public offering price, that we intend to issue on the date of this prospectus under our incentive compensation plan to our executive officers, management employees and non-employee directors, (3) 1,507,014 shares of common stock reserved for issuance in connection with future grants of equity under our incentive compensation plan and (4) 900,000 shares of common stock reserved for issuance under our employee stock purchase plan;

•	reflect the issuance of 193,829 restricted shares of common stock that we intend to issue on the date of this prospectus to our non-executive employees under our incentive compensation plan, which assumes we have 1,189 non-executive employees as of the date of this prospectus;

•	reflect a 9 for 1 common stock split, which we intend to effect through a dividend of 8 shares of our common stock for each share of our common stock outstanding immediately prior to the consummation of this offering;

•	reflect the conversion of all outstanding shares of our series C preferred stock (including all accrued and unpaid dividends as of the redemption date, which we have assumed for this prospectus is July 31, 2007) into shares of our series A preferred stock and series B preferred stock and an aggregate of 5,093,145 shares of our common stock, which will occur upon consummation of this offering;

•	reflect the redemption of all outstanding shares of our series A preferred stock (including all accrued and unpaid dividends as of the redemption date, which we have assumed is the date hereof) and series B preferred stock upon consummation of this offering (in each case, including shares issued upon conversion of our series C preferred stock); and

•	assume an initial public offering price of $14.50 per share, the mid-point of the range set forth on the cover of this prospectus.

Summary Historical and Unaudited Pro Forma Consolidated Financial Data

The following table presents our summary consolidated financial data for the periods and as of the dates presented below. We derived the historical financial data for the fiscal years ended December 31, 2004, 2005 and 2006, from our audited consolidated financial statements that are included in this prospectus. We derived the historical financial data for the three months ended March 31, 2006 and 2007, and the historical financial data as of March 31, 2007, from our unaudited consolidated financial statements that are included in this prospectus. Our unaudited summary consolidated financial data as of March 31, 2007 and for the three months ended March 31, 2006 and 2007 have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of this data in all material respects.

The pro forma financial data for the year ended December 31, 2006, gives effect to our acquisition of an 81.0% interest in APC on March 14, 2006, and APC’s subsequent acquisition of the mortgage default processing service business of Feiwell & Hannoy on January 9, 2007, as if each had occurred on January 1, 2006. Because the results of Feiwell & Hannoy since January 9, 2007, are already included in our statement of operations for the three months ended March 31, 2007, pro forma adjustments to our operating results for the first quarter of 2007 to give effect to the Feiwell & Hannoy acquisition as if it had occurred on January 1, 2007, would not be significant (they would increase our total revenues by $280,000 and reduce our net loss by $34,000). Therefore, we have not provided pro forma financial data for the three months ended March 31, 2007. The pro forma as adjusted financial data for the year ended December 31, 2006, gives effect to the APC and Feiwell & Hannoy acquisitions and, along with the as adjusted financial data for the three months ended March 31, 2007, reflects (1) the conversion of all outstanding shares of our series C preferred stock into 195,647 shares of series A preferred stock, 38,132 shares of series B preferred stock and 5,093,145 shares of common stock upon consummation of this offering and the corresponding elimination of non-cash interest expense related to our redeemable preferred stock; (2) our redemption of all outstanding shares of our series A preferred stock and series B preferred stock (in each case, including shares issued upon conversion of our series C preferred stock) with a portion of our net proceeds from this offering; (3) our repayment of $30,000,000 of outstanding indebtedness under our bank credit facility with a portion of our net proceeds from this offering; (4) the issuance of 193,829 restricted shares of common stock on the date of this prospectus, of which 21,600 shares will vest upon consummation of this offering; and (5) an increase of 15,614,745 weighted average shares outstanding as of December 31, 2006 and March 31, 2007, related to the issuance of the above-mentioned restricted shares of common stock that will vest upon consummation of this offering, the above-mentioned shares of common stock upon conversion of our series C preferred stock and the 10,500,000 shares of common stock in this offering.

The as adjusted consolidated balance sheet data as of March 31, 2007, reflects (1) the receipt by us of the net proceeds from the sale of 10,500,000 shares of common stock at an assumed initial public offering price of $14.50 per share (the mid-point of the range set forth on the cover of this prospectus) after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, (2) the conversion of all outstanding shares of series C preferred stock into 195,647 shares of series A preferred stock, 38,132 shares of series B preferred stock and 5,093,145 shares of common stock and (3) our application of a portion of our net proceeds from this offering to redeem all outstanding shares of series A and series B preferred stock (in each case, including shares issued upon conversion of our series C preferred stock) and to repay $30,000,000 of outstanding indebtedness under our bank credit facility.

The pro forma consolidated financial data presented below is based upon available information and assumptions that we believe are reasonable; however, we can provide no assurance that the assumptions used in the preparation of the pro forma consolidated financial data are correct. The pro forma financial data is for illustrative and informational purposes only and is not intended to represent or be indicative of what our results of operations would have been if our acquisition of an 81.0% interest in APC or APC’s acquisition of the mortgage default processing service business of Feiwell & Hannoy had occurred on January 1, 2006. The pro forma financial data also should not be considered representative of our future results of operations.

You should read the following information along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the accompanying notes, the financial statements of certain acquired businesses and our pro forma financial information, which are included elsewhere in this prospectus.

	Years Ended December 31,					Three Months Ended March 31,
	2004	2005	2006	2006	2006	2006	2007	2007
			(Actual)	(Pro Forma)	(Pro Forma		(Actual)	(As Adjusted)
					as Adjusted)
				(Unaudited)			(Unaudited)
	(In thousands, except per share data)

Consolidated Statement of Operations Data:
Business information revenues	$51,689	$66,726	$73,831	$73,831	$73,831	$17,913	$19,480	$19,480
Professional services revenues	—	11,133	37,812	53,839	53,839	4,801	16,215	16,215

Total revenues	51,689	77,859	111,643	127,670	127,670	22,714	35,695	35,695

Total operating expenses	(47,642)	(69,546)	(92,711)	(107,055)	(109,045)	(19,214)	(28,371)	(29,097)
Equity in earnings of Detroit Legal News Publishing, LLC (DLNP), net of amortization	—	287	2,736	2,736	2,736	461	915	915

Operating income	4,047	8,600	21,668	23,351	21,361	3,961	8,239	7,513
Non-cash interest expense related to redeemable preferred stock(1)	(2,805)	(9,998)	(28,455)	(28,455)	—	(4,635)	(29,942)	—
Interest expense, net	(1,147)	(1,874)	(6,433)	(8,478)	(6,138)	(1,476)	(2,035)	(1,451)
Other expense, net	—	—	(202)	(202)	(202)	(10)	(8)	(8)

Income (loss) from continuing operations before income taxes and minority interest	95	(3,272)	(13,422)	(13,784)	15,021	(2,160)	(23,746)	6,054
Income tax (expense) benefit	(889)	(2,436)	(4,974)	(4,639)	(4,772)	1,235	(3,140)	(3,086)
Minority interest in net income of subsidiary(2)	—	—	(1,913)	(2,431)	(2,431)	(126)	(900)	(900)

Income (loss) from continuing operations(3)	$(794)	$(5,708)	$(20,309)	$(20,854)	$7,818	$(1,051)	$(27,786)	2,068

Income (loss) from continuing operations per share(3)(4)
Basic			$(2.19)	$(2.23)	$0.31	$(0.12)	$(2.98)	$0.08
Diluted			$(2.19)	$(2.23)	$0.31	$(0.12)	$(2.98)	$0.08
Weighted average shares outstanding(4)
Basic			9,254	9,343	24,957	9,000	9,324	24,939
Diluted			9,254	9,343	24,957	9,000	9,324	24,939
Non-GAAP Data:
Adjusted EBITDA (unaudited)(5)	$6,875	$13,353	$28,776	$31,672	$31,672	$5,845	$10,734	$10,734
Adjusted EBITDA margin (unaudited)(5)	13.3%	17.2%	25.8%	24.8%	24.8%	25.7%	30.1%	30.1%

	As of March 31, 2007
	Actual	As Adjusted
	(Unaudited)
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,406	$10,200
Total working capital (deficit)	(12,348)	(3,554)
Total assets	211,061	219,855
Long-term debt, less current portion	85,527	55,527
Redeemable preferred stock	138,303	—
Total liabilities and minority interest	267,712	99,409
Total stockholders’ equity (deficit)	(56,651)	120,446

(1)	Consists of accrued but unpaid dividends on our series A preferred stock and series C preferred stock and the change in fair value of the shares of our series C preferred stock, with each share of our series C preferred stock being convertible into (1) one share of our series B preferred stock and (2) a number of shares of our series A preferred stock and our common stock. The conversion of our series C preferred stock and redemption of our preferred stock upon consummation of this offering will eliminate the non-cash interest expense we record for the change in fair value of our series C preferred stock.

(2)	Consists of the 19.0% membership interest in APC held by Trott & Trott as of December 31, 2006 and the 18.1% and 4.5% membership interest in APC held by Trott & Trott and Feiwell & Hannoy, respectively, as of March 31, 2007. Under the terms of the APC operating agreement, each month we are required to pay distributions to each of Trott & Trott and Feiwell & Hannoy in an amount equal to its percentage share of APC’s earnings before interest, taxes, depreciation and amortization less any debt service, capital expenditures and working capital. Feiwell & Hannoy received its 4.5% membership interest in APC on January 9, 2007, in connection with APC’s acquisition of its mortgage default processing service business.

(3)	Excludes loss from discontinued operations, net of income tax benefit, of $483 and $1,762 in 2004 and 2005, respectively, due to the sale of our telemarketing operations in September 2005.

(4)	Basic per share amounts are computed, generally, by dividing net income (loss) by the weighted-average number of common shares outstanding. We believe that the series C preferred stock is a participating security because the holders of the convertible preferred stock participate in any dividends paid on our common stock on an as if converted basis. Consequently, the two-class method of income allocation is used in determining net income (loss), except during periods of net losses. Under this method, net income (loss) is allocated on a pro rata basis to the common stock and series C preferred stock to the extent that each class may share in income for the period had it been distributed. Diluted per share amounts assume the conversion, exercise, or issuance of all potential common stock instruments (see Note 13 to our consolidated financial statements included in this prospectus for information on stock options) unless their effect is anti-dilutive, thereby reducing the loss per share or increasing the income per share.

(5)	The adjusted EBITDA measure presented consists of income (loss) from continuing operations (1) before (a) non-cash interest expense related to redeemable preferred stock; (b) net interest expense; (c) income tax expense; (d) depreciation and amortization; (e) non-cash compensation expense; and (f) minority interest in net income of subsidiary; and (2) after minority interest distributions paid. Adjusted EBITDA margin is the ratio of adjusted EBITDA to total revenues. We are providing adjusted EBITDA, a non-GAAP financial measure, along with GAAP measures, as a measure of profitability because adjusted EBITDA helps us evaluate and compare our performance on a consistent basis for different periods of time by removing from our operating results the impact of the non-cash interest expense arising from the common stock conversion option in our series C preferred stock (which will have no impact on our financial performance after the consummation of this offering due to the redemption or conversion of all of our outstanding shares of preferred stock), as well as the impact of our net cash or borrowing position, operating in different tax jurisdictions and the accounting methods used to compute depreciation and amortization, which impact has been significant and fluctuated from time to time due to the variety of acquisitions that we have completed since our inception. Adjusted EBITDA also excludes non-cash compensation expense because this is a non-cash charge for stock options that we have granted. We exclude this non-cash expense from adjusted EBITDA because we believe any amount we are required to record as share-based compensation expense contains subjective assumptions over which our management has no control, such as share price and volatility. As a result, we do not believe that the inclusion of non-cash compensation expense in our adjusted EBITDA allows for a meaningful evaluation of our performance. In addition, as companies are permitted to use different methods to calculate share-based compensation, we believe including this expense inhibits comparability of our performance with other companies that may have chosen calculation methods different from ours in their determination of non-cash compensation expense. In contrast, we believe that excluding non-cash compensation expense allows for increased comparability within our industry, as other public companies in our industry have similarly elected to exclude non-cash compensation expense from their adjusted EBITDA calculations. We also adjust EBITDA for minority interest in net income of subsidiary and cash distributions paid to minority members of APC because we believe this provides more timely and relevant information with respect to our financial performance. We exclude amounts with respect to minority interest in net income of subsidiary because this is a non-cash adjustment that does not reflect amounts actually paid to APC’s minority members because (1) distributions for any month are actually paid by APC in the following month and (2) it does not include adjustments for APC’s debt or capital expenditures, which are both included in the calculation of amounts actually paid to APC’s minority members. We instead include the amount of these cash distributions in adjusted EBITDA because they include these adjustments and reflect amounts actually paid by APC, thus allowing for a more accurate determination of our performance and ongoing obligations. Due to the foregoing, we believe that adjusted EBITDA is meaningful information about our business operations that investors should consider along with our GAAP financial information. We use adjusted EBITDA for planning purposes, including the preparation of internal annual operating budgets, and to measure our operating performance and the effectiveness of our operating strategies. We also use a variation of adjusted EBITDA in monitoring our compliance with certain financial covenants in our credit agreement and are using adjusted EBITDA to determine performance-based short-term incentive payments for our executive officers.

Adjusted EBITDA is a non-GAAP measure that has limitations because it does not include all items of income and expense that impact our operations. This non-GAAP financial measure is not prepared in accordance with, and should not be considered an alternative to, measurements required by GAAP, such as operating income, net income (loss), net income (loss) per share, cash flow from continuing operating activities or any other measure of performance or liquidity derived in accordance with GAAP. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measures. In addition, it should be noted that companies calculate adjusted EBITDA differently and, therefore, adjusted EBITDA as presented for us may not be comparable to the calculations of adjusted EBITDA reported by other companies.

The following is a reconciliation of our income (loss) from continuing operations to adjusted EBITDA (dollars in thousands):

	Years Ended December 31,					Three Months Ended March 31,
	2004	2005	2006	2006	2006	2006	2007	2007
			(Actual)	(Pro Forma)	(Pro Forma		(Actual)	(As Adjusted)
					As Adjusted)
				(Unaudited)
						(Unaudited)

Income (loss) from continuing operations	$(794)	$(5,708)	$(20,309)	$(20,854)	$7,818	$(1,051)	$(27,786)	$2,068
Non-cash compensation expense	—	—	52	52	2,042	—	10	736
Non-cash interest expense related to redeemable preferred stock	2,805	9,998	28,455	28,455	—	4,635	29,942	—
Interest expense, net	1,147	1,874	6,433	8,478	6,138	1,476	2,035	1,451
Income tax expense (benefit)	889	2,436	4,974	4,639	4,772	(1,235)	3,140	3,086
Depreciation expense	1,278	1,591	2,442	2,785	2,785	461	755	755
Amortization of intangibles	1,550	3,162	5,156	6,520	6,520	971	1,844	1,844
Amortization of DLNP intangible	—	—	1,503	1,503	1,503	462	360	360
Minority interest in net income of subsidiary	—	—	1,913	2,431	2,431	126	900	900
Cash distributions to minority interest	—	—	(1,843)	(2,337)	(2,337)	—	(466)	(466)

Adjusted EBITDA	$6,875	$13,353	$28,776	$31,672	$31,672	$5,845	$10,734	$10,734

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks as well as the other information contained in this prospectus, including our consolidated financial statements and the notes to those statements, before investing in shares of our common stock. If any of the following events actually occur or risks actually materialize, our business, financial condition, results of operations or cash flow could be materially adversely affected. In that event, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Relating to Our Business Information Division

We depend on the economies and the demographics of our targeted sectors in the local and regional markets that we serve, and changes in those factors could have an adverse impact on our revenues, cash flows and profitability.

Our advertising revenues and, to a lesser extent, circulation revenues depend upon a variety of factors specific to the legal, financial and real estate sectors of the 20 markets that our Business Information Division serves. These factors include, among others, the size and demographic characteristics of the population, including the number of companies and professionals in our targeted business sectors, and local economic conditions affecting these sectors. For example, if the local economy or targeted business sector in a market we serve experiences a downturn, display and classified advertising, which constituted 36.3%, 28.4% and 21.1% of our total revenues in 2005, 2006 and the first quarter of 2007, respectively, generally decreases for our business information products that target such market or sector. Further, if the local economy in a market we serve experiences growth, public notices, which constituted 26.8%, 22.4% and 21.2% of our total revenues in 2005, 2006 and the first quarter of 2007, respectively, may decrease as a result of fewer foreclosure proceedings requiring the posting of public notices. If the level of advertising in our business information products or public notices in our court and commercial newspapers were to decrease, our revenues, cash flows and profitability could be adversely affected.

A change in the laws governing public notice requirements may reduce or eliminate the amount of public notices required to be published in print or adversely change the eligibility requirements for publishing public notices, which could adversely affect our revenues, profitability and growth opportunities.

In various states, legislatures have considered proposals that would eliminate or reduce the number of public notices required by statute. In addition, some state legislatures have proposed that state and local governments publish notices themselves online. The impetus for the passage of such laws may increase as online alternatives to print sources of information become increasingly familiar and more generally accepted. Some states have also proposed, enacted or interpreted laws to alter the frequency with which public notices are required to be published, reduce the amount of information required to be disclosed in public notices or change the requirements for publications to be eligible to publish public notices. For example, a court in Idaho has recently ruled that Idaho’s public notice statute requires public notices to be published only in the newspaper with the largest circulation in a jurisdiction, which, if upheld, will negatively affect our ability to continue publishing the small amount of public notices that we have historically published in our Idaho Business Review. Any changes in laws that materially reduce the amount or frequency of public notices required to be published in print or that adversely change the eligibility requirements for publishing public notices in states where we publish or intend to publish court and commercial newspapers would adversely affect our public notice revenues and could adversely affect our ability to differentiate our business information products, which could have an adverse impact on our revenues, profitability and growth opportunities.

If we are unable to compete effectively with other companies in the local media industry, our revenues and profitability may decline.

We compete for display and classified advertising and circulation with at least one metropolitan daily newspaper in all of the markets we serve and one local business journal in many of the markets we serve.

Display and classified advertising constituted 42.3%, 43.0% and 38.7% of our Business Information Division’s revenues in 2005, 2006 and the first quarter of 2007, respectively, and paid circulation constituted 20.8%, 18.4% and 18.7% of our Business Information Division’s revenues in 2005, 2006 and the first quarter of 2007, respectively. Generally, we compete for these forms of advertising and circulation on the basis of how efficiently and effectively we can reach an advertiser’s target audience and the quality and tailored nature of our proprietary content. If the number of subscriptions to our paid publications were to decrease, our circulation revenues would decline to the extent we are not able to continue increasing our subscription rates. For example, subscriptions to our paid publications and circulation revenues decreased between 2005 and 2006 primarily due to the loss of subscribers to our paid publications, such as LawyersUSA, for which we terminated discounted subscription programs. A continued decrease in our subscribers might also make it more difficult for us to attract and retain advertisers due to reduced readership. Our local and regional competitors vary from market to market and many of our competitors for advertising revenues are larger and have greater financial and distribution resources than we do. In the future, we may be required to spend more money, or to reduce our advertising or subscription rates, to attract and retain advertisers and subscribers. We may also experience a decline of circulation or print advertising revenue due to alternative media, such as the Internet. For example, as the use of the Internet has increased, we have lost some classified advertising to online advertising businesses and some subscribers to our free Internet sites that contain abbreviated versions of our publications. If we are not able to compete effectively for advertising expenditures and paid circulation, our revenues and profitability may be adversely affected.

Our business and reputation could suffer if third-party providers of printing and delivery services that we rely upon fail to perform satisfactorily.

We outsource a significant amount of our printing to third-party printing companies. As a result, we are unable to ensure directly that the final printed product is of a quality acceptable to our subscribers. Moreover, if these third-party printers do not perform their services satisfactorily or if they decide not to continue to provide these services to us on commercially reasonable terms, our ability to provide timely and dependable business information products could be adversely affected. In addition, we could face increased costs or delays if we must identify and retain other third-party printers.

Most of our print publications are delivered to our subscribers by the U.S. Postal Service. We have experienced, and may continue to experience, delays in the delivery of our print publications by the U.S. Postal Service. To the extent we try to avoid these delays by using third-party carriers other than the U.S. Postal Service to deliver our print products, we will incur increased operating costs. In addition, timely delivery of our publications is extremely important to many of our advertisers, public notice publishers and subscribers. Any delays in delivery of our print publications to our subscribers could negatively affect our reputation, cause us to lose advertisers, public notice publishers and subscribers and limit our ability to attract new advertisers, public notice publishers and subscribers.

If our Business Information operations in certain states where we generate a significant portion of that operating division’s revenues are not as successful in the future, our operating results could be adversely affected.

We derived 13.6% and 11.9% of our Business Information Division’s revenues in 2006 and the first quarter of 2007, respectively, from the business information products that we target to the Maryland market. Specifically, one of our paid publications, The Daily Record in Maryland, accounted for over 10% of our Business Information Division’s revenues in 2006 and the first quarter of 2007. Therefore, our operating results could be adversely affected if our Business Information operations in the Maryland market are not as successful in the future, whether as a result of a loss of subscribers to our paid publications (in particular, The Daily Record) that serve the Maryland market, a decrease in public notices or advertisements placed in these publications (which has recently occurred due to a competing newspaper) or a decrease in productivity at our Baltimore, Maryland printing facility. Productivity at our printing facility could be adversely affected by a number of factors, including damage to the facility because of an accident, natural disaster or similar event, any mechanical failure with respect to the equipment at the facility or a work stoppage at the facility in connection with a disagreement with the labor union that represents approximately 24% of the employees at the facility. We also expect the business information products that we target to the Missouri markets and the Massachusetts market will each generate at least 10% of our Business Information Division’s revenues for the six months ended June 30, 2007. Therefore, our operating results could be adversely affected if our Business Information operations in those markets are not as successful in the future.

A key component of our operating income and operating cash flows has been, and may continue to be, our minority equity investment in a Michigan publishing company.

We own 35.0% of the membership interests in Detroit Legal News Publishing, LLC, or DLNP, the publisher of Detroit Legal News and seven other publications in Michigan. We account for our investment in DLNP using the equity method, and our share of DLNP’s net income, net of amortization expense of $1.5 million and $360,000, was $2.7 million and $915,000, or 12.6% and 11.1% of our total operating income, in 2006 and the first quarter of 2007, respectively. In addition, we received an aggregate of $3.5 million and $1.4 million of distributions from DLNP, or 19.1% and 19.5% of our net cash provided by operating activities, in 2006 and the first quarter of 2007, respectively. If DLNP’s operations, which we have limited rights to influence, are not as successful in the future, our operating income and cash flows may be adversely affected. For example, a decrease in residential mortgage foreclosures in Michigan would adversely affect DLNP’s public notice revenue, which could decrease the net income of DLNP in which we share.

Risks Relating to Our Professional Services Division

We have owned and operated the businesses within our Professional Services Division for only a short period of time.

Our Professional Services Division consists of APC, our mortgage default processing service business in which we acquired an 81.0% interest in March 2006 and that acquired the mortgage default processing service business of Feiwell & Hannoy in January 2007, and Counsel Press, our appellate services business that we acquired in January 2005. Prior to our acquisition of these businesses, our executive officers, with the exception of David A. Trott, President of APC, had not managed or operated a mortgage default processing or an appellate services business. David Trott, in addition to being President of APC, is also managing attorney of Trott & Trott, and accordingly does not devote his full time and effort to APC. If our executive officers cannot effectively manage and operate these businesses, our Professional Services Division’s operating results and prospects may be adversely affected and we may not be able to execute our growth strategy with respect to this division.

David A. Trott, the President of APC, by virtue of his being the majority shareholder and managing attorney of the law firm of Trott & Trott and having other relationships with DLNP and APC, and Michael J. Feiwell and Douglas J. Hannoy, employees of APC, by virtue of their being the sole shareholders and principal attorneys of the law firm of Feiwell & Hannoy, may under certain circumstances have interests that differ from or conflict with our interests.

David A. Trott, the President of APC, is the majority shareholder in and managing attorney of the law firm of Trott & Trott, one of APC’s two customers. Trott & Trott also owns 18.1% of APC. In addition, Michael J. Feiwell and Douglas J. Hannoy, are the sole shareholders and the principal attorneys in the law firm of Feiwell & Hannoy, APC’s other customer and an owner 4.5% of APC, are also employees of APC. Therefore, Messrs. Trott, Feiwell and Hannoy may experience conflicts of interest in the execution of their duties on behalf of us. These conflicts may not be resolved in a manner favorable to us. For example, they may be precluded by their ethical obligations as attorneys or may otherwise be reluctant to take actions on behalf of us that are in our best interests, but are not or may not be in the best interests of their law firms or their clients. Further, as licensed attorneys, Messrs. Trott, Feiwell or Hannoy may be obligated to take actions on behalf of his law firm or its clients that are not in our best interests. In addition, Mr. Trott has other direct and indirect relationships with DLNP and APC that could cause similar conflicts. See “Certain Relationships and Related Transactions — David A. Trott” for a description of these relationships.

If the number of case files referred to us by our two current mortgage default processing service customers decreases or fails to increase, our operating results and ability to execute our growth strategy could be adversely affected.

Trott & Trott and Feiwell & Hannoy are currently the only customers of APC, our mortgage default processing services business, which constituted 75.6% and 74.8% of our Professional Services Division’s revenues in 2006 on a pro forma basis and in the first quarter of 2007, respectively, and 31.9% and 34.0% of our total revenues in 2006 on a pro forma basis and in the first quarter of 2007, respectively. We are paid different fixed fees for each foreclosure, bankruptcy, eviction and litigation case file referred by these two firms to us for the provision of processing services. Therefore, the success of our mortgage default processing services business is tied to the number of these case files that Trott & Trott and Feiwell & Hannoy receive from their mortgage lending and mortgage loan servicing firm clients. Our operating results and ability to execute our growth strategy could be adversely affected if either Trott & Trott or Feiwell & Hannoy lose business from these clients or are unable to attract additional business from current or new clients for any reason, including any of the following: the provision of poor legal services, the loss of key attorneys (such as David Trott, who has developed and maintains a substantial amount of Trott & Trott’s client relationships), the desire of the law firm’s clients to allocate files among several law firms or a decrease in the number of residential mortgage foreclosures in Michigan or Indiana, including due to market factors or governmental action. Further, we could lose referrals from our law firm customers to the extent that Trott & Trott’s clients direct it to use another provider of mortgage default processing services or the clients of either law firm increase the amount of mortgage default processing services that they conduct in-house, and we could lose either law firm customer if we materially breach our services agreements with such customer.

Regulation of the legal profession may constrain APC’s and Counsel Press’ operations, and numerous issues arising out of that regulation, its interpretation or its evolution could impair our ability to provide professional services to our customers and reduce our revenues and profitability.

Each state has adopted laws, regulations and codes of ethics that provide for the licensure of attorneys, which grants attorneys the exclusive right to practice law and places restrictions upon the activities of licensed attorneys. The boundaries of the “practice of law,” however, are indistinct, vary from one state to another and are the product of complex interactions among state law, bar associations and constitutional law formulated by the U.S. Supreme Court. Many states define the practice of law to include the giving of advice and opinions regarding another person’s legal rights, the preparation of legal documents or the preparation of court documents for another person. In addition, all states and the American Bar Association prohibit attorneys from sharing fees for legal services with non-attorneys.

Pursuant to services agreements between APC and its two law firm customers, we provide mortgage default processing services. Through Counsel Press, we provide procedural and technical advice to law firms and attorneys to enable them to file appellate briefs, records and appendices on behalf of their clients that are compliant with court rules. Current laws, regulations and codes of ethics related to the practice of law pose the following principal risks:

•	State or local bar associations, state or local prosecutors or other persons may challenge the services provided by APC or Counsel Press as constituting the unauthorized practice of law. Any such challenge could have a disruptive effect upon the operations of our business, including the diversion of significant time and attention of our senior management. We may also incur significant expenses in connection with such a challenge, including substantial fees for attorneys and other professional advisors. If a challenge to APC’s or Counsel Press’ operations were successful, we may need to materially modify our professional services operations in a manner that adversely affects that division’s revenues and profitability and we could be subject to a range of penalties that could damage our reputation in the legal markets we serve. In addition, any similar challenge to the operations of APC’s law firm customers could adversely impact their mortgage default business, which would in turn adversely affect our Professional Service Division’s revenues and profitability; and

•	The services agreements to which APC is a party could be deemed to be unenforceable if a court were to determine that such agreements constituted an impermissible fee sharing arrangement between the law firm and APC.

Applicable laws, regulations and codes of ethics, including their interpretation and enforcement, could change in a manner that restricts APC’s or Counsel Press’ operations. Any such change in laws, policies or practices could increase our cost of doing business or adversely affect our revenues and profitability.

Failure to effectively customize our proprietary case management software system so that it can be used to serve Feiwell & Hannoy and other law firms could adversely affect our mortgage default processing service business and growth prospects.

Our proprietary case management software system stores, manages and reports on the large amount of data associated with each foreclosure, bankruptcy or eviction case file serviced by APC in Michigan, a non-judicial foreclosure state. Because Indiana is a judicial foreclosure state, which means the foreclosure is processed through the courts, Feiwell & Hannoy must satisfy requirements that are significantly different from those that apply in Michigan. We are working to customize our proprietary case management software system so that it can be used to assist Feiwell & Hannoy in satisfying these foreclosure requirements. If we are not, on a timely basis, able to effectively customize our case management software system to serve Feiwell & Hannoy, we may not be able to realize the operational efficiencies and increased capacity to handle files that we anticipated when we acquired the mortgage default processing service business of Feiwell & Hannoy. Further, we agreed to the fees we receive from Feiwell & Hannoy for each case file the firm refers to us on the assumption that we would realize those operational efficiencies. Therefore, the failure to effectively customize our case management software system could impact our profitability under our services agreement with Feiwell & Hannoy.

In addition, the success of our growth strategy with respect to our mortgage default processing service business depends on our ability to use our case management software system as the platform to provide processing services in other states regardless of their foreclosure process requirements. If we are unable to effectively customize our software system so that it can be used to service other law firms that we expect to partner with in the future, we may not be able to execute our growth strategy for our Professional Services Division.

Claims, even if not valid, that our case management software system, document conversion system or other proprietary software products and information systems infringe on the intellectual property rights of others could increase our expenses or inhibit us from offering certain services.

Other persons could claim that they have patents and other intellectual property rights that cover or affect our use of software products and other components of information systems on which we rely to operate our business, including our proprietary case management software system we use to provide mortgage default processing services and our proprietary document conversion system we use to provide appellate services. Litigation may be necessary to determine the validity and scope of third-party rights or to defend against claims of infringement. Any litigation, regardless of the outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on our business. If a court determines that one or more of the software products or other components of information systems we use infringes on intellectual property owned by others or we agree to settle such a dispute, we may be liable for money damages. In addition, we may be required to cease using those products and components unless we obtain licenses from the owners of the intellectual property or redesign those products and components in such a way as to avoid infringement. In any event, such situations may increase our expenses or adversely affect the marketability of our services.

Risks Relating to Our Business in General

We depend on key personnel and we may not be able to operate and grow our business effectively if we lose the services of any of our key personnel or are unable to attract qualified personnel in the future.

We rely heavily on our senior management team, including James P. Dolan, our founder, Chairman, President and Chief Executive Officer; Scott J. Pollei, our Executive Vice President and Chief Financial Officer; David A. Trott, President of APC; and Mark W.C. Stodder, our Executive Vice President, Business Information, because they have a unique understanding of our diverse product and service offerings and the ability to manage an organization that has a diverse group of employees. Our ability to retain Messrs. Dolan, Pollei, Trott and Stodder and other key personnel is therefore very important to our future success. In addition, we rely on our senior management, especially Mr. Dolan, to identify growth opportunities through the development or acquisition of additional publications and professional services opportunities.

We have employment agreements with Messrs. Dolan, Pollei, Trott and Stodder. These employment agreements, however, do not ensure that Messrs. Dolan, Pollei, Trott and Stodder will not voluntarily terminate their employment with us. Further, we do not have employment agreements with other key personnel. In addition, we do not have non-competition or non-solicitation agreements with many of our key personnel other than our executive officers and, therefore, these personnel may leave to work for a competitor at any time. We also do not have key man insurance for any of our current management or other key personnel. The loss of any key personnel would require the remaining key personnel to divert immediate and substantial attention to seeking a replacement. Competition for senior management personnel is intense. An inability to find a suitable replacement for any departing executive officer or key employee on a timely basis could adversely affect our ability to operate and grow our business.

We intend to continue to pursue acquisition opportunities, which we may not do successfully and may subject us to considerable business and financial risk.

We have grown, and anticipate that we will continue to grow, through opportunistic acquisitions of business information and professional services businesses. While we evaluate potential acquisitions on an ongoing basis, we may not be successful in assessing the value, strengths and weaknesses of acquisition opportunities or consummating acquisitions on acceptable terms. Furthermore, we may not be successful in identifying acquisition opportunities and suitable acquisition opportunities may not even be made available or known to us. In addition, we may compete for certain acquisition targets with companies that have greater financial resources than we do. Our ability to pursue acquisition opportunities may also be limited by non-competition provisions to which we are subject. For example, until 2008, our ability to provide data, public records, electronic data and information within North America with respect to bankruptcy case filings, Uniform Commercial Code financing statements, tax liens, attorney liens, certain monetary judgments and tenant evictions is limited by non-competition provisions that we agreed to when our predecessor sold its national public records unit. In addition, our ability to carry public notices in Michigan and to provide mortgage default processing services in Indiana is limited by non-competition provisions to which we agreed when we purchased a 35.0% membership interest in DLNP and the mortgage default processing service business of Feiwell & Hannoy. We anticipate financing future acquisitions through cash provided by operating activities, proceeds from this offering, borrowings under our bank credit facility or other debt or equity financing, which would reduce our cash available for other purposes.

Acquisitions may expose us to particular business and financial risks that include, but are not limited to:

•	diverting management’s time, attention and resources from managing our business;

•	incurring additional indebtedness and assuming liabilities;

•	incurring significant additional capital expenditures and operating expenses to improve, coordinate or integrate managerial, operational, financial and administrative systems;

•	experiencing an adverse impact on our earnings from non-recurring acquisition-related charges or the write-off or amortization of acquired goodwill and other intangible assets;

•	failing to integrate the operations and personnel of the acquired businesses;

•	facing operational difficulties in new markets or with new product or service offerings; and

•	failing to retain key personnel and customers of the acquired businesses, including subscribers and advertisers for acquired publications and clients of the law firm customers served by acquired mortgage default processing businesses.

We may not be able to successfully manage acquired businesses or increase our cash flow from these operations. If we are unable to successfully implement our acquisition strategy or address the risks associated with acquisitions, or if we encounter unforeseen expenses, difficulties, complications or delays frequently encountered in connection with the integration of acquired entities and the expansion of operations, our growth and ability to compete may be impaired, we may fail to achieve acquisition synergies and we may be required to focus resources on integration of operations rather than other profitable areas.

We may have difficulty managing our growth, which may result in operating inefficiencies and negatively impact our operating margins.

Our growth may place a significant strain on our management and operations, especially as we continue to expand our product and service offerings, the number of markets we serve and the number of local offices we maintain throughout the United States, including through acquiring new businesses. We may not be able to manage our growth on a timely or cost effective basis or accurately predict the timing or rate of this growth. We believe that our current and anticipated growth will require us to continue implementing new and enhanced systems, expanding and upgrading our data processing software and training our personnel to utilize these systems and software. Our growth has also required, and will continue to require, that we increase our investment in management personnel, financial and management systems and controls and office facilities. In particular, we are, and will continue to be, highly dependent on the effective and reliable operation of our centralized accounting, circulation and information systems. In addition, the scope of procedures for assuring compliance with applicable rules and regulations has changed as the size and complexity of our business has changed. If we fail to manage these and other growth requirements successfully or if we are unable to implement or maintain our centralized systems, or rely on their output, we may experience operating inefficiencies or not achieve anticipated efficiencies. For example, we recently experienced difficulties in transitioning from our legacy circulation systems to our new circulation system that hampered our ability to efficiently keep track of information related to subscriptions for our business information products. In addition, the increased costs associated with our expected growth may not be offset by corresponding increases in our revenues, which would decrease our operating margins.

We rely on our proprietary case management software system, document conversion systems, web sites and online networks, and a disruption, failure or security compromise of these systems may disrupt our business, damage our reputation and adversely affect our revenues and profitability.

Our proprietary case management software system is critical to our mortgage default processing service business because it enables us to efficiently and timely service a large number of foreclosure, bankruptcy, eviction and, to a lesser extent, litigation case files. Our appellate services business relies on our proprietary document conversion systems that facilitate our efficient processing of appellate briefs, records and appendices. Similarly, we rely on our web sites and email notification systems to provide timely, relevant and dependable business information to our customers. Therefore, network or system shutdowns caused by events such as computer hacking, dissemination of computer viruses, worms and other destructive or disruptive software, denial of service attacks and other malicious activity, as well as power outages, natural disasters and similar events, could have an adverse impact on our operations, customer satisfaction and revenues due to degradation of service, service disruption or damage to equipment and data.

In addition to shutdowns, our systems are subject to risks caused by misappropriation, misuse, leakage, falsification and accidental release or loss of information, including sensitive case file data maintained in our proprietary case management system and credit card information for our business information customers. As a result of the increasing awareness concerning the importance of safeguarding personal information, the potential misuse of such information and legislation that has been adopted or is being considered regarding the protection and security of personal information, information-related risks are increasing, particularly for businesses like ours that handle a large amount of personal data.

Disruptions or security compromises of our systems could result in large expenditures to repair or replace such systems, remedy any security breaches and protect us from similar events in the future. We also could be exposed to negligence claims or other legal proceedings brought by our customers or their clients, and we could incur significant legal expenses and our management’s attention may be diverted from our operations in defending ourselves against and resolving lawsuits or claims. In addition, if we were to suffer damage to our reputation as a result of any system failure or security compromise, the clients of our law firm customers to which we provide mortgage default processing services could choose to send fewer foreclosure, bankruptcy or eviction case files to these customers. Any such reduction in the number of case files handled by our customers would also reduce the number of mortgage default case files serviced by us. Similarly, our appellate services clients may elect to use other service providers. In addition, customers of our Business Information Division may seek out alternative sources of the business information available on our web sites and email notification systems. Further, in the event that any disruption or security compromise constituted a material breach under our services agreements, our law firm customers could terminate these agreements. In any of these cases, our revenues and profitability could be adversely affected.

We may be required to incur additional indebtedness or raise additional capital to fund our operations and acquisitions or repay our indebtedness.

We may not generate a sufficient amount of cash from our operations to finance growth opportunities, including acquisitions, or fund our operations, including payments on our indebtedness and unanticipated capital expenditures. Our ability to pursue any material expansion of our business, including through acquisitions or increased capital spending, will likely depend on our ability to obtain third-party financing. This financing may not be available to us at all or at an acceptable cost.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time and resources to various compliance issues; if we do not address these compliance issues successfully, our stock price could be adversely impacted.

As a result of this offering, we will become subject to reporting, corporate governance and other obligations under the Securities Exchange Act of 1934, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the rules and regulations of The New York Stock Exchange. For example, Section 404 of the Sarbanes-Oxley Act will require annual management assessment of the effectiveness of our internal control over financial reporting and a report by our independent auditors addressing these assessments beginning with the year ending December 31, 2008. These reporting and other obligations will place significant demands on our management, administrative, operational and accounting resources, especially if we have to design and implement enhanced processes and controls to address any material weaknesses in our internal control over financial reporting that are identified by us or our independent auditors. We will also incur substantial additional legal, accounting and other expenses that we did not incur as a private company to comply with these requirements. These regulations may also make it more difficult to attract and retain qualified members for our board of directors and its various committees. Any failure to comply with these regulations, including if we fail to account for transactions and report information to our investors on a timely and accurate basis, or to otherwise be able to conclude in a timely manner that our internal control over financial reporting is operating effectively, could decrease investor confidence in our public disclosure, impair our ability to obtain financing when needed or have an adverse effect on our stock price.

We have incurred in the past, and may incur in the future, net losses.

We incurred net losses of $(1.3) million, $(7.5) million, $(20.3) million and $(27.8) million for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2007, respectively. These net losses have been attributable to our non-cash interest expense related to redeemable preferred stock, which we will not incur after consummation of this offering because we will use a portion of our net proceeds from this offering to redeem our preferred stock. However, we expect our operating expenses to increase in the future as we expand our operations. If our operating expenses exceed our expectations, whether because we are unable to realize the anticipated operational efficiencies from centralization of acquired accounting, circulation, advertising, production and appellate and default processing systems in a timely manner following future expansions or for other reasons, or if our revenues do not grow to offset these increased expenses, we may continue to incur net losses in the future.

We are subject to risks relating to litigation due to the nature of our product and service offerings.

We may, from time to time, be subject to or named as a party in libel actions, negligence claims, and other legal proceedings in the ordinary course of our business given the editorial content of our business information products and the technical rules with which our appellate services and mortgage default processing businesses must comply and the strict deadlines these businesses must meet. We could incur significant legal expenses and our management’s attention may be diverted from our operations in defending ourselves against and resolving lawsuits or claims. An adverse resolution of any future lawsuits or claims against us could result in a negative perception of us and cause the market price of our common stock to decline or otherwise have an adverse effect on our operating results and growth prospects.

Our failure to comply with the covenants contained on our debt instruments could result in an event of default that could adversely affect our financial condition and ability to operate our business as planned.

We have, and after this offering will continue to have, significant debt and debt service obligations. Our credit agreement contains, and any agreements to refinance our debt likely will contain, financial and restrictive covenants that limit our ability to incur additional debt, including to finance future operations or other capital needs, and to engage in other activities that we may believe are in our long-term best interests, including to dispose of or acquire assets. Our failure to comply with these covenants may result in an event of default, which if not cured or waived, could result in the banks accelerating the maturity of our indebtedness or preventing us from accessing availability under our credit facility. If the maturity of our indebtedness is accelerated, we may not have sufficient cash resources to satisfy our debt obligations and we may not be able to continue our operations as planned. In addition, the indebtedness under our credit agreement is secured by a security interest in substantially all of our tangible and intangible assets, including the equity interests of our subsidiaries, and therefore, if we are unable to repay such indebtedness the banks could foreclose on these assets and sell the pledged equity interests, which could adversely affect our ability to operate our business.

We may be required to incur additional indebtedness if either of the two minority members of APC exercises its put right with respect to its membership interest in APC.

Under the terms of APC’s amended and restated operating agreement, the two minority members of APC have the right, within six months after the second anniversary of the effective date of this offering, to require APC to repurchase all or any portion of their membership interests in APC (currently 22.6%). We will incur additional indebtedness in the future if either minority member of APC exercises its put right because the purchase price paid by APC in connection with any such repurchase would be in the form of a three-year unsecured note. The principal amount of the note would be equal to 6.25 times APC’s trailing twelve month EBITDA and would bear interest at a rate equal to prime plus 2%. If we are required to incur this additional indebtedness, it could decrease the amount of working capital available to fund our operations, which could impair our ability to operate and grow our business as planned.

Risks Associated with Purchasing Our Common Stock in this Offering

As a new investor, you will incur immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will experience an immediate and substantial dilution of $16.19 in net tangible book value per share of your investment. This means that the price you pay for the shares you acquire in this offering will be significantly higher than your net tangible book value per share. If we issue additional shares of common stock in the future, including the 900,000 shares of common stock we have reserved for issuance under our employee stock purchase plan, you may experience further dilution in the net tangible book value of your shares. Likewise, you will incur additional dilution if the holders of outstanding options to purchase shares of our common stock at prices below our net tangible book value per share exercise their options after this offering. Upon consummation of this offering, there will be 999,157 shares of common stock that will be issuable upon the exercise of outstanding stock options, with a weighted average exercise price of $12.95 per share, including options exercisable for 873,157 shares of common stock, with an exercise price equal to the initial public offering price (which we are assuming is $14.50 per share, the mid-point of the range set forth on the cover of this prospectus), that we intend to issue on the date of this prospectus.

Our common stock does not have a trading history, and you may not be able to trade our common stock if an active trading market does not develop.

Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on The New York Stock Exchange under the symbol “DM.” Although the underwriters have informed us that they intend to make a market in our common stock, they are not obligated to do so, and any market-making may be discontinued at any time without prior notice. Therefore, an active trading market for our common stock may not develop or, if it does develop, may not continue. As a result, the market price of our common stock, as well as your ability to sell our common stock, could be adversely affected. You should not view the initial public offering price as any indication of prices that will prevail in the trading market.

The market price of our common stock may be volatile and will depend on a variety of factors, which could cause our common stock to trade at prices below the initial public offering price.

The initial public offering price of the common stock will be determined through negotiations between representatives of the underwriters and us and may not be representative of the price that will prevail in the open market. If an active trading market develops following the offering, the market price of our common stock may fluctuate significantly. Some of the factors that could affect our share price include, but are not limited to:

•	variations in our quarterly operating results;

•	changes in the legal or regulatory environment affecting our business;

•	changes in our earnings estimates or expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	the contents of published research reports about us or our industry or the failure of securities analysts to cover our common stock after this offering;

•	additions or departures of key management personnel;

•	any increased indebtedness we may incur in the future;

•	announcements by us or others and developments affecting us;

•	actions by institutional stockholders;

•	changes in market valuations of similar companies;

•	speculation or reports by the press or investment community with respect to us or our industry in general; and

•	general economic, market and political conditions.

These factors could cause our common stock to trade at prices below the initial public offering price, which could prevent you from selling your common stock at or above the initial public offering price. In addition, the stock market in general, and The New York Stock Exchange in particular, has from time to time experienced significant price and volume fluctuations that have affected the market prices of individual securities. These fluctuations often have been unrelated or disproportionate to the operating performance of publicly traded companies. In the past, following periods of volatility in the market price of a particular company’s securities, securities class-action litigation has often been brought against that company. If similar litigation were instituted against us, it could result in substantial costs and divert management’s attention and resources from our operations.

Certain of our directors and executive officers, their immediate family members and affiliated entities, including stockholders that have designated members of our board of directors, will receive a material benefit from our redemption of their preferred stock in connection with this offering.

Messrs. Dolan, Bergstrom, Pollei, Stodder and Baumbach, as well as members of their immediate families and affiliated entities, own shares of our preferred stock that we will redeem using a portion of our net proceeds from this offering. In addition, we will redeem shares of preferred stock held by stockholders that have designated several current or recent members of our board pursuant to rights granted to these stockholders under our amended and restated stockholders agreement dated as of September 1, 2004. Specifically:

•	ABRY Mezzanine Partners, L.P. and ABRY Investment Partners, L.P., or the ABRY funds, designated Peni Garber, an employee and officer of ABRY Partners, LLC, as a member of our board;

•	BG Media Investors L.P., or BGMI, designated Edward Carroll, a member of the general partner of BGMI, and Earl Macomber, an interest holder in the general partner of BGMI, as members of our board; Mr. Macomber stepped down from our board in March 2007;

•	Caisse de dépôt et placement du Québec, or CDPQ, designated Jacques Massicotte, George Rossi, and Pierre Bédard as members of our board; Mr. Bédard stepped down from our board in March 2007;

•	Cherry Tree Ventures IV Limited Partnership, or Cherry Tree, designated Anton J. Christianson, managing partner of Cherry Tree Investments, as a member of our board;

•	The David J. Winton trust, or the Winton trust, designated David Michael Winton, the income beneficiary of the Winton trust, as a member of our board; and

•	DMIC LLC, or DMIC, designated Dean Bachmeier, a principal with Private Capital Management, Inc., as a member of our board; Mr. Bachmeier stepped down from our board in March 2007.

We will use approximately 74% of our net proceeds from this offering to redeem all of our series A preferred stock and series B preferred stock (in each case including shares issued upon conversion of our series C preferred stock). In connection with the redemption, we will pay an aggregate of approximately $97,090,000 and issue an aggregate of 5,078,612 shares of our common stock to the above-described persons. In addition, Messrs. Baumbach and Stodder hold 18,000 and 9,000 shares of our common stock, respectively, that are subject to our right to redeem such shares upon their termination of employment. Our redemption right will terminate upon the consummation of this offering. See “Certain Relationships and Related Transactions,” “Use of Proceeds” and “Principal and Selling Stockholders” for a more detailed description of the benefits that certain related parties will receive in connection with this offering.

Future offerings of debt or equity securities by us may adversely affect the market price of our common stock or your rights as holders of our common stock.

In the future, we may attempt to increase our capital resources by offering debt or additional equity securities, including commercial paper, medium-term notes, senior or subordinated notes, shares of preferred stock or shares of our common stock. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings, would receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the economic and voting rights of our existing stockholders and/or reduce the market price of our common stock. After this offering, we will have an aggregate of 41,482,855 shares of common stock authorized but unissued and not reserved for issuance under our incentive compensation plan or employee stock purchase plan and 5,000,000 shares of authorized but unissued preferred stock. We may issue all of these shares without any action or approval by our stockholders. We intend to continue to actively pursue acquisitions and may issue shares of common stock in connection with these acquisitions. Further, we may continue to issue equity interests in APC in connection with acquisitions of mortgage default processing service businesses. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings.

Sales of a substantial number of shares of our common stock following this offering may adversely affect the market price of our common stock or our ability to raise additional capital.

Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that large sales could occur, could cause the market price of our common stock to decline or limit our future ability to raise capital through an offering of equity securities. Other than the restricted shares of common stock we intend to issue on the date of this prospectus, all of the shares of our common stock outstanding upon consummation of this offering will be freely tradable without restriction or further registration under the federal securities laws, unless held by our “affiliates” within the meaning of Rule 144 under the Securities Act or subject to lock-up agreements with the underwriters or a holdback agreement with us. Shares held by our “affiliates” will be “restricted securities” and will be subject to the volume, manner of sale and notice restrictions of Rule 144. In addition, our certificate of incorporation will permit the issuance of up to 70,000,000 shares of common stock. After this offering, we will have an aggregate of 44,889,026 shares of our common stock authorized but unissued. Thus, we have the ability to issue substantial amounts of common stock in the future, which would dilute the percentage ownership held by the investors who purchase our shares in this offering.

We, each of our directors, each of our executive officers, the selling stockholders and certain other significant stockholders have agreed for a period of 180 days after the date of this prospectus, subject to extensions in certain limited circumstances, to not, without the prior written consent of Goldman, Sachs & Co. and Merrill Lynch, directly or indirectly, offer to sell, sell, pledge or otherwise dispose of any shares of our common stock, subject to certain permitted exceptions. Certain of our other stockholders have entered into a registration rights agreement with us pursuant to which they have agreed to not effect any public sale of our securities for a 90-day holdback period following the date of this prospectus.

Following the effectiveness of the registration statement of which this prospectus forms a part, we intend to file a registration statement(s) on Form S-8 under the Securities Act covering 2,700,000 shares of common stock that will be issuable pursuant to our incentive compensation plan (including 193,829 shares of restricted stock we intend to issue on the date of this prospectus) and 900,000 shares of common stock that will be issuable pursuant to our employee stock purchase plan, which in the aggregate equals 14% of the aggregate number of shares of our common stock that will be outstanding upon completion of this offering. Accordingly, subject to applicable vesting requirements, the exercise of options, the provisions of Rule 144 with respect to affiliates, the six-month transfer restriction applicable to employees that purchase shares of our common stock under our employee stock purchase plan and, if applicable, expiration of the 180-day lock-up agreements and 90-day holdback agreement, shares registered under the registration statement(s) on Form S-8 will be available for sale in the open market. In addition, we have granted most of our current stockholders registration rights with respect to their shares of our common stock. For a more detailed description of additional shares that may be sold in the future, see the sections of this prospectus captioned “Shares Eligible for Future Sale” and “Underwriting.”

Anti-takeover provisions in our amended and restated certificate of incorporation and our amended and restated by-laws may discourage, delay or prevent a merger or acquisition that you may consider favorable or prevent the removal of our current board of directors and management.

Our amended and restated certificate of incorporation and our amended and restated bylaws could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our stockholders, or otherwise adversely affect the price of our common stock and your rights as a holder of our common stock. For example, our amended and restated certificate of incorporation and amended and restated bylaws will (1) permit our board of directors to issue one or more series of preferred stock with rights and preferences designated by our board, (2) stagger the terms of our board of directors into three classes and (3) impose advance notice requirements for stockholder proposals and nominations of directors to be considered at stockholders’ meetings. These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors other than the candidates nominated by our board. We will also be subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder and which may discourage, delay or prevent a change of control of our company. See “Description of Capital Stock” for additional information on the anti-takeover measures applicable to us. In addition, our bank credit facility contains provisions that could limit our ability to enter into change of control transactions.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that reflect our current expectations and projections about our future results, performance, prospects and opportunities. For example, under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Application of Critical Accounting Policies — Valuation of Our Company Equity Securities,” we have disclosed assumptions and expectations regarding our performance that we have used in connection with determining the fair value of our securities and the amount of non-cash interest expense we have been required to record. We have tried to identify forward-looking statements by using words such as “may,” “will,” “expect,” “anticipate,” “believe,” “intend,” “estimate” and similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of risks, uncertainties and other factors, including those described in “Risk Factors” in this prospectus, that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

You should not place undue reliance on any forward-looking statements. Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds that we will receive from our sale of 10,500,000 shares of common stock in this offering will be $138,592,500, assuming an initial public offering price of $14.50 per share, the mid-point of the range shown on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders if the underwriters exercise their option to purchase 1,575,000 additional shares of common stock.

We expect that we will use our estimated net proceeds from this offering for the following:

•	approximately $55,798,000 to redeem all outstanding shares of our series A preferred stock, including shares issued upon conversion of all outstanding shares of our series C preferred stock upon consummation of this offering;

•	approximately $45,136,000 to redeem all outstanding shares of our series B preferred stock that will be issued upon conversion of all outstanding shares of our series C preferred stock upon consummation of this offering;

•	$30,000,000 to repay a portion of the outstanding principal balance of the variable term loans outstanding under our bank credit facility, which indebtedness has been outstanding since March 14, 2006, matures on December 31, 2010 and has accrued interest at a weighted average interest rate of 7.9%; and

•	the balance of approximately $7,658,500 for general corporate purposes, including for acquisitions and working capital.

Upon consummation of this offering, each share of our series C preferred stock, including all accrued and unpaid dividends that have accrued at a rate of 6% per annum through the conversion date, will convert into approximately 15 shares of common stock, approximately 5 shares of series A preferred stock and one share of series B preferred stock (based on accrued and unpaid dividends through the conversion date, which we have assumed for this prospectus is July 31, 2007). The redemption price for the series B preferred stock is equal to $1,000 per share plus all unpaid dividends that accrued on the series C preferred stock that converted into the series B preferred stock. The redemption price for the series A preferred stock is equal to $100 per share plus all accrued and unpaid dividends that have accrued at a rate of 6% per annum through the redemption date (which for purposes of the above, we have assumed for this prospectus is July 31, 2007). We will redeem all outstanding shares of our series A preferred stock and series B preferred stock upon consummation of this offering.

We will retain broad discretion in the allocation of the net proceeds of this offering that are not used to redeem our preferred stock or repay outstanding indebtedness under our bank credit facility. Although we evaluate potential acquisitions in the ordinary course of business, we have no specific understandings, commitments or agreements with respect to any acquisition at this time. Until we use such remaining net proceeds of this offering for acquisitions or general corporate purposes, we intend to invest the funds in short-term, investment-grade, interest-bearing securities. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY

We have not declared or paid any dividends on our common stock since our inception and do not intend to pay any dividends on our common stock in the foreseeable future. We currently expect that we will retain our future earnings, if any, for use in the operation and expansion of our business. Future cash dividends, if any, will be at the discretion of our board of directors and will depend upon, among other things, our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions (including in our credit agreement) and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2007:

•	on an actual basis; and

•	on an as adjusted basis to give effect to (1) the receipt by us of the net proceeds from the sale of 10,500,000 shares of common stock at an assumed initial public offering price of $14.50 per share (the mid-point of the range set forth on the cover of this prospectus) after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, (2) the conversion of all outstanding shares of series C preferred stock into 195,647 shares of series A preferred stock, 38,132 shares of series B preferred stock and 5,093,145 shares of common stock, (3) our application of a portion of our net proceeds from this offering to redeem all outstanding shares of series A and series B preferred stock (in each case, including shares issued upon conversion of our series C preferred stock) and to repay $30,000,000 of outstanding indebtedness under our bank credit facility and (4) the issuance of 193,829 restricted shares of common stock on the date of this prospectus.

You should read this table in conjunction with our consolidated financial statements and the accompanying notes and our pro forma financial information included elsewhere in this prospectus, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds.”

	March 31, 2007
		As
	Actual	Adjusted
	(Unaudited)
	(Dollars in thousands)

Cash and cash equivalents	$1,406	$10,200

Current maturities of long-term debt	$9,517	$9,517

Long-term debt, excluding current portion
Senior variable-rate term note	79,893	49,893
Borrowing under variable-rate revolving line of credit	4,000	4,000
Unsecured note payable	1,594	1,594
Capital lease obligations	40	40

Total long-term debt	85,527	55,527

Series C mandatorily redeemable, convertible, participating preferred stock, $0.001 par value; 40,000 shares authorized and 38,132 shares issued and outstanding, actual; 0 shares authorized, issued and outstanding, as adjusted; liquidation preference of $64,250	102,754	—
Series B mandatorily redeemable, nonconvertible preferred stock, $0.001 par value; 40,000 shares authorized and 0 shares issued and outstanding, actual; 0 shares authorized and issued and outstanding, as adjusted; liquidation preference of $0	—	—
Series A mandatorily redeemable, nonconvertible preferred stock, $0.001 par value; 550,000 shares authorized and 287,000 shares issued and outstanding, actual; 0 shares authorized, issued and outstanding, as adjusted; liquidation preference of $35,549	35,549	—

Total debt and redeemable preferred stock	233,347	65,044

Stockholders’ equity (deficit)
Common stock, $0.001 par value; 2,000,000 shares authorized and 9,324,000 shares (post-split) issued and outstanding, actual; 70,000,000 shares authorized and 25,110,974 shares issued and outstanding, as adjusted	$1	$25
Additional paid-in capital	313	190,683
Accumulated deficit	(56,965)	(70,262)

Total stockholders’ equity (deficit)	(56,651)	120,446

Total capitalization	$176,696	$185,490

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by dividing the net tangible book value (total assets less intangible assets, deferred financing costs and total liabilities) by the number of outstanding shares of common stock.

Based on shares outstanding as of March 31, 2007, our net tangible book value (deficit) at March 31, 2007, would have been $(219.4) million, or $(23.53) per share of common stock.

After giving effect to (1) the receipt by us of the net proceeds from the sale of 10,500,000 shares of common stock at an assumed initial public offering price of $14.50 per share (the mid-point of the range set forth on the cover of this prospectus) after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, (2) the conversion of all outstanding shares of series C preferred stock into 195,647 shares of series A preferred stock, 38,132 shares of series B preferred stock and 5,093,145 shares of common stock, (3) our intended application of a portion of our net proceeds from this offering to redeem all outstanding shares of series A and series B preferred stock (in each case, including shares issued upon conversion of our series C preferred stock) and repay $30,000,000 of outstanding indebtedness under our bank credit facility and (4) the issuance of 193,829 restricted shares of common stock on the date of this prospectus, our as adjusted net tangible book value (deficit) at March 31, 2007, would have been $(42.3) million, or $(1.69) per share of common stock. This represents an immediate and substantial dilution of $16.19 per share to new investors.

The following table illustrates this per share dilution:

Assumed public offering price per share		14.50

Net tangible book value (deficit) per share at March 31, 2007	$(23.53)
Increase per share attributable to new investors in this offering	$21.84

Net tangible book value (deficit) per share at March 31, 2007 as adjusted for this offering		$(1.69)

Dilution per share to new investors		$16.19

The following table summarizes, as of March 31, 2007, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us in the offering (after giving effect to the issuance of common stock in connection with the conversion of the series C preferred stock), the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing common stock in the offering:

					Average Price
	Shares Purchased		Total Consideration		Per Share
	Number	Percentage	Number	Percentage	Number	Percentage
	(Amounts in thousands, except percentages and per share data)

Existing Stockholders	14,611	58.2%	$314	0.2%	$0.02	0.1%
New Investors in the Offering	10,500	41.8%	$152,250	99.8%	$14.50	99.9%

Total	25,111	100.0%	$152,564	100.0%	$6.07	100.0%

The above information excludes 126,000 shares of common stock issuable upon the exercise of outstanding stock options under our incentive compensation plan as of March 31, 2007, with an exercise price of $2.22 per share.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following table presents our selected consolidated financial data for the periods and as of the dates presented below. We derived the historical financial data for the fiscal years ended December 31, 2004, 2005 and 2006, and the historical financial data as of December 31, 2005 and 2006, from our audited consolidated financial statements that are included in this prospectus. We derived the historical financial data for the period from August 1, 2003, to December 31, 2003, and the historical financial data as of December 31, 2003, and 2004, from our audited consolidated financial statements not included in this prospectus. We derived the historical financial data for the fiscal years ended March 31, 2002, and March 31, 2003, and for the period from April 1, 2003, to July 31, 2003, and the historical financial data as of March 31, 2002, from the unaudited consolidated financial statements of our predecessor not included in this prospectus. Our fiscal year end is December 31. Our predecessor’s fiscal year end was March 31. We derived the historical financial data for the three months ended March 31, 2006, and 2007, and the historical financial data as of March 31, 2007, from our unaudited consolidated financial statements that are included in this prospectus. Our unaudited selected consolidated financial data as of March 31, 2007, and for the three months ended March 31, 2006, and 2007 have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of this data in all material respects.

The pro forma financial data for the year ended December 31, 2006, gives effect to our acquisition of an 81.0% interest in APC on March 14, 2006, and APC’s subsequent acquisition of the mortgage default processing service business of Feiwell & Hannoy on January 9, 2007, as if each had occurred on January 1, 2006. Because the results of Feiwell & Hannoy since January 9, 2007, are already included in our statement of operations for the three months ended March 31, 2007, pro forma adjustments to our operating results for the first quarter of 2007 to give effect to the Feiwell & Hannoy acquisition as if it had occurred on January 1, 2007, would not be significant (they would increase our total revenues by $280,000 and reduce our net loss by $34,000). Therefore, we have not provided pro forma financial data for the three months ended March 31, 2007. The pro forma as adjusted financial data for the year ended December 31, 2006, gives effect to the APC and Feiwell & Hannoy acquisitions and, along with the as adjusted financial data for the three months ended March 31, 2007, reflects (1) the conversion of all outstanding shares of our series C preferred stock into 195,647 shares of series A preferred stock, 38,132 shares of series B preferred stock and 5,093,145 shares of common stock upon consummation of this offering and the corresponding elimination of non-cash interest expense related to our redeemable preferred stock; (2) our redemption of all outstanding shares of our series A preferred stock and series B preferred stock (in each case, including shares issued upon conversion of our series C preferred stock) with a portion of the net proceeds from this offering; (3) our repayment of $30,000,000 of outstanding indebtedness under our bank credit facility with a portion of our net proceeds from this offering; (4) the issuance of 193,829 restricted shares of common stock on the date of this prospectus, of which 21,600 shares will vest upon consummation of this offering; and (5) an increase of 15,614,745 weighted average shares outstanding as of December 31, 2006 and March 31, 2007, related to the issuance of the above-mentioned restricted shares of common stock that will vest upon consummation of this offering, the above-mentioned shares of common stock upon conversion of our series C preferred stock and the 10,500,000 shares of common stock in this offering.

The pro forma consolidated financial data presented below is based upon available information and assumptions that we believe are reasonable; however, we can provide no assurance that the assumptions used in the preparation of the pro forma consolidated financial data are correct. The pro forma financial data is for illustrative and informational purposes only and is not intended to represent or be indicative of what our results of operations would have been if our acquisition of an 81.0% interest in APC or APC’s acquisition of the mortgage default processing service business of Feiwell & Hannoy had occurred on January 1, 2006. The pro forma financial data also should not be considered representative of our future results of operations.

You should read the following information along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the accompanying notes, the financial statements of certain acquired businesses and our pro forma information, which are included elsewhere in this prospectus.

			Period from
			April 1,	Period from
			2003 to	August 1,	Years Ended December 31,
	Years Ended March 31,		July 31,	2003 to					2006	Three Months Ended March 31,
	2002	2003	2003	December 31,			2006	2006	(Pro Forma		2007	2007
	(Predecessor)	(Predecessor)	(Predecessor)	2003	2004	2005	(Actual)	(Pro Forma)	as Adjusted)	2006	(Actual)	(As Adjusted)
		(Unaudited)						(Unaudited)			(Unaudited)
	(In thousands, except per share data)

Consolidated Statement of Operations Data:
Business information revenues	$42,820	$43,056	$14,026	$18,945	$51,689	$66,726	$73,831	$73,831	$73,831	$17,913	$19,480	$19,480
Professional services revenues	—	—	—	—	—	11,133	37,812	53,839	53,839	4,801	16,215	16,215

Total revenues	42,820	43,056	14,026	18,945	51,689	77,859	111,643	127,670	127,670	22,714	35,695	35,695

Total operating expenses	41,972	42,399	18,386	17,376	47,642	69,546	92,711	107,055	109,045	19,214	28,371	29,097
Equity in earnings of Detroit Legal News Publishing, LLC, net of amortization	—	—	—	—	—	287	2,736	2,736	2,736	461	915	915

Operating income (loss)	848	657	(4,360)	1,569	4,047	8,600	21,668	23,351	21,361	3,961	8,239	7,513
Non-cash interest expense related to redeemable preferred stock(1)	—	—	—	(718)	(2,805)	(9,998)	(28,455)	(28,455)	—	(4,635)	(29,942)	—
Interest expense, net	(8,113)	(6,316)	(5,880)	(406)	(1,147)	(1,874)	(6,433)	(8,478)	(6,138)	(1,476)	(2,035)	(1,451)
Other expense, net	(228)	(775)	—	—	—	—	(202)	(202)	(202)	(10)	(8)	(8)

Income (loss) from continuing operations before income taxes and minority interest	(7,493)	(6,434)	(10,240)	445	95	(3,272)	(13,422)	(13,784)	15,021	(2,160)	(23,746)	6,054
Income tax (expense) benefit	(52)	(2)	—	(569)	(889)	(2,436)	(4,974)	(4,639)	(4,772)	1,235	(3,140)	(3,086)
Minority interest in net income of subsidiary(2)	—	—	—	—	—	—	(1,913)	(2,431)	(2,431)	(126)	(900)	(900)

Income (loss) from continuing operations(3)	$(7,545)	$(6,436)	$(10,240)	$(124)	$(794)	$(5,708)	$(20,309)	$(20,854)	$7,818	$(1,051)	$(27,786)	$2,068

Income (loss) from continuing operations per share(3)(4)(6)
Basic	$(11.30)	$(10.25)	$(10.36)	$(0.01)	$(0.09)	$(0.64)	$(2.19)	$(2.23)	$0.31	$(0.12)	$(2.98)	$0.08
Diluted	$(11.30)	$(10.25)	$(10.36)	$(0.01)	$(0.09)	$(0.64)	$(2.19)	$(2.23)	$0.31	$(0.12)	$(2.98)	$0.08
Weighted average shares outstanding(4)(6)
Basic	1,129	1,136	1,156	8,820	8,820	8,845	9,254	9,343	24,957	9,000	9,324	24,939
Diluted	1,129	1,136	1,156	8,820	8,820	8,845	9,254	9,343	24,957	9,000	9,324	24,939
Non-GAAP Data:
Adjusted EBITDA (unaudited)(5)	4,997	3,617	(3,026)	2,596	6,875	13,353	28,776	31,672	$31,672	$5,845	$10,734	$10,734
Adjusted EBITDA margin (unaudited)(5)	11.7%	8.4%	(21.6)%	13.7%	13.3%	17.2%	25.8%	24.8%	24.8%	25.7%	30.1%	30.1%

	As of
	March 31,	As of December 31,				As of
	2002	2003				March 31,
	Predecessor	Predecessor	2004	2005	2006	2007
	(Unaudited)					(Unaudited)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$782	$70	$19,148	$2,348	$786	$1,406
Total working capital (deficit)	(38,663)	(2,656)	13,886	(6,790)	(8,991)	(12,348)
Total assets	97,290	58,898	116,522	135,395	186,119	211,061
Long-term debt, less current portion	21,905	16,937	29,730	36,920	72,760	85,527
Redeemable preferred stock	—	29,418	69,645	79,740	108,329	138,303
Total liabilities and minority interest	75,889	58,998	117,898	144,238	214,994	267,712
Total stockholders’ equity (deficit)	21,401	(99)	(1,376)	(8,843)	(28,875)	(56,651)

(1)	Consists of accrued but unpaid dividends on our series A preferred stock and series C preferred stock and the change in fair value of the shares of our series C preferred stock, with each share of our series C preferred stock being convertible into (1) one share of our series B preferred stock and (2) a number of shares of our series A preferred stock and our common stock. The conversion of our series C preferred stock and redemption of our preferred stock upon consummation of this offering will eliminate the non-cash interest expense we record for the change in fair value of our series C preferred stock.

(2)	Consists of the 19.0% membership interest in APC held by Trott & Trott as of December 31, 2006, and the 18.1% and 4.5% membership interest in APC held by Trott & Trott and Feiwell & Hannoy, respectively, as of March 31, 2007. Under the terms of the APC operating agreement, each month we are required to pay distributions to each of Trott & Trott and Feiwell & Hannoy in an amount equal to its percentage share of APC’s earnings before interest, taxes, depreciation and amortization less any debt service, capital expenditures and working capital. Feiwell & Hannoy received its 4.5% membership interest in APC on January 9, 2007, in connection with APC’s acquisition of its mortgage default processing service business.

(3)	Excludes income or loss from discontinued operations of the predecessor’s public records business in July 2003 and our telemarketing operations in September 2005.

(4)	Basic per share amounts are computed, generally, by dividing net income (loss) by the weighted-average number of common shares outstanding. We believe that the series C preferred stock is a participating security because the holders of the convertible preferred stock participate in any dividends paid on our common stock on an as if converted basis. Consequently, the two-class method of income allocation is used in determining net income (loss), except during periods of net losses. Under this method, net income (loss) is allocated on a pro rata basis to the common stock and series C preferred stock to the extent that each class may share in income for the period had it been distributed. Diluted per share amounts assume the conversion, exercise, or issuance of all potential common stock instruments (see Note 13 to our consolidated financial statements included in this prospectus for information on stock options) unless their effect is anti-dilutive, thereby reducing the loss per share or increasing the income per share.

(5)	The adjusted EBITDA measure presented consists of income (loss) from continuing operations (1) before (a) non-cash interest expense related to redeemable preferred stock; (b) net interest expense; (c) income tax expense; (d) depreciation and amortization; (e) non-cash compensation expense; and (f) minority interest in net income of subsidiary; and (2) after minority interest distributions paid. Adjusted EBITDA margin is the ratio of adjusted EBITDA to total revenues. We are providing adjusted EBITDA, a non-GAAP financial measure, along with GAAP measures, as a measure of profitability because adjusted EBITDA helps us evaluate and compare our performance on a consistent basis for different periods of time by removing from our operating results the impact of the non-cash interest expense arising from the common stock conversion option in our series C preferred stock (which will have no impact on our financial performance after the consummation of this offering due to the redemption or conversion of all of our outstanding shares of preferred stock), as well as the impact of our net cash or borrowing position, operating in different tax jurisdictions and the accounting methods used to compute depreciation and amortization, which impact has been significant and fluctuated from time to time due to the variety of acquisitions that we have completed since our inception. Adjusted EBITDA also excludes non-cash compensation expense because this is a non-cash charge for stock options that we have granted. We exclude this non-cash expense from adjusted EBITDA because we believe any amount we are required to record as share-based compensation expense contains subjective assumptions over which our management has no control, such as share price and volatility. As a result, we do not believe that the inclusion of non-cash compensation expense in our adjusted EBITDA allows for a meaningful evaluation of our performance. In addition, as companies are permitted to use different methods to calculate share-based compensation, we believe including this expense inhibits comparability of our performance with other companies that may have chosen calculation methods different from ours in their determination of non-cash compensation expense. In contrast, we believe that excluding non-cash compensation expense allows for increased comparability within our industry, as other public companies in our industry have similarly elected to exclude non-cash compensation expense from their adjusted EBITDA calculations. We also adjust EBITDA for minority interest in net income of subsidiary and cash distributions paid to minority members of APC because we believe this provides more timely and relevant information with respect to our financial performance. We exclude amounts with respect to minority interest in net income of subsidiary because this is a non-cash adjustment that does not reflect amounts actually paid to APC’s minority members because (1) distributions for any month are actually paid by APC in the following month and (2) it does not include adjustments for APC’s debt or capital expenditures, which are both included in the calculation of amounts actually paid to APC’s minority members. We instead include the amount of these cash distributions in adjusted EBITDA because they include these adjustments and reflect amounts actually paid by APC, thus allowing for a more accurate determination of our performance and ongoing obligations. Due to the foregoing, we believe that adjusted EBITDA is meaningful information about our business operations that investors should consider along with our GAAP financial information. We use adjusted EBITDA for planning purposes, including the preparation of internal annual operating budgets, and to measure our operating performance and the effectiveness of our operating strategies. We also use a variation of adjusted

EBITDA in monitoring our compliance with certain financial covenants in our credit agreement and are using adjusted EBITDA to determine performance-based short-term incentive payments for our executive officers.

Adjusted EBITDA is a non-GAAP measure that has limitations because it does not include all items of income and expense that affect our operations. This non-GAAP financial measure is not prepared in accordance with, and should not be considered an alternative to, measurements required by GAAP, such as operating income, net income (loss), net income (loss) per share, cash flow from continuing operating activities or any other measure of performance or liquidity derived in accordance with GAAP. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measures. In addition, it should be noted that companies calculate adjusted EBITDA differently and, therefore, adjusted EBITDA as presented for us may not be comparable to the calculations of adjusted EBITDA reported by other companies.

The following is a reconciliation of income (loss) from continuing operations to adjusted EBITDA (dollars in thousands):

			Period
			from
			April 1,	Period from
			2003 to	August 1,	Years Ended December 31,
	Years Ended March 31,		July 31,	2003 to					2006	Three Months Ended March 31,
	2002	2003	2003	December 31,			2006	2006	(Pro Forma		2007	2007
	(Predecessor)	(Predecessor)	(Predecessor)	2003	2004	2005	(Actual)	(Pro Forma)	as Adjusted)	2006	(Actual)	(As Adjusted)
	(Unaudited)							(Unaudited)			(Unaudited)
Income (loss) from continuing operations	(7,545)	(6,436)	(10,240)	(124)	$(794)	$(5,708)	$(20,309)	$(20,854)	$7,818	$(1,051)	$(27,786)	$2,068
Non-cash compensation expense	—	—	—	—	—	—	52	52	2,042	—	10	736
Non-cash interest expense related to redeemable preferred stock	—	—	—	718	2,805	9,998	28,455	28,455	—	4,635	29,942	—
Interest expense, net	8,113	6,316	5,880	406	1,147	1,874	6,433	8,478	6,138	1,476	2,035	1,451
Income tax expense (benefit)	52	2	—	569	889	2,436	4,974	4,639	4,772	(1,235)	3,140	3,086
Depreciation expense	908	818	256	353	1,278	1,591	2,442	2,785	2,785	461	755	755
Amortization of intangibles	3,469	2,917	1,078	674	1,550	3,162	5,156	6,520	6,520	971	1,844	1,844
Amortization of DLNP intangible	—	—	—	—	—	—	1,503	1,503	1,503	462	360	360
Minority interest in net income of subsidiary	—	—	—	—	—	—	1,913	2,431	2,431	126	900	900
Cash distributions to minority interest	—	—	—	—	—	—	(1,843)	(2,337)	(2,337)	—	(466)	(466)

Adjusted EBITDA	$4,997	$3,617	$(3,026)	$2,596	$6,875	$13,353	$28,776	$31,672	$31,672	$5,845	$10,734	$10,734

(6)	The restructuring of our predecessor was accomplished when, on July 31, 2003, certain stockholders of our predecessor exchanged shares of our predecessor’s common stock and preferred stock for shares of DMIC II Company, which was incorporated in March 2003 by James P. Dolan, our President and Chief Executive Officer, and Cherry Tree Ventures IV and later changed its name to Dolan Media Company on August 1, 2003 following this exchange, our predecessor sold us its business information and telemarketing divisions, retaining the national public records operations, in exchange for all the shares of our predecessor that we had obtained from our stockholders in the above described exchange. Upon consummation of this purchase and sale, our predecessor was merged with a wholly-owned subsidiary of Reed Elsevier Inc.

The following table provides a reconciliation of the predecessor’s loss from continuing operations to the amount of loss attributable to common stockholders:

			Period from
			April 1, 2003
	Years Ended March 31,		to July 31,
	2002	2003	2003
Loss from continuing operations	$(7,545)	$(6,436)	$(10,240)
Dividends on preferred stock	(5,211)	(5,211)	(1,737)

Loss attributable to common stockholders	$(12,756)	$(11,647)	$(11,977)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and the accompanying notes, the financial statements of certain acquired businesses and our pro forma financial information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including the risks discussed in “Risk Factors” and elsewhere in this prospectus. See “Cautionary Note Regarding Forward-Looking Statements.” For purposes of this prospectus, the pro forma adjustments we have made to our historical operating results in 2006 assume that the following transactions were completed on January 1, 2006: our acquisition of an 81.0% interest in APC on March 14, 2006, and APC’s subsequent acquisition of the mortgage default processing service business of Feiwell & Hannoy on January 9, 2007.

Overview

We are a leading provider of necessary business information and professional services to legal, financial and real estate sectors in the United States. We serve our customers through two complementary operating segments: our Business Information Division and our Professional Services Division. Our Business Information Division currently publishes 60 print publications consisting of 14 paid daily publications, 29 paid non-daily publications and 17 non-paid non-daily publications. In addition, we provide business information electronically through our 42 on-line publication web sites, our 11 non-publication web sites and our email notification systems. Our Professional Services Division comprises two operating units, APC, which provides mortgage default processing services to two law firms, one in Michigan and one in Indiana, and Counsel Press, which provides appellate services to law firms and attorneys nationwide.

We have grown significantly since our predecessor company commenced operations in 1992, in large part due to:

•	the completion of 38 acquisitions by our Business Information Division;

•	the formation of our Professional Services Division through the acquisition of Counsel Press in January 2005;

•	the November 2005 acquisition of a 35.0% interest in DLNP, Michigan’s largest court and commercial newspaper publisher and operator of a statewide public notice placement network;

•	the formation of our mortgage default processing service operating unit and resulting expansion of our Professional Services Division in March 2006 through the acquisition of an 81.0% interest in APC, which provides mortgage default processing services in Michigan for Trott & Trott; and

•	APC entering the Indiana market in January 2007 by acquiring the mortgage default processing service business of the law firm of Feiwell & Hannoy.

Recent Acquisitions

On March 14, 2006, we acquired 81.0% of the membership interests of APC from Trott & Trott for $40 million in cash and 450,000 shares of our common stock.

On October 31, 2006, we purchased substantially all of the publishing assets of Happy Sac International Co. (the Watchman Group in St. Louis, Missouri) for approximately $3.1 million in cash. The assets included court and commercial newspapers in and around the St. Louis metropolitan area.

On November 10, 2006, APC purchased the mortgage default processing service business of Robert A. Tremain and Associates, a Michigan law firm, for $3.6 million in cash. In connection with this acquisition, Trott & Trott purchased the law firm business of Robert A. Tremain. We believe this acquisition will increase the number of case files referred to APC by Trott & Trott in 2007.

On January 9, 2007, we acquired the mortgage default processing service business of Feiwell & Hannoy for $13.0 million in cash, a $3.5 million promissory note payable in two equal annual installments of $1.75 million beginning January 9, 2008, with no interest accruing on the note, and a 4.5% membership interest in APC. Under the terms of the asset purchase agreement with Feiwell & Hannoy, we were required to guarantee APC’s obligations under the note payable to Feiwell & Hannoy. In connection with this guarantee, Trott & Trott, as the holder of 19.0% of the membership interests of APC, executed a reimbursement agreement with us, whereby Trott & Trott agreed to reimburse us for 19.0% of any amounts we are required to pay to Feiwell & Hannoy pursuant to our guarantee of the note. As a result of the acquisition, we currently own 77.4% of APC, Trott & Trott owns 18.1% of APC and Feiwell & Hannoy owns 4.5% of APC. Under the terms of APC’s amended and restated operating agreement, Trott & Trott and Feiwell & Hannoy have the right, for a period of six months following the second anniversary of this offering, to require APC to repurchase all or any portion of the APC membership interests held by Trott & Trott and Feiwell & Hannoy at a purchase price based on 6.25 times APC’s trailing twelve month earnings before interest, taxes, depreciation and amortization. The aggregate purchase price would be payable by APC in the form of a three-year unsecured note bearing interest at a rate equal to prime plus 2.0%.

On March 30, 2007, we acquired the business information assets of Venture Publications, Inc., consisting primarily of several publications serving Mississippi and an annual business trade show, for $2.8 million in cash. Up to $0.6 million in additional cash purchase price may be payable based on the amount of revenues we derive from the acquired business during the one-year period following the closing of the acquisition.

We have accounted for each of the acquisitions described above under the purchase method of accounting. The results of the acquired businesses of APC, Tremain and Feiwell & Hannoy have been included in the Professional Services segment, and the results of the acquired business of the Watchman Group and Venture Publications have been included in the Business Information segment, in our consolidated financial statements since the date of such acquisition.

Revenues

We derive revenues from two operating segments, our Business Information Division and our Professional Services Division. In 2006 and the first quarter of 2007, our total revenues were $111.6 million ($127.7 million on a pro forma basis) and $35.7 million, respectively, and the percentage of our total revenues attributed to each of our segments was as follows:

•	66.1% (57.8% on a pro forma basis) and 54.6%, respectively, from our Business Information Division; and

•	33.9% (42.2% on a pro forma basis) and 45.4%, respectively, from our Professional Services Division.

Business Information.  Our Business Information Division generates revenues primarily from display and classified advertising, public notices and subscriptions. We sell commercial advertising consisting of display and classified advertising in all of our print products and on most of our web sites. Our display and classified advertising revenues accounted for 28.4% (24.9% on a pro forma basis) and 21.1% of our total revenues and 43.0% and 38.7% of our Business Information Division’s revenues in 2006 and the first quarter of 2007, respectively. We recognize display and classified advertising revenues upon publication of an advertisement in one of our publications or on one of our web sites. Advertising revenues are driven primarily by the volume, price and mix of advertisements published.

We publish 286 different types of public notices in our court and commercial newspapers, including foreclosure notices, probate notices, notices of fictitious business names, limited liability company and other entity notices, unclaimed property notices, notices of governmental hearings and trustee sale notices. Our public notice revenues accounted for 22.4% (19.6% on a pro forma basis) and 21.2% of our total revenues and 33.8% and 38.8% of our Business Information Division’s revenues in 2006 and the first quarter of 2007, respectively. We recognize public notice revenues upon placement of a public notice in one of our court and commercial newspapers. Public notice revenues are driven by the volume and mix of public notices published, which are affected by the number of residential mortgage foreclosures in the 12 markets where we publish public notices because of the high volume of foreclosure notices we publish in our court and commercial newspapers. In six of the states in which we publish public notices, the price for public notices is statutorily regulated, with market forces determining the pricing for the remaining states.

We sell our business information products primarily through subscriptions. In 2006 and the first quarter of 2007, our circulation revenues, which consist of subscriptions and single-copy sales, accounted for 12.2% (10.6% on a pro forma basis) and 10.2%, respectively, of our total revenues and 18.4% and 18.7%, respectively, of our Business Information Division’s revenues. We recognize subscription revenues ratably over the subscription periods, which range from three months to multiple years, with the average subscription period in 2006 being twelve months. Deferred revenue includes payment for subscriptions collected in advance that we expect to recognize in future periods. Circulation revenues are driven by the number of copies sold and the subscription rates charged to customers. Our other business information revenues, comprising sales from commercial printing and database information, accounted for 3.2% (2.8% on a pro forma basis) and 2.1% of our total revenues and 4.8% and 3.8% of our Business Information Division’s revenues in 2006 and the first quarter of 2007, respectively. We recognize our other business information revenues upon delivery of the printed or electronic product to our customers.

Professional Services.  Our Professional Services Division generates revenues primarily by providing mortgage default processing and appellate services through fee-based arrangements. Through APC, we assist law firms in processing foreclosure, bankruptcy, eviction and, to a lesser extent, litigation case files for residential mortgages that are in default. We currently provide these services for Trott & Trott, a Michigan law firm of which David A. Trott, APC’s President, is majority shareholder and managing attorney, and Feiwell & Hannoy, an Indiana law firm. In 2006, we serviced approximately 62,600 mortgage default case files and our mortgage default processing service revenues accounted for 22.1% of our total revenues (31.9% on a pro forma basis) and 65.3% of our Professional Services Division’s revenues (75.6% on a pro forma basis). For the three months ended March 31, 2007, we serviced approximately 30,100 mortgage default case files and our mortgage default processing service revenues accounted for 34.0% of our total revenues and 74.8% of our Professional Services Division’s revenues. We recognize mortgage default processing service revenues on a ratable basis over the period during which the services are provided, which is generally 35 to 60 days for Trott & Trott and 55 to 270 days for Feiwell & Hannoy. We consolidate the operations, including revenues, of APC and record a minority interest adjustment for the percentage of earnings that we do not own. See “— Minority Interests in Net Income of Subsidiary” for a description of the impact of the minority interests in APC on our operating results. We bill Trott & Trott for services performed and record amounts billed for services not yet performed as deferred revenue. We bill Feiwell & Hannoy in two installments and record amounts for services performed but not yet billed as unbilled services and amounts billed for services not yet performed as deferred revenue. We expect mortgage default processing service revenues to increase in 2007 due to a full year of APC’s operations and the acquisition of Feiwell & Hannoy’s mortgage default processing service operations.

We have entered into long-term services agreements with Trott & Trott and Feiwell & Hannoy that each provide for the exclusive referral of files from the law firm to APC for servicing, unless Trott & Trott is otherwise directed by its clients. These agreements have initial terms of fifteen years, which terms may be automatically extended for up to two successive ten year periods. Under each services agreement, we are paid a fixed fee for each residential mortgage default file referred by the law firm to us for servicing, with the amount of such fixed fee being based upon the type of file and, in the case of the Trott & Trott agreement, the annual volume of these files. We receive this fixed fee upon referral of a foreclosure case file, which consists of any mortgage default case file referred to us, regardless of whether the case actually proceeds to foreclosure. If such file leads to a bankruptcy, eviction or litigation proceeding, we are entitled to an additional fixed fee in connection with handling a file for such proceedings. APC’s revenues are primarily driven by the number of residential mortgage defaults in Michigan and Indiana, as well as how many of the files we handle that actually result in evictions, bankruptcies and/or litigation. Our agreement with Trott & Trott contemplates the review and possible revision of the fees received by APC on or before January 1, 2008, and each second anniversary after that. Under the Feiwell & Hannoy agreement, the fixed fee per file increases on an annual basis through 2012 to account for inflation as measured by the consumer price index. In each year after 2012, APC and Feiwell & Hannoy have agreed to review and possibly revise the fee schedule. If we are unable to negotiate fixed fee increases under these agreements that at least take into account the increases in costs associated with providing mortgage default processing services, our operating and net margins could be adversely affected. See “Certain Relationships and Related Transactions — David A. Trott” for information regarding the services agreements and the relationship among David A. Trott, APC’s President, APC and Trott & Trott.

Through Counsel Press, we assist law firms and attorneys throughout the United States in organizing, printing and filing appellate briefs, records and appendices that comply with the applicable rules of the U.S. Supreme Court, any of the 13 federal circuit courts and any state appellate court or appellate division. In 2006 and the first quarter of 2007, our appellate service revenues accounted for 11.8% (10.3% on a pro forma basis) and 11.4% of our total revenues and 34.7% (24.4% on a pro forma basis) and 25.2% of our Professional Services Division’s revenues, respectively. Counsel Press charges its customers on a per-page basis based on the final appellate product that is filed with the court clerk. Accordingly, our appellate service revenues are largely determined by the volume of appellate cases we handle and the number of pages in the appeals we file. These revenues tend to be lower in the second quarter of each year because there are typically fewer appellate filings during such quarter. In 2006 and the first quarter of 2007, we provided appellate services to attorneys in connection with approximately 8,300 and 2,200 appellate filings, respectively, in federal and state courts. We recognize appellate service revenues as the services are provided.

Operating Expenses

Our operating expenses consist of the following:

•	Direct operating expenses, which consist primarily of the cost of compensation and employee benefits for our editorial personnel within our Business Information Division and the processing staff at APC and Counsel Press, and production and distribution expenses, such as compensation and employee benefits for personnel involved in the production and distribution of our business information products, the cost of newsprint and the cost of delivery of our business information products;

•	Selling, general and administrative expenses, which consist primarily of the cost of compensation and employee benefits for our sales, human resources, accounting and information technology personnel, publishers and other members of management, rent, other sales- and marketing-related expenses and other office-related payments;

•	Depreciation expense, which represents the cost of fixed assets and software allocated over the estimated useful lives of these assets, with such useful lives ranging from one to 30 years; and

•	Amortization expense, which represents the cost of finite-lived intangibles acquired through business combinations allocated over the estimated useful lives of these intangibles, with such useful lives ranging from one to 30 years.

Total operating expenses as a percentage of revenues depends upon our mix of business from Professional Services, which is our higher margin revenue, and Business Information. This mix may shift between fiscal periods.

Equity in Earnings of Detroit Legal News Publishing

In November 2005, we acquired 35.0% of the membership interests in DLNP, the publisher of Detroit Legal News and seven other publications, for $16.8 million. We account for our investment in DLNP using the equity method. Our percentage share of DLNP’s earnings was $2.7 million and $915,000, net of amortization of $1.5 million and $360,000, in 2006 and the first quarter of 2007, respectively, which we recognized as operating income. APC handles all public notices required to be published in connection with files it services for Trott & Trott pursuant to our services agreement with Trott & Trott and places a significant amount of these notices in Detroit Legal News. Trott & Trott pays DLNP for these public notices. See “Liquidity and Capital Resources — Cash Flow Provided by Operating Activities” below for information regarding distributions paid to us by DLNP.

Under the terms of the amended and restated operating agreement for DLNP, on a date that is within 60 days prior to November 30, 2011, and each November 30th after that, each member of DLNP has the right, but not the obligation, to deliver a notice to the other members, declaring the value of all of the membership interests of DLNP. Upon receipt of this notice, each other member has up to 60 days to elect to either purchase his, her or its pro rata share of the initiating member’s membership interests or sell to the initiating member a pro rata portion of the membership interest of DLNP owned by the non-initiating member. Depending on the election of the other members, the member that delivered the initial notice of value to the other members will be required to either sell his or her membership interests, or purchase the membership interests of other members. The purchase price payable for the membership interests of DLNP will be based on the value set forth in the initial notice delivered by the initiating member.

Minority Interest in Net Income of Subsidiary

Minority interest in net income of subsidiary consisted of the 19.0% membership interest in APC held by Trott & Trott as of December 31, 2006, and the 18.1% and 4.5% membership interest in APC held by Trott & Trott and Feiwell & Hannoy, respectively, as of March 31, 2007. We acquired 81.0% of APC on March 14, 2006. In January 2007, APC sold 4.5% membership interest in APC to Feiwell & Hannoy, leaving us and Trott & Trott with 77.4% and 18.1%, respectively, of the aggregate membership interests in APC. Under the terms of the APC operating agreement, each month we are required to distribute APC’s earnings before interest, taxes, depreciation and amortization less debt service with respect to any indebtedness of APC, capital expenditures and working capital needs to APC’s members on the basis of common equity interest owned. We have paid distributions to Trott & Trott of $1.8 million in 2006 and $920,000 in the first five months of 2007. There were no such distributions in 2005 because we acquired APC in March 2006. For the five month period ended May 31, 2007, we have also paid distributions of $183,000 to Feiwell & Hannoy. There was not a corresponding distribution in 2006 because Feiwell & Hannoy did not own its membership interests in APC until January 2007.

Application of Critical Accounting Policies

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.

We continually evaluate the policies and estimates we use to prepare our consolidated financial statements. In general, management’s estimates and assumptions are based on historical experience, information provided by third-party professionals and assumptions that management believes to be reasonable under the facts and circumstances at the time these estimates and assumptions are made. Because of the uncertainty inherent in these matters, actual results could differ significantly from the estimates, assumptions and judgments we use in applying these critical accounting policies.

We believe the critical accounting policies that require the most significant estimates, assumptions and judgments to be used in the preparation of our consolidated financial statements are purchase accounting, valuation of our equity securities of privately-held companies, impairment of goodwill, other intangible assets and other long-lived assets, share-based compensation expense, income tax accounting and allowances for doubtful accounts.

Purchase Accounting

We have acquired a number of businesses during the last several years, and we expect to acquire additional businesses in the future. Under SFAS No. 141, Business Combinations, we are required to account for business combinations using the purchase method of accounting. The purchase method requires us to determine the fair value of all acquired assets, including identifiable intangible assets, and all assumed liabilities. The cost of the acquisition is allocated to the acquired assets and assumed liabilities in amounts equal to the fair value of each asset and liability, and any remaining acquisition cost is classified as goodwill.

This allocation process requires extensive use of estimates and assumptions, including estimates of future cash flows to be generated by the acquired assets. Certain identifiable, finite-lived intangible assets, such as mastheads and trade names and advertising, subscriber and other customer lists, are amortized on a straight-line basis over the intangible asset’s estimated useful life. The estimated useful life of amortizable identifiable intangible assets ranges from one to 30 years. Goodwill is not amortized. Accordingly, the accounting for acquisitions has had, and will continue to have, a significant impact on our operating results.

Valuation of Our Company Equity Securities

The valuation of our common stock has had a material effect on our operating results because we account for our mandatorily redeemable preferred stock at fair value. Accordingly, we record the increase or decrease in the fair value of our redeemable preferred stock as either an increase or decrease in interest expense at each reporting period. During 2004, 2005 and 2006 and the first quarter of 2007, we recorded non-cash interest expense for the change in fair value of $1.0 million, $8.1 million, $26.5 million and $29.4 million, respectively. Determining the fair value of our redeemable preferred stock requires us to value two components: (1) the fixed redeemable portion and (2) the common stock conversion portion.

We determine the fair value of the fixed portion by calculating the present value of the amount that is mandatorily redeemable, including accreted dividends, on July 31, 2010 as of each balance sheet date. For December 31, 2004, December 31, 2005, December 31, 2006 and March 31, 2007, we used a discount rate of 13.0%, 12.1%, 13.0% and 13.0%, respectively, to calculate such present value based on a weighted average cost of capital analysis. The portion of the non-cash interest expense related to the fixed portion was $1.0 million, $5.3 million, $7.2 million and $1.7 million at December 31, 2004, December 31, 2005, December 31, 2006 and March 31, 2007, respectively.

The estimated fair value of our common stock per share was as follows as of the following dates:

December 31,	December 31,	March 31,	September 30,	December 31,	March 31,
2004	2005	2006	2006	2006	2007

$0.003	$0.56	$0.88	$2.22	$4.33	$9.78

Given the absence of an active market for our common stock because we have been a private company to date, we engaged an independent third-party valuation firm to help us estimate the fair value of our common stock that was used to value the conversion option portion of our redeemable preferred stock after March 31, 2006. Prior to the September 30, 2006 valuations, we used internally prepared contemporaneous valuations. Contemporaneous third-party valuations were performed as of September 30, 2006, December 31, 2006, and March 31, 2007.

For the December 31, 2004 and 2005 valuations, we used the market approach to determine our enterprise value in connection with estimating the fair value of our common stock that was used to value the conversion option portion of our redeemable preferred stock. The significant assumptions in these valuation were a multiple of 9.5x our pro forma EBITDA and a marketability discount of 15%. We used the current value method, which is described below, to allocate the enterprise value to the common stock. After calculating the enterprise value, we deducted our net debt, the redemption value of the series A preferred stock and series C preferred stock, assuming no discount for early repayment, and anticipated selling costs. The remaining balance, if positive, was divided by the number of shares of common stock outstanding, assuming the full conversion of all shares of series C preferred stock, to determine the estimated fair value per share of common stock. For the December 31, 2004 valuation, the remaining balance was negative. Despite our determination as of such date that the fair value of the common stock was $0 at December 31, 2004, we ascribed a value of $0.003 per share to our common stock because our board of directors wanted to receive at least a de minimus value per share in excess of the par value in connection with sales of our common stock in December 2004.

A variety of objective and subjective factors were considered to estimate the fair value of our common stock, including a contemporaneous valuation analysis using the income and market approaches after March 31, 2006, the likelihood of achieving and the timing of a liquidity event, such as an initial public offering or sale of the company, the cash flow and EBITDA-based trading multiples of comparable companies, including our competitors and other similar publicly-traded companies, and the results of operations, market conditions, competitive position and the stock performance of these companies. In particular, we used the current value method to determine the estimated fair value of our securities by allocating our enterprise value among our different classes of securities. We also considered using the probability weighted expected return method, or PWER method, which is described in the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held Equity Securities, in connection with such valuation. We ultimately decided that the use of the PWER method was not a more appropriate method for use in the valuation of our equity securities, primarily because of the terms of our preferred stock. Specifically, (1) our preferred stock has a fixed, mandatory redemption date of July 31, 2010 and (2) our series C preferred stock is not a full “participating” security in that holders of our series C preferred stock do not choose whether or not to convert their shares in connection with sharing any proceeds from a liquidity event because the shares would always share such proceeds in the same pre-determined manner (i.e., each share of series C preferred stock converts into a specific number of shares of our series B preferred stock, series A preferred stock and common stock in connection with any liquidity event). In sum, holders of our series C preferred stock do not have any choices to make regarding their investment and the liquidation proceeds distributed to them would be the same regardless of the type of liquidity event. Due to these attributes of our preferred stock, we did not believe that the PWER method, which would look at the allocation of our enterprise value to our preferred and common stock holders under different scenarios, would produce a valuation materially different from the valuation calculated under the current value method that we used because we believed under different outcomes looked at by the PWER method the allocation of the value between preferred and common stock would not materially change. As a result, we did not obtain a valuation of our equity securities under the PWER method. While the AICPA Practice Guide points out the limited applications of the current value method for allocating value between preferred and common securities, we believe that the terms of our preferred stock, such as the mandatory redemption feature and how holders of preferred stock would share in the proceeds of a liquidation event, make the current value method an appropriate method in determining the value of our equity securities.

In preparing a discounted cash flow analysis (income approach), certain significant assumptions were made regarding:

•	the rate of our revenue growth (for the December 2005 and March 2006 valuations, we assumed long-term revenue growth of 3.5%; for the September 2006 and December 2006 valuations, we assumed long-term revenue growth of 5.5% trailing down to 4.0%; for the March 2007 valuation, we assumed long-term revenue growth of 8.2% trailing down to 4.0%);

•	the rate of our EBITDA growth and expected EBITDA margins (for the March 2006 valuation, we assumed EBITDA would grow by 7.0% in 2006-2012 and 5.0% thereafter and that the EBITDA margin would range from 23.0% to 26.0%; for the September 2006 valuation, we assumed EBITDA would grow by 8.0% in 2008, 7.0% in 2009 and 2010, 6.0% in 2011, 5.0% in 2012 and 4.0% thereafter and that the EBITDA margin would range from 23.0% to 26.0%; for the December 2006 valuation, we assumed EBITDA would grow by 26.0% in 2007 (to give effect to the Feiwell & Hannoy acquisition), 10.0% in 2008, 6.0% in 2009 and 2010, 7.0% in 2011, 6.0% in 2012, 5.0% in 2013 and 4.0% thereafter and that the EBITDA margin would range from 26.0% to 29.0%; for the March 2007 valuation, we assumed EBITDA would grow by 26.0% in 2008 (to give effect to the Feiwell & Hannoy acquisition), 14.0% in 2009 and 2010, 16.0% in 2011, 9.0% in 2012 and 4.0% thereafter).

•	capital expenditures (we assumed capital expenditures would approximate 2.0% of revenues per year);

•	the discount rate, based on estimated capital structure and the cost of our equity and debt (we assumed a weighted average cost of capital of 13.0%);

•	the terminal multiple, based upon our anticipated growth prospects and private and public market valuations of comparable companies (we assumed a terminal multiple of 7.1);

•	non-marketability discounts (we applied a non-marketability discount of 15.0% for each of the 2005 and 2006 valuations and 5.0% for March 31, 2007); and

•	cost growth assumptions (we assumed direct operating expenses and selling, general and administrative expenses would grow by 3.0% per year).

In our valuations, our growth assumptions are based on our historical trends and current beliefs regarding our market. Other significant factors that contributed to the changes in the fair value of our common stock are as follows:

•	December 31, 2004 (as well as the third quarter of 2004), versus December 31, 2005 — Our pro forma adjusted EBITDA increased from $8.7 million to $12.9 million from 2004 to 2005. Because of our leveraged capital structure, growth in our EBITDA and resulting enterprise value have a significant impact on our common stock value. During this period we (1) acquired the assets of Counsel Press (thus forming our Professional Services Division) and Arizona Capitol Times in January 2005 and April 2005, respectively, (2) realized a full year of operations of Lawyers Weekly, which we purchased in September 2004, and (3) experienced an improvement in operating results attributable to the achievement of cost savings associated with the integration of Lawyers Weekly. During 2005, Counsel Press increased our revenues by $11.1 million of revenue and adjusted EBITDA by $3.2 million. In addition, the purchase multiple we paid in the Counsel Press transaction was less than the multiple used to value our business in the aggregate. Accordingly, this transaction was accretive and increased the value of the our common stock.

•	March 31, 2006, versus September 30, 2006 — We increased our near-term income forecast due to the fact that our revenues from our Business Information Division and Professional Services Division, as well our equity in earnings of DLNP, exceeded expectations. Business Information Division revenues exceeded expectations primarily because of strong public notice volume related to foreclosure actions. We had expected total Business Information revenues to increase by 5% in the first nine months of 2006 and the actual increase was 9%. Professional Services Division revenues exceeded expectations primarily because of strong foreclosure volume of mortgage default case files that we serviced for our law firm customer in Michigan. We had expected total Professional Services Division revenues to increase by 5% in the first nine months of 2006 and the actual increase was 19%. We expect the volume of mortgage default case files that we service to continue to remain strong in Michigan and Indiana, the two markets our mortgage default processing services business currently serves, given the foreclosure trends in the residential mortgage industry in those two states. Equity in earnings of DLNP also exceeded expectations primarily because of strong public notice volume in Michigan related to foreclosure actions. We had expected equity in earnings of DLNP to increase by 10% in the first nine months of 2006 and the actual increase was 87%. We expect the volume of public notices related to foreclosure activity to continue given the foreclosure trends in the residential mortgage industry in the states in which our court and commercial newspapers and DLNP publish public notices.

•	September 30, 2006, versus December 31, 2006 — We acquired two businesses and two customer lists during the fourth quarter of 2006. The purchase multiple we paid in each transaction was less than the multiple used to value our business in the aggregate. Accordingly, these transactions were accretive and increased the value of our common stock.

•	December 31, 2006, versus March 31, 2007 — During the first quarter of 2007, we purchased the mortgage default processing service business of Feiwell & Hannoy and the business information assets of Venture Publications. The purchase multiple we paid in each of these transactions was less than the multiple used to value our business in the aggregate. Accordingly, these transactions were accretive and increased the value of our common stock. We increased our forecasted growth rate for 2009 through 2011 based on positive trends in the Company’s operating performance. For example, our revenues for the first quarter of 2007 increased by 57.1% over the first quarter of 2006, primarily as a result of APC’s strong operating performance. In addition, we became aware of continued trends in the residential mortgage foreclosure industry, and believed that residential mortgage delinquencies and defaults would continue to increase primarily as a result of the increased issuance of subprime loans and popularity of non-traditional loan structures. Further compounding these trends were increases in mortgage interest rates from recent lows and the slowing of demand in the residential real estate market in many regions of the United States, which made it more difficult for borrowers in distress to sell their homes. We believed that the increased volume of delinquencies and defaults would create additional demand for default processing services and has serve as a growth catalyst for the mortgage default processing market. We also began the formal process of going public for this offering, which lead us to eliminate the minority discount and to reduce the non-marketability discount.

•	March 31, 2007, versus the date of this prospectus — Our revenues from our Business Information Division and Professional Services Division, as well our equity in earnings of DLNP, have exceeded our expectations since March 31, 2007. For example, for the five month period ended May 31, 2007, our Business Information Division revenues were approximately 13% higher than the same period in 2006. This increase was primarily due to our increased public notice volume related to foreclosure actions in the states where we publish court and commercial newspapers. In addition, for the five month period ended May 31, 2007, our Professional Services Division revenues were approximately 142% higher than the same period in 2006. This increase was primarily attributable to (1) the inclusion of APC’s operations for the full five months ended May 31, 2007, versus only two and one-half months in the same period in 2006 and (2) our acquisition of Feiwell & Hannoy’s mortgage default processing business in January 2007. Our Professional Services Division exceeded our revenue expectations during this period primarily because of the increased volume of residential mortgage default case files that we serviced for our two law firm customers in Michigan and Indiana and the increased volume and complexity of appellate files that we serviced for our law firm customers. In addition, our equity in earnings of DLNP was 61% higher in the five month period ended May 31, 2007, as compared to the same period in 2006. This increase was primarily due to the increased public notice volume related to foreclosure actions in Michigan. Finally, our March 31, 2007 valuation reflected a 5% marketability discount that is not applicable to the initial public offering price.

We equally weighted the income and market approach for each valuation period starting with March 31, 2006. Changes in these assumptions could cause our estimates to vary widely, which could materially impact our historical results of operations. The changes in value attributable to the common stock conversion were $0.0, $2.8 million, $19.2 million and $27.7 million for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2007, respectively.

We will use the assumed initial public offering price of $14.50 per share, the mid-point of the range set forth on the cover of this prospectus, as the fair value of our common stock to determine the fair value of our series C preferred stock and calculate the non-cash interest expense related to redeemable preferred stock for the three and six months ended June 30, 2007. We will use the actual initial public offering price as the fair value of our common stock to determine the fair value of our series C preferred stock and calculate the non-cash interest expense related to redeemable preferred stock for the three and nine months ended September 30, 2007. The common stock conversion option in our series C preferred stock will terminate and have no further effect on our future operating results after the consummation of this offering because all of our series C preferred stock will convert into 195,647 shares of series A preferred stock, 38,132 shares of series B preferred stock and 5,093,145 shares of common stock at that time. We have exercised our call right and will redeem 100% of the series B and series A preferred stock, including accrued dividends, upon consummation of this offering. We expect the cash redemption price for the series B preferred stock and the series A preferred stock that will be issued upon conversion of the series C preferred stock will be approximately $64.7 million. The difference between the cash redemption price and the fair value of the series C preferred stock is attributable to the value of the 5,093,145 shares of our common stock into which the series C preferred stock will convert. Upon consummation of this offering, we will reclassify this difference as additional-paid-in-capital.

Goodwill, Other Intangible Assets and Other Long-Lived Assets

Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to acquired assets and assumed liabilities. Intangible assets represent assets that lack physical substance but can be distinguished from goodwill. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we test goodwill allocated to each of our reporting units (our Business Information Division and Professional Services Division) and other intangible assets for impairment on an annual basis and between annual tests if circumstances, such as loss of key personnel, unanticipated competition, higher or earlier than expected customer attrition or other unforeseen developments, indicate that a possible impairment may exist. In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we test all other long-lived assets, such as fixed assets, for impairment if circumstances indicate that a possible impairment exists. Impairment in value exists when the carrying amount of goodwill, other intangible assets and other long-lived asset is not recoverable because it exceeds such asset’s implied fair value, with the excess recorded as a charge to earnings. If we determine that an impairment in value has occurred, the carrying value of the asset is reduced to its fair value. An impairment test involves considerable management judgment and estimates regarding future cash flows and operating results. Any changes in key assumptions about our businesses and their prospects, or changes in market conditions, could result in an impairment charge, and such a charge could have a material effect on our consolidated financial statements because of the significance of goodwill, other intangible assets and other long-lived assets to our consolidated balance sheet.

We determine the estimated useful lives and related amortization expense for our intangible assets. To the extent actual useful lives are less than our previously estimated lives, we will increase our amortization expense. If the unamortized balance were deemed to be unrecoverable, we would recognize an impairment charge to the extent necessary to reduce the unamortized balance to the amount of expected future discounted cash flows, with the amount of such impairment charged to operations in the current period. We estimate useful lives of our intangible assets by reference to current and projected dynamics in the business information and mortgage default processing service industries and anticipated competitor actions. The amount of net loss in 2006 would have been approximately $0.6 million lower if the actual useful lives of our finite-lived intangible assets were 10% longer than the estimates and approximately $0.7 million higher if the actual useful lives of our finite-lived intangible assets were 10% shorter than the estimates.

We were previously engaged in the business of in-bound and out-bound teleservices. In September 2005, we sold our telemarketing operations to management personnel of this operating unit. In connection with the sale of our discontinued telemarketing operations, we wrote off goodwill of $0.7 million in 2005.

Share-Based Compensation Expense

During 2006, we adopted the provisions of SFAS No. 123(R), Share-Based Payment concurrently with the approval and adoption of our 2006 Equity Incentive Plan. The plan was amended and restated in 2007 and renamed the Dolan Media Company 2007 Incentive Compensation Plan. This plan has reserved for issuance 2,700,000 shares of common stock and provides for awards in the form of stock options, restricted stock, stock appreciation rights, restricted stock units, deferred shares, performance units and other stock-based awards. SFAS No. 123(R) requires that all share-based payments to employees and non-employee directors, including grants of stock options and shares of restricted stock, be recognized in the financial statements based on the estimated fair value of the equity or liability instruments issued. The fair value of share-based awards that contain performance conditions will be estimated using the Black-Scholes option pricing model at the grant date, with compensation expense recognized as the requisite service is rendered. The fair value of share-based awards that contain market conditions will be estimated using a lattice model. This lattice model will take into account the effect of the market conditions on the fair value at the time of grant. Compensation expense will be recognized over the requisite service period, regardless of whether the market conditions are satisfied. We will need to exercise considerable judgment to estimate the number of awards that will ultimately be earned based on the expected satisfaction of associated performance or market conditions. To date, we have made only a limited number of equity awards, consisting of stock options granted in October 2006 that are exercisable for 126,000 shares of common stock at an exercise price of $2.22 per share, under our incentive compensation plan. Share-based compensation expense that we recognized for these grants is reflected in our selling, general and administrative expenses for 2006 and the first quarter of 2007. In the future, we intend to make a more significant number of equity awards, including stock options exercisable for 873,157 shares of common stock at an exercise price equal to the initial public offering price, as well as 193,829 restricted shares of our common stock, that we intend to issue to our executive officers, employees and non-employee directors on the date of this prospectus. Therefore, we expect to record increased share-based compensation expense in the future, which expense for future equity awards will be reflected in our selling, general and administrative expenses and/or direct operating expenses for future periods, depending on to whom we grant an award. The actual amount of share-based compensation expense we record in any fiscal period will depend on a number of factors, including the number of shares and vesting period of equity awards, the fair value of our common stock at the time of issuance, the expected volatility of our stock price over time and the estimated forfeiture rate. Accordingly, we expect that the estimates, assumptions and judgments required to account for share-based compensation expense under SFAS No. 123(R) will have increased significance after the consummation of this offering.

In accordance with SFAS No. 123(R), we have used the Black-Scholes option pricing model to estimate the fair value on the date of grant of the stock option awards that we issued on October 11, 2006 (which represent the only equity awards we have made to date) and the option awards we intend to make on the date of this prospectus because these awards contained or will contain only service conditions for the grantees. Our determination of the fair value of these stock option awards was affected by the estimated fair value of our common stock on the date of grant, which for the previously granted stock options was based on a third-party appraisal provided to us as of September 30, 2006, in connection with determining the fair value of the common stock conversion feature of our mandatorily redeemable preferred stock and for the grants we intend to make on the date of this prospectus is based on an assumed initial public offering price of $14.50 (the mid-point of the range set forth on the cover of this prospectus), as well as assumptions regarding a number of highly complex and subjective variables that are discussed below. In connection with our Black-Scholes option pricing model, we calculated the expected term of stock option awards using the “simplified method” as defined by SAB 107 because we lack historical data and are unable to make reasonable expectations regarding the future. SFAS No. 123(R) requires companies to estimate forfeitures of share-based awards at the time of grant and revise such estimates in subsequent periods if actual forfeitures differ from original projections. We also made assumptions with respect to expected stock price volatility based on the average historical volatility of a select peer group of similar companies. In addition, we chose to use the risk free interest rate for the U.S. Treasury zero coupon yield curve in effect at the time of grant for a bond with a maturity similar to the expected life of the options.

In specific, the following weighted average assumptions were used in the Black-Scholes option pricing model to estimate the fair value of the 126,000 stock options that we issued on October 11, 2006:

Dividend yield	0.0%
Expected volatility	55%
Risk free interest rate	4.75%
Expected life of options	7 years
Weighted average fair value of options granted	$1.35

All of the previously granted options were incentive stock options, one-fourth of which vested on the grant date and the remaining three-fourths of which will vest in three equal annual installments commencing on the first anniversary of the grant date. These options will terminate seven years after the grant date.

In addition, the following weighted average assumptions were used in the Black-Scholes option pricing model to estimate the fair value of the 873,157 stock options we expect to grant on the date of this prospectus:

Dividend yield	0.0%
Expected volatility	28%
Risk free interest rate	4.90%
Expected life of options	4.75 years
Weighted-average fair value of options granted	$4.82

All options granted on the date of this prospectus will be non-qualified options that vest in four equal annual installments commencing on the first anniversary of the grant date and will terminate seven years after the grant date.

Our share-based compensation expense for the previously granted options under SFAS 123(R) for 2006 and the first quarter of 2007 was approximately $52,000 and $10,000, respectively, before income taxes. We expect to incur an additional $473,000 of share-based compensation expense for the remainder of 2007 in connection with previously granted stock options and the stock options we intend to grant on the date of this prospectus. As of the date of this prospectus, our estimated aggregate unrecognized share-based compensation expense for these stock options that are unvested is $4.3 million, which we expect to recognize over a weighted-average period of approximately 4 years.

The plan allows for the issuance of restricted stock awards that may not be sold or otherwise transferred until certain restrictions have lapsed. We expect that the shares of nonvested restricted stock that we grant to participants in future periods will be subject to performance or market conditions that may affect the number of shares of nonvested restricted stock that will ultimately vest at the end of the requisite service period. The share-based expense for restricted stock awards is determined based on the market price of our stock on the date of grant applied to the total number of shares that are anticipated to fully vest. Compensation expense is amortized over the vesting period. We expect to issue 193,829 restricted shares of common stock on the date of this prospectus. The restricted shares issued to non-executive management employees will vest in four equal annual installments commencing on the first anniversary of the grant date and the restricted shares issued to non-management employees will vest in five equal installments commencing on the date this offering is consummated and each of the first four anniversaries of the grant date. We have assumed that the market price of our common stock on the date of grant of these restricted shares is the assumed initial public offering price of $14.50 (the mid-point of the range set forth on the cover of this prospectus). In connection with these restricted shares of common stock that we intend to grant on the date of this prospectus, we expect to incur $575,000 of share-based compensation expense for the remainder of 2007. As of the date of this prospectus, our estimated aggregate unrecognized share-based compensation expense for these restricted shares of common stock is $2.8 million, which we expect to recognize over a weighted-average period of 4 years.

We will also record share-based compensation expenses in the future under the terms of our employee stock purchase plan that we plan to commence in 2008 because our eligible employees that participate in the plan will have three-month options to purchase our common stock through payroll deductions at a price equal to 85% of the lower of (1) our stock price on the date the option is granted and (2) our stock price on the date the option expires.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, income taxes are recognized for the following: (1) amount of taxes payable for the current year and (2) deferred tax assets and liabilities for the future tax consequence of events that have been recognized differently in the financial statements than for tax purposes. Deferred tax assets and liabilities are established using statutory tax rates and are adjusted for tax rate changes. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

We consider accounting for income taxes critical to our operations because management is required to make significant subjective judgments in developing our provision for income taxes, including the determination of deferred tax assets and liabilities, and any valuation allowances that may be required against deferred tax assets. In addition, we operate within multiple taxing jurisdictions and are subject to audit in these jurisdictions. These audits can involve complex issues, which could require an extended period of time to resolve. The completion of these audits could result in an increase to amounts previously paid to the taxing jurisdictions. We do not expect the completion of these audits to have a material effect on our consolidated financial statements.

Accounts Receivable Allowances

We extend credit to our advertisers, public notice publishers and professional service customers based upon an evaluation of each customer’s financial condition, and collateral is generally not required. We establish allowances for doubtful accounts based on estimates of losses related to customer receivable balances. Specifically, we use prior credit losses as a percentage of credit sales, the aging of accounts receivable and specific identification of potential losses to establish reserves for credit losses on accounts receivable. We believe that no significant concentration of credit risk exists with respect to our Business Information Division. We had a significant concentration of credit risk with respect to our Professional

Services Division as of December 31, 2006, with approximately $3.0 million, or 19.1% of our consolidated accounts receivable balance, due from Trott & Trott. As of March 31, 2007, the amount due from Trott & Trott was $3.1 million, or 17.8% of our consolidated accounts receivable balance, and the amount due from Feiwell & Hannoy was $1.4 million, or 7.8% of our consolidated accounts receivable balance. However, to date, we have not experienced any problems with respect to collecting prompt payment from Trott & Trott or from Feiwell & Hannoy, each of which are required to remit all amounts due to APC with respect to files serviced by APC in accordance with the time periods set forth in the applicable services agreement.

We consider accounting for our allowance for doubtful accounts critical to both of our operating segments because of the significance of accounts receivable to our current assets and operating cash flows. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances might be required, which could have a material effect on our financial statements. See “Liquidity and Capital Resources” below for information regarding our receivables, allowance for doubtful accounts and day sales outstanding.

New Accounting Pronouncements

On February 15, 2007, the Financial Accounting Standards Board, or FASB, issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. Under SFAS No. 159, we may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex hedge accounting provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, are not met. SFAS No. 159 is effective for years beginning after November 15, 2007. Early adoption within 120 days of the beginning of our 2007 fiscal year is permissible, provided we have not yet issued interim financial statements for 2007 and have not adopted SFAS No. 159. We are currently evaluating the potential impact of adopting this standard.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for us beginning January 1, 2008. We are currently assessing the potential impact that the adoption of SFAS No. 157 will have on our financial statements.

Recently Adopted Accounting Pronouncement

We adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48), on January 1, 2007. As a result of the implementation of FIN 48, we recognized no adjustment in the liability for unrecognized income tax benefits. At the adoption date of January 1, 2007, we had $153,000 of unrecognized income tax benefits. All of the unrecognized income tax benefits, if recognized, would favorably affect our effective income tax rate in future periods. There were no material adjustments for the unrecognized income tax benefits in the first quarter of 2007.

We are subject to U.S. federal income tax, as well as income tax of multiple state jurisdictions. Currently, we are not under examination in any jurisdiction. For federal purposes, tax years 2000-2006 remain open to examination as a result of earlier net operating losses being utilized in recent years. The statute of limitations remains open on the earlier years for three years subsequent to the utilization of net operating losses. For state purposes, the statute of limitations remains open in a similar manner for states in which our operations have generated net operating losses.

We continue to recognize interest and penalties related to uncertain tax positions in income tax expense. Upon adoption of FIN 48, we had $36,000 of accrued interest related to uncertain tax positions.

We do not anticipate any significant increases or decreases in unrecognized income tax benefits within twelve months of adoption of FIN 48. Immaterial amounts of interest expense will continue to accrue.

RESULTS OF OPERATIONS

The following table sets forth selected operating results, including as a percentage of total revenues, for the periods indicated below:

	Years Ended December 31,
								% of
						% of	2006	Revenues	Three Months Ended March 31,
		% of		% of	2006	Revenues	(Pro	(Pro		% of		% of
	2004	Revenues	2005	Revenues	(Actual)	(Actual)	Forma)(2)	Forma)(2)	2006	Revenues	2007	Revenues
							(unaudited)		(unaudited)
	(Dollars in thousands)

Revenues:
Business Information	$51,689	100%	$66,726	85.7%	$73,831	66.1%	$73,831	57.8%	$17,913	78.9%	$19,480	54.6%
Professional Services	—	—	11,133	14.3%	37,812	33.9%	53,839	42.2%	4,801	21.1%	16,215	45.4%

Total revenues	51,689	100%	77,859	100%	111,643	100%	127,670	100%	22,714	100.0%	35,695	100.0%
Operating expenses:
Business Information	45,120	87.3%	57,682	74.1%	61,059	54.7%	61,059	47.8%	14,512	63.9%	15,903	44.6%
Professional Services	—	0.0%	8,824	11.3%	26,865	24.1%	41,209	32.3%	3,543	15.6%	11,132	31.2%
Unallocated corporate operating expenses	2,522	4.9%	3,040	3.9%	4,787	4.3%	4,787	3.7%	1,159	5.1%	1,336	3.7%

Total operating expenses	47,642	92.2%	69,546	89.3%	92,711	83.0%	107,055	83.9%	19,214	84.6%	28,371	79.5%
Equity in earnings of Detroit Legal News Publishing, LLC, net of amortization	—	—	287	0.4%	2,736	2.5%	2,736	2.1%	461	2.0%	915	2.6%

Operating income	4,047	7.8%	8,600	11.0%	21,668	19.4%	23,351	18.3%	3,961	17.4%	8,239	23.1%
Non-cash interest expense related to redeemable preferred stock	(2,805)	(5.4)%	(9,998)	(12.8)%	(28,455)	(25.5)%	(28,455)	(22.3)%	(4,635)	(20.4)%	(29,942)	(83.9)%
Interest expense, net	(1,147)	(2.2)%	(1,874)	(2.4)%	(6,433)	(5.8)%	(8,478)	(6.6)%	(1,476)	(6.5)%	(2,035)	(5.7)%
Other expense, net	—	—	—	—	(202)	(0.2)%	(202)	(0.2)%	(10)	0.0%	(8)	0.0%

Income (loss) from continuing operations before income taxes	95	0.2%	(3,272)	(4.2)%	(13,422)	(12.0)%	(13,784)	(10.8)%	(2,160)	(9.5)%	(23,746)	(66.5)%
Income tax (expense) benefit	(889)	(1.7)%	(2,436)	(3.1)%	(4,974)	(4.5)%	(4,639)	(3.6)%	1,235	5.4%	(3,140)	(8.8)%
Minority interest	—	—	—	—	(1,913)	(1.7)%	(2,431)	(1.9)%	(126)	(0.6)%	(900)	(2.5)%

Loss from continuing operations	$(794)	(1.5)%	$(5,708)	(7.3)%	$(20,309)	(18.2)%	$(20,854)	(16.3)%	(1,051)	(4.6)%	(27,786)	(77.8)%

Adjusted EBITDA (unaudited)(1)	$6,875	13.3%	$13,353	17.2%	$28,776	25.8%	$31,672	24.8%	5,845	25.7%	10,734	30.1%

(1)	See “Selected Consolidated Financial Data” for a reconciliation of loss from continuing operations to adjusted EBITDA and why we think it is important to disclose adjusted EBITDA.

(2)	The pro forma financial data for the year ended December 31, 2006, gives effect to our acquisition of an 81.0% interest in APC on March 14, 2006, and APC’s subsequent acquisition of the mortgage default processing service business of Feiwell & Hannoy on January 9, 2007, as if each had occurred on January 1, 2006. The pro forma consolidated financial data is based upon available information and assumptions that we believe are reasonable; however, we can provide no assurance that the assumptions used in the preparation of the pro forma financial data are correct. The pro forma financial data is for illustrative and informational purposes only and is not intended to represent or be indicative of what our results of operations would have been if our acquisition of a majority stake in APC or APC’s acquisition of the mortgage default processing service business of Feiwell & Hannoy had occurred on January 1, 2006. The pro forma financial data also should not be considered representative of our future results of operations.

Three Months Ended March 31, 2007, Compared to Three Months Ended March 31, 2006

Revenues

Our total revenues increased $13.0 million, or 57.1%, to $35.7 million for the three months ended March 31, 2007, from $22.7 million for the three months ended March 31, 2006. This increase in total revenues consisted of the following:

•	$7.9 million of increased revenues from our mortgage default processing service operations in Michigan, which we acquired when we acquired APC on March 14, 2006, and for which we recognized a full quarter of revenues in 2007;

•	$2.8 million of revenues from our mortgage default processing service operations in Indiana, which we acquired from Feiwell & Hannoy in January 2007; and

•	$2.3 million of increased revenues from our organic growth within existing businesses (i.e., businesses that we operated in the first quarter of 2006 and 2007).

We derived 78.9% and 54.6% of our total revenues from our Business Information Division and 21.1% and 45.4% of our total revenues from our Professional Services Division for the three months ended 2006 and 2007, respectively. This change in the mix between our two operating segments resulted primarily from our acquisition of APC in March 2006.

Operating Expenses  Our total operating expenses increased $9.2 million, or 47.7%, to $28.4 million for the three months ended March 31, 2007, from $19.2 million for the three months ended March 31, 2006. Operating expenses attributable to our corporate operations, which largely consist of compensation for our executive officers and other corporate personnel, increased $0.2 million, or 15.3%, to $1.3 million, for the three months ended March 31, 2007, from $1.2 million for the three months ended March 31, 2006. Total operating expenses as a percentage of revenues decreased from 84.6% in the first quarter of 2006 to 79.5% in the first quarter of 2007 principally because our higher margin Professional Services revenues increased as a percentage of total revenues in 2007.

Direct Operating Expenses.  Our direct operating expenses increased $4.3 million, or 54.4%, to $12.2 million for the three months ended March 31, 2007, from $7.9 million for the three months ended March 31, 2006. This increase in direct operating expenses was primarily attributable to the cost of compensation and employee benefits for the processing staff of the mortgage default processing service business of Feiwell & Hannoy that we acquired in the first quarter of 2007 and of APC that we acquired in 2006 for which we recognized a full quarter of expenses during the three months ended March 31, 2007. Direct operating expenses as a percentage of revenue decreased from 34.7% in the first quarter of 2006 to 34.1% in the first quarter of 2007 due to the increase in higher margin revenue.

Selling, General and Administrative Expenses.  Our selling, general and administrative expenses increased $3.7 million, or 37.4%, to $13.6 million for the three months ended March 31, 2007, from $9.9 million for the three months ended March 31, 2006, due to the costs of employee salaries, bonuses and benefits for the mortgage default processing service business of Feiwell & Hannoy that we acquired in the first quarter of 2007 and for APC that we acquired in 2006 and for which we recognized a full quarter of operating expenses in the three months ended March 31, 2007. Our selling, general and administrative expenses for our existing businesses that we operated in the first quarter of 2006 and 2007 increased by 13.6% between the first quarter of 2006 and the first quarter of 2007 due primarily to increased sales commission expense related to increased advertising and appellate services sales. Selling, general and administrative expense as a percentage of revenue decreased from 43.6% in the first quarter of 2006 to 38.1% in the first quarter of 2007 due to our Professional Services businesses requiring less overhead than our Business Information businesses. To the extent our mix of businesses shifts more toward Professional Services, selling, general and administration expenses will decrease as a percentage of revenue. We expect to incur a $0.5 million charge in the second quarter of 2007 in connection with our cancellation of split dollar life insurance policies for certain of our management employees and the related release of collateral to such employees.

Depreciation and Amortization Expense.  Our depreciation expense increased $0.3 million, or 63.8%, to $0.8 million for the three months ended March 31, 2007, from $0.5 million for the three months ended March 31, 2006, due to higher fixed asset balances in 2007. Our amortization expense increased $0.9 million, or 89.9%, to $1.8 million for the three months ended March 31, 2007, from $1.0 million for the three months ended March 31, 2006, primarily due to the amortization of finite-lived intangible assets acquired in the APC acquisition on March 14, 2006.

Adjusted EBITDA

Adjusted EBITDA (as defined and discussed under “Selected Historical and Unaudited Pro Forma Consolidated Financial Data”) increased $4.9 million, or 83.6%, to $10.7 million for the three months ended March 31, 2007, from $5.8 million for the three months ended March 31, 2006, due to the cumulative effect of the factors described above that are applicable to the calculation of adjusted EBITDA. Adjusted EBITDA as a percentage of revenues, which we also refer to as Adjusted EBITDA margin, increased to 30.1% for the three months ended March 31, 2007, from 25.7% for the three months ended March 31, 2006.

Non-Cash Interest Expense Related to Redeemable Preferred Stock

Non-cash interest expense related to redeemable preferred stock consists of non-cash interest expense related to the dividend accretion on our series A preferred stock and series C preferred stock and the change in the fair value of our series C preferred stock. Non-cash interest expense related to redeemable preferred stock increased $25.3 million to $29.9 million for the three months ended March 31, 2007, from $4.6 million for the three months ended March 31, 2006, primarily due to the increase in the fair value of our series C preferred stock. Non-cash interest expense related to redeemable preferred stock will no longer be incurred after the consummation of this offering because we will use a portion of the proceeds from this offering to redeem all of our outstanding preferred stock.

Interest Expense, Net

Interest expense, net consists primarily of interest expense on outstanding borrowings under our bank credit facility, offset by interest income from our invested cash balances and the increase in the estimated fair value of our interest rate swaps. Interest expense, net increased $0.6 million to $2.0 million for the three months ended March 31, 2007, from $1.5 million for the three months ended March 31, 2006, due primarily to increased average outstanding borrowings under our bank credit facility, and to a lesser extent to interest rate increases, given that our interest rate swaps are only a partial hedge of our exposure to interest rate fluctuations. For the three months ended March 31, 2007, our average outstanding borrowings were $89.8 million compared to $49.5 million for the three months ended March 31, 2006. This increase in average outstanding borrowings was due to the debt borrowed to finance our acquisitions in the first quarter of 2006 and 2007. Interest income decreased $0.1 million to $0.1 million for the three months ended March 31, 2007, from $0.2 million for the three months ended March 31, 2006. The estimated fair value of our fixed rate interest rate swaps decreased by $0.3 million, to a $0.2 million liability for the three months ended March 31, 2007, from a $0.2 million asset for the three months ended March 31, 2006, due to the decrease in variable interest rates. We are required by our bank credit facility to maintain an interest rate protection program, and therefore we use interest rate swaps to manage our interest rate risk.

Income Tax Expense

We recorded income tax benefit of $1.2 million and expense of $3.1 million for the three months ended March 31, 2006, and March 31, 2007, respectively. For these quarterly periods, we used an effective tax rate based on our annual projected income in accordance with APB No. 28.

Business Information Division Results

Revenues.  Business Information Division revenues increased $1.6 million, or 8.7%, to $19.5 million for the three months ended March 31, 2007, from $17.9 million for the three months ended March 31, 2006. Our display and classified advertising revenues increased $0.4 million, or 6.1%, to $7.5 million for the three months ended March 31, 2007, from $7.1 million for the three months ended March 31, 2006, primarily due to growth in the number of advertisements placed in our publications. Our public notice revenues increased $1.1 million, or 17.7%, to $7.6 million for the three months ended March 31, 2007, from $6.4 million for the three months ended March 31, 2006, primarily due to the increased number of foreclosure notices placed in our publications.

Circulation revenues increased $0.2 million, or 4.7%, to $3.6 million for the three months ended March 31, 2007 from $3.5 million for the three months ended March 31, 2006. This increase was due to an increase in the average price per subscription, which was significantly offset by a decline in the number of paid subscribers. As of March 31, 2007, our paid publications had approximately 75,500 subscribers, a decrease of approximately 2,700, or 3.5%, from total paid subscribers of approximately 78,200 as of March 31, 2006. This decrease was primarily due to our termination of discounted subscription programs for LawyersUSA and for publications in Colorado and Maryland, partially offset by an increase in paid subscribers related to our acquisition of the Mississippi publications of Venture Publications. Other Business Information Division revenues decreased $0.2 million, or 18.7%, to $0.7 million for the three months ended March 31, 2007, from $0.9 million for the three months ended March 31, 2006, primarily due to decreased commercial printing sales.

Operating Expenses.  Total direct operating expenses attributable to our Business Information Division increased $0.2 million, or 3.8%, to $6.8 million for the three months ended March 31, 2007, from $6.5 million for the three months ended March 31, 2006. This increase was primarily attributable to spending on outside software programmers working on web-related initiatives. Selling, general and administrative expenses attributable to our Business Information Division increased $1.0 million, or 14.6%, to $7.9 million for the three months ended March 31, 2007, from $6.9 million for the three months ended March 31, 2006, due to increased circulation marketing spending. Total operating expenses attributable to our Business Information Division as a percentage of Business Information Division revenue increased slightly from 81.0% in the first quarter of 2006 to 81.6% in the first quarter of 2007.

Professional Services Division Results

Revenues.  Professional services revenues increased $11.4 million to $16.2 million for the three months ended March 31, 2007, from $4.8 million for the three months ended March 31, 2006, primarily due to the $10.6 million increase in mortgage default processing service revenues to $12.1 million in the first quarter of 2007 from $1.5 million in the first quarter of 2006. This increase was primarily attributable to the two and one half additional months of APC’s revenue we recorded in the first quarter of 2007 compared to the first quarter of 2006 because we acquired APC on March 14, 2006, and the revenues from the mortgage default processing service business of Feiwell & Hannoy, which we acquired in January 2007. Appellate services revenues increased $0.8 million, or 23.1%, to $4.1 million for the three months ended March 31, 2007, from $3.3 million for the three months ended March 31, 2006. This increase was attributable to Counsel Press providing assistance with respect to a greater number of appellate filings (approximately 2,200 in the first quarter of 2007 compared to approximately 1,800 in the first quarter of 2006), several of which were large and complex filings that we completed during the first quarter of 2007.

Operating Expenses.  Total direct operating expenses attributable to our Professional Services Division increased $4.0 million to $5.4 million for the three months ended March 31, 2007, from $1.4 million for the three months ended March 31, 2006, primarily due to the additional two and one half months we owned APC in the first quarter of 2007 and the expenses of the mortgage default processing service business of Feiwell & Hannoy, which we acquired in January 2007. Selling, general and administrative expenses attributable to our Professional Services Division increased $2.6 million to $4.3 million for the three months ended March 31, 2007, from $1.7 million for the three months ended March 31, 2006, due to the additional two and one half months we owned APC in 2007 and our acquisition of the mortgage default processing service business of Feiwell & Hannoy in January 2007. Depreciation expense attributable to our Professional Services Division increased $0.3 million to $0.3 million for the three months ended March 31, 2007 from $0.1 million in the first quarter of 2006. This increase was attributable to the inclusion of fixed assets from APC and Feiwell & Hannoy that were acquired in 2006 and 2007, respectively. Amortization expense increased $0.7 million to $1.1 million in the first quarter of 2007 from $0.4 million in the first quarter of 2006 due to the amortization of finite-lived intangible assets associated with APC, which was acquired during 2006. Total operating expense attributable to our Professional Services Division as a percentage of Professional Services Division revenue decreased from 73.8% for the three months ended March 31, 2006, to 68.7% for the three months ended March 31, 2007.

Year Ended December 31, 2006, Compared to Year Ended December 31, 2005

Revenues

Our total revenues increased $33.8 million, or 43.4%, to $111.6 million in 2006 ($127.7 million on a pro forma basis) from $77.9 million in 2005. This increase in total revenues consisted of the following:

•	$24.7 million of revenues from APC, which we acquired in March 2006;

•	$1.5 million of increased revenues from businesses that we acquired in 2005 and for which we recognized a full year of revenues in 2006, consisting of $0.8 million of revenues from the business information publications and online legislative reporting system of Arizona News Service that we acquired in April 2005 and $0.7 million of appellate service revenues from Counsel Press, which we acquired in January 2005; and

•	$7.6 million of increased revenues from our organic growth within existing businesses (i.e., businesses that we operated in 2005 and 2006).

We derived 85.7% and 66.1% of our total revenues from our Business Information Division and 14.3% and 33.9% of our total revenues from our Professional Services Division in 2005 and 2006, respectively. This change in the mix between our two operating segments resulted primarily from our acquisition of APC on March 14, 2006.

Operating Expenses

Our total operating expenses increased $23.2 million, or 33.3%, to $92.7 million in 2006 ($107.1 million on a pro forma basis) from $69.5 million in 2005. Operating expenses attributable to our corporate operations, which largely consist of compensation for our executive officers and other corporate personnel, increased $1.7 million, or 57.5%, to $4.8 million in 2006 from $3.0 million in 2005 because we transferred certain accounting and circulation jobs, which were previously accounted for within our Business Information segment, to our corporate headquarters at the beginning of 2006 and increased executive compensation in 2006. Total operating expenses as a percentage of revenue decreased from 89.3% in 2005 to 83.0% in 2006 principally because we have centralized our accounting, circulation and advertising production systems.

Direct Operating Expenses.  Our direct operating expenses increased $9.6 million, or 33.5%, to $38.4 million in 2006 ($45.2 million on a pro forma basis) from $28.8 million in 2005. This increase in direct operating expenses was primarily attributable to production and distribution expenses for businesses that we acquired in 2006 and those businesses that we acquired in 2005 for which we recognized a full year of expenses. Direct operating expenses as a percentage of revenue decreased from 36.9% in 2005 to 34.4% in 2006 due to the increase in higher margin revenue.

Selling, General and Administrative Expenses.  Our selling, general and administrative expenses increased $10.7 million, or 29.7%, to $46.7 million in 2006 ($52.6 million on a pro forma basis) from $36.0 million in 2005 due to the costs of employee salaries, bonuses and benefits for businesses that we acquired in 2006 or acquired in 2005 and for which we recognized a full year of operating expenses in 2006, partially offset by savings realized from the centralization of finance, accounting and circulation functions. Our selling, general and administrative expenses for our existing businesses that we operated in 2005 and 2006 increased by 10.2% between 2005 and 2006. Selling, general and administrative expense as a percentage of revenue decreased from 46.3% in 2005 to 41.8% in 2006 due to our revenues having increased at a faster rate than our selling, general and administrative expenses, which in part was due to our centralization efforts.

Depreciation and Amortization Expense.  Our depreciation expense increased $0.9 million, or 53.5%, to $2.4 million in 2006 ($2.8 million on a pro forma basis) from $1.6 million in 2005 due to higher fixed asset balances in 2006. Our amortization expense increased $2.0 million, or 63.1%, to $5.2 million in 2006 ($6.5 million on a pro forma basis) from $3.2 million in 2005 primarily due to the amortization of finite-lived intangible assets acquired in the APC acquisition in March 2006.

Adjusted EBITDA

Adjusted EBITDA (as defined and discussed under “Selected Historical and Unaudited Pro Forma Consolidated Financial Data”) increased $15.4 million, or 115.5%, to $28.8 million in 2006 ($31.7 million on a pro forma basis) from $13.4 million in 2005 due to the cumulative effect of the factors described above that are applicable to the calculation of adjusted EBITDA. Adjusted EBITDA as a percentage of revenues, which we also refer to as adjusted EBITDA margin, increased to 25.8% for 2006 from 17.2% for 2005.

Non-Cash Interest Expense Related to Redeemable Preferred Stock

Non-cash interest expense related to redeemable preferred stock increased $18.5 million to $28.5 million in 2006 from $10.0 million in 2005 primarily due to the increase in the fair value of our series C preferred stock.

Interest Expense, Net

Interest expense, net increased $4.6 million to $6.4 million in 2006 ($8.5 million on a pro forma basis) from $1.9 million in 2005 due primarily to increased average outstanding borrowings under our bank credit facility, and to a lesser extent to interest rate increases, given that our interest rate swaps are only a partial hedge of our exposure to interest rate fluctuations. During 2006, our average outstanding borrowings were $74.9 million compared to $31.8 million during 2005. This increase in average outstanding borrowings was due to the debt borrowed to finance our acquisitions in 2006. Interest income increased $0.1 million, or 18.2%, to $0.4 million in 2006 from $0.3 million in 2005. The estimated fair value of our fixed rate interest rate swaps decreased by $0.2 million in 2006 due to the decrease in variable interest rates.

Income Tax Expense

We recorded income tax expense of $2.4 million and $5.0 million for 2005 and 2006, respectively. Our effective tax rate differs from the statutory U.S. federal corporate income tax rate of 35.0% due to the non-cash interest expense that we record for dividend accretion and the change in the fair value of our series C preferred stock of $10.0 million in 2005 and $28.5 million in 2006, which will not be deductible for tax purposes. Excluding these amounts, our effective tax rate would have been 36.2% and 37.9% for 2005 and 2006, respectively.

Loss from Discontinued Operations

We previously were engaged in the business of in-bound and out-bound teleservices. In September 2005, we sold our telemarketing operations to management personnel of this operating unit and incurred a $1.8 million loss, net of tax benefit, from discontinued operations in 2005. We did not incur a corresponding loss in 2006.

Business Information Division Results

Revenues.  Business Information Division revenues increased $7.1 million, or 10.6%, to $73.8 million in 2006 from $66.7 million in 2005. Our display and classified advertising revenues increased $3.5 million, or 12.3%, to $31.7 million in 2006 from $28.3 million in 2005, primarily due to growth in the number of advertisements placed in our publications. Our public notice revenues increased $4.1 million, or 19.9%, to $25.0 million in 2006 from $20.8 million in 2005, primarily due to the increased number of foreclosure notices placed in our publications.

Circulation revenues decreased $0.3 million, or 2.3%, to $13.6 million in 2006 from $13.9 million in 2005, primarily due to a decrease in the number of paid subscriptions, partially offset by an increase in the average price per subscription. As of December 31, 2006, our paid publications had approximately 73,600 subscribers, a decrease of approximately 6,500, or 8.1%, from total paid subscribers of approximately 80,100 as of December 31, 2005. This decrease was primarily due to the loss of approximately 1,100 subscribers to our Louisiana/Gulf Coast publications as a result of the Hurricane Katrina disaster, approximately 1,900 subscribers as a result of our termination of a discounted subscription program for LawyersUSA and approximately 3,600 subscribers as a result of our termination of discounted subscription programs at many of our other publications, partially offset by new paid subscribers added in 2006. Other Business Information Division revenues decreased $0.2 million, or 5.2%, to $3.5 million in 2006 from $3.7 million in 2005, primarily due to decreased sales of database information. Approximately $0.8 million of the increase in our Business Information Division’s revenues was due to the inclusion of a full year of operations of Arizona News Service, which we acquired on April 30, 2005.

Operating Expenses.  Total direct operating expenses attributable to our Business Information Division increased $0.9 million, or 3.4%, to $26.6 million in 2006 from $25.7 million in 2005. This increase was primarily attributable to an annual compensation increase and increased spending on web-related initiatives. Selling, general and administrative expenses attributable to our Business Information Division increased $2.4 million, or 8.3%, to $30.7 million in 2006 from $28.4 million in 2005 due to an annual compensation increase and increased circulation and marketing spending. Total operating expenses attributable to our Business Information Division as a percentage of Business Information Division revenue decreased from 86.4% in 2005 to 82.7% in 2006 due to the increase in higher margin revenue.

Professional Services Division Results

Revenues.  Professional services revenues increased $26.7 million to $37.8 million in 2006 ($53.8 million on a pro forma basis) from $11.1 million in 2005, primarily due to the inclusion of mortgage default processing revenues of $24.7 million generated by APC, in which we acquired a majority stake during

March 2006. Appellate services revenues increased $2.0 million, or 17.9%, to $13.1 million in 2006 from $11.1 million in 2005. Approximately $0.7 million of this increase was due to the additional month of Counsel Press’ revenue we recorded in 2006 compared to 2005 because we acquired Counsel Press near the end of January 2005, with the balance of the increase attributable to Counsel Press having provided assistance with respect to a greater number of appellate filings in 2006 (approximately 8,300 in 2006 compared to approximately 7,400 in 2005) and Counsel Press’ acquisition of the assets of The Reporter Company Printers and Publishers in October 2006.

Operating Expenses.  Total direct operating expenses attributable to our Professional Services Division increased $8.8 million to $11.8 million ($18.6 million on a pro forma basis) in 2006 from $3.0 million in 2005, primarily due to the addition of APC in 2006 and the additional month we owned Counsel Press in 2006. Selling, general and administrative expenses attributable to our Professional Services Division increased $6.6 million to $11.5 million ($17.4 million on a pro forma basis) in 2006 from $4.9 million in 2005, also primarily due to the addition of APC in 2006 and the additional month we owned Counsel Press in 2006. Depreciation expense attributable to our Professional Services Division increased $0.8 million to $0.9 million in 2006 from $0.1 million in 2005. This increase was attributable to the inclusion in 2006 of fixed assets from APC. Amortization expense increased $1.8 million to $2.6 million in 2006 from $0.8 million in 2005 due to the amortization in 2006 of finite-lived intangible assets associated with APC, which was acquired during 2006. Total operating expense attributable to our Professional Services Division as a percentage of Professional Services Division revenue decreased from 79.3% in 2005 to 71.0% in 2006.

Year Ended December 31, 2005, Compared to Year Ended December 31, 2004

Revenues

Our total revenues increased $26.2 million, or 50.6%, to $77.9 million in 2005 from $51.7 million in 2004. This increase in total revenues consisted of the following:

•	$12.6 million of increased revenues from businesses that we acquired in 2005, including $1.5 million of revenues from the business information publications and online legislative reporting system of Arizona News Service that we acquired in April 2005 and $11.1 million from Counsel Press, which we acquired in January 2005;

•	$11.1 million of increased revenues from the Lawyers Weekly publications that we acquired in 2004 and for which we recognized a full year of revenues in 2005; and

•	$2.5 million of increased revenues from organic growth within existing businesses.

We derived 100.0% and 85.7% of our total revenues from our Business Information Division and 0.0% and 14.3% of our total revenues from our Professional Services Division in 2004 and 2005, respectively.

Operating Expenses

Total operating expenses increased $21.9 million, or 46.0%, to $69.5 million in 2005 from $47.6 million in 2004. Total operating expenses increased primarily due to the inclusion of operating expenses from our Lawyers Weekly publications for a full year and operating expenses from Counsel Press and Arizona News Service.

Direct Operating Expenses.  Our direct operating expenses increased $7.1 million, or 32.5%, to $28.8 million in 2005 from $21.7 million in 2004. This increase in direct operating expenses was primarily attributable to production and distribution expenses for businesses that we acquired in 2005 and those businesses that we acquired in 2004 for which we recognized a full year of expenses. Our direct operating expenses as a percentage of revenue decreased from 42.0% in 2004 to 36.9% in 2005 due to increased higher margin revenues.

Selling, General and Administrative Expenses.  Our selling, general and administrative expenses increased $12.9 million, or 56.0%, to $36.0 million in 2005 from $23.1 million in 2004. Our selling, general and administrative expenses as a percentage of revenue increased from 44.7% in 2004 to 46.3% in 2005. This increase was attributable to the inclusion of expenses from businesses that we acquired in late 2004 and 2005 and increased spending on corporate technology and infrastructure improvements, as well as marketing campaigns to increase circulation. Our selling, general and administrative expenses for our existing businesses that we operated in 2004 or 2005 increased by 8.0% between 2004 and 2005 because of increased corporate spending on information technology.

Depreciation and Amortization Expenses.  Depreciation expense increased $0.3 million, or 24.5%, to $1.6 million in 2005 from $1.3 million in 2004. This increase was attributable to higher fixed asset balances in 2005. Amortization expense increased $1.6 million to $3.2 million in 2005 from $1.6 million in 2004. The increase in amortization expense was due to the amortization of finite-lived intangible assets acquired in our acquisition of Counsel Press in January 2005.

Adjusted EBITDA

Adjusted EBITDA (as defined and discussed under “Selected Historical and Unaudited Pro Forma Consolidated Financial Data”) increased $6.5 million, or 94.2%, to $13.4 million in 2005 from $6.9 million in 2004 due to the cumulative effect of the factors described above that are applicable to the calculation of adjusted EBITDA. Our adjusted EBITDA margin increased to 17.2% in 2005 from 13.3% in 2004.

Non-cash Interest Expense Related to Redeemable Preferred Stock

Non-cash interest expense related to redeemable preferred stock increased $7.2 million to $10.0 million in 2005 from $2.8 million in 2004 primarily due to the issuance and sale of shares of our series C preferred stock in September 2004.

Interest Expense, Net

Interest expense, net increased $0.7 million, or 63.4%, to $1.9 million in 2005 from $1.1 million in 2004 primarily due to increased average outstanding borrowings under our senior credit facility and interest rate increases. During 2005, our average outstanding borrowings were $31.8 million compared to $23.6 million during 2004. This increase in average outstanding was due to the debt borrowed to finance certain of our acquisitions in 2005. Interest income increased $0.3 million to $0.3 million in 2005 from $0.1 million in 2004. The estimated fair value of our fixed rate interest rate swaps increased by $0.2 million in 2005 due to the increase in variable interest rates.

Income Tax Expense

We recorded income tax expense of $0.9 million and $2.4 million in 2004 and 2005, respectively. Our effective tax rate differs from the statutory U.S. federal corporate income tax rate of 35.0% due to the non-cash interest expense that we record for dividend accretion and the change in the fair value of our series C preferred stock of $2.8 million in 2004 and $10.0 million in 2005, which will not be deductible for tax purposes. Excluding these amounts, our effective tax rate would have been 30.7% and 36.2% for 2004 and 2005, respectively. The 2004 effective tax rate varied from the statutory rate due to utilization of net operating loss carryforwards that were previously reserved.

Loss from Discontinued Operations

Loss from discontinued operations, net of tax benefit, increased $1.3 million to $1.8 million in 2005 from $0.5 million in 2004. This increase was attributable to the sale of our telemarketing operations to management personnel of this operating unit in September 2005.

Business Information Division Results

Revenues.  Business Information Division revenues increased $15.0 million, or 29.1%, to $66.7 million in 2005 from $51.7 million in 2004. Approximately $9.8 million of this increase was due to the inclusion of a full year of operations of Lawyers Weekly, which we acquired in September 2004, and approximately $1.5 million of this increase was due to revenues from our Arizona News Service business information publications and online legislative reporting system, which we acquired in April 2005. The balance of the increase, or approximately $3.7 million, was due to growth in our operations that we owned for the entire year in 2004 and 2005. In 2005, our display and classified advertising revenues increased $7.2 million, or 34.5%, to $28.3 million in 2005 from $21.0 million in 2004, primarily due to the inclusion of advertising revenues from businesses we acquired during 2004. Advertising revenues from businesses we acquired during 2005 accounted for approximately 0.7% of the increase.

Our public notice revenues increased $0.9 million, or 4.6%, to $20.8 million in 2005 from $19.9 million in 2004, primarily due to the inclusion of public notice revenues from businesses we acquired in 2005.

Circulation revenues increased $6.2 million, or 80.5%, to $13.9 million in 2005 from $7.7 million in 2004. Approximately $5.2 million of the increase in circulation revenues was attributable to the inclusion of circulation revenues from the seven paid publications we acquired from Lawyers Weekly, approximately $0.4 million of the increase was attributable to the inclusion of circulation revenues from the paid publications and online legislative reporting system we acquired from Arizona News Service and approximately $0.6 million was attributable to circulation revenues generated by publications that we owned throughout 2004 and 2005. We had approximately 80,100 paid subscribers as of December 31, 2005, an increase of approximately 2,400, or 3.1%, from approximately 77,700 as of December 31, 2004. Other Business Information Division revenues increased $0.7 million, or 22.3%, to $3.7 million in 2005 from $3.0 million in 2004, due to licenses of certain of our business information products by Lawyers Weekly.

Operating Expenses.  Total direct operating expenses attributable to our Business Information Division increased $4.0 million, or 18.5%, to $25.7 in 2005 from $21.7 in 2004. This increase was primarily attributable to the inclusion of operating expenses related to Lawyers Weekly. Selling, general and administrative expenses attributable to our Business Information Division increased $7.6 million, or 36.4%, to $28.4 million in 2005 from $20.8 million in 2004 due to the inclusion of selling, general and administrative expenses related to Lawyers Weekly, the acquisition of which added five new offices. Depreciation expense attributable to our Business Information Division increased $0.2 million, or 17.3%, to $1.3 million in 2005 from $1.1 million in 2004. This increase was attributable to higher fixed asset balances in 2005. Amortization expense increased $0.8 million, or 51.5%, to $2.3 million in 2005 from $1.5 million in 2004 due to a full year of amortization expense related to the Lawyers Weekly finite lived-intangibles. Total operating expenses attributable to our Business Information Division as a percentage of Business Information Division revenue decreased to 86.4% from 87.3%, due to our revenues having increased at a faster rate than our operating expenses.

Professional Services Division Results

Revenues.  Professional Services Division revenues were $11.1 million in 2005 due to our acquisition of Counsel Press in January 2005, resulting in the formation of our Professional Services Division.

Operating Expenses.  Total direct operating expenses attributable to our Professional Services Division were $3.0 million in 2005, attributable to the direct operating expenses of Counsel Press. Selling, general and administrative expenses attributable to our Professional Services Division were $4.9 million in 2005. Depreciation expense attributable to our Professional Services Division was $0.1 million in 2005 and amortization expense was $0.8 million in 2005. These expenses were the result of our acquisition of Counsel Press.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash flows from operations, debt capacity under our credit facility, distributions received from Detroit Legal News Publishing, LLC and available cash reserves. The following table summarizes our cash and cash equivalents, working capital (deficit), long-term debt and cash flows as of, and for the years ended, December 31, 2004, 2005 and 2006, and as of, and for the three months ended, March 31, 2007 (dollars in thousands):

	Years Ended, or As of,			Three Months Ended,
	December 31,			or As of,
	2004	2005	2006	March 31, 2007
				(Unaudited)

Cash and cash equivalents	$19,148	$2,348	$786	$1,406
Working capital (deficit)	13,886	(6,790)	(8,991)	(12,348)
Net cash provided by operating activities	4,840	9,736	18,307	7,172
Net cash used in investing activities:
Acquisitions and investments	(34,471)	(35,397)	(53,461)	(17,288)
Capital expenditures	(1,243)	(1,494)	(2,430)	(1,346)
Net cash provided by financing activities	49,952	10,345	35,982	12,082
Long-term debt, less current portion	29,730	36,920	72,760	85,527

Cash Flows Provided By Operating Activities

The most significant inflows of cash are cash receipts from our customers. Operating cash outflows include payments to employees, payments to vendors for services and supplies and payments of interest and income taxes.

Net cash provided by operating activities for the three months ended March 31, 2007, increased $0.9 million, or 15.1%, to $7.2 million from $6.2 million for the same period in 2006. This increase was primarily the result of a full quarter of operations of APC in 2007, which we purchased on March 14, 2006, and the inclusion of the results of the mortgage default processing service business of Feiwell & Hannoy, which we acquired on January 9, 2007.

Net cash provided by operating activities increased $8.6 million, or 88.0%, to $18.3 million in 2006 from $9.7 million in 2005. This increase was primarily attributable to the inclusion of the results of our Professional Services Division that we formed in 2005 for a full year in 2006 and increased cash generated by the businesses we owned throughout 2005 and 2006, partially offset by the payment of $1.8 million in minority interest distributions paid to Trott & Trott pursuant to the terms of the APC operating agreement.

Working capital deficit expanded $3.4 million, or 37.3%, to $(12.3) million at March 31, 2007, from $(9.0) million at December 31, 2006. Current liabilities increased $5.9 million, or 21.2%, to $33.7 million at March 31, 2007, from $27.8 million at December 31, 2006. Accounts payable and accrued liabilities increased $2.8 million to $12.9 million at March 31, 2007, from $10.0 million at December 31, 2006. This increase was caused in part by the timing of payments on trade accounts payable, offset by a decrease in accrued bonuses, which declined because the 2006 year-end bonuses were paid out during the first quarter of 2007, as well as an increase in accrued income taxes payable offset by a decrease in due to sellers of acquired businesses because we paid out the DLNP earnout amount in the first quarter of 2007. Deferred revenue increased $0.6 million, or 5.2%, to $11.3 million at March 31, 2007, from $10.8 million at December 31, 2006 primarily due to deferred revenue at businesses purchased in our Professional Service Division. Current assets increased $2.5 million to $21.3 million at March 31, 2007, from $18.8 million at December 31, 2006. This increase was due primarily to the growth of accounts receivable by $1.9 million from $15.7 million at December 31, 2006, to $17.5 million at March 31, 2007, and the increase in cash from $0.8 million at December 31, 2006, to $1.4 million at March 31, 2007.

Working capital deficit expanded $2.2 million, or 32.4%, to $(9.0) million at December 31, 2006, from $(6.8) million at December 31, 2005. Current liabilities increased $5.3 million to $27.8 million at December 31, 2006, from $22.5 million at December 31, 2005. Accounts payable and accrued liabilities increased $2.3 million to $10.0 million at December 31, 2006, from $7.7 million at December 31, 2005. This increase was caused in part by the liabilities at the businesses purchased during 2006 and by the increased activity caused by the increased sales volume in 2006 at the businesses we owned during both 2005 and 2006. This increase was partially offset by the payment of $1.5 million to the sellers of Detroit Legal News Publishing during 2006. Deferred revenue increased $1.9 million from December 31, 2005, to December 31, 2006, because of deferred revenue at businesses purchased during 2006. Current assets increased $3.1 million to $18.8 million at December 31, 2006, from $15.8 million at December 31, 2005. The largest component of this increase was the growth of accounts receivable by $4.2 million from $11.5 million at December 31, 2005, to $15.7 million at December 31, 2006. Offsetting the increase in accounts receivable was the reduction in cash by $1.6 million.

The increase in accounts receivable, between December 31, 2005, and December 31, 2006, as well as between December 31, 2006, and March 31, 2007, was primarily attributable to increased sales and accounts receivable of our acquired companies during the trailing twelve or three month period, as applicable. Our allowance for doubtful accounts as a percentage of gross receivables and annual day sales outstanding, or DSO, for each of the last two years and for the three months ended March 31, 2007 is set forth in the table below:

			Three Months
	Years Ended		Ended
	December 31,		March 31,
	2005	2006	2007

Allowance for doubtful accounts as a percentage of gross accounts receivable	9.3%	6.1%	5.7%
Day sales outstanding	65.7	58.3	49.5

We calculate DSO by dividing net receivables by average daily revenue excluding circulation. Average daily revenue is computed by dividing total revenue by the total number of days in the period. Our DSO decreased between 2005 and the three months ended March 31, 2007, because APC accounts comprise an increasing percentage of the accounts receivable balance and these accounts are collected faster than the accounts receivable in the other businesses we owned during that period. We decreased our allowance for doubtful accounts as a percentage of gross receivables in 2006 because of the improved collections in 2006.

We own 35.0% of the membership interests in DLNP, the publisher of Detroit Legal News, and received an aggregate of $3.5 million and $1.4 million as distributions from DLNP in 2006 and the first quarter of 2007, respectively. We did not receive any distributions from DLNP in 2005 because we acquired our interest in November 2005. The operating agreement for DLNP provides for us to receive quarterly distribution payments based on our ownership percentage, which are a significant source of operating cash flow.

The increase in net cash provided by operating activities from 2005 to 2006 was offset by the uses of cash for investing activities noted below, and as a result, cash and cash equivalents declined $1.6 million to $0.8 million at December 31, 2006, from $2.3 million at December 31, 2005.

Net cash provided by operating activities increased $4.9 million to $9.7 million in 2005 from $4.8 million in 2004. This increase was primarily attributable to the inclusion of the results of Business Information Division businesses that we acquired in late 2004 for a full year in 2005 and the inclusion of Professional Service Division operations that we acquired in 2005. The majority of this increase was attributable to net accounts receivable, which increased $4.3 million, or 59.8%, to $11.5 million as of December 31, 2005, from $7.2 million as of December 31, 2004. This increase in net accounts receivable was primarily attributable to accounts receivable at Counsel Press that were purchased in 2005. Accounts payable increased $1.1 million, or 50.8%, to $3.3 million as of December 31, 2005, from $2.2 million as of December 31, 2004. Unearned and deferred revenue increased $0.9 million, or 10.4%, to $9.9 million as of December 31, 2005, from $9.0 million as of December 31, 2004. We did not experience a significant change in working capital between 2004 and 2005 except for changes caused by acquisitions. Our balance of cash and cash equivalents decreased $16.8 million to $2.3 million at December 31, 2005, from $19.1 million at December 31, 2004, due to the uses of cash for investing activities described below.

Cash Flows Used By Investing Activities

Net cash used by investing activities decreased $23.9 million, or 56.2%, to $18.6 million in the first quarter of 2007 from $42.5 million in the first quarter of 2006. Uses of cash in both periods pertained to acquisitions, capital expenditures and purchases of software. Cash paid for acquisitions totaled $17.3 million in the first quarter of 2007 and $42.0 million in the first quarter of 2006. Capital expenditures and purchases of software were approximately $1.3 million in the first quarter of 2007 and $0.5 million in the first quarter of 2006. We estimate that our total capital expenditures in 2007 will be approximately $6.0 million for projects intended to improve our operations. In June 2007, we moved APC to a new office location in suburban Detroit that we are leasing from an affiliate of Trott & Trott because our previous lease was expiring and to provide us room for expansion. During the first six months of 2007, we also substantially completed building a new data center to support our Business Information and Professional Services divisions at this suburban Detroit office. The estimated cost of these developments was approximately $2.0 million in the first six months of 2007, $0.5 million of which we incurred in the first quarter of 2007 with respect to leasehold improvements and approximately $0.8 million of which were attributable to additional leasehold improvements and $0.7 million of which were attributable to furniture, which costs were incurred during the second quarter of 2007. In addition, we expect that we will incur approximately $3.3 million of capital expenditures in 2007 for technology development ($0.8 million of which we incurred in the first six months of 2007), including $0.5 million to customize our proprietary case management software system so that it can be used in judicial foreclosure states, such as Indiana, as well as non-judicial states like Michigan. We expect that the customization of our proprietary case management software system will be completed by the end of 2007.

Net cash used by investing activities increased $19.0 million, or 51.4%, to $55.9 million in 2006, from $36.9 million in 2005. Net cash used by investing activities increased $1.2 million, or 3.3%, to $36.9 million in 2005 from $35.7 million in 2004. Use of cash in each period pertained to acquisitions, equity investments, capital expenditures and purchases of software. Cash paid in connection with acquisitions and equity investments totaled $53.5 million in 2006, $35.4 million in 2005 and $34.5 million in 2004. Capital expenditures and purchases of software were approximately $2.4 million in 2006, $1.5 million in 2005 and $1.2 million in 2004. The $0.9 million increase in capital expenditures in 2006 from 2005 included $0.2 million for a new circulation system.

Finite-lived intangible assets increased $16.7 million to $82.6 million as of March 31, 2007, from $65.9 million as of December 31, 2006. This increase was due to the services contract with Feiwell & Hannoy that resulted from the acquisition of its mortgage default processing service business and the customer list acquired in connection with the Venture Publications acquisition. These two items were partially offset by amortization expense. Finite-lived intangible assets increased $35.5 million to $65.9 million as of December 31, 2006, from $30.4 million as of December 31, 2005. This increase was attributable to our services contract with Trott & Trott, partially offset by increased amortization expense.

Goodwill increased $5.0 million, or 6.9%, to $77.7 million as of March 31, 2007, from $72.7 million as of December 31, 2006. This increase in goodwill was due to the goodwill related to APC’s acquisition of the mortgage default processing services business from Feiwell & Hannoy. Goodwill increased $9.2 million, or 14.4%, to $72.7 million as of December 31, 2006, from $63.5 million as of December 31, 2005. The increase in goodwill was primarily attributable to goodwill related to our acquisition of a majority stake in APC in March 2006 and our acquisition of substantially all of the business information assets of Happy Sac Investment Co. (the Watchman Group in St. Louis, Missouri) in October 2006.

Cash Flows Provided By Financing Activities

Net cash provided by financing activities primarily includes borrowings under our revolving credit agreement and the issuance of long-term debt. Cash used in financing activities generally include the repayment of borrowings under the revolving credit agreement and long-term debt, the payment of fees associated with the issuance of long-term debt, the payment of minority interest distributions and payments on capital leases.

Net cash provided by financing activities decreased $28.5 million to $12.1 million in the first quarter of 2007 from $40.6 million in the first quarter of 2006. This decrease was due to the reduction in borrowings of senior term notes in the first quarter of 2007 as compared to the first quarter of 2006. Long-term debt, less current portion, increased $12.8 million, or 18.7%, to $85.5 million as of March 31, 2007, from $72.8 million as of December 31, 2006.

Net cash provided by financing activities increased $25.6 million to $36.0 million in 2006 from $10.3 million in 2005. This increase was primarily due to the issuance of long-term debt with a principal amount of approximately $56.4 million, partially offset by the repayment of $13.5 million of the borrowings on our revolving credit line, the repayment of $6.0 million of our outstanding long-term debt, the payment of $0.8 million of deferred financing fees related to our issuance of long-term debt and the payment of certain capital lease obligations. Long-term debt, less current portion, increased $35.8 million, or 97.1%, to $72.8 million as of December 31, 2006, from $36.9 million as of December 31, 2005.

Credit Agreement.  We have an amended and restated senior credit agreement with a six bank syndicate for which U.S. Bank, NA serves as agent. The credit facility under the credit agreement consists of a variable rate term loan and a variable rate revolving line of credit. As of December 31, 2006, we had outstanding under our credit agreement a variable rate term loan in the amount of $79.8 million. We also have the ability under our credit agreement to obtain $15 million of additional incremental term loans in connection with acquisitions permitted by our credit agreement. No amount was outstanding as of December 31, 2006, under our variable rate revolving line of credit. In January 2007, we borrowed $13.5 million on the variable rate revolving line of credit to fund the acquisition of the mortgage default processing business of Feiwell & Hannoy. At the same time, we issued a non-interest bearing note with a face amount of $3.5 million to Feiwell & Hannoy in connection with this acquisition.

Our credit agreement was amended as of March 27, 2007, pursuant to a second amendment to the amended and restated credit agreement. Immediately prior to the second amendment, the outstanding principal balance of the variable rate term loan commitment was $79.8 million. Pursuant to the second amendment, on March 27, 2007, we borrowed $10.0 million of additional term loan under our credit agreement. Proceeds from this borrowing were used to repay $10.0 million of the outstanding $13.5 million borrowed amount under the revolving line of credit. On March 30, 2007, we borrowed an additional $2.8 million on the revolving line of credit to fund the acquisition of the business information assets of Venture Publications. After entering into the second amendment, the variable rate term loan was increased to $89.8 million and the variable rate revolving line of credit was left unchanged at $15.0 million. Accordingly, total unused borrowing capacity under our credit agreement as of March 31, 2007, was $12.0 million available under our revolving line of credit. As of June 30, 2007, we had $90.1 million outstanding under our term loan and $4.0 million outstanding under our revolving line of credit. Borrowings under our credit agreement are at either the prime rate or LIBOR plus a margin that fluctuates on the basis of the ratio of our total liabilities to our pro forma EBITDA, calculated in accordance with our credit agreement, and are secured by substantially all of our assets, including pledges of shares of stock of all our subsidiaries.

Loans may be borrowed, repaid and re-borrowed on a revolving basis under our revolving line of credit, with the outstanding principal balance due and payable on December 31, 2008. With respect to our variable rate term loan, the principal balance of our term loan is required to be repaid in quarterly installments on the last day of each fiscal quarter, with the then outstanding amount due and payable in full on December 31, 2012. Under our amended and restated credit agreement, we have the ability to elect whether outstanding amounts under our variable rate term loan and variable rate revolving line of credit accrue interest based on the prime rate or LIBOR. If we have elected to have interest accrue based on the prime rate, then such interest is due and payable on the last day of each month. If we have elected to have interest accrue based on LIBOR, then such interest is due and payable at the end of the applicable interest period that we elected, provided that if this interest period is longer than three months then interest is due and payable in three month intervals.

Under our credit agreement, we have an obligation to deliver our consolidated financial statements to U.S. Bank within 90 days after the end of our fiscal year. In addition, our credit agreement prohibits redemptions and provides that in the event we issue any additional equity securities, 50% of the cash proceeds of the issuance must be paid to our lenders in satisfaction of any outstanding indebtedness. In connection with entering into the second amendment, we secured a waiver from our lenders regarding our obligation to deliver financial statements by March 31, 2007, and obtained the lenders’ consent to consummate the redemption of our preferred stock and use proceeds from this offering for purposes other than the repayment of indebtedness under the credit facility. Our credit agreement also contains a number of negative covenants that limit us from, among other things, and with certain thresholds and exceptions:

•	incurring indebtedness (including guarantee obligations) or liens;

•	entering into mergers, consolidations, liquidations or dissolutions;

•	selling assets;

•	entering into certain acquisition transactions;

•	forming or entering into partnerships and joint ventures;

•	entering into negative pledge agreements;

•	paying dividends, redeeming or repurchasing shares or making other payments in respect of capital stock;

•	entering into transactions with affiliates;

•	making investments;

•	entering into sale and leaseback transactions; and

•	changing our line of business.

Our amended and restated credit agreement also requires the maintenance of a quarterly financial ratio, as of the last day of any fiscal quarter, with respect to maximum consolidated senior leverage as follows:

Period	Maximum Senior Leverage Ratio

December 31, 2006, through December 30, 2007	4.00 to 1.00
December 31, 2007, through December 30, 2008	3.75 to 1.00
December 31, 2008, through loan termination date	3.50 to 1.00

Under our credit agreement, the senior leverage ratio described above represents, for any particular date, the ratio of our outstanding indebtedness (less our subordinated debt and up to a specified amount of our cash and cash equivalents) to our pro forma EBITDA, calculated in accordance with our credit agreement, for the four fiscal quarters ended on, or most recently ended before, the applicable date.

Simultaneously with, or soon after, the closing of this offering, we anticipate that we will enter into a second amended and restated credit agreement with U.S. Bank that will replace our current credit agreement in its entirety. The terms of the new credit agreement are expected to provide for a variable rate term commitment of $50 million and a variable rate revolving line of credit of $100 million. U.S. Bank will be the agent under the new credit agreement and would have the right to syndicate the commitment obligations under the agreement to other banks or lending institutions.

We intend to use $30.0 million of our net proceeds from this offering to repay a portion of the outstanding principal balance of the variable rate term loans outstanding under our current credit agreement. The remaining balance of the variable rate term loans and the accrued interest on such term loans is expected to be converted to $50.0 million of variable rate term loans and $10.0 million of variable rate revolving loans under the anticipated second amended and restated credit agreement.

The second amended and restated credit agreement is expected to include negative covenants similar in nature and scope to our current credit agreement, including restrictions on our ability to incur indebtedness, sell assets or pay dividends to our stockholders.

Redemption of Preferred Stock.  Upon the consummation of this offering, we will redeem all of our outstanding shares of series A preferred stock and series B preferred stock (in each case, including shares issued upon conversion of our series C preferred stock) for approximately $100.9 million. For further information, see “Use of Proceeds” and “Certain Relationships and Related Transactions.”

Future Needs

We plan to continue to develop and evaluate potential acquisitions to expand our product and service offerings and customer base and enter new geographic markets. We intend to fund these initiatives over the next twelve months with funds generated from operations and borrowings under our credit facility.

Over the longer term, we expect that cash flow from operations, supplemented by short and long term financing and the proceeds from this offering, as necessary, will be adequate to fund day-to-day operations and capital expenditure requirements. Our ability to secure short-term and long-term financing in the future will depend on several factors, including our future profitability, the quality of our short and long-term assets, our relative levels of debt and equity and the overall condition of the credit markets. Following this offering, the net proceeds remaining after the redemption of our preferred stock and repayment of outstanding indebtedness under our credit facility will be invested in short-term, investment-grade, interest-bearing securities, pending their use for other general corporate purposes, including future acquisitions.

CONTRACTUAL OBLIGATIONS

The following table represents our obligations and commitments to make future payments under contracts, such as lease agreements, and under contingent commitments as of December 31, 2006. Actual payments in future periods may vary from those reflected in the table.

	Less than
	1 Year	1-3 Years		3-5 Years		After 5 Years	Total
	(In thousands)

Long-term debt(1)	$12,976	$41,187		$51,316		$—	$105,479
Capital leases	31	10		—		—	41
Operating leases(2)	3,550	7,695		3,513		—	14,758
Preferred stock(3)	—			120,457		—	120,457
Minority member put right in APC(4)	—	9,997	(5)	17,869	(5)	—	27,866
Earnout payment – DLNP(6)	—	600		—		—	600
Earnout payment – Reporter Company(7)	125	125		—		—	250
Earnout payment – Sunday Welcome(8)	—	500		—		—	500

Total	$16,682	$60,114		$193,155		$—	$269,951

(1)	Consists of principal and interest payments under our bank credit facility and assumes the amount outstanding as of December 31, 2006 remains outstanding until maturity at then-current or contractually defined interest rates. We expect to repay $30,000 of outstanding indebtedness under our credit facility with a portion of our net proceeds from this offering.

(2)	We lease office space and equipment under certain noncancelable operating leases that expire in various years through 2016. Lease terms generally range from 5 to 10 years with one to two renewal options for extended terms. The amounts included in the table above represent future minimum lease payments for noncancelable operating leases for continuing operations and discontinued operations.

(3)	Upon the consummation of this offering, we will redeem all of our outstanding shares of series A preferred stock and series B preferred stock (in each case, including shares issued upon conversion of our series C preferred stock) for approximately $100,934. For further information, see “Use of Proceeds” and “Certain Relationships and Related Transactions.”

(4)	Under the terms of APC’s operating agreement, the two minority members of APC have the right, within six months after the second anniversary of the effective date of this offering, to require APC to repurchase their membership interests in APC. If exercised, the purchase price payable by APC in connection with any such repurchase would be in the form of a three-year unsecured note that would bear interest at a rate equal to prime plus 2%. The principal amount of the note would be equal to 6.25 times APC’s trailing twelve month EBITDA.

(5)	The put right of the minority members of APC is only exercisable within six months after the second anniversary of the effective date of this offering, and the purchase price payable by APC would be equal to 6.25 times APC’s trailing twelve month EBITDA for such date. Therefore, it is not possible to provide the exact amount APC might be obligated to pay if the minority members were to exercise this right at such time. The amount we have disclosed in the table is provided as an example of the purchase price that would be payable by APC in the form of an unsecured note if (x) both the minority members exercise their right in full to require APC to repurchase their membership interests and (y) APC’s EBITDA for the twelve months ending on the exercise date was equal to $16,680, which was APC’s EBITDA for the twelve months ended March 31, 2007. This amount would be payable over three years and would accrue interest at a rate equal to prime plus 2%, which (using the prime rate as of March 31, 2007) is reflected in the amounts set forth in the table. These amounts are being provided for informational purposes only and may not be representative of the actual amount APC may be obligated to pay in connection with this put right of the minority members of APC because such amount would be based on APC’s actual EBITDA for the twelve months preceding the exercise of such put right and the prime rate then in existence.

(6)	In connection with our acquisition of 35% of the membership interests of DLNP in November 2005, we may be obligated to pay to the sellers of such membership interests a total of $600 if DLNP’s EBITDA for the twelve months ending December 31, 2007 exceeds $8,500.

(7)	In connection with our acquisition of the assets of The Reporter Company Printers and Publishers in October 2006, we may be obligated to pay to the seller of such assets an amount of up to $125 in each of the two subsequent twelve month periods following the October 2006 closing if Counsel Press’ actual revenues exceed $1,260 in the first measurement period and its average revenues exceed $1,260 during each of the two subsequent twelve month periods following the October 2006 acquisition.

(8)	In connection with our acquisition of the assets of Sunday Welcome in October 2006, we may be obligated to pay to the sellers of such assets a total of $500 if the advertising and publication revenues received by us with respect to the purchased assets exceed $537 for the twelve month period immediately preceding the second anniversary of the Sunday Welcome acquisition.

RELATED PARTY TRANSACTIONS

Several of our executive officers and current or recent members of our board of directors, their immediate family members and affiliated entities, some of which are selling stockholders, hold shares of our series A preferred stock and series C preferred stock. For example, Messrs. Dolan, Bergstrom, Pollei, Stodder and Baumbach, as well as members of their immediate families and affiliated entities, own shares of our preferred stock that we will redeem using a portion of our net proceeds from this offering. In addition, we will redeem shares of preferred stock held by stockholders that have designated several current or recent members of our board pursuant to rights granted to these stockholders under our amended and restated stockholders agreement dated as of September 1, 2004. Specifically:

•	ABRY Mezzanine Partners, L.P. and ABRY Investment Partners, L.P., or the ABRY funds, designated Peni Garber, an employee and officer of ABRY Partners, LLC, as a member of our board;

•	BG Media Investors L.P., or BGMI, designated Edward Carroll, a member of the general partner of BGMI, and Earl Macomber, an interest holder in the general partner of BGMI, as members of our board; Mr. Macomber stepped down from our board in March 2007;

•	Caisse de dépôt et placement du Québec, or CDPQ, designated Jacques Massicotte, George Rossi, and Pierre Bédard as members of our board; Mr. Bédard stepped down from our board in March 2007;

•	Cherry Tree Ventures IV Limited Partnership, or Cherry Tree, designated Anton J. Christianson, managing partner of Cherry Tree Investments, as a member of our board;

•	The David J. Winton trust, or the Winton trust, designated David Michael Winton, the income beneficiary of the Winton trust, as a member of our board; and

•	DMIC LLC, or DMIC, designated Dean Bachmeier, a principal with Private Capital Management, Inc., as a member of our board; Mr. Bachmeier stepped down from our board in March 2007.

These individuals and entities own approximately 90% of our series A preferred stock and 99% of our series C preferred stock and will receive an aggregate of approximately $97,090,000 and 5,078,612 shares of our common stock upon consummation of the redemption. The cash redemption payment reflects the reduction of the base dividend rate applicable to the series C preferred stock from 8% per annum to 6% per annum, which reduction was effective as of March 14, 2006. This reduction of the base dividend rate was approved by our stockholders in July 2007 and will be recorded as a $2.8 million decrease in non-cash interest expense in the third quarter of 2007. See “Use of Proceeds,” “Certain Relationships and Related Transactions” and “Principal and Selling Stockholders” for a more detailed description of the benefits that certain related parties will receive in connection with this offering.

OFF BALANCE SHEET ARRANGEMENTS

We have not entered into any off balance sheet arrangements.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks related to interest rates. Other types of market risk, such as foreign currency risk, do not arise in the normal course of our business activities. Our exposure to changes in interest rates is limited to borrowings under our credit facility. However, as of April 1, 2007, we had swap arrangements that convert the $40.0 million of our variable rate term loan into a fixed rate obligation. Under our bank credit facility, we are required to enter into derivative financial instrument transactions, such as swaps or interest rate caps, in order to manage or reduce our exposure to risk from changes in interest rates. We do not enter into derivatives or other financial instrument transactions for speculative purposes.

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, or SFAS No. 133, requires us to recognize all of our derivative instruments as either assets or liabilities in the consolidated balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and further, on the type of hedging relationship. As of December 31, 2006, our interest rate swap agreements were not designated for hedge accounting treatment under SFAS No. 133, and as a result, the fair value is classified within other assets on the our balance sheet and as a reduction of interest expense in our statement of operations for the year then ended. For the year ended December 31, 2006 and the three months ended March 31, 2007, we recognized an increase of $0.2 million and $0.2 million, respectively, of interest expense related to the decrease in fair value of the interest rate swap agreements.

If the future interest yield curve decreases, the fair value of the interest rate swap agreements will decrease and interest expense will increase. If the future interest yield curve increases, the fair value of the interest rate swap agreements will increase and interest expense will decrease.

Based on the variable-rate debt included in our debt portfolio, a 75 basis point increase in interest rates would have resulted in additional interest expense of $0.2 million (pre-tax), $0.3 million (pre-tax) and $0.1 million (pre-tax) in 2005, 2006 and the first quarter of 2007, respectively.

BUSINESS

Overview

We are a leading provider of necessary business information and professional services to the legal, financial and real estate sectors in the United States. We provide companies and professionals in the markets we serve with access to timely, relevant and dependable information and services that enable them to operate effectively in highly competitive and time sensitive business environments. We serve our customers through two complementary operating divisions: Business Information and Professional Services.

Our Business Information Division is the third largest business journal publisher and second largest court and commercial publisher, based on revenues, in the United States. Based on volume of published public notices, we are also one of the largest carriers of public notices in the United States. We use our business publishing franchises as platforms to provide a broadening array of local business information products to our customers in each of the 20 markets that we serve in the United States, which are the geographic areas surrounding the cities presented in the map below.

Our business information portfolio consists of publications, web sites and a broad range of events that put us at the center of local and regional communities that rely upon our proprietary content. We currently publish 60 print publications consisting of 14 paid daily publications, 29 paid non-daily publications and 17 non-paid non-daily publications. Our paid publications and non-paid and controlled publications had approximately 75,500 and 167,400 subscribers, respectively, as of March 31, 2007. In addition, we provide business information electronically through our 53 web sites and our email notification systems. Our 42 on-line publication web sites had approximately 261,900 unique users in March 2007, our 11 non-publication web sites had approximately 50,300 unique users in March 2007 and we had 52,700 subscribers to our email notification systems as of March 31, 2007. The events we produce, including professional education seminars and award programs, attracted approximately 16,000 attendees and 330 paying sponsors in 2006.

Our Professional Services Division comprises two operating units, APC and Counsel Press. APC, one of the leading providers of mortgage default processing services in the United States, is the dominant provider of such services in Indiana and Michigan, which had the second and third highest residential mortgage foreclosure rates, respectively, in the first quarter of 2007, based on information from the Mortgage Bankers Association, or MBA, a national association representing the real estate finance industry. APC assists its law firm customers in processing foreclosure, bankruptcy, eviction and, to a lesser extent, litigation case files, in connection with residential mortgage defaults. We serviced approximately 30,100 mortgage default case files relating to approximately 270 mortgage loan lenders and servicers that are clients of our law firm customers in Michigan and Indiana during the first quarter of 2007. Counsel Press is the largest appellate service provider nationwide, providing appellate services to attorneys in connection with approximately 8,300 and 2,200 appellate filings in federal and state courts in 2006 and the first quarter of 2007, respectively. Counsel Press assists law firms and attorneys in organizing, printing and filing appellate briefs, records and appendices that comply with the applicable rules of the U.S. Supreme Court, any of the 13 federal circuit courts or any state appellate court or appellate division. In 2006, the customers of Counsel Press included 80 of the 100 largest U.S. law firms listed in The American Lawyer Am Law 100 survey, including each of the 12 largest law firms and 42 of the 50 largest law firms.

We benefit from our comprehensive knowledge of, and high profile within, our target markets. Our breadth of business publications, web sites and events, together with our professional services, facilitates regular interaction among our customers, driving opportunities to grow revenues and improve operating margins. For example, our position as a leading provider of mortgage default processing services in Michigan provides us with a unique opportunity to direct a meaningful share of public notice expenditures to DLNP, Michigan’s largest court and commercial newspaper publisher, in which we own a 35.0% interest. Further, we regularly share proprietary content among our publications and web sites and then tailor the content to each of the markets we serve. By leveraging our content throughout our businesses, we are able to reduce editorial expenses and improve our operating margins.

Our business model has multiple diversified revenue streams that allow us to generate revenues and cash flow throughout all phases of the business cycle. This diversification allows us to maintain the flexibility to capitalize on growth opportunities. In addition, our balanced business model produces stability by mitigating the effects of economic fluctuations. The following pie chart describes the anticipated impact of economic downturns and expansions on revenues and cash flows generated by our products and services, as well as the percentage of our total revenues generated by these products and services for the three months ended March 31, 2007.

Revenues and cash flows from display and classified advertising and circulation tend to be cyclical in that they generally increase during economic expansions and decrease during economic downturns as a worsening economy reduces, and an improving economy increases, discretionary spending on items such as advertising and subscriptions to publications. In contrast, revenues and cash flows from public notices and mortgage default processing services tend to be counter-cyclical in that they generally increase during economic downturns and decrease during economic expansions as a worsening economy leads to a higher rate of residential mortgage foreclosures and a greater number of foreclosure-related public notices being published, while an improving economy has the opposite impact. Further, we consider revenues and cash flows from our appellate services to be non-cyclical in that the number of court appeals filed generally does not fluctuate significantly over the business cycle.

Our History

Our predecessor company, also named Dolan Media Company, was formed in 1992 by James P. Dolan, our Chairman, President and Chief Executive Officer, and Cherry Tree Ventures IV. Scott J. Pollei, our Chief Financial Officer, and Mark W.C. Stodder, our Executive Vice President, Business Information, joined the company in 1994. Our current company was incorporated in Delaware in March 2003 under the name DMC II Company in connection with a restructuring whereby our predecessor company spun off its business information and other businesses to us and sold its national public records unit to a wholly-owned subsidiary of Reed Elsevier Inc. After the spin-off and sale in July 2003, we resumed operations under the name Dolan Media Company. We are a holding company that conducts all of our operating activities through various subsidiaries.

We have a successful history of growth through acquisitions. Since 1992, our Business Information Division has completed 38 acquisitions. We have a well-established track record of successful integration and improvements in revenues and cash flows of our acquired businesses due to our disciplined management approach that emphasizes consistent operating policies and standards, a commitment to high quality, relevant local content and centralized back office operations. In January 2005, we formed our Professional Services Division by acquiring Counsel Press, a leading provider of appellate services to the legal profession. In March 2006, we expanded our Professional Services Division by acquiring an 81.0% interest in APC, which provides mortgage default processing services in Michigan for Trott & Trott. In January 2007, APC entered the Indiana market by acquiring the mortgage default processing service business of Feiwell & Hannoy. We currently own 77.4% of APC. We expect that our acquisitions will continue to be a critical component of the growth in both of our operating divisions.

Our Strengths

We intend to build on our position as a leading provider of essential business information and professional services to companies and professionals in the legal, financial and real estate sectors. We believe the following strengths will allow us to maintain a competitive advantage in the markets we serve:

Proprietary, Necessary and Customizable Information and Services.  We provide necessary business information and professional services on a timely basis to our customers in a format tailored to meet the needs and demands of their businesses. Our customers rely on our proprietary offerings to inform their operating strategies and decision making, develop business and practice opportunities and support key processes. We believe the high renewal rates for our business information products, which in the aggregate were 81% in 2006, the high retention rate of the clients of our mortgage default processing service customers (according to Trott & Trott, 95% of the clients of Trott & Trott that used Trott & Trott’s services in 2006 also used Trott & Trott’s services in 2005) and the high retention rate of our appellate services customers (89% of our customers that used our services for appellate filings in 2006 also used our services in 2005) are indicative of the significant degree to which our customers and their clients rely on our businesses.

Dominant Market Positions.  We believe we are the largest provider of business information targeted to the legal, financial and real estate sectors in each of our 20 markets. We are also one of the leading providers of mortgage default processing services in the United States and the largest national provider of appellate services. The value and relevance of our business information products and professional services have created sustained customer loyalty and recognized brands in our markets. As a result, we have become a trusted partner with our customers. Examples of our dominant market positions include:

•	Public Notices. We are experts in the complex legal requirements associated with public notices and our publications reach targeted members of local business communities who depend upon or otherwise are interested in the information contained in public notices. Our focus and expertise allow us to provide high quality service while processing 286 types of public notices. We carry public notices in

12 of the 20 markets in which we publish and on the basis of number of public notices published, we are the largest carrier of public notices in nine of those markets.

•	Default Mortgage Processing Services. We have leveraged our significant knowledge and experience with respect to the local foreclosure, bankruptcy and eviction procedures, as well as our proprietary technology, to become the leading provider of mortgage default processing services in Michigan and Indiana. Under long-term contracts, we are the exclusive provider of mortgage default processing services for two of the Midwest’s leading foreclosure law firms that handled more than 60% and 45% of residential mortgage foreclosures in Michigan and Indiana, respectively, in 2006.

Superior Value Proposition for Our Customers.  Our business information customers derive superior value from our dedicated efforts to provide timely, relevant, proprietary and customized content created by employees that have experience and expertise in the industries we serve. For example, 77 individuals, or approximately 40% of our editorial staff, have a law degree and/or legal background enabling them to create more valuable content for our publications and related web sites. This approach has enabled us to achieve high renewal rates for our business information products, which we believe is greatly valued by local advertisers. In addition, the clients of APC’s two law firm customers realize significant value from APC’s ability to assist them in efficiently processing large amounts of data associated with each foreclosure, bankruptcy or eviction case file because it enables these law firms to quickly address mortgage loans that are in default, which allows their clients to mitigate their losses. The flexibility, efficiency and customizable nature of our support systems enable high levels of customer service, which management believes creates a significant marketplace advantage for us. Further, our appellate service customers benefit greatly from Counsel Press’ comprehensive knowledge of the procedurally intensive requirements of, and close relationships forged with, the appellate courts.

Diversified Business Model.  Our balanced business model provides diversification by industry sector, product and service offering, customer base and geographic market. This diversification provides us with the opportunity to drive revenue growth and increase operating margins over time. In addition, this diversification creates stability for our business model because we have businesses that benefit during different phases of the business cycle, which provides us with the opportunity and flexibility to capitalize on growth opportunities. As of March 31, 2007, we provided our 60 print publications and 42 on-line publication web sites to nearly 290,000 subscribers, reaching a readership of approximately 540,000 (based on our research, which shows that for each publication that is subscribed for, additional people read such publication) in the legal, financial and real estate sectors in 20 U.S. markets. In 2006, we processed approximately 8,300 appellate filings for attorneys from more than 2,000 law firms, corporations, non-profit agencies and government agencies nationwide. In the first quarter of 2007, we serviced approximately 30,100 mortgage default files relating to approximately 270 mortgage loan lenders and servicers that are clients of our two law firm customers.

Successful Track Record of Acquiring and Integrating New Businesses.  We have demonstrated a strategic and disciplined approach to acquiring and integrating businesses. Since our predecessor’s inception in 1992, we have completed 38 acquisitions in our Business Information Division and five acquisitions in our Professional Services Division. We have established a proven track record of improving the revenue growth, operating margins and cash flow of our acquired businesses by:

•	improving the quality of products and services;

•	establishing and continuously monitoring operating and financial performance benchmarks;

•	centralizing back office operations;

•	leveraging expertise and best practices across operating functions, including sales and marketing, technology and product development; and

•	attracting, retaining and incentivizing quality managers.

Experienced Leadership.  The top 24 members of our senior management team, consisting of our executive officers and unit managers, have an average of more than 17 years of relevant industry experience, and each of our top three executives has been with us for more than a decade. We benefit from our managers’

comprehensive understanding of our products and services, success in identifying and integrating acquisitions, extensive knowledge of our target communities and markets and strong relationships with current and potential business partners and customers.

Our Strategy

We intend to further enhance our leading market positions by executing the following strategies:

Leverage Our Portfolio of Complementary Businesses.  We have built a portfolio of complementary businesses through which we realize significant synergistic benefits. Our focus on business information and professional services for companies and other professionals in the legal, financial and real estate sectors has allowed us to develop expertise in these industries. This expertise has enabled us to establish a positive reputation and strong customer relationships in the markets we serve. We believe our prominent brand recognition among our customers will allow us to continue to expand, enhance and cross-sell the products and services we offer. In addition, as a leading provider of mortgage default processing services, we are able to control a meaningful share of public notice expenditures in the markets that this operating unit serves. This presents an opportunity to capture public notice revenue by establishing or acquiring publications that carry public notices in those markets. Because public notices are valuable information for the professional communities we serve, we also intend to use our public notices to continue to differentiate our business information products, which we believe will drive strong subscription levels and high renewal rates. We also continuously seek new opportunities to leverage our complementary businesses to increase our revenues and cash flows and maximize the impact of our cost saving measures.

Enhance Organic Growth.  We seek to leverage our market leading positions by continuing to develop proprietary content and valuable services that can be delivered to our customers through a variety of media distribution channels, thereby strengthening and extending our customer relationships and providing additional revenue generating opportunities. We also expect to demonstrate our commitment to, and extend our reach into, the markets we serve by developing and promoting professional education seminars, awards programs and other local events that are tailored to these markets. In addition, we intend to take advantage of new business opportunities and to expand the markets we serve by regularly identifying and evaluating additional demand for our products and services outside of our existing geographic market reach. Examples of this strategy include:

•	Customize Delivery to Meet Customer Needs. We will continue to use media channels that allow us to efficiently and effectively deliver our products and services to our customers. We offer our products and services through print, online, mobile, live events, audio/video and other media distribution channels. Our media neutral approach allows us to tailor our products and services to take advantage of the strengths inherent in each medium and allows our customers to choose their preferred method of delivery. We believe this enables us to maximize revenue opportunities from our proprietary content and services and provides us with a sustainable competitive advantage.

•	Increase Market Penetration. We will continue to use our business publishing franchise as a platform for the development of additional business information products for our targeted markets. We consistently enhance our business information products and drive new product development by encouraging innovation by our local management teams. We also intend to use our proprietary case management system, other technology-related productivity tools and efficient workflow organizational structure as the platform for growth of our mortgage default processing service business. We expect to realize significant benefits from the widespread and centralized use of this system, tools and structure because we believe they will enable us to service an even greater number of files efficiently and cost effectively, while providing a high standard of customer service. In addition, we intend to grow our appellate services business by opening new offices in additional geographic markets to increase our presence in additional local legal communities.

Continue to Pursue a Disciplined Acquisition Strategy in Existing and New Markets.  We will continue to identify and evaluate potential acquisitions that will allow us to expand our business information product and professional service offerings and customer base and enter new professional and geographic markets. We intend to pursue acquisitions that we can efficiently integrate into our organization and that we expect to be accretive to cash flow. We expect to expand our mortgage default processing services business by partnering with market-leading law firms in additional states that experience significant foreclosures. To that end, we are currently adapting our proprietary case management system to meet the applicable requirements of additional states. In addition, given the fragmented nature of the local business information market, we intend to continue to opportunistically pursue publications that enhance our strategic position in the markets we serve or that add attractive markets to our portfolio.

Realize Benefits of Centralization and Scale to Increase Cash Flows and Operating Profit Margins.  Because we typically acquire stand-alone businesses that lack the benefits of scale, we continue to realize significant efficiencies from centralizing our accounting, circulation, advertising production and appellate and default processing systems and will seek to obtain additional operational efficiencies through further consolidation of other management, information and back office operations. Currently, approximately 30% of our accounting personnel, 50% of our human resources personnel and 34% of our information technology personnel are located in our Minneapolis headquarters. We expect to increase those percentages over time as we continue our initiative to centralize our operations and streamline costs. While the centralization of these systems has resulted in cost savings, we have also been able to adapt these systems to address the specific needs of our local operations. As a result, each of our businesses has real-time access to important local sales, marketing and operating statistical information that we believe will continue to foster improved decision-making by our local management teams. Additionally, a key aspect of our platform is providing relevant and timely local content to the professional communities we serve. To develop a portion of such local content, we tailor editorial and other proprietary content generated across our platform. By sharing content across the platform in a centralized way, we can leverage our resources while simultaneously continuing to provide customized local content. Finally, we expect our centralization initiative and other investments in infrastructure will allow us to accelerate the realization of cost synergies in connection with future acquisitions. We believe these efforts will also enable us to increase our operating profit margins and cash flows in the future.

Our Industries

Business Information

We provide business information products to companies and professionals in the legal, financial and real estate sectors primarily through print and online business journals and court and commercial newspapers, as well as other electronic media offerings. Our business journals generally rely on display and classified advertising as a significant source of revenue and provide content that is relevant to the business communities they target. Our court and commercial newspapers generally rely on public notices as their primary source of revenue and offer extensive and more focused information to the legal communities they target. All of our business journals and court and commercial newspapers also generate circulation revenue to supplement their advertising and public notice revenue base. We believe, based on data we have collected over several years, that there are more than 250 local business journals and more than 350 court and commercial newspapers nationwide, which generated approximately $1.4 billion in revenues in 2006.

Mainstream media outlets, such as television, radio, metropolitan and national newspapers and the Internet, generally provide broad-based information to a geographically dispersed or demographically diverse audience. In contrast, we provide proprietary content that is tailored to the legal, financial and real estate sectors of each local and regional market we serve and that is not readily obtainable elsewhere. Our business information products are often the only source of local information for our targeted business communities and compete only to a limited extent for advertising customers with other media outlets, such as television, radio, metropolitan and national newspapers, the Internet, outdoor advertising, directories and direct mail. As a result of the competitive dynamics of the market and the value created for advertisers by targeted content and community relationships, we believe that the readers of our publications are a highly desirable demographic for advertisers.

We carry public notices in 12 of the 20 markets we serve. A public notice is a legally required announcement informing citizens about government or government-related activities that may affect citizens’

everyday lives. Most of these activities involve the application of governmental authority to a private event, such as a mortgage foreclosure, probate filing, listings for fictitious business names, limited liability companies and other entity notices, unclaimed property notices, notices of governmental hearings and trustee sale notices. A public notice typically possesses four primary characteristics: (1) it is published in a forum independent of the government, such as a local newspaper; (2) it is capable of being archived in a secure and publicly available format; (3) it is capable of being accessed by all segments of society; and (4) the public, as well as all interested parties, must be able to verify that the notice was published and its information disseminated to the public in the legally prescribed formats. Every jurisdiction in the United States has laws that regulate the manner in which public notices are published. Statutes specify wording, frequency of publication and other unusual characteristics that may vary according to jurisdiction and make the publication of public notices more complex than traditional advertising. These laws are designed to ensure that the public receives important information about the actions of its government from a newspaper that is accessible and already a trusted source of community information. Currently, local newspapers are the medium that is used to satisfy laws regulating the process of notifying the public. The requirements for publishing public notices serve as barriers to entry to new and existing publications that desire to carry public notices. Based on our internal estimates, we believe that the total spending on public notices in business publications in the United States was in excess of $500 million in 2006.

Professional Services

Our Professional Services Division consists of two operating units: APC, our mortgage default processing service business, and Counsel Press, our appellate service business. We provide these support services to the legal profession. We believe that attorneys and law firms are increasingly looking for opportunities to outsource non-legal functions so that they can focus their efforts on the practice of law. We believe that law firms are under intense pressure to increase efficiency and restrain costs while fulfilling the growing demands of clients. We further believe that outsourcing has become an increasingly attractive choice for law firms as they identify functions outside of their core competency of practicing law that can be performed by non-attorneys and, in turn, help manage their costs.

Mortgage Default Processing Services

The outsourced mortgage default processing services market is highly fragmented, and we estimate that it primarily consists of back-office operations of approximately 350 local and regional law firms throughout the United States. We believe that increasing case volumes and rising client expectations provide an opportunity for default processors that provide efficient and effective services on a timely basis.

We believe that residential mortgage delinquencies and defaults are increasing primarily as a result of the increased issuance of subprime loans and popularity of non-traditional loan structures. Further compounding these trends are increases in mortgage interest rates from recent lows and the slowing of demand in the residential real estate market in many regions of the United States, which makes it more difficult for borrowers in distress to sell their homes. The increased volume of delinquencies and defaults has created additional demand for default processing services and has served as a growth catalyst for the mortgage default processing market.

Based on information from the MBA, approximately 55 million residential mortgage loans were being serviced in the United States as of March 31, 2007, a 6% increase from the approximately 52 million residential mortgage loans being serviced a year earlier. The MBA’s information also establishes that seriously delinquent mortgages, defined as loans that are more than 90 days past due, rose to approximately 1.2 million loans as of March 31, 2007, up 20% from approximately 1.0 million loans a year earlier. Based on information from the MBA, mortgage loans in foreclosure rose to approximately 700,000 as of March 31, 2007, a 37% increase from the approximately 510,000 loans a year earlier. Based on our estimated annual volume of mortgages in foreclosure and the average revenue we derived per file in 2006 (which we assume would be generally representative of rates charged for mortgage default processing services throughout the United States), we believe the U.S. market for residential mortgage default processing services was approximately $700 million in 2006.

Subprime mortgages are provided to borrowers who represent higher credit risks. These mortgages typically bear rates at least 200 or 300 basis points above safer prime loans. Subprime mortgages outstanding have increased from 2.4% of all mortgages in 2001 to 13.4% of all mortgages as of March 31, 2007, according to the MBA. According to Inside Mortgage Finance, a publisher of news and statistics for executives in the residential mortgage business, new subprime loans granted in 2006 totaled approximately $600 billion, or more than 20% of the total origination market, up from $120 billion in 2001. The maturation of the prime credit mortgage market, a low interest rate environment and a robust loan securitization market in recent years encouraged lenders to sustain growth by expanding into subprime lending. Subprime borrowers are more likely to default than prime borrowers. MBA statistics indicate that in the first quarter of 2007, the default rate for subprime mortgage loans was approximately nine times greater than for prime mortgage loans, and the default rate for subprime adjustable rate mortgages (“ARMs”) was approximately twelve times greater than for prime mortgage loans.

We also believe that the increasing prevalence and preference for non-traditional or so-called “Alt A” mortgages, including interest only mortgages, ARMs and option ARMs, is also contributing to mortgage delinquencies and defaults. According to Inside Mortgage Finance, Alt A mortgages represented about 16% of all mortgage originations in 2006. We believe that these non-traditional mortgage products are more likely to become delinquent and carry higher risk of default than traditional 15-year or 30-year fixed-rate mortgage loans.

APC provides mortgage default processing services for Trott & Trott, a law firm in Michigan, and Feiwell & Hannoy, a law firm in Indiana. We believe that the number of foreclosures in the east north central region of the United States, which consists of Illinois, Indiana, Michigan, Ohio and Wisconsin, present a particularly attractive opportunity for providers of mortgage default processing services. According to the MBA, at March 31, 2007, this region accounted for 26.4% of the nation’s residential mortgage foreclosures despite the region accounting for only 13.7% of the nation’s residential mortgages. The following chart provides a comparison of average foreclosures as a percentage of loans serviced within the east north central region to the national average during the third and fourth quarters of 2005, the four quarters of 2006 and the first quarter of 2007:

Averages for East North Central Region
Source: Mortgage Bankers Association

	Estimated Total	% of National	Foreclosures	National
	Loans Serviced	Loans Serviced	as a % of	Foreclosure
	in Region	in Region	Loans Serviced	Rate

2005 – 3rd quarter	6,814,927	13.90%	1.98%	0.97%
2005 – 4th quarter	6,914,058	13.92%	2.05%	0.99%
2006 – 1st quarter	6,919,470	13.90%	2.09%	0.98%
2006 – 2nd quarter	7,103,506	13.87%	2.06%	0.99%
2006 – 3rd quarter	6,999,240	13.64%	2.24%	1.05%
2006 – 4th quarter	7,223,578	13.79%	2.38%	1.19%
2007 – 1st quarter	7,520,343	13.71%	2.47%	1.28%

Appellate Services

The market for appellate consulting and printing services is highly fragmented and we believe that it includes a large number of local and regional printers across the country. The appellate services market has experienced growing demand for consulting and printing services, and we believe that this trend will continue for the foreseeable future. Federal appeals often are more sophisticated, more complicated and more voluminous than appeals in state courts, and thus we believe that federal appeals present more attractive business prospects for Counsel Press. For the twelve months ended March 31, 2006, the 13 circuits of the U.S. Court of Appeals accepted 71,988 cases based on information from the Administrative Office of the U.S. Courts, or AOC. This represented a record volume, as well as a 7% increase from the previous year, based on information from the AOC, which also reported the volume of appeals was up 24% from 2002. At the highest federal court level, 8,521 cases were filed in the U.S. Supreme Court in the 2005 term, according to the Chief Justice’s 2006 Year-End Report on the Federal Judiciary.

The National Center for State Courts in a 2005 survey reported that appellate filings in all state courts totaled just over 280,000 cases in 2004 and, with modest variations, had been at about that volume since 1995. State appellate case volume, while larger than federal case volume, we believe offers less attractive business prospects for Counsel Press because many of the state cases are simpler and have less challenging document preparation and filing needs. In addition, unlike the federal court system, 11 states and the District of Columbia have no intermediate-level appellate courts.

Our Products and Services

We provide our business information products and professional services through two operating divisions: Business Information and Professional Services. For the year ended December 31, 2006, and the three months ended March 31, 2007, we derived 66.1% (57.8%, on a pro forma basis) and 54.6%, respectively, of our revenues from our Business Information Division and 33.9% (42.2% on a pro forma basis) and 45.4%, respectively, of our revenues from our Professional Services Division. For more information concerning our financial results by business segment, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 12 to our consolidated financial statements.

Business Information

Our business information products are important sources of necessary information for the legal, financial and real estate sectors in the 20 markets that we serve in the United States. We provide our business information products in print through our portfolio of 60 print publications, consisting of 14 paid daily publications, 29 paid non-daily publications and 17 non-paid non-daily publications. Our paid and non-paid and controlled publications had approximately 75,500 and 167,400 subscribers, respectively, as of March 31, 2007. In addition, we provide our business information products electronically through our 53 web sites and our email notification systems. Our 42 on-line publication web sites had approximately 261,900 unique users in March 2007, our 11 non-publication web sites had approximately 50,300 unique users in March 2007 and we had approximately 52,700 subscribers to our email notification systems as of March 31, 2007. Our non-publication web sites include www.lawyersweeklyjobs.com, www.lawyersweeklyclassifieds.com, www.massrules.lawyersweekly.com, www.books.lawyersweekly.com, www.dolanmedianewswires.com and www.dolanmedia.com.

We believe that, based on our 2006 revenues, we are the third largest publisher of local business journals in the United States and the second largest publisher of court and commercial publications that specialize in carrying public notices. Due to the diversity of our titles, only one print title, The Daily Record in Maryland, accounted for more than 10% of our Business Information Division’s revenues for 2006 and for the three months ended March 31, 2007. Our business information products contain proprietary content written and created by our staff and stories from newswires. Our journalists and contributors contribute, on average, over 850 articles and stories per week to our print titles and web sites that are tailored to the needs and preferences of our targeted markets. The newsrooms of our publications leverage this proprietary content by using internal newswires to share their stories with each other, which allows us to develop in an efficient manner content that can be customized for different local markets.

The following chart provides a summary of our print titles and on-line publication web sites:

MARKET LOCATION	Titles	Frequency of Publication of Titles	Subscribers and Undiscounted Subscription Price as of March 31, 2007	On-Line Publication Web Sites	Unique Visitors to On-Line Publication Web Site during March 2007
Arizona	Arizona Capitol Times	Weekly	1,840 paid; 33 non-paid and controlled $99/year	www.arizonacapitoltimes.com	8,706
	The Legislative Report	Daily (During legislative session)	98 paid $525/month		
	Legislation Online Arizona	Online	159 paid; 7 non-paid and controlled $1,500/year	www.azcapitolreports.com	
	The Yellow Sheet	Online year-round; print 3x/week (when legislature not in session)	68 paid online; 26 non-paid and controlled $195/month	www.yellowsheetreport.com	
Colorado	Colorado Springs Business Journal	Weekly	2,332 paid; 226 non-paid and controlled; 54 online paid $79/year	www.csbj.com	6,526
	The Daily Transcript	Daily	122 paid; 9 non-paid and controlled $115/year		
	Fort Carson Mountaineer	Weekly	17 paid; 6,900 non-paid; 161 non-paid and controlled $60/year	www.csmng.com	15,069 (this includes all military titles hosted on csmng.com)
	Schriever Air Force Base Satellite Flyer	Weekly (Contract publication)	1 paid; 1,750 non-paid; 168 non-paid and controlled $60/year	www.csmng.com	See above
	Air Force Academy Spirit	Weekly (Contract publication)	95 paid; 3,700 non-paid; 72 non-paid and controlled $60/year	www.csmng.com	See above
	Military Officers Association of America Monthly	Monthly (Contract publication)	1,100 non-paid $60/year	www.csmng.com	See above
	Space Observer	Weekly (Contract publication)	1 paid; 3,750 non-paid $60/year	www.csmng.com	See above
Idaho	Idaho Business Review	Weekly	3,288 paid; 207 non-paid and controlled $89/year	www.idahobusiness.net www.idahobusinessreview.com	9,837
LA/Gulf Coast	New Orleans CityBusiness	Weekly	4,243 paid; 2,400 non-paid and controlled $97/year	www.neworleanscitybusiness.com	39,677
	Daily Journal of Commerce	Daily	675 paid; 15 non-paid and controlled; 43 paid online $495/year	www.djcgulfcoast.com	3,085
	Jefferson Journal	Weekly	7 paid; 9,003 non-paid $78/year		
	North Shore Report	Bi-monthly	38 paid; 14,190 non-paid and controlled $69/year		
Maryland	The Daily Record (includes our recently launched section, The Maryland Lawyer)	Daily	3,605 paid; 1,752 non-paid and controlled; 691 paid online $199/year	www.mddailyrecord.com	22,794
	Maryland Family Law Monthly	Monthly	227 paid; 25 non-paid and controlled $325/year $375/year w/supplement		
	Verdict & Settlement Reports	Quarterly	76 paid $180/year		
	Maryland Business Law Watch	Monthly	46 paid; 6 non-paid and controlled $325/year		
	Review of Maryland Laws	Weekly	221 paid; 27 non-paid and controlled $325/year		
Massachusetts	Massachusetts Lawyers Weekly	Weekly	10,320 paid; 287 non-paid and controlled $330/year	www.masslawyersweekly.com	25,310
	Massachusetts Medical LawReport	Quarterly	64 paid; 18,266 non-paid and controlled $39/year	www.mamedicallawreport.com	645
	Massachusetts Rules Service & Advance Sheets	Annual print; online updates	894 paid; 4 non-paid and controlled $49/year	http://massrules.lawyersweekly.com/	214
	Exhibit A	Monthly	33,000 non-paid and controlled $19.95/year	www.exhibitanews.com	
Michigan	Michigan Lawyers Weekly	Weekly	2,946 paid; 131 non-paid and controlled $299/year	www.milawyersweekly.com	7,800
	Michigan Medical Law Report	Quarterly	13 paid; 19,248 non-paid and controlled $39.95/year	www.mimedicallawreport.com	45
Minnesota	Finance and Commerce	Daily	750 paid; 63 non-paid and controlled $210/year	www.finance-commerce.com	6,835
	Finance and Commerce — Real Estate Thursday edition	Weekly	661 paid; 81 non-paid and controlled $100/year		
	Finance and Commerce — Construction Tuesday edition	Weekly	256 paid; 72 non-paid and controlled $80/year		
	Minnesota Lawyer	Weekly	1,933 paid; 60 non-paid and controlled $225/year	www.minnlawyer.com	10,175
	St. Paul Legal Ledger	Bi-weekly	364 paid; 85 non-paid and controlled $130/year	www.legal-ledger.com	1,327
	Verdict & Settlement Reports	Quarterly	66 paid $99/year		
	On-Line Judicial Directory	Online	275 paid online $85/year	www.minnlawyer.com

MARKET LOCATION	Titles	Frequency of Publication of Titles	Subscribers and Undiscounted Subscription Price as of March 31, 2007	On-Line Publication Web Sites	Unique Visitors to On-Line Publication Web Site during March 2007
Mississippi	Mississippi Business Journal	Weekly	3,343 paid; 4,000 non-paid and controlled $54.95/year	www.msbusiness.com	
Missouri	The Daily Record (St. Louis)	Daily	484 paid; 28 non-paid and controlled $210/year	www.thedailyrecord.com	2,492
Missouri	Missouri Lawyers Weekly	Weekly	2,582 paid; 93 non-paid and controlled $310/year	www.molawyersweekly.com	3,370
Missouri	The Countian (St. Louis County)	Daily	475 paid; 21 non-paid and controlled $210/year		
Missouri	The Countian (Jefferson County)	Weekly	130 paid; 12 non-paid and controlled $52/year		
Missouri	St. Charles County Business Record	Daily	371 paid; 12 non-paid and controlled $90/year		
Missouri	Missouri Medical Law Report	Quarterly	12 paid; 12,963 non-paid and controlled $39.95/year	www.momedicallawreport.com	372
Missouri	The Daily Record (Kansas City)	Daily	241 paid; 25 non-paid and controlled $139/year	www.kcdailyrecord.com	985
New York	Long Island Business News	Weekly	6,628 paid; 4,117 non-paid and controlled $104/year	www.libn.com	17,208
New York	Rochester Daily Record	Daily	951 paid; 36 non-paid and controlled $149/year	www.nydailyrecord.com	1,828
North Carolina	North Carolina Lawyers Weekly	Weekly	2,909 paid; 74 non-paid and controlled $290/year	www.nclawyersweekly.com	6,020
North Carolina	Carolina Paralegal News	Quarterly	8,000 non-paid and controlled		
Oklahoma	The Journal Record	Daily	3,299 paid; 64 non-paid and controlled $169/year	www.journalrecord.com	8,161
Oklahoma	Journal Record Legislative Report	Online	112 paid online $2,304/year	www.statewatch.com/www/ok/index.htm	
Oklahoma	Legislative Reports	Daily, weekly	142 paid; 10 non-paid and controlled $1,100/year for weekly		
Oklahoma	Tinker Take Off	Weekly	15,295 non-paid; 205 non-paid and controlled	www.tinkertakeoff.com	7,397
OR/S Washington	Daily Journal of Commerce (Portland)	Daily	2,333 paid; 68 non-paid and controlled; 228 online paid $180/year print $350/year print & online	www.djcoregon.com	3,904
OR/S Washington	Commerce Magazine	Monthly	1,376 paid; 7,790 non-paid and controlled $19.95/year		
Rhode Island	Rhode Island Lawyers Weekly	Weekly	805 paid; 77 non-paid and controlled $280/year	www.rilawyersweekly.com	2,018
South Carolina	South Carolina Lawyers Weekly	Weekly	911 paid; 26 non-paid and controlled $265/year	www.sclawyersweekly.com	1,724
Virginia	Virginia Lawyers Weekly	Weekly	4,102 paid; 104 non-paid and controlled $299/year	www.valawyersweekly.com	7,633
Virginia	Virginia Medical Law Report	Every other month	15 paid; 14,680 non-paid and controlled $49/year	www.vamedicallaw.com	361
Wisconsin	The Daily Reporter (Milwaukee)	Daily	2,403 paid; 65 non-paid controlled $189/year	www.dailyreporter.com	7,943
Wisconsin	Wisconsin Law Journal	Weekly	608 paid; 35 non-paid and controlled $259/year	www.wilawjournal.com	
Wisconsin	Wisconsin Builder	Monthly	369 paid; 8 non-paid and controlled $49/year	www.wibuilder.com	9,670
Regional	New England In-House	Quarterly	28 paid; 7,153 non-paid and controlled $49.95/year	www.newenglandinhouse.com	683
Regional	Atlantic Coast In-House	Quarterly	7 paid; 8,887 non-paid and controlled $49.95/year	www.atlanticcoastinhouse.com	440
Regional	Midwest In-House	Quarterly	11 paid; 8,116 non-paid and controlled $49.95/year	www.midwestinhouse.com	351
National	LawyersUSA	Bi-weekly	5,804 paid; 153 non-paid and controlled $199/year	www.lawyersusaonline.com	21,312

We strive to be the primary source of industry information to our audience, offering necessary proprietary content that enhances the daily professional activities of our readers. Our business information products offer timely news, insight and commentary that inform and educate professionals in the legal, financial and real estate sectors about current topics and issues affecting their professional communities. Specifically, our content focuses on enabling our readers to be well-informed of industry dynamics, their competitors, recent transactions in their market, and current and potential client opportunities. This critical information, delivered on a timely and regular basis, enables the professionals we serve to operate effectively in business environments characterized by tight deadlines and intense competition. For example, we publish a number of leading titles that report on local and national legal decisions issued by state and federal courts and governmental agencies, new legislation, changes in court rules, verdicts and settlements, bar disciplinary actions and other news that is directly relevant to attorneys.

We also offer to legal professionals related product enhancements and auxiliary products, such as directories, legal forms and “new attorney” kits. Additionally, several of our titles provide information regarding construction data and bidding information on hundreds of projects each day, while other publications offer comprehensive coverage of the real estate industry, including listings and foreclosure reports. Our business information portfolio also includes certain titles that provide information about regulatory agencies, legislative activities and local political news that are of interest to legislators, lobbyists and the greater political community.

In addition to our various print titles, we employ a digital strategy to provide our business information products electronically through our web sites and our email notification systems that offer both free and subscription-based content. We customize the delivery of our proprietary content to meet our customers’ needs. Specifically, our media neutral approach allows us to tailor our products and services to take advantage of the strengths inherent in each medium and allows our customers to choose their preferred method of delivery. Our email notification systems allow us in real-time to provide up-to-date information to customers, who can conveniently access such information, as well as other information on our web sites, from a desktop, laptop or personal digital assistant. Our digital strategy acts as a complement to our print publications, with subscribers to a variety of our publications having access to web sites and email notifications associated with such publications. Our electronic content includes access to stand-alone subscription products, archives of articles and case digests containing case summaries, and judicial profiles and email alerts containing case summaries and links to decisions in subscribers’ selected practice areas. We also operate online “data room” services in Louisiana and Wisconsin that provide plans, blueprints and data used by subscribing contractors to research and prepare bids and to gather market intelligence. In Oregon, we provide this service online and in a physical plans center.

The credibility of our print products and their reputation as known and trusted sources of local information extend to our web sites and email notification systems, thereby differentiating our content from that of other web sites and electronic media. Importantly, this allows us to sell packaged print and online advertising products to advertisers that desire to reach readers through different media. Dolan Media Newswires, our Internet-based, subscription newswire, is available at www.dolanmedianewswires.com for news professionals and represents the work of our journalists and contributors. We also operate two online, subscription legislative information services that are used by lobbyists, associations, corporations, unions, government affairs professionals, state agencies and the media for online bill tracking and up-to-date legislative news in the states of Arizona and Oklahoma.

We primarily manage our portfolio of business information products at the local and regional level, which we believe allows for increased editorial creativity. Each of our local management teams that is responsible for our print publications and related web sites has a comprehensive understanding of its target markets. Our Editorial Board, which runs division-wide programs to improve our proprietary content, produces an annual editorial summit conference, runs internal editorial contests and is leading our digital strategy. Our local management teams collaborate with our Editorial Board to create stories, insight and commentary that are best suited for the business communities served by its business information products. Further, local management teams are regularly called upon to be creative and develop new products, enhance existing products and share best practices with other managers. We believe that our local management teams’ efforts to establish new publications, launch new features and expand our electronic content afford us the best opportunity to maintain and improve our competitive advantage in the markets we serve.

Advertising.  All of our print products, as well as a large number of our electronic products, carry commercial advertising, which consists of display and classified advertising. For the fiscal year ended December 31, 2006, and the three months ended March 31, 2007, advertising accounted for 28.4% (24.9% on a pro forma basis) and 21.1%, respectively, of our total revenues and 43.0% and 38.7%, respectively, of our Business Information Division’s total revenues. We generate our advertising revenues from a variety of corporate and individual customers in the legal, financial and real estate sectors that we serve. For the fiscal year ended December 31, 2006, and the three months ended March 31, 2007, no advertiser accounted for more than 1% of our total advertising revenues. Furthermore, our top 10 advertising customers represented approximately 1.9% and 1.5% of our advertising revenues in 2006 and the first quarter of 2007, respectively. We believe that because our business information products rely on a diversified base of advertising clients, we are less affected by a reduction in advertising spending by any one particular advertiser. Additionally, for the fiscal year ended December 31, 2006, and the three months ended March 31, 2007, we derived 93.3% and 93.9%, respectively, of our advertising revenues from local advertisers and only 6.7% and 6.1%, respectively, of our advertising revenues from national advertisers (i.e., advertisers that place advertising in several of our publications at one time). Because spending by local advertisers is generally less volatile than that of national advertisers, we believe that our advertising revenue streams carry a greater level of stability than publications that carry primarily national advertising and therefore we are better positioned to withstand broad downturns in advertising spending.

Our Advertising Board, consisting of certain of our publishers and advertising directors, supervises sales training, rate card development, network sales to national advertisers, audience research and budget development. Our local management teams for our print publications and related web sites, under the direction of our Advertising Board and in consultation with our corporate management, establish advertising rates, coordinate special sections and promotional schedules and set advertising revenue targets for each year during a detailed annual budget process. In addition, corporate management facilitates the sharing of advertising resources and information across our titles and web sites, which has been effective in ensuring that we remain focused on driving advertising revenue growth in each of our target markets.

Public Notices.  Public notices are legal notices required by federal, state or local law to be published in qualified publications. A publication must typically satisfy several legal requirements in order to provide public notices. In general, a publication must possess a difficult-to-obtain U.S. Postal Service periodical permit, be of general and paid circulation within the relevant jurisdiction, include news content, and have been established and regularly and uninterruptedly published for one to five years immediately preceding the first publication of a public notice. Some jurisdictions also require that the public notice franchise be adjudicated by a governmental body. We carry public notices in 12 of the 20 markets in which we publish business journals or court and commercial newspapers. We have taken steps to become qualified to publish public notices in each of the other seven markets, which qualification process takes several years. Our court and commercial newspapers publish 286 different types of public notices, including foreclosure notices, probate notices, notices of fictitious business names, limited liability company and other entity notices, trustee sale notices, unclaimed property notices, notices of governmental hearings, notices of elections, bond issuances, zoning matters, bid solicitations and awards and governmental budgets. For the fiscal year ended December 31, 2006, and the three months ended March 31, 2007, public notices accounted for 22.4% (19.6% on a pro forma basis) and 21.2%, respectively, of our total revenues and 33.8% and 38.8%, respectively, of our Business Information Division’s total revenues. Our management believes that over 90% of our public notice customers in 2006 also published public notices in 2005. Our primary public notice customers include real estate-related businesses and trustees, governmental agencies, attorneys and businesses or individuals filing fictitious business name statements.

Subscription Based Model.  We sell our business information products primarily through subscriptions to our publications, web sites and email notification systems. Only a small portion of our circulation revenues are derived from single-copy sales of publications. As of December 31, 2004, 2005 and 2006 and March 31, 2007, our paid publications had approximately 77,700, 80,100, 73,600 and 75,500 subscribers, respectively.

Our Circulation Marketing Board, consisting of certain circulation specialists from across the company, supervises campaign development and timing, list sources, development of marketing materials and circulation promotions. Our local management teams work with the Circulation Marketing Board and with our corporate executives to establish subscription rates, including discounted subscriptions programs, and implement creative and interactive local programs and promotions to increase readership and circulation. Subscription renewal rates for our business information products were 81% in the aggregate in 2006. Our high renewal rates reflect that our products are relied upon as sources of necessary information by the business communities in the markets we serve.

Seminars, Programs and Other Events.  We believe that one of our strengths is our ability to develop, organize and produce professional education seminars, awards programs and other local events to demonstrate our commitment to our targeted business communities, extend our market reach and introduce our services to potential customers. While we generally charge admission and/or sponsorship fees for these seminars, awards programs and other local events, these events also offer opportunities for cross-promotion and cross-selling of advertising with our local print products that produce the event. Our sponsored events attracted approximately 16,000 attendees and 330 paying sponsors in 2006.

Printing.  We print 21 of our business information publications at one of our three printing facilities located in Baltimore, Maryland; Minneapolis, Minnesota; and Oklahoma City, Oklahoma. The printing of our other 39 print publications is outsourced to printing facilities owned and operated by third parties. We purchase some of our newsprint from U.S. producers directly, but most of our newsprint is purchased indirectly through our third-party printers. Newsprint prices are volatile and fluctuate based upon factors that include both foreign and domestic production capacity and consumption. Newsprint accounted for 3.8% and 2.6% of operating expenses attributable to our Business Information Division in 2006 and the first quarter of 2007, respectively.

Staffing.  As of May 31, 2007, our Business Information Division had 574 employees, consisting of 204 journalists and editors; 101 production personnel; 177 employees in sales, marketing and advertising; 38 employees in circulation and 54 administrative personnel.

Professional Services

Our Professional Services Division provides critical services that enable law firms and attorneys to process mortgage defaults and court appeals. These professional services allow our customers to focus on their core competency of offering high quality legal services to their clients. We offer our professional services through two operating units, APC and Counsel Press. APC is one of the largest providers of mortgage default processing services in the United States and the dominant provider of such services in Michigan and Indiana. Counsel Press is the largest appellate services provider in the United States.

Mortgage Default Processing Services

We offer mortgage default services to law firms through our majority-owned subsidiary, APC. In March 2006, we acquired a majority interest in APC, which provides mortgage default processing services for Trott & Trott, a law firm in Michigan. Trott & Trott is APC’s largest customer and handled approximately 61% of the residential mortgage defaults in Michigan in 2006. In January 2007, APC acquired the mortgage default processing service business of Feiwell & Hannoy, a law firm in Indiana. In 2006, Feiwell & Hannoy handled approximately 46% of residential mortgage defaults in Indiana. In 2006, the top 10 clients of Trott & Trott and Feiwell & Hannoy accounted for 59.1% of the mortgage default case files handled by the two firms, with the largest client accounting for 19.9%, and no other client accounting for over 10%, of such files.

Pursuant to 15-year services agreements, APC is the sole provider of foreclosure, bankruptcy, eviction and, to a lesser extent, litigation processing services for residential mortgage defaults to Trott & Trott and Feiwell & Hannoy, which are currently APC’s only customers. These contracts provide for the exclusive referral to APC of work related to residential mortgage default case files handled by each law firm, unless Trott & Trott is otherwise directed by its clients. Both law firm customers have agreed to pay APC a fixed fee per file based on the type of file that APC services. The initial term of the Trott & Trott services agreement expires in March 2021 and the initial term of the Feiwell & Hannoy services agreement expires in January

2022, in each case subject to automatic renewal for up to two successive ten year periods. During the term of the Feiwell & Hannoy services agreement, APC has agreed not to provide mortgage default processing services with respect to real estate located in Indiana for any other law firm. For the fiscal year ended December 31, 2006, and the three months ended March 31, 2007, mortgage default processing services provided for Trott & Trott accounted for 22.1% and 26.0%, respectively, of our total revenues and 65.3% and 57.3%, respectively, of our Professional Services Division’s total revenues. On a pro forma basis, giving effect to our acquisition of a majority stake in APC in March 2006 and APC’s subsequent acquisition of the mortgage default processing service business of Feiwell & Hannoy in January 2007 as if both had occurred on January 1, 2006, our mortgage default processing services represented 31.9% of our total revenues and 75.6% of our Professional Services Division’s total revenues in 2006. Our mortgage default processing services represented 34.0% of our total revenues and 74.8% of our Professional Services Division’s total revenues in the first quarter of 2007. We currently own 77.4% of the membership interests in APC, with Trott & Trott owning 18.1% and Feiwell & Hannoy owning 4.5%.

Mortgage default processing is a volume-driven business in which clients of our law firm customers insist on the efficient and accurate servicing of cases, strict compliance with applicable laws, including loss mitigation efforts, and high levels of customer service. Our customers depend upon our mortgage default processing services because efficient and high-quality services translate into more case referrals from their clients. The default processing begins when a borrower defaults on mortgage payment obligations. At that time, the mortgage lending or mortgage loan servicing firm typically sends the case file containing the relevant information regarding the loan to a law firm. Trott & Trott and Feiwell & Hannoy are two such law firms that are retained by mortgage lending and mortgage servicing firms to provide counsel with respect to the foreclosure, eviction, bankruptcy and, to a lesser extent, litigation process in Michigan and Indiana, respectively, for residential mortgage defaults. After a file is referred by the mortgage lending or mortgage loan servicing firm to Trott & Trott or Feiwell & Hannoy, the lender’s or the servicer’s goal is to proceed with the foreclosure and disposition of the subject property as efficiently as possible and to make all reasonable attempts to to avoid foreclosure and thereby mitigate losses. Immediately after Trott & Trott or Feiwell & Hannoy receives a file, it begins to use APC for servicing.

The procedures surrounding the foreclosure process involve numerous steps, each of which must adhere to strict statutory guidelines and all of which are overseen by attorneys at our law firm customers. APC assists these customers with processing residential mortgage defaults, including data entry, supervised document preparation and other non-legal processes. Specific procedural steps in the foreclosure process will vary by state. An early step in the process is a letter that must be sent from the law firm to the borrower as required by the federal Fair Debt Collections Practices Act. APC then assists its law firm customer in opening a file and ordering a title search on the mortgaged property to determine if there are any liens or encumbrances. The data received from the lender or mortgage servicing client of the law firm customers, and the results of the title search or commitment search, become the foundation of the foreclosure case file that APC assists the law firm in building.

In a judicial foreclosure state, such as Indiana, a loan is secured by a mortgage and the foreclosing party must file a complaint and summons that begin a lawsuit requesting that the court order a foreclosure. The law firm and APC must also arrange for service to defendants of the complaint and summons. If successful, the plaintiff in a judicial foreclosure state obtains a judgment that leads to a subsequent foreclosure sale. In connection with such foreclosure, a public notice must be published the requisite number of times in a qualified local newspaper.

In a non-judicial state, such as Michigan, a loan is secured by a mortgage that contains a power of sale clause, and the lender may begin the foreclosure process without a court order. Foreclosing parties in non-judicial states must publish a public notice to commence the foreclosure process. Once the public notice has been published the requisite number of times in a qualified local newspaper, APC arranges, under the direction of the law firm, for a copy to be posted on the front door of the subject property, if required by applicable law, and for a digital photo to be obtained to prove compliance. After publication has been completed and all other legal steps have been taken, the sheriff’s deed and affidavits are prepared for review by the law firm prior to the public auction.

In all cases, a sworn affidavit of publication of the required public notice must be obtained from the newspaper publisher by the law firm using APC’s staff and entered into the case file along with proof of publication.

If the process goes all the way to a foreclosure auction of the subject property, APC works with the law firm customers and the sheriff to coordinate the auction and to facilitate communications among interested parties. In Michigan, the foreclosing party may enter a bid in the amount of its total indebtedness for the subject property. A decision regarding whether the foreclosing party should bid, and how much, is determined by attorneys at the law firm pursuant to instructions received from the lender or mortgage servicer. After the auction, the sale results are communicated by APC to interested parties and the appropriate deeds are recorded. Indiana and Michigan permit the former owner to recover the property at any time prior to its sale by the sheriff by paying the default amount, plus interest and costs. In addition, Michigan has a six-month redemption period following the auction, during which time the former owners can pay the amount bid, plus accumulated interest, and thereby recover the property. If the redemption payment is made in full, funds are forwarded to the lender and all parties are notified by APC that a redemption has occurred. In that event, the sheriff’s deed is void. If, however, no redemption occurs after the statutory redemption period has passed, the law firm works with its clients to determine the next step. At this point in time, if the property is still occupied, documents are prepared by the law firm and generated by APC to commence an eviction.

At any point during this process, a borrower may file for bankruptcy, which results in a stay on mortgage default proceedings. Therefore, APC assists the law firm in frequently and diligently check bankruptcy courts to ensure that a bankruptcy filing has not been made. Most foreclosure cases do not proceed all the way to eviction, but are ended at earlier dates by property redemption, property sale or bankruptcy.

Fees.  Government sponsored entities, including Fannie Mae and Freddie Mac, monitor and establish guidelines that are generally accepted by mortgage lending and mortgage servicing firms nationwide for the per file case fees to be paid to their counsel. Thus, Trott & Trott and Feiwell & Hannoy receive a fixed fee per file from their clients and we then receive our agreed upon fixed fee per file from the applicable law firm. Under the services agreements with our law firm customers, we are entitled to receive a fee upon referral of the residential mortgage case file, regardless of whether the case proceeds all the way to foreclosure, eviction, bankruptcy or litigation. If the law firms’ client proceeds to eviction or chooses to litigate, or if the borrower files for bankruptcy, we receive additional fixed fees per case file.

Staffing.  APC organizes its staff into specialized teams by client and by function, resulting in a team-based operating structure that, coupled with APC’s proprietary case management software system, allows APC to efficiently service large numbers of case files. As of May 31, 2007, APC had 482 employees, 324 of which work in APC’s suburban Detroit, Michigan, location providing mortgage default processing services for Trott & Trott and 158 of which work in APC’s Indianapolis, Indiana, location providing mortgage default services for Feiwell & Hannoy. APC’s sales and marketing efforts are driven primarily by David Trott, APC’s President, who has developed and maintains relationships with various mortgage lending and mortgage loan servicing firms through his law firm of Trott & Trott, of which he is the majority shareholder and managing attorney.

Technology.  APC’s proprietary case management software system stores, manages and reports on the large amount of data associated with each foreclosure, bankruptcy, eviction or litigation case file serviced by APC in Michigan. This system is easy to use and scalable. Each case file is scanned, stored and tracked digitally through this system, thereby improving record keeping. The system also provides APC’s management with real-time information regarding employee productivity and the status of case files. We are constantly working to improve the functionality of our proprietary case management system and other related IT productivity tools to meet the needs of our customers’ mortgage lender and servicer clients. For example, we have developed the ability to provide our customers’ clients email notifications of case status and customized reports. We are also working diligently to customize the proprietary case management system so that APC can use it to efficiently and productively service the files of Feiwell & Hannoy in Indiana and of law firms in other states that we hope to service in the future.

Appellate Consulting and Printing Services

Counsel Press, founded in 1938 and acquired by us in January 2005, assists law firms and attorneys throughout the United States in organizing, printing and filing appellate briefs, records and appendices that comply with the applicable rules of the U.S. Supreme Court, any of the 13 federal circuit courts or any state appellate court or appellate division. For the fiscal year ended December 31, 2006, and the three months ended March 31, 2007, Counsel Press’ revenues accounted for 11.8% and 11.4%, respectively, of our total revenues and 34.7% and 25.2%, respectively, of our Professional Services Division’s total revenues.

Counsel Press professionals provide clients with consulting services, including procedural and technical advice and support with respect to U.S. state and federal appellate processes. This guidance enables our customers to file high quality appellate briefs, records and appendices that are compliant with the highly-localized and specialized rules of each court of law in which appeals are filed. Counsel Press’ team of experienced attorneys and paralegals have forged close relationships with the courts over the years, and are keenly aware of the requirements, deadlines and nuances of each court, further improving the quality of appellate guidance provided to clients. Counsel Press also offers a full range of traditional printing services and electronic filing services. For example, Counsel Press provides the appellate bar with printing and filing services using its “Counsel Press E Brief” electronic and interactive court filing technology, which converts paper files containing case citations, transcripts, exhibits and pleadings, as well as audio and video presentations, into integrated and hyperlinked electronic media that can be delivered on CD-ROM or over the Internet. Counsel Press’ document conversion system and other electronic products are a critical component of our digital strategy that enables our customers to more efficiently manage the appeals process.

Our appellate services are extremely critical to our customers because their ability to satisfy the demands and needs of their appellate clients depends upon their ability to file on a timely basis appeals that comply with a particular court’s technical requirements. Using our proprietary document conversion systems, our experts at Counsel Press are able to process, on very short notice, appellate files that may exceed 50,000 pages, producing on-deadline filings meeting exacting court standards.

In 2006, Counsel Press assisted attorneys from more than 2,000 law firms, corporations, non-profit agencies and government agencies in organizing, printing and filing approximately 8,300 appellate filings in 18 states, all of the federal Circuit Courts and the U.S. Supreme Court. In addition to its appellate services, Counsel Press provides consulting and professional services for bankruptcy management, document depository management for joint defense and multi-party litigation, same-day real estate printing and experienced legal technology and litigation consulting. Counsel Press also provides case and docket tracking services, case notification services and assistance to attorneys in obtaining admissions and other credentials needed to appear before various courts.

Counsel Press has offices located in Los Angeles, California; Buffalo, New York, Rochester, and Syracuse, New York; Iselin, New Jersey; Philadelphia, Pennsylvania; Richmond, Virginia; and Washington, D.C. As of May 31, 2007, Counsel Press had 88 total employees, consisting of 23 sales and marketing professionals, including 12 attorneys, 29 employees that process filings, 17 printing personnel and 19 general and administrative personnel.

Investments

We have strategic minority investments in several private companies. We have one equity method investment, in DLNP, which is Michigan’s largest court and commercial newspaper publisher. DLNP also publishes several other court and commercial newspapers and operates a statewide public notice placement network. We own a 35.0% membership interest in DLNP. We have a cost method investment in GovDelivery, Inc., which sells specialized web services that help government web sites became more effective and efficient at delivering information to citizens. It has clients that range from U.S. cities and counties to U.S. federal agencies to both houses of Parliament in the United Kingdom.

Competition

Business Information Division

Our Business Information Division’s customers focus on the quantity and quality of necessary information, the quantity and type of advertising, timely delivery and, to a lesser extent, price. We benefit from well-established customer relationships in each of the target markets we serve. We have developed these strong customer relationships over an extended period of time by providing timely, relevant and dependable business information products that have created a solid foundation of customer loyalty and a recognized brand in each market we serve.

Our segment of the media industry is characterized by high barriers to entry, both economic and social. The local and regional communities we serve generally can sustain only one publication as specialized as ours. Moreover, the brand value associated with long-term reader and advertiser loyalty, and the high start-up costs associated with developing and distributing content and selling advertisements, help to limit competition. Subscription renewal rates for local business journals and court and commercial periodicals are generally high. Accordingly, it is often difficult for a new business information provider to enter a market and establish a significant subscriber base for its content.

We compete for display and classified advertising and circulation with at least one metropolitan daily newspaper and one local business journal in many of the markets we serve. Generally, we compete for these forms of advertising on the basis of how efficiently we can reach an advertiser’s target audience and the quality and tailored nature of our proprietary content. We compete for public notices with usually one metropolitan daily newspaper in the 12 markets in which we publish public notices. We compete for public notices based on our expertise, focus, customer service and competitive pricing.

Professional Services Division

Some mortgage loan lenders and servicers have in-house mortgage default processing service departments, while others outsource this function to law firms that offer internal mortgage default processing services or have relationships with third-party providers of mortgage default processing services. We estimate that the outsourced mortgage default processing services market primarily consists of the back-office operations of approximately 350 local and regional law firms. Mortgage lending and mortgage loan servicing firms demand high service levels from their counsel and the providers of default mortgage processing services, with their primary concerns being the efficiency and accuracy by which counsel and the provider of processing services can complete the file and the precision with which loss mitigation efforts are pursued. Accordingly, mortgage default processing service firms compete on the basis of efficiency by which they can service files and the quality of their mortgage default processing services. We believe that increasing case volumes and rising client expectations provide us an opportunity due to our ability to provide efficient and effective services on a timely basis.

The market for appellate consulting and printing services is highly fragmented and we believe that it includes a large number of local and regional printers across the country. We believe that most appellate service providers are low-capacity, general printing service companies that do not have the resources to assist counsel with large or complex appeals or to prepare the electronic, hyperlinked digital briefs on CD-ROM that are being accepted by an increasing number of appellate courts. This presents us with an opportunity to compete on the basis of the quality and array of services we offer, as opposed to the price of such services.

Intellectual Property

We own a number of registered and unregistered trademarks for use in connection with our business, including trademarks in the mastheads of all but one of our print products, and certain of our trade names, including Counsel Press. If trademarks remain in continuous use in connection with similar goods or services, their term can be perpetual, subject, with respect to registered trademarks, to the timely renewal of their registrations with the United States Patent and Trademark Office. We have a perpetual, royalty-free license for New Orleans CityBusiness, which, except for our military newspapers, is the only one of our print titles for which we do not own a trademark.

We approach copyright ownership with respect to our publications in the same manner as is generally customary within the publishing industry. Consequently, we own the copyright in all of our newspapers, journals and newsletters, as compilations, and also own the copyright in almost all of our other print products. With respect to the specific articles in our publications, with the exception of certain of our military newspapers, we own all rights, title and interest in original materials created by our full-time journalists, designers, photographers and editors. For outside contributors, we generally obtain either all rights, title and interest in the work or the exclusive “first-time publication” and non-exclusive republication rights with respect to publication in our print and electronic business information products. Judicial opinions, court schedules and docketing information are provided to us directly by the courts, on a non-exclusive basis, and are public information.

We license the content of certain of our products to several third-party information aggregators on a non-exclusive basis for republication and dissemination on electronic databases marketed by the licensees. These licenses all had an original term of two years or more and are subject to automatic renewal. We also license Dolan Media Newswires to various third-party publications.

We have copyright and trade secret rights in our proprietary case management software systems, document conversion system and other software products and information systems. In addition, we have extensive subscriber and other customer databases that we believe would be extremely difficult to replicate. We attempt to protect our software, systems and databases as trade secrets by restricting access to them and/or by the use of non-disclosure agreements. We cannot assure, however, that the means taken to protect the confidentiality of these items will be sufficient, or that others will not independently develop similar software, databases and customer lists. We own no patent registrations or applications.

Employees

As of May 31, 2007, we employed 1,192 persons, of whom 574 were employed by our Business Information Division, 482 were employed by APC in our mortgage default processing operations, 88 were employed by Counsel Press in our appellate services operations and 48 served in executive or administrative capacities. Three unions represent an aggregate of 18 employees, or 9% and 24% of our employees, at our Minneapolis, Minnesota, and Baltimore, Maryland, printing facilities, respectively. We believe we have a good relationship with our employees.

Legal Proceedings

We are from time to time involved in ordinary, routine litigation incidental to our normal course of business, none of which we believe to be material to our financial condition or results of operations.

Properties

Our executive offices are located in Minneapolis, Minnesota, where we lease approximately 13,500 square feet under a lease terminating in March 2014. We lease 25 other office facilities in 14 states for our Business Information Division under leases that terminate on various dates between August 2007 and February 2016. We also own our print facility in Minneapolis, Minnesota, and we lease print facilities in Baltimore, Maryland, and Oklahoma City, Oklahoma, under leases that terminate in June 2008 and July 2010, respectively. Counsel Press leases eight offices under leases terminating on various dates between August 2007 and December 2011. APC currently sub-leases approximately 19,000 square feet in suburban Detroit, Michigan, from Trott & Trott for $19.42 per square foot under a lease terminating August 31, 2007, and subleases 2,797 square feet from Wolverine I, Inc., an affiliate of Feiwell & Hannoy, in Indianapolis, Indiana, under a sublease that terminates on March 23, 2008. Commencing on April 1, 2007, APC began leasing approximately 25,000 square feet in suburban Detroit, Michigan, from NW13, LLC, a limited liability company in which Mr. Trott owns 75% of the membership interests, at a rate of $10.50 per square foot, triple net, which lease expires on March 31, 2012. Our Michigan Lawyers Weekly publishing unit also leases office space from NW13, LLC, consisting of approximately 5,000 square feet at a rate of $10.50 per square foot, pursuant to a lease expiring on March 31, 2012.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers and directors, including their ages as of the date of this prospectus:

Name	Age	Position

James P. Dolan	58	President, Chief Executive Officer and Chairman of the Board
Scott J. Pollei	46	Executive Vice President and Chief Financial Officer
Mark W.C. Stodder	47	Executive Vice President, Business Information
David A. Trott	46	President, American Processing Company
Mark Baumbach	52	Vice President, Technology
Vicki Duncomb	50	Vice President, Finance and Secretary
John C. Bergstrom	47	Director
Cornelis J. Brakel	70	Director
Edward Carroll	50	Director
Anton J. Christianson	55	Director
Peni Garber	44	Director
Jacques Massicotte	53	Director
George Rossi	54	Director
David Michael Winton	78	Director

The following is information regarding each of our executive officers and directors.

James P. Dolan has served as our President, Chief Executive Officer and Chairman of the Board since July 2003, and as President, Chief Executive Officer and Chairman of the Board of our predecessor company from 1992 to July 2003. From January 1989 to January 1993, Mr. Dolan served first as managing director, and then executive vice president, of the Jordan Group, New York City, an investment bank specializing in media. He has previously held executive positions with Kummerfeld Associates, Inc., a media mergers and acquisitions advisory firm in New York and Chicago; News Corporation in New York and San Antonio; Sun-Times Company in Chicago; and Centel Corp. in Chicago, and also was an award-winning reporter and editor at newspapers in Texas. Mr. Dolan is currently a director of each of Advisor Media, Inc., a magazine and conference company; Peoples Educational Holdings, Inc. (NASDAQ: PEDH), an educational materials publisher; GovDelivery, Inc., a software and services provider to governments and large institutions in the United States and the United Kingdom; and The Greenspring Companies, the for-profit arm of Minnesota Public Radio.

Scott J. Pollei has served as our Executive Vice President and Chief Financial Officer since December 2001. From January 1994 to December 2001, Mr. Pollei served as our Vice President of Finance. Prior to 1994, Mr. Pollei was a senior manager at KPMG LLP. Mr. Pollei is an inactive certified public accountant.

Mark W.C. Stodder has served as our Executive Vice President, Business Information since February 2005. Prior to serving in this capacity, Mr. Stodder served as our Vice President, Newspapers from January 2004 to February 2005; as our Chair, Circulation Marketing Board, from May 2001 to January 2004; and as our Vice President and Publisher, Daily Reporter Publishing Company in Milwaukee, from March 1994 to January 2004. Prior to joining Dolan Media Company, Mr. Stodder held news reporting, editing and executive positions with community newspapers in Los Angeles and Colorado. Mr. Stodder is active in a number of newspaper, media and legislative associations. He is a director of DLNP and the National Newspaper Association, and is the president of the Public Notice Resource Center, a non-profit foundation which tracks and studies public notice legislation across the country. He is a past president of American Court and Commercial Newspapers.

David A. Trott has served as the President of APC since March 2006. In addition, since January 1992, Mr. Trott has served as the managing attorney of Trott & Trott, P.C., a law firm located in Bingham Farms, Michigan, of which he is the 83% shareholder, and the president of Attorneys Title Agency, LLC, a title agency located in Southfield, Michigan. Mr. Trott has also previously served as president of the Michigan Mortgage Bankers Association and the U.S. Foreclosure Network, one of the largest organizations of foreclosure attorneys in the United States.

Mark Baumbach has served as our Vice President, Technology since September 2001. From 1992 through 2001, Mr. Baumbach worked as a management consultant and software engineer for Born Information Services, where he was also involved in acquisition due diligence and integration, corporate development and new venture and branch development. Prior to Born Information Services, Mr. Baumbach worked as a technology management consultant with Deloitte & Touche USA LLP, as a software analyst for Honeywell and as an investment banker for Allison Williams and U.S. Bancorp.

Vicki Duncomb has served as our Vice President, Finance since July 2006 and as our Secretary since April 2007. From February 2000 through March 2006, Ms. Duncomb served as the director of finance and operations for The McGraw-Hill Companies Healthcare Information Group, an Edina, Minnesota-based educational and professional healthcare information provider.

John C. Bergstrom has served as our director since July 2003, and also served as a director of our predecessor company from its inception in 1992 to July 2003. Mr. Bergstrom has served as a partner with RiverPoint Investments, a St. Paul, Minnesota-based business and financial advisory firm since June 1995. From June 1985 through May 1995, Mr. Bergstrom was employed by Cherry Tree Investments. Mr. Bergstrom is also a director of Peoples Educational Holdings, Inc. (NASDAQ: PEDH), an educational materials publisher; Instrumental, Inc., a provider of technology services to the government sector; Tecmark, Inc., a provider of business services focused on loyalty marketing programs; Linkup, Inc., a provider of employment advertising services; Credible Information Company, LLC, an online provider of information for professionals; and Creative Publishing Solutions, a specialty marketing publisher.

Cornelis J. Brakel has served as our director since July 2003, and also served as a director of our predecessor company from June 2002 to July 2003. Since September 1999, Mr. Brakel has served as an independent business consultant for a number of European companies and financial institutions. Mr. Brakel has also recently served as a member of the supervisory boards of several Dutch public and private companies, including: Aalberts Industries N.V. (AMS: AALB), an international industrial group; USG People N.V. (AMS: USG), a specialized provider of employment services in Europe; P.C.M. Group N.V., a publisher of daily newspapers, freesheets, trade books and educational publications; Athlon Holding N.V., a supplier of automotive services focusing on the business market; and Koninklijke Numico N.V. (AMS: NUM), a specialist baby food and clinical nutrition company. From 1981 through September 1999, Mr. Brakel served as a member of the executive board of Wolters Kluwer NV, an international publishing house in Amsterdam, The Netherlands, including as its chief executive officer from 1994 through September 1999. From 1975 through 1978, Mr. Brakel served as chief financial officer of Elsevier NV in Amsterdam, The Netherlands, and from 1978 through 1981, he served as Elsevier NV’s Group Director — Trade Books. From 1964 through 1975 Mr. Brakel held several financial, operational and managerial positions in Royal Dutch Shell Company in Europe, South America, the Caribbean and the Middle East.

Edward Carroll has served as our director since July 2003, and also served as a director of our predecessor company from January 1999 to July 2003. Since November 1997, Mr. Carroll has been a member of BG Media Investors L.L.C., the general partner of BG Media Investors L.P., a private investment fund. In addition, since January 2007, Mr. Carroll has been a member of Noson Lawen L.L.C., the general partner of Noson Lawen Partners L.P., a private investment fund. Both private investment funds are based in New York, New York.

Anton J. Christianson has served as our director since July 2003, and also served as director of our predecessor company from its inception in 1992 to July 2003. Since October 1980, Mr. Christianson has served as the chairman and managing partner of Cherry Tree Companies, a Minnetonka, Minnesota-based firm involved in investment management and investment banking. Affiliates of Cherry Tree Companies act as the general partner of Cherry Tree Ventures IV and Media Power, L.P. Mr. Christianson also serves as a director of each of Peoples Educational Holdings, Inc. (NASDAQ: PEDH), an educational materials publisher; Fair Isaac Corporation (NYSE: FIC), a provider of decision management solutions; AmeriPride Services, Inc., a provider of customized apparel for companies; and Titan Machinery, Inc., a provider of new and used farm equipment.

Peni Garber has served as our director since September 2004. Ms. Garber has been an employee and officer of ABRY Partners, LLC, a Boston, Massachusetts-based media-focused private equity firm, since November 1990, and has served as an officer and/or director of a number of its affiliates. Since December 2005, Ms. Garber has also served as a director of each of Penton Media, Inc. (OTC: PTON), a business-to-business media company developing specialized industry and field specific magazines and trade shows; Muzak Holdings, LLC, a provider of business music programming; Commonwealth Business Media, an information provider to the global trade and transportation market; and Commerce Connect Media Holding LLC, a business-to-business media company developing specialized industry and field specific magazines and trade shows. Ms. Garber is also a member of the board of overseers at Beth Israel Deaconess Medical Center, a teaching hospital of Harvard Medical School.

Jacques Massicotte has served as our director since December 2006. Since September 2006, Mr. Massicotte has worked as an independent media consultant. From March 2004 through August 2006, Mr. Massicotte pursued personal interests. From December 2000 through February 2004, Mr. Massicotte served as managing director, investment banking, of TD Securities Inc., a Canadian investment banking firm. From 1986 to 2000, Mr. Massicotte served as a financial analyst, covering the Canadian Media and Communications sectors with Newcrest Capital (1995-2000), RBC Dominion Securities (1994-1995) and Nesbitt Thomson (1986-1994). Mr. Massicotte has a certified financial analyst designation.

George Rossi has served as our director since April 2005. Since 1985, Mr. Rossi has provided independent consulting services to Capital NDSL Inc., a Montréal based investment company. Mr. Rossi also regularly provides independent consulting services to Radio Nord Communications, a Montréal based media company. From October 2000 through May 2002, Mr. Rossi served as senior vice president and chief financial officer, and from June 2002 through July 2003, as interim president, of Cinar Corporation, a Montréal based children’s entertainment company. From January 1983 through September 2000, Mr. Rossi served as chief financial officer and treasurer of Radiomutuel, a Montréal based public media company. Mr. Rossi currently serves as a director of Student Transportation of America (TSE: STB.UN), a New Jersey based provider of school bus transportation in the United States; OFI Income Fund (TSE: OFB.UN), an Ottawa based manufacturer and distributor of insulation materials; Kangaroo Media (TSE: KTV), a Montréal based manufacturer and distributor of portable multimedia devices; and Radio Nord Communications, a Montréal based media company, and serves on the investment valuation committee of Investissement Desjardins, a Montréal based fund. Mr. Rossi is a chartered accountant.

David Michael Winton has served as our director since July 2003, and also served as director of our predecessor company from May 1994 to July 2003. Mr. Winton serves as the managing general partner of Parsnip River Co., an investment partnership he has run, along with its predecessor, Addison and Co., since 1966. From 1965 through 1987, Mr. Winton served as chairman of The Pas Lumber Company Ltd., a timber and milling operation, and from 1957 through 1959, he was an associate of Kroeger Management Consultants, New York, a private investment firm. Mr. Winton has served on the board of directors of several public and private companies, including Masonite Corporation, a building products company, from 1977 through 1984, and the Northwest Bancorporation of Minneapolis, a predecessor to Norwest Bank and Wells Fargo, from 1969 through 1990.

Term of Directors and Composition of Board of Directors

Upon the closing of this offering, our certificate of incorporation will authorize a board of directors consisting of at least five, but no more than eleven, members, with the number of directors to be fixed from time to time by a resolution of the board. Our board of directors currently consists of nine directors.

Pursuant to the amended and restated stockholders agreement that holders of our common stock, series A preferred stock and series C preferred stock entered into with us:

•	Mr. Dolan designated himself as a director;

•	Messrs. Massicotte and Rossi were designated as directors by CDPQ;

•	Messrs. Bergstrom and Brakel were designated as directors by Mr. Dolan and the holders of common stock;

•	Mr. Carroll was designated as a director by BGMI;

•	Mr. Christianson was designated as a director by Cherry Tree;

•	Ms. Garber was designated as a director by the ABRY funds; and

•	Mr. Winton was designated as a director by the Winton trust.

The right of certain stockholders to designate board members under the stockholders agreement will terminate upon consummation of this offering.

Upon consummation of this offering, our certificate of incorporation will be amended to divide our board into three staggered classes of directors of the same or nearly the same number. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. As a result, a portion of our board of directors will be elected each year. The division of the three classes and their expected terms are as follows:

•	the Class I directors’ initial term will expire at the annual meeting of stockholders to be held in 2008 (our Class I directors are Messrs. Carroll and Winton and Ms. Garber);

•	the Class II directors’ initial term will expire at the annual meeting of stockholders to be held in 2009 (our Class II directors are Messrs. Christianson, Brakel and Massicotte); and

•	the Class III directors’ initial term will expire at the annual meeting of stockholders to be held in 2010 (our Class III directors are Messrs. Bergstrom, Dolan and Rossi).

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

We believe that all of our directors other than Mr. Dolan are currently independent under the requirements of The New York Stock Exchange, the Sarbanes-Oxley Act of 2002 and the SEC’s rules and regulations.

Term of Executive Officers

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation, death or removal. There are no family relationships among any of our directors or executive officers.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board may establish other committees from time to time to facilitate the management of Dolan Media Company.

Audit Committee.  Our audit committee oversees a broad range of issues surrounding our accounting and financial reporting processes and audits of our financial statements, including by (1) assisting our board in monitoring the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent auditor’s qualifications and independence and the performance of our internal audit function and independent auditors; (2) appointing, compensating, retaining and overseeing the work of any independent registered public accounting firm engaged for the purpose of performing any audits, reviews or attest services;

and (3) after consummation of this offering, preparing the audit committee report that the SEC rules require be included in our annual proxy statement or annual report on Form 10-K. We will have at least three directors on our audit committee, each of whom will be independent under the requirements of The New York Stock Exchange, the Sarbanes-Oxley Act and the rules and regulations of the SEC. The current members of our audit committee are Messrs. Rossi, Christianson and Massicotte. Mr. Rossi is our audit committee chair and will be our audit committee financial expert under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act.

Compensation Committee.  Our compensation committee reviews and recommends our policies relating to compensation and benefits for our executive officers and key employees, including reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluating the performance of our executive officers relative to goals and objectives, setting compensation for these executive officers based on these evaluations and overseeing the administration of our incentive compensation plans. After consummation of this offering, the compensation committee will also prepare the compensation committee report that the SEC requires to be included in our annual proxy statement or annual report on Form 10-K. We will have at least three directors on our compensation committee, each of whom will be independent under the requirements of The New York Stock Exchange. The current members of our compensation committee are Messrs. Bergstrom and Carroll and Ms. Garber. Mr. Bergstrom is our compensation committee chair.

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee (1) oversees and assists our board of directors in identifying, reviewing and recommending nominees for election as directors; (2) advises our board of directors with respect to board composition, procedures and committees; (3) recommends directors to serve on each committee; (4) oversees the evaluation of our board of directors and our management; and (5) develops, reviews and recommends corporate governance guidelines. We will have at least three directors on our nominating and corporate governance committee, each of whom will be independent under the requirements of The New York Stock Exchange. The current members of our nominating and corporate governance committee are Messrs. Bergstrom, Brakel and Christianson. Mr. Brakel is our nominating and corporate governance committee chair.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee. See “Certain Relationships and Related Transactions” for a description of certain relationships and transactions between us and Messrs. Bergstrom and Carroll (or BGMI) and Ms. Garber (or the ABRY funds).

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The compensation committee of our board of directors, or for purposes of this Compensation Discussion and Analysis, the committee, has responsibility for establishing, implementing and administering our executive compensation program. In this section, we discuss certain aspects of our executive compensation program as it relates to James P. Dolan, our Chairman, President and Chief Executive Officer; Scott J. Pollei, our Executive Vice President and Chief Financial Officer; and our three other most highly-compensated executive officers in 2006 (Mark W.C. Stodder, Executive Vice President, Business Information; David A. Trott, President of APC; and Mark Baumbach, Vice President, Technology). We refer to these five individuals as our “named executive officers.”

Compensation Philosophy and Objectives

The primary objectives of the committee with respect to executive compensation are to (1) attract, motivate and retain talented and dedicated executive officers, (2) tie annual and long-term cash and equity incentives to the achievement of measurable corporate and individual performance objectives, (3) compensate our executives at levels comparable to executives at similar companies to remain competitive in our recruiting, and (4) align the interests of our executives with the long-term interests of our stockholders through award opportunities that will result in the ownership of our common stock. To achieve these objectives, the committee has designed and implemented an executive compensation program for the named executive officers consisting of a mix of the following items:

•	base salary;

•	performance-based short-term cash incentive compensation;

•	long-term equity incentive compensation;

•	perquisites and other benefits; and

•	severance and change in control benefits.

History

Prior to 2007, the executive compensation packages for our named executive officers consisted of base salary, short-term cash incentives and certain perquisites and other benefits. In addition, from time to time, our named executive officers were afforded the opportunity to purchase shares of our common stock at fair market value. The committee reviewed the executive compensation packages for each of our named executive officers on an annual basis. Increases in salary were based on an evaluation of the individual’s performance and level of pay relative to the market for executives in similar positions at comparable companies. The committee did not, however, rely solely on predetermined formulas or a limited set of criteria when it evaluated the performance of the named executive officers. For 2006, the committee considered management’s continuing achievement of its short and long-term goals versus its strategic imperatives. In connection with its annual review of compensation packages, the committee also established short-term cash incentive targets for each of the named executive officers, other than Mr. Trott, as a percentage of such officer’s base salary.

The committee determined the performance measures and other terms and conditions of cash awards for the named executive officers. In establishing the total compensation packages for Messrs. Baumbach, Pollei and Stodder, the committee gave significant weight to the compensation recommendations put forth by Mr. Dolan, our President, Chief Executive Officer and Chairman, because the committee believed that Mr. Dolan was, and continues to believe that Mr. Dolan is, in the best position to regularly evaluate the performance of his direct reports. Mr. Dolan is the only executive officer whose recommendations regarding compensation for the named executive officers were and are considered by the committee.

In March 2006, we acquired a majority stake in APC. In connection with this acquisition, we entered into an employment agreement with Mr. Trott pursuant to which he agreed to serve as President of APC.

Under the agreement, Mr. Trott is paid a base salary of $260,000 per year. This amount was based on the fact that Mr. Trott has remained as managing attorney and majority stockholder of his law firm, Trott & Trott, as well as an evaluation of the market for executives of comparable backgrounds.

In June 2006, the committee engaged Hewitt Associates, a human resources consulting firm, to review our executive compensation program to ensure that it was consistent with our strategic and financial goals. Hewitt met with the chairman of the committee, John Bergstrom, and Mr. Dolan to learn about our business and strategy, key performance metrics and goals, and the labor and capital markets in which we compete. The committee also expressed its desire to benchmark our executive compensation against a group of peer companies. Hewitt, in consultation with the committee, developed a peer group for compensation purposes composed of companies that are in industries with respect to which we believe we compete for executive talent. The peer group that was developed consisted of the following public companies that are generally in the business information, business process outsourcing, business services or publishing industry: Advent Software Inc., aQuantive Inc., Advanstar Communications Inc., Bottomline Technologies Inc., Cadmus Communications Corp., Concur Technologies, Inc., The Corporate Executive Board Co., CoStar Group, Inc., Courier Corp., CyberSource Corp., Digital River, Inc., Epiq Systems Inc., FactSet Research Systems Inc., Sun-Times Media Group, Inc., infoUSA Inc., Interactive Data Corp., Journal Register Co., Jupitermedia Corp., Marchex Inc., Morningstar, Inc., NIC Inc., Online Resources Corp., Penton Media Corp., Per-Se Technologies, Inc., Skillsoft Plc. and Talx Corp. According to Hewitt, the total revenues of companies within the competitive peer group for fiscal 2005 ranged from $51 million to $543 million with a median revenue of $218 million, compared to our total revenues of $111.6 million ($127.7 million on a pro forma basis) in 2006. The committee believes that because we compete with a range of companies for our executive talent, many of which are larger and have greater financial resources than we do, it was appropriate to use this peer group that included companies with larger revenues than ours. After the committee and Hewitt agreed on the peer group, Hewitt performed analyses of our relative compensation levels using compensation information for 2005 provided by the companies in the peer group in their 2006 proxy statements. Because we were somewhat smaller in terms of revenues than the median company within the competitive peer group, Hewitt performed a regression analysis to improve the comparability of the peer group’s compensation data relative to us. The committee then increased the results of the regression analysis by 8% to account for assumed 4% annual increases in compensation from 2005 to 2007.

The committee carefully considered Hewitt’s analyses, or the Hewitt study, which was delivered in writing to the committee in September 2006, in connection with negotiating an amended and restated employment agreement with Mr. Dolan, establishing employment agreements for Messrs. Pollei and Stodder and establishing our executive compensation program for the fiscal year ending December 31, 2007. In general, the committee intends to establish total compensation packages for our named executive officers at or near the regressed 50th percentile level for total compensation paid to executives in similar positions and with similar responsibilities at companies in our peer group. The allocation of total compensation for each named executive officer among base salary, short-term cash incentive, long-term equity-based incentive and other non-cash benefit components was based, in part, on a review of the results of the Hewitt study, with the objective of (except in the case of Mr. Trott) providing a significant portion of total compensation in the form of performance-based compensation.

Compensation Components

Base Salary

Base salary is intended to reflect the executive’s skill level, knowledge base and performance record, and takes into account competitive market compensation paid by companies in our peer group for similar positions. The committee reviews the base salaries of our named executive officers on an annual basis, and adjusts base salaries from time to time to realign salaries with market levels, taking into account individual responsibilities, performance and experience, and to comply with the requirements in any applicable employment agreements. The committee approves the base salary of our President and Chief Executive Officer, and, with input from our Chief Executive Officer, the base salary for each executive officer below the Chief Executive Officer level. For the fiscal year ended December 31, 2006, the committee increased Mr. Dolan’s base salary by 3.4% from the prior year consistent with the minimum annual increase based on a change in the consumer price index specified in Mr. Dolan’s employment agreement at the time. Mr. Pollei’s base salary was also increased by 3.4%. The base salaries of Mr. Stodder and Mr. Baumbach were increased by 10.6% and 9.6%, respectively. The committee based its decision to increase base salaries on a variety of factors, including performance, recommendations submitted by our President and Chief Executive Officer, market increases and changes in the named executive officer’s responsibilities. The base salary of Mr. Trott was newly established in March 2006 as a part of our negotiation for the acquisition of APC’s mortgage default processing business.

For the fiscal year ending December 31, 2007, the committee established base salaries following an assessment of individual performance and a review of the Hewitt study to conform to the objective of establishing total compensation at or near the regressed 50th percentile of the peer group companies. The committee also considered our performance, performance of the functional areas within each named executive’s responsibility, anticipated increased responsibilities of being an officer of a public company and changes in the cost of living for the area in which the executive lives. The increase in base salaries for four of our named executives officers between 2006 and 2007 was 9.1% for Mr. Dolan, 8.1% for Mr. Pollei, 9.8% for Mr. Stodder and 9.4% for Mr. Baumbach. The committee continues to believe that Mr. Trott’s base salary is appropriate because he splits his time between APC and his law firm, Trott & Trott. These salaries are set forth in the employment agreements for Messrs. Dolan, Pollei, Stodder and Trott and will at a minimum increase each year at a rate based on a change in the consumer price index specified in these employment agreements. See “Executive Compensation — Employment Agreements” for further information regarding the matters set forth above.

Performance-Based Short-Term Cash Incentives

In June 2007, our board of directors adopted, and in July 2007 our stockholders approved, an amended and restated incentive compensation plan that, among other things, includes a cash short-term incentive program that constitutes a non-equity incentive compensation plan. We will provide short-term cash incentives to our named executive officers on an annual basis through such short-term incentive program. For 2006, short-term incentive payouts that constituted non-equity incentive plan compensation were based on our actual earnings before interest, taxes, depreciation and amortization, or EBITDA, relative to targeted EBITDA, in the case of Messrs. Dolan and Pollei, and EBITDA of our Business Information Division relative to our Business Information Division’s targeted EBITDA, in the case of short-term incentive payouts to Mr. Stodder. For 2006, one-third of the short-term incentive payout for Mr. Baumbach was based on achievement of one of three specific operating goals relating to Mr. Baumbach’s areas of responsibility, which consisted of achievement of web development milestones, completion of certain research initiatives and management of the information technology budget relative to plan, with the achievement of all three goals being necessary for Mr. Baumbach to earn all of his target short-term incentive payouts. Our target EBITDA results and technology-related operating goals were developed during our annual financial budgeting process, when we assess our operations, the markets we serve and our competitors, and formulate internal financial projections, and were periodically adjusted by our board of directors to reflect acquisitions.

We are continuing this compensation practice for 2007, although EBITDA-based metrics are being replaced with adjusted EBITDA, defined as income (loss) from continuing operations (1) before (a) non-cash interest expense related to redeemable preferred stock; (b) net interest expense (income); (c) income tax expense; (d) depreciation and amortization; (e) non-cash compensation expense; and (f) minority interest in net income of subsidiary, and (2) after minority interest distributions paid. The committee believes that adjusted EBITDA is a more appropriate measure than EBITDA because it is the same metric being used by our management, board of directors and stockholders to evaluate our financial performance.

We have grown in large part through acquisitions, many of which were financed with debt. These acquisitions have generally resulted in relatively significant levels of interest expense due to increased debt service obligations and amortization expense due to the amortization of acquired finite-lived intangibles. The committee believes that the combination of increased interest expense and amortization expense renders our accounting profits or losses less meaningful as a measure of success of our business operations than EBITDA or adjusted EBITDA, which the committee believes also serve as a proxy for operational cash flow. For this reason, and the other reasons we believe adjusted EBITDA is an important measure of our operating performance set forth under “Selected Historical and Pro Forma Consolidated Financial Data,” short-term incentive payouts for our named executive officers were tied to EBITDA for 2006 and will be based on adjusted EBITDA for 2007. The committee expects that we will continue to identify and evaluate potential acquisition opportunities and, accordingly, the committee and our board of directors has established a rigorous process of adjusting adjusted EBITDA targets during the fiscal year to account for acquisitions.

The level of participation by each named executive officer in the annual short-term incentive program is established as a targeted percentage of base salary. In addition, performance is scaled based on achieving results above or below targeted performance levels, providing an opportunity to earn more or less than the targeted incentive amount.

The target incentive payouts for Messrs. Dolan and Pollei under the cash short-term incentive program for 2006 were equal to 50% of their respective base salaries if we achieved our targeted EBITDA. For 2006, Messrs. Dolan and Pollei were paid short-term incentives of $382,200 and $212,000, respectively, based on our overachievement with respect to our targeted EBITDA. Under Mr. Dolan’s amended and restated employment agreement, Mr. Dolan’s annual target cash short-term incentive payout is at least 60% of his base salary based on performance goals set by our compensation committee. The target short-term incentive payouts for Messrs. Dolan and Pollei for 2007 are equal to 60% and 50% of their base salaries, respectively, if we achieve our targeted adjusted EBITDA, with scaling between 0% and 200% of that amount based on under-performance or over-performance. The increase in Mr. Dolan’s target short-term incentive payout for 2007 was consistent with the committee’s goal of developing a total compensation package for Mr. Dolan at or near the regressed 50th percentile level for total compensation paid to principal executive officers of companies in our peer group.

The target short-term incentive payout for Mr. Stodder under the annual short-term incentive program for 2006 was equal to 61% of his base salary if we achieved our targeted EBITDA of our Business Information Division, with scaling between 0% and 200% of that amount based on under-performance or over-performance. Mr. Stodder was paid a $110,000 short-term incentive for 2006, which was less than his incentive target. All of Mr. Stodder’s 2007 short-term incentive target, which is equal to 50% of his base salary, is based on the Business Information Division achieving its targeted adjusted EBITDA, with scaling between 0% and 200% of that amount based on under-performance or over-performance.

The target short-term incentive payout for Mr. Baumbach under the cash short-term incentive program for 2006 was equal to 44% of his base salary based upon the achievement of one of three specific operating goals relating to Mr. Baumbach’s areas of responsibility, with scaling between 0% and 200% of that amount based on under-performance or over-performance. For 2006, Mr. Baumbach was paid a cash short-term incentive of $60,000, which was less than his incentive target. One-third of Mr. Baumbach’s target short-term incentive for 2007, which is equal to 50% of his base salary, will be determined on the basis of achieving the company-wide adjusted EBITDA target, one-third will be based on information technology department budget conformance and one-third will be based on certain web development initiatives, with scaling between 0% and 200% of that amount based on under-performance or over-performance.

Mr. Trott did not participate in our cash short-term incentive program in 2006, and will not participate in this program in 2007, because he splits his time between APC and Trott & Trott and because he already benefits from the success of APC through his significant ownership stake in Trott & Trott, which owns 18.1% of APC. The committee did, however, pay a $47,500 discretionary cash bonus to Mr. Trott for 2006 to reward Mr. Trott for APC’s financial performance during 2006. The committee may pay additional discretionary cash bonuses to Mr. Trott in the future depending on his, and APC’s, performance.

Long-Term Equity Incentive Compensation

The committee believes that long-term company performance will be improved through the development of an ownership culture that includes the use of stock-based awards as a part of our executive compensation program. Our incentive plan permits the grant of stock options, stock appreciation rights, restricted shares, restricted stock units, performance shares and other stock awards to our executive officers, employees, consultants and non-employee board members.

In October 2006, we established the incentive plan and authorized 126,000 shares of our common stock for issuance under such plan. In October 2006, the committee recommended, and our board of directors approved, grants of qualified incentive stock options to purchase 126,000 shares of our common stock to certain of our employees, including options to purchase 4,500 shares of our common stock that were granted to Mr. Baumbach for his contributions to our business in 2005. No other options were granted to named executive officers in 2006 because of the limited number of shares that we authorized under the incentive plan. In June 2007, we amended and restated the incentive plan, subject to stockholder approval prior to consummation of this offering, to increase the number of shares of our common stock authorized for issuance to 2,700,000. In early 2007, Hewitt was engaged to review our incentive plan and cash and non-cash incentives. After considering the results of the Hewitt study and in anticipation of this offering and the public market expected to develop for our common stock, the committee determined that equity awards under the incentive plan should be made on an annual basis using a formula that provides for aggregate awards with an economic value equal to a designated percentage of each named executive officer’s base salary. The economic value of an award will be calculated consistent with Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, or SFAS No. 123(R), and the committee will consider the impact of SFAS No. 123(R) on our financial statements as it makes equity award determinations. See Note 13 of the notes to our consolidated financial statements included in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Application of Critical Accounting Policies — Share Based Compensation Expense” for information regarding the assumptions used in the valuation of equity awards. The committee has determined that the targeted economic value of annual long-term equity awards will be 110% of base salary for Mr. Dolan, 75% of base salary for Messrs. Pollei, Stodder and Trott, and 60% of base salary for Mr. Baumbach, except that we expect to grant long-term equity awards to each of these executive officers on the date of this prospectus, which such grants will be in lieu of any other long-term equity awards for 2007. The committee will reevaluate such targeted economic value for each named executive officer on an annual basis. The grants we expect to make to these executive officers on the date of the prospectus will have a targeted economic value that is twice that of the annual long-term equity awards described above. We expect that awards made under the incentive plan to the named executive officers will generally consist of non-qualified stock options, while awards to other management employees will typically consist of a combination of non-qualified stock options and restricted stock grants. The committee believes that stock option awards provide greater long-term incentive for our named executive officers than restricted stock awards because an economic equivalent number of stock options generally relate to a significantly larger number of underlying shares of common stock. The committee also believes that the risk profile presented by option awards is more appropriate for our named executive officers rather than awards of restricted stock. Therefore, the committee expects to grant stock options to purchase 211,328, 79,357, 52,282, 80,913 and 70,021 shares of our common stock with an exercise price per share equal to the initial public offering price to Messrs. Dolan, Pollei, Baumbach, Trott and Stodder, respectively, on the date of this prospectus. The non-qualified stock options will vest in four equal annual installments beginning on the first anniversary of the grant date. See “Executive Compensation — Incentive Compensation Plan” for further information regarding our incentive plan.

Perquisites and Other Benefits

The committee believes that it has taken a conservative approach to other elements of its compensation program relative to companies similarly situated to us. We provide our named executive officers with various perquisites and other personal benefits that are described below. The committee does not consider these benefits and perquisites when working to establish total compensation at or near the regressed 50th percentile level of executives at companies in our competitive peer group.

401(k) Plan Contributions.  Our 401(k) retirement savings plan is a qualified defined contribution plan under which employees may make pre-tax contributions into the plan, up to certain specified annual limits. We also provide discretionary employer matching contributions. We provided in 2006, and expect to provide in 2007, a discretionary employer matching contribution of 50% of the first 6% of employee contributions.

Medical and Dental Insurance.  We self-insure for medical insurance by withholding an amount from participating employees’ compensation to fund our medical insurance program. In 2006, for each of Messrs. Dolan, Stodder and Baumbach we withheld $5,187 less than the amount withheld by us from our other employees for medical insurance. We do not self-insure for dental insurance.

Split-Dollar Life Insurance.  In 2006, we provided split-dollar life insurance policies for each of our named executive officers other than Mr. Trott. Under this arrangement, we paid the premiums on variable universal life policies owned by these officers who granted us a collateral assignment of the cash surrender value of the policy or the death benefit. In the event the named executive officer died, we would be refunded all of the premiums paid before any proceeds would be paid to the beneficiaries of the policy. In 2006, we paid split-dollar life insurance premiums of $38,022, $18,750, $7,500 and $7,500 for Messrs. Dolan, Pollei, Stodder and Baumbach, respectively. We terminated these arrangements and released the collateral to the named executive officers in June 2007.

Club Memberships.  We pay club membership dues to a professional or social club for each of Messrs. Dolan, Pollei, Stodder and Trott. We believe these club memberships serve to facilitate the named executive officers’ roles as our representatives in the local business communities that we serve.

Minneapolis Apartment and Commuting Expenses.  Mr. Stodder, who lives in Milwaukee, Wisconsin, receives a rent reimbursement for an apartment that we lease for him near our offices in Minneapolis. We also pay for Mr. Stodder’s flights between Minneapolis and Milwaukee. The committee’s decision regarding this reimbursement of living and commuting expenses reflects our flexible approach to address Mr. Stodder’s desire to maintain a stable home environment for his family. In 2006, we reimbursed Mr. Stodder $9,630 for rent and paid $7,360 for such flights.

Parking Expenses.  In 2006, we paid $2,376 of parking expenses for each of Mr. Pollei and Mr. Baumbach because they drive to our headquarters in Minneapolis on a regular basis.

Home Office Expenses.  In 2006, we paid $5,391 in connection with the wiring of Mr. Dolan’s home office and home Internet access for Mr. Dolan because Mr. Dolan and his spouse, who administers Dolan Media Newswires, use his home office on a regular basis for business purposes.

Employee Stock Purchase Plan.  Our executive officers and all of our other eligible employees that work at least 20 hours per week will be permitted to participate in our employee stock purchase plan. The plan will allow its participants to purchase shares of our common stock at a discount through payroll deductions. See “Executive Compensation- Stock Purchase Plan” for further information regarding our employee stock purchase plan.

Severance Arrangements and Change in Control Plan

Severance Benefits.  The committee believes that severance arrangements for certain of our named executive officers will allow us to continue to attract, motivate and retain the best possible executive talent in a marketplace where such protections are commonly offered. In particular, severance benefits help ease the named executive officer’s burden if he is unexpectedly terminated by us for reasons other than cause. Accordingly, our employment agreements with each of Messrs. Dolan, Pollei, Stodder and Trott contain severance arrangements pursuant to which each such executive officer will receive severance benefits if their employment with us is terminated by us without cause or, with respect to Messrs. Dolan, Pollei and Stodder only, if such named executive officer terminates his employment with us for good reason. See “Executive Compensation — Employment Agreements” and “Executive Compensation — Potential Payments Upon Termination or Change in Control” for further information regarding these severance benefits.

Change in Control Plan.  Our board of directors, upon the recommendation of the committee, has adopted an Executive Change of Control Plan that provides each of the named executive officers other than Mr. Trott with certain severance benefits in the event of termination of employment in connection with a qualified change of control event. The committee believes that this change in control plan will provide continuity and focus for these named executive officers in the event of a change in control of the Company.

See “Executive Compensation — Potential Payments Upon Termination or Change in Control” for further information regarding these severance benefits.

Policies Related to Compensation

Guidelines for Equity Awards

The committee and our board of directors have approved and adopted guidelines for equity awards, or guidelines. Among other things, the committee expects that the guidelines will delineate the authority of our board of directors, the committee and our Chief Executive Officer with respect to the grant of equity awards, specify procedures for equity awards to be made under various circumstances, address the timing of equity awards in relation to the availability of information about us and provide procedures for grant information to be communicated to and tracked by our human resources and finance departments. The guidelines will require that any stock options or stock appreciation rights have an exercise or strike price not less than the fair market value of our common stock on the date of the grant. See “Executive Compensation — Incentive Compensation — Administration of Plan” for more information regarding the approval of our equity awards by the committee, our board of directors or our Chief Executive Officer.

Stock Ownership Guidelines

As of the date of this prospectus, we have not established ownership guidelines for our executive officers or directors.

Compliance with Sections 162(m) and 409A

We generally intend for our executive compensation program to comply with Code Section 162(m) once we are a public company subject to these rules and Code Section 409A. The committee currently intends for all compensation paid to the named executive officers to be tax deductible to us pursuant to Section 162(m) of the Code. Section 162(m) provides that compensation paid to the named executive officers in excess of $1,000,000 cannot be deducted by us for Federal income tax purposes unless, in general, such compensation is performance based, is established by a committee of independent directors, is objective and the plan or agreement providing for such performance based compensation has been approved in advance by stockholders. In the future, the committee may determine to provide compensation, or to adopt a compensation program, that does not satisfy the conditions of Section 162(m) if in its judgment, after considering the additional costs of not satisfying Section 162(m), such compensation or program is appropriate. We had no individuals with non-performance based compensation paid in excess of the Section 162(m) tax deduction limit in 2006 because such rules did not apply to us in 2006.

Section 409A of the Code addresses certain nonqualified deferred compensation benefits payable to our executives and provides that, if such benefits do not comply with Section 409A, they will be taxable in the first year they are not subject to a substantial risk of forfeiture. In such case, our executives are subject to regular federal income tax, interest and an additional federal income tax of 20% of the benefit includible in income.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information concerning the compensation for services in all capacities to us for the year ended December 31, 2006, earned by (1) Mr. Dolan, our principal executive officer, (2) Mr. Pollei, our principal financial officer, and (3) our three other most highly compensated executive officers who were serving as executive officers as of December 31, 2006. We refer to these five officers in this prospectus as named executive officers. See “Compensation Discussion and Analysis” and “— Employment Agreements” for a description of the material factors necessary to understand the information in the table below.

					Non-Equity
Name and				Option	Incentive Plan	All Other
Principal Position	Year	Salary	Bonus	Awards(1)	Compensation	Compensation(3)	Total

James P. Dolan	2006	$420,512	—	—	$382,000	$60,042	$862,554
President and Chief Executive Officer
Scott J. Pollei	2006	235,755	—	—	212,000	32,497	480,252
Executive Vice President and Chief Financial Officer
Mark W. C. Stodder,	2006	204,670	—	—	110,000	39,520	354,190
Executive Vice President, Business Information
David A. Trott,	2006	199,000	$47,500	—	—	8,347	254,847
President, American Processing Company(2)
Mark E. Baumbach,	2006	191,719	—	$1,857	60,000	21,627	275,203
Vice President, Technology

(1)	This amount was calculated utilizing the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment. See Note 13 to our consolidated financial statements included in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Application of Critical Accounting Policies — Share Based Compensation Expense” for information regarding the assumptions used in the valuation of equity awards.

(2)	Mr. Trott joined the company in March 2006.

(3)	All Other Compensation includes the following components:

						Flights to
						and from
		Medical				Minneapolis
		and	Split-Dollar	401(k)	Rent for	from and to	Home
	Club	Dental	Life	Matching	Apartment in	Place of	Office
Name	Membership	Insurance(a)	Insurance(b)	Contribution	Minneapolis	Residence	Expenses(c)	Parking	Total

James P. Dolan	$4,974	$5,055	$38,022	$6,600	—	—	$5,391	—	$60,042
Scott J. Pollei	4,771	—	18,750	6,600	—	—	—	$2,376	32,497
Mark W.C. Stodder	3,279	5,151	7,500	6,600	$9,630	$7,360	—	—	39,520
David A. Trott	4,111	4,236	—	—	—	—	—	—	8,347
Mark E. Baumbach	—	5,151	7,500	6,600	—	—	—	2,376	21,627

(a)	We self-insure for medical insurance by withholding an amount from participating employees’ compensation to fund our medical insurance program. With the exception of the amount reported for Mr. Trott, the amount in this column represents amounts withheld by us during 2006 from our other participating employees in excess of that which was withheld by us from the named executive officers for medical insurance and premiums paid on behalf of such officers for dental insurance. Mr. Trott does not participate in our medical insurance program. Instead, the amount reported in this column for Mr. Trott reflects premiums paid on his behalf to a third-party provider for medical insurance.

(b)	Represents the total amount of premiums paid by us during 2006 on split-dollar life insurance policies. We terminated these policies and released the collateral to the named executive officers in June 2007.

(c)	In 2006, we made payments to Mr. Dolan in connection with the wiring of Mr. Dolan’s home office and for home Internet access because Mr. Dolan and his spouse, who administers Dolan Media Newswires, use his home office on a regular basis for business purposes. This amount represents the portion of such payments attributable to personal use of the home office and Internet access, which we have assumed constitutes 25% of the total use.

Employment Agreements

James P. Dolan Employment Agreement

We entered into an employment agreement with James P. Dolan as of April 1, 2002, pursuant to which Mr. Dolan agreed to serve as President and Chief Executive Officer of Dolan Media Company. We recently amended and restated Mr. Dolan’s employment agreement, effective as of April 1, 2007, for an initial term of two years. Beginning April 1, 2008, and on each day thereafter, the employment term will be automatically extended for one day, such that at any given time the remaining employment term will be one year. This day-to-day extension may be terminated immediately upon written notice by either Mr. Dolan or us. The agreement provides that Mr. Dolan reports to our board of directors.

Under the amended and restated employment agreement, Mr. Dolan’s annual base salary is $463,000 for 2007. For each calendar year after 2007, Mr. Dolan’s base salary will be increased at minimum by the positive percentage change, if any, in the consumer price index from the month of December from two years prior to the month of December from the previous year. In addition to his base salary, Mr. Dolan is eligible to receive an annual cash short-term incentive payment of at least 60% of his base salary that will be based on performance goals for the applicable fiscal year set by the compensation committee as part of an annual cash short-term incentive program that is established in accordance with our incentive compensation plan. Each year, Mr. Dolan’s annual short-term incentive performance goals will be established by the compensation committee at its sole discretion in accordance with our cash short-term incentive program. The employment agreement will provide Mr. Dolan four weeks of paid vacation annually, a club membership as approved by our compensation committee and the right to participate in our pension, welfare and fringe benefit plans and receive perquisites that we generally make available to our other senior executive officers. We will pay Mr. Dolan’s fees in connection with the negotiation, preparation and enforcement of his employment agreement.

If Mr. Dolan’s employment is terminated by us without cause or by Mr. Dolan with good reason (as such terms are defined in Mr. Dolan’s employment agreement and in “Executive Compensation — Potential Payments Upon Termination or Change in Control”), then in addition to his base salary and benefits through the termination date and any unpaid annual short-term incentive payment due to Mr. Dolan for the preceding fiscal year, we will provide Mr. Dolan (1) an amount equal to one year of his then-current annual base salary, payable in a lump sum on the date that is six months following his termination, (2) a pro-rated portion of his annual short-term incentive payment that would have been payable to him for such fiscal year had he remained employed by us for the entire year, payable on the later of when such annual short-term incentive payment would normally be required to be paid under our incentive compensation plan and the date that is six months following his termination, and (3), at our expense, medical and dental benefits for Mr. Dolan and his covered dependents for a period of eighteen months following his termination. See “Executive Compensation — Potential Payments Upon Termination or Change In Control” for a further description of severance benefits that Mr. Dolan will receive, including under our change of control plan if he incurs a termination in connection with a change of control of Dolan Media Company.

Mr. Dolan has agreed to restrictive covenants that will survive for one year following expiration or termination of his employment agreement pursuant to which he has agreed to not compete with our business, subject to certain limited exceptions, or solicit or interfere with our relationships with our employees and independent contractors.

Scott J. Pollei Employment Agreement

We recently entered into an employment agreement with Scott J. Pollei, effective as of April 1, 2007, pursuant to which Mr. Pollei will continue to serve as Executive Vice President and Chief Financial Officer of Dolan Media Company. Mr. Pollei’s employment agreement has an initial term of two years. Beginning April 1, 2008, and on each day thereafter, the employment term will be automatically extended for one day, such that at any given time the remaining employment term will be one year. This day-to-day extension may be terminated immediately upon written notice by either Mr. Pollei or us. The agreement provides that Mr. Pollei will report to our Chief Executive Officer and our board of directors.

Under the employment agreement, Mr. Pollei’s annual base salary will be $255,000 for 2007. For each calendar year after 2007, Mr. Pollei’s base salary will be increased by the positive percentage change, if any, in the consumer price index from the month of December from two years prior to the month of December from the previous year. In addition to his base salary, Mr. Pollei is eligible to receive an annual cash short-term incentive payment that will be based on performance goals set by the compensation committee as part of an annual cash short-term incentive program that is established in accordance with our incentive compensation plan. Each year, Mr. Pollei’s annual short-term incentive performance goals will be established by the compensation committee at its sole discretion in accordance with our cash short-term incentive program. The employment agreement provides Mr. Pollei four weeks of paid vacation annually, a club membership as approved by our compensation committee and the right to participate in our pension, welfare and fringe benefit plans and receive perquisites that we generally make available to our other senior executive officers.

We will pay Mr. Pollei’s fees in connection with the negotiation, preparation and enforcement of his employment agreement.

If Mr. Pollei’s employment is terminated by us without cause or by Mr. Pollei with good reason (as such terms are defined in Mr. Pollei’s employment agreement and in “Executive Compensation — Potential Payments Upon Termination or Change in Control”), then in addition to his base salary and benefits through the termination date and any unpaid annual short-term incentive payment due to Mr. Pollei for the preceding fiscal year, we will provide Mr. Pollei (1) an amount equal to one year of his then-current annual base salary, payable in a lump sum on the date that is six months following his termination, (2) a pro-rated portion of his annual short-term incentive payment that would have been payable to him for such fiscal year had he remained employed by us for the entire year, payable on the later of when such annual short-term incentive payment would normally be required to be paid under our incentive compensation plan and the date that is six months following his termination, and (3) medical and dental benefits for Mr. Pollei and his covered dependents for a period of eighteen months following his termination on the same terms and conditions as if Mr. Pollei continued to remain an active employee. See “Executive Compensation — Potential Payments Upon Termination or Change In Control” for a further description of severance benefits that Mr. Pollei will receive, including under our change of control plan if he incurs a termination in connection with a change of control of Dolan Media Company.

Mr. Pollei has agreed to restrictive covenants that will survive for one year following expiration or termination of his employment agreement pursuant to which he has agreed to not compete with our business, subject to certain limited exceptions, or solicit or interfere with our relationships with our employees and independent contractors.

Mark W. C. Stodder Employment Agreement

We recently entered into an employment agreement with Mark W.C. Stodder, effective as of April 1, 2007, pursuant to which Mr. Stodder will continue to serve as Executive Vice President, Business Information of Dolan Media Company. Mr. Stodder’s employment agreement has an initial term of two years. Beginning April 1, 2008, and on each day thereafter, the employment term will be automatically extended for one day, such that at any given time the remaining employment term will be one year. This day-to-day extension may be terminated immediately upon written notice by either Mr. Stodder or us. The agreement provides that Mr. Stodder will report to our Chief Executive Officer and our board of directors.

Under the employment agreement, Mr. Stodder’s annual base salary will be $225,000 for 2007. For each calendar year after 2007, Mr. Stodder’s base salary will be increased by the positive percentage change, if any, in the consumer price index from the month of December from two years prior to the month of December from the previous year. In addition to his base salary, Mr. Stodder is eligible to receive an annual cash short-term incentive payment that will be based on performance goals set by the compensation committee as part of an annual cash short-term incentive program that is established in accordance with our incentive compensation plan. Each year, Mr. Stodder’s annual short-term incentive performance goals will be established by the compensation committee at its sole discretion in accordance with our cash short-term incentive program. The employment agreement provides Mr. Stodder four weeks of paid vacation annually, a club membership as approved by our compensation committee and the right to participate in our pension, welfare and fringe benefit plans and receive perquisites that we generally make available to our other senior executive officers. We will pay Mr. Stodder’s fees in connection with the negotiation, preparation and enforcement of his employment agreement.

If Mr. Stodder’s employment is terminated by us without cause or by Mr. Stodder with good reason (as such terms are defined in Mr. Stodder’s employment agreement and in “Executive Compensation — Potential Payments Upon Termination or Change in Control”), then in addition to his base salary and benefits through the termination date and any unpaid annual bonus due to Mr. Stodder for the preceding fiscal year, we will provide Mr. Stodder (1) an amount equal to one year of his then-current annual base salary, payable in a lump sum on the date that is six months following his termination, (2) a pro-rated portion of his annual short-term incentive payment that would have been payable to him for such fiscal year had he remained employed by us for the entire year, payable on the later of when such annual short-term incentive payment would normally be required to be paid under our incentive compensation plan and the date that is six months following his termination, and (3) medical and dental benefits for Mr. Stodder and his covered dependents for a period of eighteen months following his termination on the same terms and conditions as if Mr. Stodder continued to remain an active employee. See “Executive Compensation — Potential Payments Upon Termination or Change In Control” for a further description of severance benefits that Mr. Stodder will receive, including under our change of control plan if he incurs a termination in connection with a change of control of Dolan Media Company.

Mr. Stodder has agreed to restrictive covenants that will survive for one year following expiration or termination of his employment agreement pursuant to which he has agreed to not compete with our business, subject to certain limited exceptions, or solicit or interfere with our relationships with our employees and independent contractors.

David A. Trott Employment Agreement

APC, our majority-owned subsidiary, entered into an employment agreement with David A. Trott on March 14, 2006, pursuant to which Mr. Trott agreed to serve as President of APC and report to the President of Dolan Media Company. Mr. Trott’s employment agreement includes an initial two-year employment term, with an automatic one-year renewal, unless either party provides prior written notice of its or his intent not to renew the agreement to the other party at least sixty days prior to the end of the term. Mr. Trott receives an annual salary of $260,000 for his services and is entitled to three weeks of paid vacation annually. Mr. Trott must devote no less than one-half of his full business time to APC. Mr. Trott is also entitled to participate in and receive such benefits under APC’s welfare benefit plans and its other general practices, policies and arrangements, including medical and hospitalization coverage, group term life insurance, disability insurance, accidental death insurance, retirement plans and fringe benefits, that APC makes generally available to its senior management employees.

Either party may terminate Mr. Trott’s employment at any time, with or without cause (as such term is defined in Mr. Trott’s employment agreement and in “Executive Compensation — Potential Payments Upon Termination or Change in Control”) and with or without notice. If APC terminates Mr. Trott’s employment without cause, then (1) if the termination occurs prior to March 14, 2008, APC must continue to pay Mr. Trott his salary for the remainder of the term, (2) APC must pay Mr. Trott a monthly severance amount of $21,666.67 for the twelve-month period beginning on the later of April 30, 2008 and the last day of the month following the termination date and (3) APC must provide medical insurance to Mr. Trott for the twelve-month period following the termination date.

Mr. Trott has agreed to restrictive covenants that will survive for three years following expiration or termination of his employment agreement pursuant to which he has agreed to not compete with APC’s business, subject to certain limited exceptions, or solicit or interfere with APC’s or any of APC’s members’ relationships with APC’s or APC’s members’ employees and independent contractors. Mr. Trott also has agreed to maintain the confidentiality of APC’s proprietary information and assign any inventions to APC that he acquired or developed during his relationship with APC. Additionally, Mr. Trott has agreed not to divert any corporate opportunities from APC or Dolan Media Company during the term of his employment. See “Executive Compensation — Potential Payments Upon Termination or Change in Control” for a further description of severance benefits Mr. Trott will receive.

Grant of Plan-Based Awards in 2006

The following table sets forth certain information with respect to options to purchase shares of our common stock granted during the year ended December 31, 2006, to Mr. Baumbach. We did not grant any other plan-based awards to our named executive officers in 2006. See “Compensation Discussion and Analysis” for a description of the material factors necessary to understand the information in the table below.

		Estimated				Grant Date
		Future Payouts			Exercise or	Fair Value
		Under Equity Incentive			Base Price	of Stock
	Grant Date	Plan Awards			of Option	and Option
Name	(1)	Threshold	Target	Maximum	Awards	Awards(2)

Mark E. Baumbach	10/11/06	—	4,500	—	$2.22	$1,857

(1)	One-fourth of these options vested and became exercisable on October 11, 2006. The remaining three-fourths of these options will vest and become exercisable ratably in three equal annual installments beginning on October 11, 2007.

(2)	This column shows the full grant date fair value of stock options granted to Mr. Baumbach in 2006. The amount was calculated utilizing the provisions of SFAS No. 123(R), Share-Based Payment. See Note 13 to our consolidated financial statements included in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Application of Critical Accounting Policies — Share Based Compensation Expense” for information regarding the assumptions used in the valuation of equity awards.

Outstanding Equity Awards at Year End 2006

The following table sets forth certain information with respect to the value as of December 31, 2006, of all unexercised options to purchase shares of our common stock previously awarded to Mr. Baumbach. No other equity awards were held by any other named executive officers as of December 31, 2006.

Option Awards
	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised	Option	Option
	Options	Options	Exercise	Expiration
Name	Exercisable	Unexercisable	Price	Date

Mark E. Baumbach	1,125(1)	3,375(1)	$2.22	10/11/2016

(1)	On October 11, 2006, we granted stock options to purchase 4,500 underlying shares of common stock to Mr. Baumbach. These stock options are exercisable as to one-fourth of the underlying shares on each of October 11, 2006, 2007, 2008 and 2009.

Option Exercises and Stock Vested for 2006

None of our named executive officers exercised any options, nor did any unvested stock granted to our named executive officers vest, during fiscal year 2006, with the exception of the 25% vesting of Mr. Baumbach’s 2006 stock options described above.

Incentive Compensation Plan

On October 11, 2006, our board of directors adopted the Dolan Media Company 2006 Equity Incentive Plan. The plan was subsequently approved by our stockholders on March 5, 2007. The purposes of the plan are to attract and retain qualified persons upon whom, in large measure, our sustained progress, growth and profitability depend, to motivate such persons to achieve long-term company goals and to more closely align such persons’ interests with those of our other stockholders by providing them with a proprietary interest in our growth and performance. Our executive officers, employees, consultants and non-employee directors are eligible to participate in the plan. On October 11, 2006, pursuant to the plan, we issued to certain of our employees incentive stock options to purchase an aggregate of 126,000 shares of our common stock at an exercise price of $2.22 per share. One-fourth of these stock options vested on the date of grant. The remaining three-fourths of these stock options will vest in three equal annual installments commencing on the first anniversary of the date of grant. On June 22, 2007, our board of directors amended and restated the plan to, among other things, (1) increase the number of shares of our common stock reserved for issuance under the plan from 126,000 (all of which are issuable upon exercise of outstanding options granted on October 11, 2006) to 2,700,000, (2) add the ability to issue annual cash incentive awards and (3) rename the plan the

Dolan Media Company 2007 Incentive Compensation Plan. The amended and restated plan was subsequently approved by our stockholders on July 9, 2007.

Administration of Plan

The plan is administered by our compensation committee, or the committee, which interprets the plan and has broad discretion to select the eligible persons to whom awards will be granted, as well as the type, size and terms and conditions of each award, including the exercise price of stock options, the number of shares subject to awards and the expiration date of, and the vesting schedule or other restrictions applicable to, awards. The committee may establish, amend, suspend or waive any rules relating to the plan, and make any other determination or take any other action that may be necessary or advisable for the administration of the plan. Except as otherwise expressly provided in the plan, all determinations, designations, interpretations and other decisions of the committee are final, conclusive and binding. All determinations of the committee will be made by a majority of its members. While the committee has the general authority to administer the plan and the awards to be granted thereunder, our board of directors and Chief Executive Officer have each been granted authority to grant specific awards pursuant to our guidelines for equity awards. Our board of directors has the authority to determine, upon the recommendation of the committee, the awards to be made to non-employee directors. In addition, the committee has delegated to our Chief Executive Officer the authority to grant option awards in connection with the hiring of new non-executive employees and/or the promotion of non-executive employees. The Chief Executive Officer, however, may only grant options exercisable for (1) an aggregate of 45,000 shares of our common stock to non-executive employees during each fiscal year and (2) 9,000 shares of our common stock to any one non-executive employee during each fiscal year.

Awards

The plan allows us to grant the following types of awards:

•	options (non-qualified and incentive stock options);

•	stock appreciation rights, or SARs;

•	restricted stock;

•	restricted stock units;

•	deferred shares;

•	performance units;

•	other stock-based awards; and

•	annual cash incentive awards.

In any calendar year, no grantee may be granted awards for options, SARs, restricted stock, deferred stock, restricted stock units or performance units (or any other award that is determined by reference to the value of shares of our common stock or appreciation in the value of such shares) that exceed, in the aggregate, 450,000 underlying shares of our common stock. No grantee may be granted cash awards for any grant year that exceed 300% of the grantee’s annual base salary, up to a maximum of $1.0 million of base salary.

Options.  Options may be granted by the committee (or the board of directors or our Chief Executive Officer as provided above) and may be either non-qualified options or incentive stock options. Options are subject to the terms and conditions, including vesting conditions, set by the committee (and incentive stock options are subject to further statutory restrictions that are set forth in the plan). The exercise price for all stock options granted under the plan will be determined by the committee (or the board of directors or our Chief Executive Officer as provided above), except that no stock options can be granted with an exercise price that is less than 100% of the fair market value of our common stock on the date of grant. Further, stockholders who own greater than 10% of our voting stock will not be granted incentive stock options that have an exercise price less than 110% of the fair market value of our common stock on the date of grant. The term of all stock options granted under the plan will be determined by the committee (or the board of directors or our Chief Executive Officer as provided above), but may not exceed 10 years (five years for incentive stock options granted to stockholders who own greater than 10% of our voting stock). No incentive stock option may be granted to an optionee, which, when combined with all other incentive stock options becoming exercisable in any calendar year that are held by that optionee, would have an aggregate fair market value in excess of $100,000. In the event an optionee is awarded $100,000 in incentive stock options in any calendar year, any incentive stock options in excess of $100,000 granted during the same year will be treated as non-qualified stock options. Each stock option will be exercisable at such time and pursuant to such terms and conditions as determined by the committee (or the board of directors or our Chief Executive Officer as provided above) in the applicable stock option agreement. Each option gives the grantee the right to receive a number of shares of our common stock upon exercise of the option and payment of the exercise price. The exercise price may be paid by cash (including cash obtained through a broker selling the share acquired on exercise) or, if approved by the committee, shares of our common stock or restricted common stock.

Stock Appreciation Rights, or SARs.  All SARs must be granted on a stand-alone basis (i.e., not in conjunction with stock options granted under the plan). A SAR granted under the plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of our common stock over a specified price, known as the strike price, fixed by the committee, which will not be less than 100% of the fair market value of our common stock on the grant date of the SAR. Payment may be made in cash, shares of our common stock, or other property, in any combination as determined by the committee.

Restricted Stock and Restricted Stock Units.  Restricted stock is our common stock that is forfeitable until the restrictions lapse. Restricted stock units are rights granted as an award to receive shares of our common stock, conditioned upon the satisfaction of restrictions imposed by the committee. The committee will determine the restrictions for each award and the purchase price in the case of restricted stock, if any. Restrictions on the restricted stock and restricted stock units may include time-based restrictions, the achievement of specific performance goals or, in the case of restricted stock units, the occurrence of a specific event. Vesting of restricted stock and restricted stock units is conditioned upon the grantee’s continued employment. Grantees do not have voting rights in restricted stock units. If the performance goals are not achieved or the restrictions do not lapse within the time period provided in the award agreement, the grantee will forfeit his or her restricted stock and/or restricted stock units.

Deferred Stock.  Deferred stock is the right to receive shares of our common stock at the end of a specified deferral period. The committee will determine the number of shares and terms and conditions for each deferred stock award, and whether such deferred stock will be acquired upon the lapse of restrictions on restricted stock or restricted stock units. Grantees do not have voting rights in deferred stock, but grantees’ deferred stock may be credited with dividend equivalents to the extent dividends are paid or distributions made during the deferral period.

Performance Units.  Performance units are any grant of (1) a bonus consisting of cash or other property the amount and value of which, and/or the receipt of which, is conditioned upon the achievement of certain performance goals specified by the committee, or (2) a unit valued by reference to a designated amount of property. Performance units may be paid in cash, shares of common stock or restricted stock units. The committee will determine the number and terms of all performance units, including the performance goals and performance period during which such goals must be met. If the performance goals are not attained during the performance period specified in the award agreement, the grantee will forfeit all of his or her performance units.

Annual Cash Incentive Awards.  The plan includes annual cash incentive awards. The committee will determine the amounts and terms of all annual cash incentive awards, including performance goals, which may be weighted for different factors and measures. The committee will designate individuals eligible for annual cash incentive awards within the first 90 days of the year for which the annual cash incentive award will apply, with certain exceptions, and will certify attainment of performance goals within 90 days following the end of each year. In addition, the committee will establish the threshold, target and maximum annual cash incentive award opportunities for each grantee.

Performance-Based Compensation

The objective performance criteria for awards (other than stock options and SARs) granted under the plan that are designed to qualify for the performance-based exception from the tax deductibility limitations of Section 162(m) of the Code and are to be based on one or more of the following measures:

•	earnings (either in the aggregate or on a per share basis);

•	net income or loss (either in the aggregate or on a per share basis);

•	operating profit;

•	EBITDA or adjusted EBITDA;

•	growth or rate of growth in cash flow;

•	cash flow provided by operations (either in the aggregate or on a per share basis);

•	free cash flow (either in the aggregate or on a per share basis);

•	costs;

•	gross revenues;

•	reductions in expense levels in each case, where applicable, determined either on a company-wide basis or in respect of any one or more business units;

•	operating and maintenance cost management and employee productivity;

•	stockholder returns (including return on assets, investments, equity, or gross sales);

•	return measures (including return on assets, equity, or sales);

•	growth or rate of growth in return measures;

•	share price (including growth measures and total stockholder return or attainment by the shares of a specified value for a specified period of time);

•	net economic value;

•	economic value added;

•	aggregate product unit and pricing targets;

•	strategic business criteria, consisting of one or more objectives based on meeting specified revenue, market share, market penetration, geographic business expansion goals, objectively identified project milestones, production volume levels, cost targets, and goals relating to acquisitions or divestitures;

•	achievement of business or operational goals such as market share and/or business development;

•	achievement of diversity objectives;

•	results of customer satisfaction surveys; or

•	debt ratings, debt leverage and debt service.

Change in Control

Except as otherwise set forth in an award agreement, in the event of a change in control (as defined in the plan) of Dolan Media Company, all awards will become vested and all restrictions will lapse, as applicable, except that no payment of an award shall be accelerated to the extent that such payment would violate Section 409A of the Internal Revenue Code. The committee may, in order to maintain a grantee’s rights in the event of any change in control, (1) make any adjustments to an outstanding award to reflect such change in control or (2) cause the acquiring or surviving entity to assume or substitute rights with respect to an outstanding award. Furthermore, the committee may cancel any outstanding unexercised options or SARs (whether or not vested) that have an exercise price or strike price, as applicable, that is greater than the fair market value of our common stock as of the date of the change in control. Under the plan, the committee will also have the ability to cash out any options or SARs (whether or not vested) that have an exercise price or strike price, as applicable, that is less than the fair market value of our common stock as of the date of the change in control.

Termination of Employment

With respect to stock options and SARs granted pursuant to an award agreement, unless the applicable award agreement provides otherwise, in the event of a grantee’s termination of employment or service for any reason other than cause, retirement, disability or death, such grantee’s stock options or SARs (to the extent exercisable at the time of such termination) will remain exercisable until 60 days after such termination and thereafter will be cancelled and forfeited to us. Unless the applicable award agreement provides otherwise, in the event of an grantee’s termination of employment or service due to retirement, disability or death, such grantee’s stock options or SARs (to the extent exercisable at the time of such termination) will remain exercisable until one year after such termination and thereafter will be cancelled and forfeited to us. In the event of a grantee’s termination of employment or service for cause, such grantee’s outstanding stock options or SARs will immediately be cancelled and forfeited to us.

Unless the applicable award agreement provides otherwise, (1) with respect to restricted stock, in the event of a grantee’s termination of employment or service for any reason other than death or disability, all unvested shares will be forfeited to us, (2) upon termination because of death or disability, all unvested shares of restricted stock will immediately vest, (3) all performance units and unvested restricted stock units will be forfeited upon termination for any reason, and (4) annual cash incentive awards will be forfeited in the event of a grantee’s termination of employment or service, if the performance goals have not been met as of the date of termination.

Amendment and Termination

Unless the plan is earlier terminated by our board of directors, the plan will automatically terminate on June 22, 2017. Awards granted before the termination of the plan may extend beyond that date in accordance with their terms. The committee is permitted to amend the plan or the terms and conditions of outstanding awards, including to extend the exercise period and accelerate the vesting schedule of such awards, but no such action may adversely affect the rights of any participant with respect to outstanding awards without the applicable grantee’s written consent and no such action or amendment may violate rules under Section 409A of the Code regarding the form and timing of payment of deferred compensation. Stockholder approval of any such amendment will be obtained if required to comply with applicable law or the rules of The New York Stock Exchange.

Transferability

Unless otherwise determined by the committee, awards granted under the plan are not transferable except by will or the laws of descent and distribution. The committee will have sole discretion to permit the transfer of an award to certain family members specified in the plan.

Adjustments

In the event a stock dividend, stock split, reorganization, recapitalization, spin-off, or other similar event affects shares such that the committee determines an adjustment to be appropriate to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the plan, the committee will (among other actions and subject to certain exceptions) adjust the number and type of shares available under the plan, the number and type of shares subject to outstanding awards and the exercise price of outstanding stock options and other awards.

Grants and Registration

On the date of this prospectus, we intend to grant pursuant to the plan (1) non-qualified stock options exercisable for 873,157 shares of our common stock, with a per share exercise price equal to the initial public offering price, to our executive officers, various non-executive management employees and our non-employee directors and (2) 193,829 shares of restricted stock to our non-executive employees. The non-qualified stock options granted will vest in four equal annual installments commencing on the first anniversary of the grant date and will terminate seven years after the grant date. The restricted stock granted to our non-management employees will vest in five equal installments commencing on the date this offering is consummated and each of the first four anniversaries of the grant date. The restricted stock granted to our non-executive management employees will vest in four equal annual installments commencing on the first anniversary of the grant date. In connection with these restricted stock awards, we expect (1) our management employees to agree to restrictive covenants that will survive one year following termination of employment pursuant to which each employee agrees to not compete with our business, subject to certain limited exceptions, or solicit or interfere with our relationships with our customers, employees and independent contractors and (2) our other employees to agree to the non-solicitation restriction. If any of these restrictive covenants or confidentiality provisions or the similar covenants and provisions contained in an executive officer’s employment agreement or restrictive covenant agreement is breached by a grantee that has been awarded options or restricted stock on the date of this prospectus, the grantee will be required to forfeit unexercised options and shares related to the grant that he or she still owns and pay us an amount equal to the consideration he or she received upon disposal of related shares.

On the date of this prospectus, we intend to file a registration statement on Form S-8 covering the shares of our common stock reserved for issuance under the plan, including the shares of restricted stock we intend to issue on the date of this prospectus.

Non-qualified Deferred Compensation for 2006

Our named executive officers did not earn any non-qualified deferred compensation benefits from us during the year ended December 31, 2006.

Pension Benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or supplemental retirement plans sponsored by us during the year ended December 31, 2006.

Potential Payments Upon Termination or Change in Control

As of December 31, 2006, we were party to certain agreements that would have required us to provide compensation to Messrs. Dolan, Trott and Baumbach in the event that their employment with us was terminated or if we experienced a change in control. A description of these agreements follows below. A quantitative analysis of the amount of compensation payable to each of these named executive officers in each situation involving a termination of employment or change in control, assuming that each had occurred as of December 31, 2006, is listed in the tables below.

Under Mr. Dolan’s employment agreement dated as of April 1, 2002, which was in effect as of December 31, 2006, if Mr. Dolan’s employment was terminated by us without cause or by Mr. Dolan with good reason (as such terms are defined below), then in addition to his base salary and benefits through the termination date and any unpaid annual short-term incentive payment due to Mr. Dolan for the preceding fiscal year, we would provide Mr. Dolan (1) for a period of twelve months from the date of termination severance pay equal to his base salary, (2) a pro-rated portion of his annual short-term incentive payment that would have been payable to him for such fiscal year had he remained employed by us for the entire year, and (3) medical and dental benefits for Mr. Dolan and his covered dependents for a period of eighteen months following his termination. If Mr. Dolan’s employment was terminated due to his death or disability or by us for cause, we would pay to Mr. Dolan (1) any accrued but unpaid base salary and benefits earned through the date of termination, and (2) a pro-rated portion of his annual short-term incentive payment that would have been payable to him for such fiscal year had he remained employed by us for the entire year in the case of termination due to death or disability.

“Cause” was defined in Mr. Dolan’s employment agreement dated as of April 1, 2002, to mean the occurrence of any of the following events: (1) a material breach by Mr. Dolan of his employment agreement that remains uncured for 30 days after he receives notice of the breach; (2) Mr. Dolan continues to willfully and materially fail to perform his duties under his employment agreement, or engages in excessive absenteeism unrelated to illness or permitted vacation, for a period of 30 days after delivery of a written demand for performance that specifically identifies the manner in which we believe Mr. Dolan has not performed his duties; (3) Mr. Dolan is convicted of, or pleads guilty or nolo contendere to, theft, fraud, misappropriation or embezzlement in connection with our or our affiliates’ business, (4) Mr. Dolan is convicted of, or pleads guilty or nolo contendere to, criminal misconduct constituting a felony, or (5) Mr. Dolan’s use of narcotics, liquor or illicit drugs has a detrimental effect on the performance of his responsibilities or duties. For purposes of Mr. Dolan’s employment agreement dated as of April 1, 2002, “good reason” was defined to mean: (1) we move our principal offices from the Minneapolis-St. Paul metropolitan area and require Mr. Dolan to relocate, (2) we remove Mr. Dolan as our chief executive officer or substantially diminish his duties or responsibilities; (3) our stockholders remove Mr. Dolan from, or fail to re-elect Mr. Dolan as Chairman of, our Board of Directors, (4) we materially breach any of our obligations under Mr. Dolan’s employment agreement, which breach remains uncured for 30 days after we receive notice of the breach, (5) a diminution in Mr. Dolan’s base salary or the target amount of any annual short-term incentive payment, or a material diminution in benefits available to Mr. Dolan, other than (a) an inadvertent and isolated act or omission that is promptly cured upon notice to us or, (b) a diminution of benefits applicable to our other senior executive officers, (6) the failure of our successor in a change in control to assume Mr. Dolan’s employment agreement in connection with such change in control, (7) the occurrence of a change of control resulting from the sale of the assets that compose our database operations, or (8) on or after a change of control, a notice by us to Mr. Dolan to terminate the automatic daily extension of the employment period.

Under APC’s employment agreement with David A. Trott dated March 14, 2006, if APC terminates Mr. Trott’s employment without cause, then (1) if the termination occurs prior to March 14, 2008, APC must continue to pay Mr. Trott his salary for the remainder of the term, (2) APC must pay Mr. Trott a monthly severance amount of $21,666.67 for the twelve-month period beginning on the later of April 30, 2008 and the last day of the month following the termination date and (3) APC must provide medical insurance to Mr. Trott for the twelve-month period following the termination date.

For purposes of Mr. Trott’s employment agreement, “cause” means (1) Mr. Trott has committed an act of dishonesty against APC that results or is intended to result in his gain or personal enrichment or has, or is intended to have, a detrimental effect on the reputation of APC or APC’s business of providing non-legal foreclosure, bankruptcy and eviction processing and related services; (2) Mr. Trott has committed an act or acts of fraud, moral turpitude against APC or a felony; (3) any breach by Mr. Trott of any material provision of his employment agreement that, if curable, has not been cured by Mr. Trott within 10 days of notice of such breach from APC; (4) any intentional act or gross negligence by Mr. Trott (other than an act in good faith and with a reasonable belief that such act was in the best interests of APC) that has, or is intended to have, a detrimental effect on the reputation of APC or its business; or (5) Mr. Trott’s refusal, after notice thereof, to perform specific directives of the President of Dolan Media Company that are reasonable and consistent with the scope and nature of his duties and responsibilities that are set forth in his employment agreement.

In October 2006, we granted options to purchase 4,500 shares of our common stock to Mr. Baumbach. If Mr. Baumbach incurs a termination of service due to his death, disability or retirement, the options may be exercised for a period of one year from the date of such termination to extent that the options were exercisable at the time of his termination. If, however, Mr. Baumbach is terminated for cause, the options (whether or not vested) will be immediately cancelled and forfeited. “Cause” was defined in the Dolan Media Company 2006 Equity Incentive Plan to mean the occurrence of any one of the following: (1) any act of dishonesty, willful misconduct, gross negligence, intentional or conscious abandonment or neglect of duty; (2) commission of a criminal activity, fraud or embezzlement; (3) any unauthorized disclosure or use of confidential information or trade secrets; or (4) any violation of any non-compete or non-disclosure agreement between an employee and us. If Mr. Baumbach incurs a termination of service either without cause or due to a reason other than his death, disability or retirement, the options may be exercised for a period of 60 days from the date of such termination to extent that the options were exercisable at the time of his termination. In the event of a change in control (as was defined in the Dolan Media Company 2006 Equity Incentive Plan), these options will become fully vested and exercisable to the extent not yet vested and exercisable.

The following table describes the potential payments and benefits upon termination of employment or in connection with a change in control for James P. Dolan, our President and Chief Executive Officer, assuming such event occurred as of December 31, 2006.

				Termination
				by
				Mr. Dolan
		Not for		for Good
		Cause		Reason
		Termination		(including
Payments and	Normal	by		Change in		Death or		For Cause
Benefits	Retirement	Company		Control)		Disability		Termination

Base salary	$—	$420,512		$420,512		$—		$—
Non-equity incentive compensation plan payment	—	382,000	(1)	382,000	(1)	382,000	(1)	—
Medical and dental benefits	—	7,781	(2)	7,781	(2)	—		—

Total:	$—	$810,293		$810,293		$382,000		$—

(1)	This amount reflects the non-equity incentive compensation plan payment accrued as of December 31, 2006, which was paid to Mr. Dolan in 2007.

(2)	We self-insure for medical insurance by withholding an amount from participating employees’ compensation to fund our medical insurance program. Reflects 12 months of medical benefits at the withholding rate applicable as of December 31, 2006 and 12 months of dental insurance premiums at the premium amount in effect at December 31, 2006.

The following table describes the potential payments upon termination of employment or in connection with a change in control for David A. Trott, President of APC, assuming such event occurred as of December 31, 2006.

Termination
by
		Not for		Mr. Trott
		Cause		for		Change
Payments and	Normal	Termination	Death or	Good	For Cause	in
Benefits	Retirement	by Company	Disability	Reason	Termination	Control

Base salary(1)	$—	$574,000(1)	$—	$—	$—	$—
Additional severance payments	—	260,000(2)	—	—	—	—
Medical benefits	—	12,278(3)	—	—	—	—

Total:	$—	$846,278	$—	$—	$—	$—

(1)	If the termination date occurs prior to March 14, 2008, we will continue to pay Mr. Trott his annual base salary of $260,000 through March 14, 2008.

(2)	Payments of $21,666.67 commencing on the last day of the calendar month following the month in which the later of March 14, 2008 or the termination date has occurred and continuing on the last day of each of the next 11 months.

(3)	Reflects 12 months of medical benefits at the premium amount in effect at December 31, 2006.

As of December 31, 2006, Mark E. Baumbach, our Vice President, Technology, held 4,500 options to purchase shares of our common stock with an exercise price of $2.22 per share. One-fourth of these options were vested as of December 31, 2006. Under the Dolan Media Company 2006 Equity Incentive Plan, in the event of a change in control, the remaining three-fourths of Mr. Baumbach’s options would immediately vest and become exercisable. Assuming a change in control as of December 31, 2006, and Mr. Baumbach’s exercise and sale of all of the underlying shares of our common stock issued upon exercise of such options that would become exercisable upon a change in control at $4.33 per share (the fair market value of our common stock as of December 31, 2006), Mr. Baumbach would have received $7,121 after paying the exercise price for such options, less any applicable taxes. Mr. Baumbach’s stock options would not vest upon the termination of his employment for any reason.

We have adopted an Executive Change of Control Plan that provides each of our executive officers (and any other members of senior management when the compensation committee adds to the plan in the future), other than Mr. Trott, with certain severance benefits in the case of a qualified change of control event. Under the change of control plan, an executive officer is entitled to receive a severance payment and additional severance benefits if his or her employment with us is terminated by us or the acquiror without cause or by the employee for good reason 90 days prior to or within 12 months following a change in control (as defined below). In connection with such change of control termination, each of Messrs. Dolan, Pollei and Stodder will receive two times his base salary plus annual target short-term incentive amounts for the year in which the termination occurs, and Mr. Baumbach and Ms. Duncomb will receive one times his or her base salary plus annual target short-term incentive amounts for the year in which the termination occurs. In addition, the terminated executive officer will receive 18 months of continuing health and dental coverage on the same terms as the executive officer received such benefits during employment, and will receive outplacement services for 12 months following termination. Under the terms of the change of control plan, if any payments or benefits to which an executive officer becomes entitled are considered “excess parachute payments” under Section 280G of the Internal Revenue Code, then he or she will be entitled to an additional “gross-up” payment from us in an amount such that, after payment by the executive of all taxes, including any excise tax imposed upon the gross-up payment, he or she will retain a net amount equal to the amount he or she would have been entitled to had the excise tax not been imposed upon the payment; provided, however, that if the total payments that the executive officer is entitled to receive from us do not exceed 110% of the greatest amount that could be paid to the executive officer without becoming an excess parachute payment, then no “gross-up” payment will be made by us, and the executive officer’s payments will be reduced to the greatest amount that could be paid without causing the payments to be “excess parachute payments.” Change in control is defined in the plan to mean (1) the acquisition by a third party of more than 50% of our voting shares, (2) a merger, consolidation or other reorganization if our stockholders following such transaction no longer own more than 50% of the combined voting power of the surviving organization, (3) our complete liquidation or dissolution, or (4) a sale of substantially all of our assets.

Under the plan, for Mr. Baumbach and Ms. Duncomb “cause” is defined as (1) the willful and continued failure to substantially perform the executive officer’s duties (other than due to illness or after notice to of termination by us without cause or by the executive officer for good reason) and such failure continues for 10 days after a demand for performance is delivered, or (2) the executive officer willfully engages in illegal or gross misconduct that injures our reputation. The definition of “cause” for Messrs. Dolan, Pollei and Stodder for purposes of the plan will be the same as is contained in such executive officer’s employment agreement.

For purposes of Mr. Dolan’s amended and restated employment agreement, “cause” means the occurrence of any of the following events: (1) a material breach by Mr. Dolan of his employment agreement that remains uncured for 30 days after he receives notice of the breach; (2) Mr. Dolan’s willful and material failure to perform his duties under his employment agreement, including willful excessive absenteeism unrelated to illness or permitted leave, which willful and material failure remains uncured for a period of 30 days after Mr. Dolan’s receipt of written notice of such failure that specifically identifies the alleged failure; (3) Mr. Dolan is convicted of, or pleads guilty or nolo contendere to, theft, fraud, misappropriation or embezzlement in connection with our or our affiliates’ business; or (4) Mr. Dolan is convicted of, or pleads guilty or nolo contendere to, criminal misconduct constituting a felony.

For purposes of Messrs. Pollei and Stodder’s employment agreements, “cause” means the occurrence of any of the following events: (1) a material breach by the executive officer of his employment agreement that remains uncured for 10 days after he receives notice of the breach; (2) the executive officer continues to willfully and materially fail to perform his duties under his employment agreement, or engages in excessive absenteeism unrelated to illness or permitted vacation, for a period of 10 days after delivery of a written demand for performance that specifically identifies the manner in which we believe the executive officer has not performed his duties; (3) the executive officer’s commission of theft, fraud, misappropriation or embezzlement in connection with our or our affiliates’ business; or (4) the executive officer’s commission of criminal misconduct constituting a felony.

Under the plan, for Mr. Baumbach and Ms. Duncomb, “good reason” is defined as (1) the executive officer’s base salary and target short-term incentive opportunity is reduced immediately prior to a change of control, (2) a material or adverse change in the executive officer’s authority, duties, responsibilities, title or offices following a change of control or an adverse change, following a change of control, in the duties, responsibilities, authority or managerial level of the individual(s) to whom the executive officer reports, (3) we require the executive officer to be based more than 50 miles from the executive officer’s employment base prior to a change of control, or (4) our failure to require our successor to assume the change of control plan. The definition of “good reason” for Messrs. Dolan, Pollei and Stodder for purposes of the plan will be the same as is contained in such executive officer’s employment agreement.

For purposes of Mr. Dolan’s amended and restated employment agreement, “good reason” means: (1) we move our principal offices from the Minneapolis-St. Paul metropolitan area and require Mr. Dolan to relocate, (2) we remove Mr. Dolan as our chief executive officer or substantially diminish his duties or responsibilities; (3) we materially breach any of our obligations under Mr. Dolan’s employment agreement, that remains uncured for 30 days after we receive notice of the breach; or (4) a diminution in Mr. Dolan’s base salary or the target amount of any annual short-term incentive payment, or a material diminution in benefits available to Mr. Dolan, other than: an inadvertent and isolated act or omission that is promptly cured upon notice to us or a diminution of benefits applicable to our other senior executive officers.

For purposes of Messr. Pollei and Stodder’s employment agreement, “good reason” means: (1) we move our principal offices from the Minneapolis-St. Paul metropolitan area and require the executive officer to relocate, (2) any material diminution by us in the executive officer’s duties or responsibilities inconsistent with the terms of his employment agreement which remains uncured for 30 days after we receive notice; (3) we materially breach any of our obligations under the executive officer’s employment agreement, that remains uncured for 30 days after we receive notice of the breach, or (4) a diminution in the executive officer’s base salary or the target amount of any annual short-term incentive payment, or a material diminution in benefits available to the executive officer, other than: an inadvertent and isolated act or omission that is promptly cured upon notice to us or a diminution of benefits applicable to our other senior executive officers.

In addition, our employment agreements with Messrs. Dolan, Pollei and Stodder contain severance arrangements pursuant to which each such executive officer will receive severance benefits if, in the absence of a change in control, their employment with us is terminated by us without cause or if such executive officer terminates his employment with us for good reason. See “Executive Compensation — Employment Agreements” for further information regarding the terms of these employment agreements. In connection with becoming participants in the plan, Mr. Baumbach and Ms. Duncomb will enter into restrictive covenant agreements with us pursuant to which, for one year following expiration or termination of their employment with us, they will agree to not compete with our business, subject to certain limited exceptions, or solicit or interfere with our relationships with our customers, employees and independent contractors.

Employee Stock Purchase Plan

On June 22, 2007 and July 9, 2007, our board of directors and our stockholders, respectively, approved our 2007 employee stock purchase plan. The plan authorizes the issuance of up to an aggregate of 900,000 shares of our common stock to eligible employees. Employees are eligible to participate if we or one of our corporate subsidiaries employ them for at least 20 hours per week on a continuous basis. The plan will be administered by our compensation committee.

The plan, which is intended to qualify under Section 423 of the Internal Revenue Code, will be implemented through a series of offering periods. The plan generally provides for three-month offering periods beginning on January 1, April 1, July 1 and October 1 of each calendar year, or as otherwise determined by the compensation committee. The compensation committee has the ability to change the duration and/or frequency of offer periods under the plan and will determine the first offer period under the plan, which is expected to begin on or after January 1, 2008.

At the end of each quarter, an automatic purchase will be made for participants. Eligible employees may purchase common stock through payroll deductions, which in any event must be at least 1% but may not exceed 10% of an employee’s compensation. Such purchases will be made at a price equal to 85% of the fair market value (i.e., closing price) of a share of common stock on the first or last day of the offer period, whichever is less. Employees will be prohibited from selling the shares of common stock they purchase under the plan for a period of six months.

Under the plan, no employee will be granted an option to purchase our common stock under the plan if immediately after the grant the employee would own common stock, including any outstanding options to purchase common stock, equaling 5% or more of the total voting power or value of all classes of our stock. In addition, the plan provides that no employee will be granted an option to purchase stock if the option would permit the employee to purchase common stock under all of our employee stock purchase plans in an amount that exceeds $25,000 of the fair market value of such stock for each calendar year in which the option is outstanding.

For each employee, his or her participation will end automatically upon termination of employment with the company. In addition, employees may end their participation in the plan at any time. In the event of a merger or consolidation of us with and into another person or the sale of transfer of all or substantially all of our assets, the compensation committee may, in its sole discretion, elect to accelerate any rights to purchase stock under the plan and/or terminate such rights.

Our board of directors has the authority to amend or terminate the plan, except that, subject to certain exceptions described in the plan, no such action may adversely affect any outstanding rights to purchase stock under the plan. On the date of this prospectus, we intend to file a registration statement on Form S-8 covering the shares of our common stock reserved for issuance under the plan.

Director Compensation

The following table provides information for fiscal year ended December 31, 2006, regarding all plan and non-plan compensation awarded to, earned by or paid to each of our directors. Other than as set forth in the table and the narrative that follows it, we did not make any equity or non-equity awards to directors or pay any other compensation to our directors.

	Fees Earned or		All Other
Name	Paid in Cash		Compensation		Total

James P. Dolan	—		—		—
Dean Bachmeier(1)	—		—		—
Pierre Bédard(2)	$12,000		—		$12,000
John C. Bergstrom	24,000		$5,598	(4)	29,598
Cornelis J. Brakel	41,752	(5)	—		41,752
Edward Carroll	—		—		—
Anton J. Christianson	—		—		—
Peni Garber	—		—		—
Earl Macomber(3)	—		—		—
Jacques Massicotte	—		—		—
George Rossi	39,000		—		39,000
David Michael Winton	—		—		—

(1)	Mr. Bachmeier resigned as our a director in March 2007, but served as a member of our board of directors during fiscal year ended December 31, 2006.

(2)	Mr. Bédard resigned as our a director in March 2007, but served as a member of our board of directors during fiscal year ended December 31, 2006.

(3)	Mr. Macomber resigned as our a director in March 2007, but served as a member of our board of directors during fiscal year ended December 31, 2006.

(4)	We self-insure for medical insurance by withholding an amount from participants’ compensation to fund our medical insurance program. Reflects amounts not withheld from Mr. Bergstrom’s compensation as a director that were withheld from participating employees in 2006 for medical insurance.

(5)	Reflects the conversion of amounts paid to Mr. Brakel in euros to U.S. dollars. The amount paid in euros was translated into U.S. dollars using the spot market rate of exchange on the applicable dates.

Effective upon consummation of this offering, each non-employee director will be paid an annual retainer of $20,000 ($5,000 per quarter) for their services as directors, $1,000 for each board meeting attended in person and $500 for each telephonic board meeting attended. Directors serving on board committees will be paid $500 for each committee meeting attended in person and $250 for each meeting attended telephonically. In addition, each committee member will be paid an additional annual retainer of $4,000 ($1,000 per quarter), and each director serving as the committee chair will be paid an additional annual retainer of $4,000 ($1,000 per quarter). We also intend to grant to each non-employee director non-qualified stock options exercisable for shares of our common stock on the date of each regular annual stockholders meeting if such director is elected at such meeting to serve as a non-employee director or continues to serve as a non-employee director using a formula that provides for awards with an economic value, calculated consistent with SFAS No. 123(R), equal to a percentage of the expected cash payments to be made to such non-employee director in the form of the annual retainer and attendance fees. We expect to make grants of stock options (1) to each non-employee director on the date of this prospectus having a target economic value that is 150% of such expected cash payments, (2) to each continuing director on the date of each annual stockholders meeting having a target economic value that is 100% of such expected cash payments and (3) to each newly elected director having a target economic value equal to 200% of such expected cash payments. Therefore, on the date of this prospectus, we expect to grant stock options to purchase 12,759, 10,892, 9,647, 11,826, 9,959, 11,203, 7,780 and 9,647 shares of common stock to Messrs. Bergstrom, Brakel, Carroll, Christianson, Massicotte, Rossi, Winton and Ms. Garber, respectively, under our incentive compensation plan. The non-qualified stock options granted to non-employee directors will vest in four equal annual installments commencing on the first anniversary of the grant date. All options granted to non-employee directors will terminate seven years after the grant date. All directors are also reimbursed for their reasonable out-of-pocket expenses incurred in attending board and board committee meetings and associated with board or board committee responsibilities.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transaction Policy

Our board of directors recognizes that transactions or other arrangements between us and any of our directors or executive officers may present potential or actual conflicts of interest. Accordingly, as a general matter, it is our board’s preference to avoid such transactions and other arrangements. Nevertheless, our board recognizes that there are circumstances where such transactions or other arrangements may be in, or not inconsistent with, our best interests. We have adopted a formal written policy that requires any transaction, arrangement or relationship in which we will be a participant and the amount involved exceeds $120,000, and in which any related person (directors, executive officers, stockholders owning at least 5% of any class of our voting securities, their immediate family members and any entity in which any of the foregoing persons is employed or is a general partner or principal) had or will have a direct or indirect material interest, to be submitted to our audit committee for review, consideration and approval. In the event that a proposed transaction with a related person involves an amount that is less than $120,000, the transaction will be subject to the review and approval of our Chief Financial Officer (or our Chief Executive Officer in the event the Chief Financial Officer, an immediate family member of the Chief Financial Officer, or an entity in which any of the foregoing persons is employed or is a general partner or principal is a party to such transaction). If the transaction is approved by the Chief Financial Officer or Chief Executive Officer, such officer will report the material terms of the transaction to our audit committee at its next meeting. The policy provides for periodic monitoring of pending and ongoing transactions. In approving or rejecting the proposed transaction, our audit committee will consider the relevant facts and circumstances available to the audit committee, including, (1) the impact on a director’s independence if the related person is a director or his or her family member or related entity, (2) the material terms of the proposed transaction, including the proposed aggregate value of the transaction, (3) the benefits to us, (4) the availability of other sources for comparable services or products (if applicable), and (5) an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to our employees generally. Our audit committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests and the best interest of our stockholders.

The following is a summary of transactions since January 1, 2006, to which we have been a party in which the amount involved exceeded $120,000 and in which any related person had or will have a direct or indirect material interest, other than compensation arrangements that are described under the sections of this prospectus captioned “Compensation Discussion and Analysis” and “Executive Compensation,” or that we otherwise believe should be disclosed. All of the transactions described below were entered into prior to the adoption of a formal written policy regarding related party transactions.

Redemption of Preferred Stock

As described in “Use of Proceeds,” upon consummation of this offering, we will redeem all outstanding shares of series A preferred stock and shares of series A preferred stock and series B preferred stock issued upon conversion of our series C preferred stock. In connection with the redemption:

•	all outstanding shares of our series C preferred stock will convert into shares of our series A preferred stock and series B preferred stock and a total of 5,093,145 shares of our common stock upon consummation of this offering;

•	we will use approximately $55,798,000 of our net proceeds from this offering to redeem all shares of our series A preferred stock (including shares issued upon conversion of all outstanding shares of our series C preferred stock) upon consummation of this offering; and

•	we will use approximately $45,136,000 of our net proceeds from this offering to redeem all outstanding shares of our series B preferred stock, all of which will be issued upon conversion of all outstanding shares of our series C preferred stock.

Several of our executive officers and current or recent members of our board of directors, their immediate family members and affiliated entities, some of which are selling stockholders, hold shares of our series A preferred stock and series C preferred stock:

•	ABRY Mezzanine Partners, L.P. and ABRY Investment Partners, L.P., or the ABRY funds, currently own 25,000 shares, or approximately 66%, of our outstanding series C preferred stock and, upon completion of this offering and conversion of these shares of series C preferred stock, will receive 3,339,171 shares of our common stock, 128,268 shares of our series A preferred stock and 25,000 shares of our series B preferred stock. Upon consummation of this offering, we will redeem these shares of series A preferred stock and series B preferred stock for an aggregate of $42,342,416 and, assuming the underwriters do not exercise their option to purchase additional shares, the ABRY funds will own 3,339,171 shares, or approximately 13.3%, of our outstanding common stock. Peni Garber, one of our directors, is an employee and officer of ABRY Partners, LLC, a service provider to, and a sponsor and affiliate of, the ABRY funds, and was designated as a member of our board by the ABRY funds.

•	BG Media Investors, L.P., or BGMI, currently owns 1,460,745 shares, or approximately 15.7%, of our outstanding common stock and 58,227 shares, or approximately 20%, of our outstanding series A preferred stock. Upon consummation of this offering, we will redeem these shares of series A preferred stock for $7,351,025 and, assuming the underwriters do not exercise their option to purchase additional shares, BGMI will own 1,460,745 shares, or approximately 5.8%, of our outstanding common stock. Edward Carroll, one of our directors, and Earl Macomber, who resigned as a director in March 2007, were designated as members of our board by BGMI. Mr. Carroll is a member of the general partner of BGMI and Mr. Macomber is an interest holder in the general partner of BGMI.

•	Caisse de dépôt et placement du Québec, or CDPQ, currently owns 2,285,865 shares, or approximately 24.5%, of our outstanding common stock, 91,117 shares, or approximately 32%, of our outstanding series A preferred stock and 6,500 shares, or approximately 17%, of our outstanding series C preferred stock and, upon completion of this offering and conversion of these shares of series C preferred stock, will receive 868,184 shares of our common stock, 33,350 shares of our series A preferred stock and 6,500 shares of our series B preferred stock. Upon consummation of this offering, we will redeem these shares of series A preferred stock and series B preferred stock for an aggregate of $22,532,227 and, assuming the underwriters do not exercise their option to purchase additional shares, CDPQ will own 3,154,049 shares, or approximately 12.6%, of our outstanding common stock. Jacques Massicotte and George Rossi, both of whom are our directors, and Pierre Bédard, who resigned as a director in March 2007, were designated as members of our board by CDPQ.

•	Cherry Tree Ventures IV Limited Partnership, or Cherry Tree, currently owns 883,998 shares, or approximately 9.5%, of our outstanding common stock and 35,237 shares, or approximately 12%, of our outstanding series A preferred stock. Upon consummation of this offering, we will redeem these shares of series A preferred stock for $4,448,590 and Cherry Tree will own 883,998 shares, or approximately 3.5%, of our outstanding common stock. Anton Christianson, one of our directors, is managing partner of Cherry Tree Investments, an affiliate of Cherry Tree, and was designated as a member of our board by Cherry Tree. John Bergstrom, one of our directors, is a former senior associate of Cherry Tree Investments.

•	DMIC LLC, or DMIC, currently owns 460,125 shares, or approximately 4.9%, of our outstanding common stock, 18,341 shares, or approximately 6%, of our outstanding series A preferred stock and 5,030 shares, or approximately 13%, of our outstanding series C preferred stock and, upon completion of this offering and conversion of these shares of series C preferred stock, will receive 671,841 shares of our common stock, 25,808 shares of our series A preferred stock and 5,030 shares of our series B preferred stock. Upon consummation of this offering, we will redeem these shares of series A preferred stock and series B preferred stock for an aggregate of $10,850,216 and DMIC will own 1,131,966 shares, or approximately 4.5%, of our outstanding common stock. Dean Bachmeier, who resigned as a director in March 2007, is principal of Private Capital Management, Inc., an affiliate of DMIC, and was designated as a member of our board by DMIC.

•	The David J. Winton trust, or the Winton trust, currently owns 264,123 shares, or approximately 2.8%, of our outstanding common stock, 10,528 shares, or approximately 4%, of our outstanding series A preferred stock and 250 shares, or approximately 1%, of our outstanding series C preferred stock and, upon completion of this offering and conversion of these shares of our series C preferred stock, will receive 33,392 shares of our common stock, 1,283 shares of our series A preferred stock and 250 shares of our series B preferred stock. Upon consummation of this offering, we will redeem these shares of series A preferred stock and series B preferred stock for an aggregate of $1,753,356 and the Winton trust will own 297,515 shares, or approximately 1.2%, of our outstanding common stock. David Michael Winton, one of our directors, is the income beneficiary of the Winton trust and was designated as a member of our board by the Winton trust.

•	Parsnip River Company, L.P., or Parsnip, currently owns 486,846 shares, or approximately 5.2%, of our outstanding common stock, 19,406 shares, or approximately 7%, of our outstanding series A preferred stock, 250 shares, or approximately 1%, of our outstanding series C preferred stock and, upon completion of this offering and conversion of these shares of our series C preferred stock, will receive 33,392 shares of our common stock, 1,283 shares of our series A preferred stock and 250 shares of our series B preferred stock upon. Upon consummation of this offering, we will redeem these shares of series A preferred stock and series B preferred stock for an aggregate of $2,874,183 and Parsnip will own 520,238 shares, or approximately 2.1%, of our outstanding common stock. David Michael Winton, one of our directors, is the managing general partner of Parsnip.

•	James P. Dolan, our Chairman, President and Chief Executive Officer, currently directly owns 1,195,947 shares, or approximately 12.8%, of our outstanding common stock, 7,127 shares, or approximately 2%, of our outstanding series A preferred stock and 350 shares, or approximately 1%, of our outstanding series C preferred stock and, upon completion of this offering and conversion of these shares of our series C preferred stock, Mr. Dolan will directly receive 46,748 shares of our common stock, 1,796 shares of our series A preferred stock and 350 shares of our series B preferred stock. Upon consummation of this offering, we will redeem these shares of series A preferred stock and series B preferred stock for an aggregate of $1,493,655, and Mr. Dolan will directly own 1,242,695 shares, or approximately 4.9%, of our outstanding common stock. In addition, Mr. Dolan’s sisters currently own 1,350 shares of our outstanding common stock and 27 shares of our outstanding series A preferred stock that we will also redeem and Mr. Dolan’s spouse currently owns 25 shares of our outstanding series C preferred stock that will also convert into series A preferred stock and series B preferred stock that we will redeem and common stock.

•	John Bergstrom, one of our directors, currently owns 46,152 shares, or approximately 0.49%, of our outstanding common stock and 46 shares, or approximately 0.02%, of our outstanding series A preferred stock. Upon consummation of this offering, we will redeem these shares of series A preferred stock for an aggregate of $5,808, and Mr. Bergstrom will own 46,152 shares, or less than 1%, of our outstanding common stock.

•	Scott J. Pollei, our Chief Financial Officer, has an IRA account that currently owns 50 shares, or approximately 0.13%, of our outstanding series C preferred stock, and upon completion of this offering and conversion of these shares of our series C preferred stock, Mr. Pollei’s account will receive 6,678 shares of our common stock, 257 shares of our series A preferred stock and 50 shares of our series B preferred stock. Upon consummation of this offering, we will redeem these shares of series A preferred stock and series B preferred stock for an aggregate of $84,884, and Mr. Pollei’s IRA will own 6,678 shares, or less than 1%, of our outstanding common stock. In addition, Mr. Pollei’s brother currently owns 150 shares of our outstanding series C preferred stock that will also convert into series A preferred stock and series B preferred stock that we will redeem and common stock.

•	Mark W.C. Stodder, our Executive Vice President, Business Information, currently owns 99,000 shares, or approximately 1.1%, of our outstanding common stock, and 13 shares, or approximately 0.03%, of our outstanding series C preferred stock and, upon completion of this offering and conversion of these shares of our series C preferred stock, will receive 1,736 shares of our common stock, 67 shares of our series A preferred stock and 13 shares of our series B preferred stock. Upon consummation of this offering, we will redeem these shares of series A preferred stock and series B preferred stock for an aggregate of $22,088 and Mr. Stodder will own 100,736 shares, or less than 1%, of our outstanding common stock.

•	Mark Baumbach, our Vice President of Technology, currently owns 36,000 shares, or approximately 0.4%, of our outstanding common stock, and 5 shares, or approximately 0.01%, of our outstanding series C preferred stock and, upon completion of this offering and conversion of these shares of our series C preferred stock, will receive 668 shares of our common stock, 26 shares of our series A preferred stock and 5 shares of our series B preferred stock. Upon consummation of this offering, we will redeem these shares of series A preferred stock and series B preferred stock for an aggregate of $8,518 and Mr. Baumbach will own 36,668 shares, or less than 1%, of our outstanding common stock.

•	Chicosa Partners LLC, or Chicosa, currently owns 229,779 shares, or approximately 2.5%, of our outstanding common stock and 9,160 shares, or approximately 3%, of our outstanding series A preferred stock. Upon consummation of this offering, we will redeem these shares of series A preferred stock for an aggregate of $1,156,429 and Chicosa will own 229,779 shares, or less than 1%, of our outstanding common stock. Mr. Dolan is the managing member of, and owns a 74.32% membership interest in, Chicosa, and Mr. Dolan’s spouse and Messrs. Pollei, Stodder, Baumbach and Bergstrom are also members of Chicosa that own membership interests of 0.83%, 5.56%, 1.24%, 0.56% and 2.07%, respectively. Chicosa has indicated that it intends to distribute to its members all redemption proceeds it receives upon consummation of this offering.

•	Media Power Limited Partnership, or Media Power, currently owns 236,610 shares, or approximately 2.5%, of our outstanding common stock, 9,432 shares, or approximately 3%, of our outstanding series A preferred stock and 400 shares, or approximately 1%, of our outstanding series C preferred stock and, upon completion of this offering and conversion of these shares of series C preferred stock, will receive 53,427 shares of our common stock, 2,052 shares of our series A preferred stock and 400 shares of our series B preferred stock. Upon consummation of this offering, we will redeem these shares of series A preferred stock and series B preferred stock for an aggregate of $1,869,440 and Media Power will own 290,037 shares, or 1.2%, of our outstanding common stock. Mr. Dolan, Cherry Tree Core Growth Fund, L.L.L.P., an affiliate of Cherry Tree, Adam Smith Growth Partners, L.P. and several employees of Cherry Tree are limited partners of Media Power. Mr. Christianson is the chairman of Adam Smith Companies, LLC, which is a general partner of Media Power, as well as the general partner of Adam Smith Growth Partners, L.P., a limited partner of Media Power. Messrs. Dolan and Bergstrom and several other employees of Cherry Tree are also special limited partners of Media Power. Messrs. Dolan and Bergstrom, Cherry Tree Core Growth Fund, L.L.L.P., Adam Smith Growth Partners, L.P. and Adam Smith Companies LLC own membership interests in Media Power of 10%, 1.4%, 11.4%, 2.1% and 3.9%, respectively.

In addition, several other selling stockholders hold shares of our series A preferred stock or series C preferred stock. The AB Two, LLC, Alan Campell, Craig J. Duchossois, Richard L. Duchossois, Metcalf Family Limited Partnership and U.S.A. Fund, LLLP currently own 274, 1,449, 274, 274, 13,042 and 3,869 shares of our outstanding series A preferred stock, respectively. Upon consummation of this offering, we will redeem these shares of our series A preferred stock for $34,592, $182,933, $34,592, $34,592, $1,646,522 and $488,452, respectively. Christopher A. Eddings and Brian Hunt currently own 10 and 2 shares of our outstanding series C preferred stock, respectively, and, upon completion of this offering and conversion of these shares of series C preferred stock, will receive 1,336 and 267 shares of our common stock, 51 and 10 shares of our series A preferred stock and 10 and 2 shares of our series B preferred stock, respectively. Upon consummation of this offering, we will redeem these shares of series A preferred stock and series B preferred stock for an aggregate of $16,937 and $3,367, respectively. See “Use of Proceeds,” “Principal and Selling Stockholders” and “Description of Capital Stock” for further information regarding the matters discussed above.

Termination of Company Redemption Right

Mr. Baumbach and Mr. Stodder hold 36,000 and 99,000 shares of common stock, respectively, that are subject to our right to redeem such shares upon their termination of employment. Our redemption right will terminate upon the consummation of this offering.

Stock Option and Restricted Stock Grants

On October 11, 2006, we granted stock options under our incentive compensation plan to the following executive officers and selling stockholders that are employees, with an exercise price equal to $2.22 per share, exercisable for the following amounts of common stock:

Number of Shares
of Common Stock
Name	Underlying Options

Mark Baumbach	4,500
Vicki Duncomb	4,500
Christopher A. Eddings	4,500

One-fourth of these options vested on October 11, 2006 and the remaining three-fourths of these options will vest in three equal annual installments commencing on the first anniversary of the date of grant.

On the date of this prospectus, we intend to issue under our incentive compensation plan to the following executive officers, non-employee directors and selling stockholders that are employees stock options, with an exercise price equal to the initial public offering price, exercisable for the following amounts of common stock:

Number of Shares
of Common Stock
Name	Underlying Options

James P. Dolan	211,328
Scott J. Pollei	79,357
Mark W.C. Stodder	70,021
David A. Trott	80,913
Mark Baumbach	52,282
Vicki Duncomb	37,344
John C. Bergstrom	12,759
Cornelis J. Brakel	10,892
Edward Carroll	9,647
Anton J. Christianson	11,826
Peni Garber	9,647
Jacques Massicotte	9,959
George Rossi	11,203
David Michael Winton	7,780
Christopher A. Eddings	16,489
Brian Hunt	5,185

The options will have a seven year term and vest in four equal installments on each of the next four anniversaries of the grant date.

On the date of this prospectus, we also intend to issue under our incentive compensation plan to the following selling stockholders that are employees the number of shares of restricted stock set forth below:

Number of
Shares of
Name	Restricted Stock

Christopher A. Eddings	5,481
Brian Hunt	1,723

The restricted stock granted to these non-executive management employees will vest in four equal installments commencing on the first anniversary of the grant date.

Series C Purchase Agreement

On September 1, 2004, we entered into a stock purchase agreement with the ABRY funds, pursuant to which ABRY Mezzanine Partners, L.P. and ABRY Investment Partners, L.P. purchased 24,955 and 45 shares, respectively, of our series C preferred stock at a purchase price per share of $1,000. In November 2004, we held two additional closings for the sale of an additional 13,132 shares of series C preferred stock at a purchase price per share of $1,000. The stock purchase agreement required that we reimburse the purchasers for their fees and expenses in connection with the purchase of the shares of series C preferred stock. In addition, we agreed to pay to each purchaser a financing fee equal to 1% of the aggregate purchase price of the shares of series C preferred stock that we issued at the applicable closing.

The following table provides information regarding the number of shares of series C preferred stock purchased, the aggregate purchase price paid and the finance fee received by each of the stock purchase agreement purchasers, each of which are one of our directors or executive officers, their immediate family members, entities that are affiliated with current or recent members of our board of directors or selling stockholders:

	Number of Shares of	Aggregate
	Series C Preferred	Purchase	Financing
Purchaser	Stock Purchased	Price	Fee

ABRY Investment Partners, L.P.	45	$45,000	$450
ABRY Mezzanine Partners, L.P.	24,955	24,955,000	249,550
Media Power Limited Partnership	400	400,000	4,000
James P. Dolan and his spouse	375	375,000	3,750
Scott J. Pollei and his brother	200	200,000	2,000
Mark E. Baumbach	5	5,000	50
Mark W.C. Stodder	13	13,000	130
Winton trust	250	250,000	2,500
CDPQ	6,500	6,500,000	65,000
DMIC	5,030	5,030,000	50,300
Parsnip River Company, L.P.	250	250,000	2,500
Christopher A. Eddings	10	10,000	100
Brian Hunt	2	2,000	20

The stock purchase agreement provides the holders of series C preferred stock various rights and contains negative covenants, whereby we agreed that we would not take various material actions without the consent of the holders of a majority of the series C preferred stock. In addition, the holders of a majority of series C preferred stock were granted the right to appoint a non-voting observer, who would have the right to attend each meeting of our board. No such board observer has been appointed. Upon consummation of this offering, the stock purchase agreement will terminate.

Stockholders Agreement

On September 1, 2004, we entered into our amended and restated stockholders agreement with certain of our stockholders, including Messrs. Bergstrom, Brakel, Dolan, Baumbach and Stodder, BGMI, CDPQ, Cherry

Tree Ventures, the ABRY funds, DMIC, Parsnip River Company, L.P., The AB Two, LLC, Metcalf Family Limited Partnership, U.S.A. Fund, LLLP and Messrs. Campell, C. Duchossois, R. Duchossois, Eddings and Hunt, that grants certain rights to, and places certain limitations on, the actions of such stockholders. These rights and restrictions generally include (1) pre-emptive rights with respect to new securities issued by us (not including securities issued in connection with an underwritten public offering, such as this offering); (2) rights of first refusal and co-sale rights with respect to the disposition of our securities; (3) drag-along rights with respect to a sale of substantially all of our assets or our merger or consolidation with another entity whereby our stockholders do not hold a majority of voting rights of the surviving entity; (4) our repurchase rights with respect to shares issued to certain members of management; (5) rights to the appointment of certain members of our board of directors (see “Management — Terms of Directors and Composition of Board of Directors” for additional information regarding these board designation rights); and (6) a holdback agreement prohibiting our stockholders from effecting any public sale of our securities during the period beginning seven days prior to, and ending ninety days following the effective date of, any underwritten public offering of our securities. In addition, the stockholders agreement provides that we generally may not, unless directed by our board of directors, sell or grant common stock to our employees, officers or directors for a price less than the fair market value of such shares.

Upon the consummation of this offering, the stockholders agreement will terminate.

Registration Rights

We entered into an amended and restated registration rights agreement on September 1, 2004 with certain holders of our common stock, series A preferred stock and series C preferred stock, who either (1) purchased an aggregate of 25,000 shares of our series C preferred stock pursuant to a stock purchase agreement dated September 1, 2004, with such holders being known as the senior preferred investors, or (2) contributed certain of their shares of common stock and preferred stock in one of our former affiliates to us in exchange for shares of our common stock and series A preferred stock pursuant to an exchange agreement, dated June 25, 2003, with such holders being known as the initial investors. The stockholders who are parties to the registration rights agreement include Messrs. Bergstrom, Stodder and Dolan, BGMI, CDPQ, Cherry Tree, the ABRY funds, DMIC and Parsnip River Company, L.P., The AB Two, LLC, Metcalf Family Limited Partnership, U.S.A. Fund LLLP and Messrs. Campell, C. Duchossois, R. Duchossois, Eddings and Hunt. After consummation of this offering, any senior preferred investor or initial investor that continues to hold shares of our common stock will continue to have registration rights under the registration rights agreement with respect to such shares to the extent that such shares have not been registered in connection with this offering.

Demand Registration Rights.  The registration rights agreement provides that after consummation of this offering, the senior preferred investors holding a majority of the shares of common stock issued upon conversion of the series C preferred stock may require that we register all or part of their shares, subject to applicable minimum thresholds to be included in the requested registration. The senior preferred investors include CDPQ, the ABRY funds, DMIC and Parsnip River Company, L.P. Furthermore, the initial investors holding at least 35% of our common stock held by the initial investors may require that we register all or part of their shares, subject to applicable minimum thresholds to be included in the requested registration. The initial investors include Messrs. Bergstrom, Stodder and Dolan, BGMI, Cherry Tree and DMIC.

Upon receipt of a demand registration request, we will give notice to all other senior preferred investors and initial investors and will use our reasonable best efforts to effect the registration of all securities requested to be registered pursuant to the demand registration and all other shares requested to be registered by other senior preferred investors or initial investors in written notices delivered to us within thirty days of the demand notice. We will not be obligated to effect more than two demand registrations requested by the senior preferred investors and two demand registrations requested by the initial investors, other than short form registrations, for which we must accept up to four demand registration requests from each of the senior preferred investors and the initial investors. We must pay all expenses in connection with these demand registrations.

Incidental Registration Rights.  Each of the senior preferred investors and initial investors may request that we register their shares of our common stock that the investor received pursuant to either the stock purchase agreement, in the case of the senior preferred investors, or the exchange agreement, in the case of the initial investors, under the Securities Act, if we register any of our securities for public sale. We will use our reasonable best efforts to effect any such registration, and must pay all registration expenses. If the managing underwriter of the public offering determines that the number of shares of common stock requested to be included in such registration is too high, we may cut back the number of shares to be included in the offering pursuant to these incidental registration rights. A total of 1,575,000 shares of common stock are being sold in this offering by selling stockholders, if the underwriters exercise their option to purchase additional shares in full, pursuant to these incidental registration rights granted to them under the registration rights agreement.

Holdback Agreement.  The holders of our common stock that are party to the registration rights agreement are prohibited from effecting any public sale of our securities during the period beginning seven days prior to, and ending 90 days following, the effective date of any underwritten registration of our securities, unless the underwriters agree otherwise. See “Shares Eligible for Future Sale” and “Underwriting” for a description of lock-up agreements pursuant to which we have agreed, along with each of our directors, executive officers, the selling stockholders and certain other stockholders, not to, among other things, offer, sell or otherwise dispose of any shares of our common stock, options or warrants to acquire shares of our common stock or securities convertible into shares of our common stock for a period of 180 days from the date of this prospectus, subject to limited exceptions.

David A. Trott

In March 2006, Dolan APC LLC, our wholly-owned subsidiary, acquired 81.0% of the membership interests in APC from the Michigan law firm Trott & Trott, P.C. for $40 million and 450,000 shares of our common stock. In January 2007, APC issued 4.5% of the membership interests in APC to Feiwell & Hannoy, leaving Dolan APC LLC and Trott & Trott with 77.4% and 18.1%, respectively, of the aggregate membership interests in APC. Trott & Trott is one of APC’s two current customers. David A. Trott, the President of APC, holds an 83.0% interest in, and is the managing attorney of, Trott & Trott. From March 2006 through December 31, 2006, APC made distributions to Trott & Trott in the aggregate amount of $1.8 million, and for the first quarter in 2007, APC made distributions to Trott & Trott in the aggregate amount of $410,000. In April and May 2007, APC made distributions to Trott & Trott in the amount of $333,000 and $177,000, respectively.

Under the terms of APC’s amended and restated operating agreement, Trott & Trott and Feiwell & Hannoy have the right, for a period of six months after the second anniversary of the effective date of this offering, to require APC to repurchase all or any portion of the APC membership interests held by Trott & Trott or Feiwell & Hannoy at a purchase price based on 6.25 times APC’s trailing twelve month adjusted EBITDA. If Trott & Trott or Feiwell & Hannoy exercises this put option, the aggregate purchase price will be payable by APC in the form of a three-year unsecured note bearing interest at a rate equal to prime plus 2%.

Services Agreement.  On March 14, 2006, APC entered into a services agreement with Mr. Trott and Trott & Trott that provides for the exclusive referral of files from Trott & Trott to APC for servicing, unless Trott & Trott is otherwise directed. The services agreement is for an initial term of fifteen years, with such term to be automatically extended for up to two successive ten year periods unless either party provides the other party with written notice of its intention not to extend the initial or extended term then in effect. APC is paid a fixed fee for each file referred by Trott & Trott to APC for servicing, with the amount of such fixed fee being based upon the type of file (e.g., foreclosure, bankruptcy, eviction or litigation) and the annual volume of such files. For the year ended December 31, 2006, and the three months ended March 31, 2007, APC was paid approximately $23.4 million and $9.3 million, respectively, in fees for mortgage default processing services by Trott & Trott. APC and Trott & Trott have agreed to renegotiate the fees received by APC on or before January 1, 2008, and each second anniversary after that. The success of our mortgage default processing services business is tied to the number of files that Trott & Trott receives from its mortgage lending and mortgage loan servicing clients. We therefore rely on Mr. Trott, who through Trott & Trott has developed and maintains relationships with a substantial number of the law firm’s clients, to attract additional business from Trott & Trott’s current and/or new clients.

Detroit Legal News Publishing.  In November 2005, we acquired 35.0% of the membership interests in DLNP, the publisher of Detroit Legal News, for $16.8 million, of which approximately $4.6 million was paid to Legal Press, LLC. Mr. Trott and his family members indirectly own 80.0% of Legal Press, LLC, which is the holder of 10.0% of the membership interests in DLNP. In March 2006, we paid approximately $0.6 million in the aggregate to the sellers, including Legal Press, as an additional earn-out payment. We may also pay up to $0.6 million in 2007 as an additional earn-out payment.

In November 2005, DLNP entered into an agreement with Trott & Trott pursuant to which Trott & Trott agreed to forward to DLNP for publication all legal notices that Trott & Trott is required to publish on behalf of its mortgage default clients. As a result, Detroit Legal News publishes, or through its statewide network causes to be published, all public notices required to be filed in connection with files serviced by APC for Trott & Trott that involve foreclosures in Michigan. DLNP also agreed that it would provide certain other services for Trott & Trott, including attending foreclosure sales, bidding on real property and recording of sheriff’s deeds in connection with foreclosure sales. In exchange for the services provided by DLNP under the agreement, Trott & Trott pays DLNP according to fees agreed to by the parties from time to time. These fees, however, are not permitted to exceed the customary fee that DLNP charges its other customers. In 2006 and the first three months of 2007, Trott & Trott paid DLNP approximately $13 million and $4.3 million, respectively, to post foreclosure notices in Detroit Legal News and for other related services. The agreement terminates on December 31, 2015, but Trott & Trott may terminate the agreement at anytime upon the failure by DLNP to cure a material breach of its obligations under the agreement. DLNP maintains a small number of its clerical employees at the offices of Trott & Trott to facilitate the provision of services for Trott & Trott.

In November 2005, DLNP entered into a consulting agreement with Mr. Trott, whereby Mr. Trott agreed to provide consulting services related to the business of DLNP for a term lasting until December 31, 2015. The agreement may be terminated by either party prior to December 31, 2015, in the event of a material breach by either party or in the event the number of foreclosure notices submitted to DLNP by Trott & Trott is less than 1,000 in any calendar year during the term of the agreement. Under the consulting agreement, DLNP agreed to obtain an insurance policy on the life of Mr. Trott in the amount of $15.0 million for a term of 15 years. In exchange for the consulting services provided to DLNP, Mr. Trott is entitled to receive a consulting fee equal to the lesser of (1) $500,000 (or $400,000 with respect to calendar year 2006 only) and (2) the amount equal to 7% of DLNP’s net income less the amount paid by DLNP for the life insurance policy. For 2006, Mr. Trott was paid approximately $15,000 by DLNP in fees for his consulting services. In addition to the fees Mr. Trott receives under the consulting agreement, DLNP also pays Mr. Trott an annual salary of $20,000.

Net Director.  Mr. Trott owns approximately 11.1% of the membership interests in Net Director, LLC, which provides an information clearing house service used by APC. APC paid Net Director approximately $17,800 and $7,200 for these services in 2006 and the first quarter of 2007, respectively.

American Servicing Corporation.  Mr. Trott owns 60% of American Servicing Corporation, or ASC, a provider of property tax searches and courier services to APC. APC paid ASC approximately $216,000 and $83,000 for these services in 2006 and the first quarter of 2007, respectively.

Loan Agreements.  In November 2006, APC and Trott & Trott entered into an asset purchase agreement with Robert A. Tremain & Associates, a Michigan law firm, and Mr. Robert Tremain pursuant to which Trott & Trott acquired the law-related assets of Robert A. Tremain & Associates and APC acquired the mortgage default processing service assets of Robert A. Tremain & Associates. At the same time, Dolan Finance Company, our wholly-owned subsidiary, entered into a loan agreement with APC pursuant to which Dolan Finance loaned an aggregate principal amount of $3.3 million to APC for use in connection with APC’s acquisition of the mortgage default processing assets of Robert A. Tremain & Associates. The loan bears interest at the prime rate plus 2% and is due on November 10, 2010. Interest and principal are payable in equal monthly installments over the term of the loan.

In January 2007, APC entered into an asset purchase agreement with Feiwell & Hannoy, Douglas Hannoy, Michael J. Feiwell and Murray J. Feiwell pursuant to which APC acquired the mortgage default processing service assets of Feiwell & Hannoy. At the same time, Dolan Finance agreed to lend an aggregate principal amount of $16.5 million to APC in three separate term loans: the first term loan was made on January 9, 2007, in the principal amount of $13 million to fund the cash portion of the purchase price of the mortgage default processing assets of Feiwell & Hannoy; the second term loan will be made on January 9, 2008, in the principal amount of $1.75 million to pay for a portion of the $3.5 million principal amount seller note payable by APC to Feiwell & Hannoy; and the third term loan will be made on January 9, 2009, in the principal amount of $1.75 million to pay the outstanding principal balance of the seller note payable by APC to Feiwell & Hannoy. In each case, principal and interest are due from APC four years from the date of borrowing and interest accrues on the principal balance of each term loan at the prime rate plus 2%. For each term loan, interest and principal are payable in equal monthly installments over the applicable term. In connection with Dolan Finance’s loan to APC, we have agreed to pay Trott & Trott a fee equal to 1/2% of the outstanding balance times Trott & Trott’s ownership percentage of APC so long as the loan is outstanding. As of May 31, Dolan Finance has made aggregate payments of approximately $5,000 to Trott & Trott pursuant to this agreement.

Lease of Office Space.  APC currently sub-leases approximately 19,000 square feet in suburban Detroit, Michigan from Trott & Trott for $19.42 per square foot under a lease terminating August 31, 2007. APC provides mortgage default processing services to Trott & Trott at this office. Commencing on April 1, 2007, APC began leasing approximately 25,000 square feet in suburban Detroit, Michigan from NW13, LLC, a limited liability company in which Mr. Trott owns 75% of the membership interests, at a rate of $10.50 per square foot, triple net, which lease expires on March 31, 2012. We are moving APC to this new office location and are also building a new data center to support our Business Information and Professional Services divisions at this suburban Detroit office. Our Michigan Lawyers Weekly publishing unit also leases office space from NW13, LLC, consisting of approximately 5,000 square feet at a rate of $10.50 per square foot, triple net, pursuant to a lease expiring on March 31, 2012.

Employment of Mr. Dolan’s Spouse

Mr. Dolan’s spouse administers Dolan Media Newswires, our Internet-based, subscription newswire, and is our employee. In 2006, we paid $68,258 to Mr. Dolan’s spouse as compensation for her services. On the date of this prospectus, we intend to issue to Mr. Dolan’s spouse under our incentive compensation plan, stock options with an exercise price equal to the initial public offering price that are exercisable for 1,228 shares of common stock, as well as 408 shares of restricted stock. The options will vest in four equal annual installments commencing on the first anniversary of the grant date and will terminate seven years after the grant date. The restricted stock will vest in four equal installments commencing on the first anniversary of the grant date.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table contains information regarding the beneficial ownership of our common stock as of June 30, 2007, including the shares of common stock to be issued upon conversion of our series C preferred stock upon the consummation of this offering, and as adjusted to reflect the sale of our common stock in this offering and our issuance of 193,829 restricted shares of our common stock on the date of this prospectus, by:

•	each named executive officer;

•	each of our directors;

•	all of our directors and executive officers as a group;

•	each person or group of affiliated persons known by us to beneficially own more than 5% of the outstanding shares of our common stock; and

•	each selling stockholder.

Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated below, the persons in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Each selling stockholder listed in the table below has informed us that he, she or it (1) is not a broker-dealer or an affiliate of a broker-dealer and (2) purchased the shares of our common stock that he, she or it beneficially owns in the ordinary cause of business and at the time of such purchase, had no agreements or understandings, directly or indirectly, with any person to distribute these shares. The percentage of beneficial ownership of our common stock prior to this offering is based on 14,417,145 shares of our common stock outstanding as of June 30, 2007, which includes the 5,093,145 shares of common stock issuable upon conversion of our series C preferred stock upon the consummation of this offering. The percentage of beneficial ownership of our common stock after this offering is based on 25,110,974 shares of our common stock issued and outstanding, which includes (1) the 10,500,000 shares of our common stock we will sell in this offering and (2) the 193,829 restricted shares of our common stock that we expect to issue on the date of this prospectus. The table assumes that the underwriters exercise their option to purchase up to 1,575,000 additional shares of our common stock from the selling stockholders in full. Unless otherwise noted, the address of each person listed below is c/o Dolan Media Company, 706 Second Avenue South, Suite 1200, Minneapolis, Minnesota 55402.

	Beneficial Ownership					Beneficial Ownership
	Prior to Offering			Shares		After Offering
Name and Address of Beneficial Owner	Shares		%	Offered		Shares	%

James P. Dolan	1,475,814	(1)	10.2%	—		1,475,814	5.9%
Scott J. Pollei	186,678	(2)	1.3	—		186,678	*
Mark W. C. Stodder	100,736	(3)	*	—		100,736	*
David A. Trott	—	(4)	—	—		—	—
Mark E. Baumbach	37,793	(5)	*	—		37,793	*
John C. Bergstrom	46,152	(6)	*	—		46,152	*
Edward Carroll	1,460,745	(7)	10.1	270,961	(8)	1,189,784	4.7
Anton J. Christianson	1,174,035	(9)	8.1	—		1,174,035	4.7
Cornelis J. Brakel	45,000		*	—		45,000	*
Peni Garber	—	(10)	—	—		—	—
Jacques Massicotte	—		—	—		—	—
George Rossi	—		—	—		—	—
David Michael Winton	817,753	(11)	5.7	—		817,753	3.3
Executive officers and directors, as a group (14 persons)	5,345,831	(12)	37.1	270,961	(8)	5,074,870	20.2
ABRY Investment Partners, L.P.	6,011	(13)	*	1,114		4,897	*
ABRY Mezzanine Partners, L.P.	3,333,160	(14)	23.1	618,285		2,714,875	10.8
ABRY Partners, LLC	3,339,171	(13)(14)	23.2	619,399	(15)	2,719,772	10.8

	Beneficial Ownership				Beneficial Ownership
	Prior to Offering			Shares	After Offering
Name and Address of Beneficial Owner	Shares		%	Offered	Shares	%

BG Media Investors L.P.	1,460,745	(16)	10.1%	270,961	1,189,784	4.7%
Caisse de dépôt et placement du Québec	3,154,049	(17)	21.9	585,061	2,568,988	10.2
Cherry Tree Ventures IV Limited Partnership	883,998	(18)	6.1	—	883,998	3.5
DMIC LLC	1,131,966	(19)	7.9	—	1,131,966	4.5
Alan Campell	36,351		*	6,743	29,608	*
Brian Hunt	18,267	(20)	*	3,389	16,601	*
Christopher A. Eddings	38,461	(21)	*	6,925	37,017	*
Craig J. Duchossois	6,876		*	1,275	5,601	*
Richard L. Duchossois	6,876		*	1,275	5,601	*
The AB Two, LLC	6,876	(22)	*	1,275	5,601	*
U.S.A. Fund, LLLP	97,065	(23)	*	18,005	79,060	*
Metcalf Family Limited Partnership	327,186	(24)	2.3	60,691	266,495	1.1

*	indicates less than 1% ownership

(1)	Includes 46,748 shares of common stock issuable upon the conversion of Mr. Dolan’s series C preferred stock, 3,339 shares of common stock issuable upon conversion of series C preferred stock owned by Mr. Dolan’s spouse and 229,779 shares of common stock owned by Chicosa. Mr. Dolan is the managing member of Chicosa and has sole investment and voting power with respect to, and therefore may be deemed the beneficial owner of, the shares of common stock owned by Chicosa. Mr. Dolan disclaims beneficial ownership of the shares of common stock owned by Chicosa, except to the extent of his 74.32% ownership interest in Chicosa, and owned by his spouse. Excludes 236,610 shares of common stock and 53,427 shares of common stock issuable upon conversion of series C preferred stock owned by Media Power, in which Mr. Dolan is a limited partner and special limited partner and holds a 10.0% ownership interest, and 675 shares and 675 shares of common stock owned by Mr. Dolan’s two sisters, respectively.

(2)	Includes 6,678 shares of common stock issuable upon the conversion of Mr. Pollei’s series C preferred stock held in a Wells Fargo Bank IRA account, and 180,000 shares of common stock held in four separate trusts for Mr. Pollei’s children, of which Mr. Pollei is the trustee and has sole voting power. Mr. Pollei disclaims beneficial ownership of the shares of common stock held in trust for Mr. Pollei’s children. Excludes 229,779 shares of common stock owned by Chicosa, in which Mr. Pollei is a member and owns a 5.56% ownership interest, and 20,035 shares of common stock issuable upon conversion of series C preferred stock owned by Mr. Pollei’s brother.

(3)	Includes 1,736 shares of common stock issuable upon conversion of series C preferred stock owned by Mr. Stodder. Does not include any portion of the 229,779 shares of common stock owned by Chicosa, in which Mr. Stodder is a member and owns a 1.24% ownership interest.

(4)	Excludes an aggregate of 382,482 shares of common stock owned by trusts, each of which has one of Mr. Trott’s three children as the beneficiary. Mr. Trott has no investment or voting power with respect to the shares of common stock owed by the trusts.

(5)	Includes 668 shares of common stock issuable upon conversion of series C preferred stock owned by Mr. Baumbach and 1,125 shares of common stock issuable upon exercise of options that are exercisable currently or within 60 days of June 30, 2007. Does not include any portion of the 229,779 shares of common stock owned by Chicosa, in which Mr. Baumbach is a member and holds a 0.56% ownership interest.

(6)	Excludes 236,610 shares of common stock and 53,427 shares of common stock issuable upon conversion of series C preferred stock owned by Media Power, in which Mr. Bergstrom is a special limited partner and holds a 1.4% ownership interest. Does not include any portion of the 229,779 shares of common stock owned by Chicosa, in which Mr. Bergstrom is a member and holds a 2.07% ownership interest.

(7)	Consists of 1,460,745 shares of common stock owned by BGMI. BG Media Investors L.L.C. is the general partner of BGMI and has sole investment and voting power with respect to, and therefore may be deemed beneficial owner of, the shares of common stock owned by BGMI. Mr. Carroll is a member of BG Media Investors L.L.C. and has shared investment and voting power with respect to, and therefore may be deemed the beneficial owner of, shares of common stock controlled by BG Media Investors L.L.C. Mr. Carroll disclaims beneficial ownership of the shares of common stock owned by BGMI, except to the extent of his indirect ownership interest in BGMI.

(8)	Consists of the shares of common stock offered by BGMI in this offering as set forth in the table above. If the underwriters do not exercise their option to purchase additional shares, Mr. Carroll will beneficially own 1,460,745 shares, or 5.8%, of our common stock after consummation of this offering.

(9)	Consists of 883,998 shares of common stock owned by Cherry Tree, 236,610 shares of common stock owned by Media Power and 53,427 shares of common stock issuable upon conversion of series C preferred stock owned by Media Power. Cherry Tree Core Growth Fund, L.L.L.P., an affiliate of Cherry Tree, is a limited partner of Media Power and Mr. Christianson is the managing partner of Cherry Tree Investments, an affiliate of Cherry Tree, and the chairman of Adam Smith Companies LLC, a general partner of each of Media Power and Adam Smith Growth Partners, L.P., a limited partner of Media Power, and has shared investment and voting power with respect to, and therefore may be deemed beneficial owner of, the shares of common stock owned by each of Cherry Tree and Media Power. Mr. Christianson disclaims beneficial ownership of the shares of common stock owned by each of Cherry Tree and Media Power, except to the extent of his indirect ownership in Cherry Tree and Media Power.

(10)	Excludes 6,011 shares of common stock issuable upon conversion of series C preferred stock owned by ABRY Investment Partners, L.P. and 3,333,160 shares of common stock issuable upon conversion of series C preferred stock owned by ABRY Mezzanine Partners, L.P. Ms. Garber is an employee and officer of ABRY Partners, LLC, a service provider to, and a sponsor and affiliate of, the ABRY funds, but has no investment or voting power, and therefore is not deemed the beneficial owner of, the shares of common stock owned by the ABRY funds.

(11)	Includes 33,392 shares of common stock issuable upon the conversion of series C preferred stock owned by the Winton trust, 264,123 shares of common stock owned by the Winton trust, 486,846 shares of common stock owned by Parsnip and 33,392 shares of common stock issuable upon conversion of series C preferred stock owned by Parsnip. Mr. Winton is the income beneficiary of the Winton trust and the managing general partner of Parsnip and has sole investment and voting power with respect to, and therefore may be deemed beneficial owner of, the shares of common stock owned by each of the Winton trust and Parsnip. Mr. Winton disclaims beneficial ownership of the shares of common stock owned by Parsnip, except to the extent of his ownership interest in Parsnip.

(12)	See footnotes 1 through 11 above. Also includes 1,125 shares of common stock issuable upon exercise of options held by Vicki Duncomb that are exercisable currently or within 60 days of June 30, 2007. If the underwriters do not exercise their option to purchase additional shares, the executive officers and directors, as a group, will beneficially own 5,345,831 shares, or 21.3%, of our common stock after consummation of this offering.

(13)	Consists of 6,011 shares of common stock issuable upon conversion of series C preferred stock owned by ABRY Investment Partners, L.P. ABRY Partners, LLC is the sponsor of, and a service provider to, ABRY Investment Partners, L.P. As such, it has sole investment and voting power with respect to, and therefore may be deemed the beneficial owner of, the shares of common stock owned by ABRY Investment Partners, L.P. Royce Yudkoff, as managing member of ABRY Partners, LLC, has the right to exercise such sole investment and voting power and therefore may also be deemed beneficial owner of the shares of common stock owned by ABRY Investment Partners, L.P. Mr. Yudkoff disclaims beneficial ownership of the shares of common stock owned by ABRY Investment Partners, L.P., except to the extent of his indirect ownership interest in ABRY Investment Partners, L.P. If the underwriters do not exercise their option to purchase additional shares, ABRY Investment Partners, L.P. will beneficially own 6,011 shares, or 0.02%, of our common stock after consummation of this offering. The address of the stockholder is 111 Huntington Avenue, 30th Floor, Boston, Massachusetts 02199.

(14)	Consists of 3,333,160 shares of common stock issuable upon conversion of series C preferred stock owned by ABRY Mezzanine Partners, L.P. ABRY Partners, LLC is the sponsor of, and a service provider to, ABRY Mezzanine Partners, L.P. As such, it has sole investment and voting power with respect to, and therefore may be deemed the beneficial owner of, the shares of common stock owned by ABRY Mezzanine Partners, L.P. Royce Yudkoff, as managing member of ABRY Partners, LLC, has the right to exercise such sole investment and voting power and therefore may also be deemed beneficial owner of the shares of common stock owned by ABRY Mezzanine Partners, L.P. Mr. Yudkoff disclaims beneficial ownership in the shares of common stock owned by ABRY Mezzanine Partners, L.P., except to the extent of his indirect ownership interest in ABRY Mezzanine Partners, L.P. If the underwriters do not exercise their option to purchase additional shares ABRY Mezzanine Partners, L.P. will beneficially own 3,333,160 shares, or 13.3%, of our common stock after consummation of this offering. The address of the stockholder is 111 Huntington Avenue, 30th Floor, Boston, Massachusetts 02199.

(15)	Consists of the shares of common stock offered by each of ABRY Investment Partners, L.P. and ABRY Mezzanine Partners, L.P. in this offering, as set forth in the table above.

(16)	BG Media Investors L.L.C., the general partner of BGMI, and John D. Backe, J. William Grimes and Edward Carroll, members of BG Media Investors L.L.C., have shared investment and voting power with respect to, and therefore may be deemed the beneficial owners of, the shares of common stock owned by BGMI. Each of BG Media Investors L.L.C. and Messrs. Backe, Grimes and Carroll disclaim beneficial ownership of the shares of common stock owned by BGMI, except to the extent of their ownership interest in BGMI. If the underwriters do not exercise their option to purchase additional shares, BGMI will beneficially own 1,460,745 shares, or 5.8%, of our common stock after consummation of this offering. The address of the stockholder is 19 West 44th Street, Suite 812, New York, New York 10036.

(17)	Includes 868,184 shares of common stock issuable upon the conversion of CDPQ’s series C preferred stock. Because Eric Lachance, as investment manager of CDPQ, and Dave Brochet, vice president of CDPQ, exercise voting and investment control over the shares of common stock owned by CDPQ, they may be deemed to be beneficial owners of such shares. Each of Messrs. Lachance and Brochet disclaim any beneficial ownership in the shares of common stock owned by CDPQ. If the underwriters do not exercise their option to purchase additional shares, CDPQ will beneficially own 3,154,049 shares, or 12.6%, of our common stock after consummation of this offering. The address of the stockholder is 1000, Place Jean-Paul-Riopelle, Montréal, Québec, Canada H2Z 2B3.

(18)	Anton J. Christianson is the managing partner of Cherry Tree Investments, an affiliate of Cherry Tree, and has shared investment and voting power with respect to, and therefore may be deemed beneficial owner of, the shares of common stock owned by Cherry Tree. Mr. Christianson disclaims beneficial ownership of the shares of common stock owned by Cherry Tree, except to the extent of his indirect ownership in Cherry Tree. The address of the stockholder is 301 Carlson Parkway, Suite 103, Minnetonka, Minnesota 55305.

(19)	Includes 671,841 shares of common stock issuable upon the conversion of DMIC’s series C preferred stock. Brian K. Smith and William C. Peterson, as members of the board of governors of DMIC, have shared investment and voting power with respect to, and therefore may be deemed the beneficial owners of, the shares of common stock owned by DMIC. Each of Messrs. Smith and Peterson disclaim beneficial ownership of the shares of common stock owned by DMIC, except to the extent of their ownership interest in DMIC. The address of the stockholder is c/o Private Capital Management, 2600 Eagan Woods Drive, Suite 150, Eagan, Minnesota 55121.

(20)	Includes 267 shares of common stock issuable upon the conversion of Mr. Hunt’s series C preferred stock. Excludes the 1,723 shares of restricted stock that we will grant Mr. Hunt on the date of this prospectus; however, these shares are included in the calculation of Mr. Hunt’s beneficial ownership after this offering which is shown above. Mr. Hunt is the vice president and publisher of Daily Journal of Commerce, Inc., our wholly-owned subsidiary. Does not include any portion of the 229,779 shares of common stock owned by Chicosa, in which Mr. Hunt is a member and owns a 0.50% ownership interest.

(21)	Includes 1,336 shares of common stock issuable upon the conversion of Mr. Edding’s series C preferred stock and 1,125 shares of common stock issuable upon exercise of options that are exercisable currently or within 60 days of May 31, 2007. Excludes the 5,481 shares of restricted stock that we will grant Mr. Eddings on the date of this prospectus; however, these shares are included in the calculation of Mr. Eddings’ beneficial ownership after this offering which is shown above. Mr. Eddings is the president and publisher of The Daily Record Company, our wholly-owned subsidiary. Does not include any portion of the 229,779 shares of common stock owned by Chicosa, in which Mr. Eddings is a member and owns a 0.21% ownership interest.

(22)	Arnold R. Scheinberg, as permanent designee of the managing member of The AB Two, LLC, has sole investment and voting power with respect to, and therefore may be deemed the beneficial owner of, the shares of common stock owned by The AB Two, LLC. Mr. Scheinberg disclaims beneficial ownership of the shares of common stock owned by The AB Two, LLC. The address of the stockholder is 1954 Greenspring Drive, 4th Floor, Timonium, Maryland 21093.

(23)	Marc P. Blum, the chief executive officer of the general partner of U.S.A. Fund, LLLP, has sole investment and voting power with respect to, and therefore may be deemed the beneficial owner of, the shares of common stock owned by U.S.A. Fund, LLLP. The address of the stockholder is 233 E. Redwood Street, Suite #100, Baltimore, Maryland 21202.

(24)	William M. Metcalf, Jr., the sole member of the general partner of Metcalf Family Limited Partnership, has sole investment and voting power with respect to, and therefore may be deemed the beneficial owner of, the shares of common stock owned by Metcalf Family Limited Partnership. The address of the stockholder is 1425 State Street, New Orleans, Louisiana 70118.

DESCRIPTION OF CAPITAL STOCK

The following summary describes the material terms and provisions of our capital stock and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation and by-laws which are included as exhibits to the registration statement of which this prospectus forms a part and by the provisions of applicable Delaware law. Reference is made to the foregoing documents and to Delaware law for a detailed description of the provisions summarized below.

General

Prior to consummation of the offering, our certificate of incorporation authorized us to issue 2,000,000 shares of common stock and 1,000,000 shares of preferred stock. Prior to consummation of the offering, our certificate of incorporation will be amended and restated to authorize us to issue 75,000,000 shares of capital stock, of which 70,000,000 shares will be designated common stock, par value $0.001 per share, and 5,000,000 shares will be designated preferred stock, par value $0.001 per share. Our certificate of incorporation granted the board of directors the authority to issue one or more series of preferred stock, with such rights, preferences and powers as the board of directors may determine. Pursuant to our certificates of designations, prior to consummation of this offering we were authorized to issue up to (1) 550,000 shares of series A preferred stock, (2) 40,000 shares of series B preferred stock and (3) 40,000 shares of series C preferred stock. Prior to consummation of this offering, there were 9,324,000 shares of common stock outstanding (including 117,000 shares of common stock that are subject to repurchase by us for which such repurchase rights will lapse upon consummation of this offering) and held of record by 62 stockholders and 5,093,145 shares of common stock issuable upon conversion of our series C preferred stock, 287,000 shares of series A preferred stock outstanding and held of record by 32 stockholders and 195,647 shares of series A preferred stock issuable upon conversion of the series C preferred stock, 38,132 shares of series B preferred stock issuable upon conversion of the series C preferred stock and 38,132 shares of series C preferred stock outstanding and held of record by 28 stockholders (all of which will be converted into series A preferred stock, series B preferred stock and common stock upon consummation of this offering). Upon consummation of this offering, we will redeem all outstanding shares of our series A preferred stock and all outstanding shares of our series B preferred stock issued upon conversion of our series C preferred stock. There are currently options exercisable for 126,000 shares of our common stock outstanding, with an exercise price per share of $2.22, and we have reserved for issuance under our incentive compensation plan 2,574,000 additional shares of our common stock for future equity grants under the plan, including (1) options exercisable for 873,157 shares of common stock, with an exercise price per share equal to the initial public offering price, and (2) 193,829 restricted shares of common stock that we intend to issue on the date of this prospectus. We have reserved 900,000 shares of our common stock for issuance under our employee stock purchase plan. Upon the completion of the offering, we will have 25,110,974 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Voting Rights.  Each holder of common stock is entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

Dividends.  The holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor.

Other Rights.  In the event of a liquidation, dissolution or winding up of us, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference, if any, of any then outstanding preferred stock. Holders of our common stock are not entitled to preemptive rights and have no subscription, redemption or conversion privileges. All outstanding shares of common stock are, and all shares of common stock issued by us in the offering will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which our board of directors may designate and that we issue in the future.

Preferred Stock

Our board of directors is authorized to issue shares of preferred stock in one or more series, with such designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions as determined by our board of directors, without any further vote or action by our stockholders. We believe that the board of directors’ authority to set the terms of, and our ability to issue, preferred stock will provide flexibility in connection with possible financing transactions in the future. The issuance of preferred stock, however, could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon a liquidation, dissolution or winding up of the company.

Anti-takeover Effects of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated By-Laws and Delaware Law

Authorized but Unissued Shares.  The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without any further vote or action by our stockholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Stockholder Action; Advance Notification of Stockholder Nominations and Proposals.  Our amended and restated certificate of incorporation and by-laws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. Our amended and restated certificate of incorporation also requires that special meetings of stockholders be called only by our board of directors, our chairman or our president. In addition, our by-laws will provide that candidates for director may be nominated and other business brought before an annual meeting only by the board of directors or by a stockholder who gives written notice to us no later than 90 days prior to nor earlier than 150 days prior to the first anniversary of the last annual meeting of stockholders. These provisions may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the market price of our common stock.

Number, Election and Removal of the Board of Directors.  Upon the closing of the offering, our board of directors will consist of nine directors. Our amended and restated certificate of incorporation authorizes a board of directors consisting of at least five, but no more than eleven, members, with the number of directors to be fixed from time to time by a resolution of the majority of our board of directors (or by a duly adopted amendment to our certificate of incorporation). Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one-third of the directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. As a result, a portion of our board of directors will be elected each year. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. Between stockholders meetings, directors may be removed by our stockholders only for cause and the board of directors may appoint new directors to fill vacancies or newly created directorships. These provisions may deter a stockholder from removing incumbent directors and from simultaneously gaining control of the board of directors by filling the resulting vacancies with its own nominees. Consequently, the existence of these provisions may have the effect of deterring hostile takeovers, which could depress the market price of our common stock.

Delaware Anti-Takeover Law.  Our amended and restated certificate of incorporation provides that Section 203 of the Delaware General Corporation Law, an anti-takeover law, will apply to us. In general,

Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock.

Indemnification of Directors and Officers and Limitation of Liability

Our amended and restated certificate of incorporation and by-laws generally eliminate the personal liability of our directors for breaches of fiduciary duty as a director and indemnify directors (and allow us to indemnify officers, employees and agents) to the fullest extent permitted by the Delaware General Corporation Law, except for liability for any breach of their duty of loyalty to us or our stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases or redemptions and for any transaction from which the director derived an improper personal benefit.

We intend to enter into indemnity agreements with each of our directors and executive officers, which will provide for mandatory indemnity of an executive officer or director made party to a “proceeding” by reason of the fact that the indemnitee is or was an executive officer or director of ours, if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to our best interests and, in the case of a criminal proceeding, the indemnitee had no reasonable cause to believe that the indemnitee’s conduct was unlawful. These agreements will also obligate us to advance expenses to an indemnitee provided that the indemnitee will repay advanced expenses in the event the indemnitee is not entitled to indemnification. Indemnitees are also entitled to partial indemnification and indemnification for expenses incurred as a result of acting at our request as a director, officer or agent of an employee benefit plan or other partnership, corporation, joint venture, trust or other enterprise owned or controlled by us.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the above statutory provisions or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Registration Rights

Some of our stockholders have the right to require us to register common stock for resale in some circumstances. See “Certain Relationships and Related Transactions-Registration Rights.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is LaSalle Bank National Association.

Listing

We have applied to list our common stock on The New York Stock Exchange under the symbol “DM.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock and we cannot predict the effect, if any, that market sales of shares or availability of any shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued on the exercise of options, warrants or convertible securities, if any), or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise additional capital through a future sale of securities.

Upon expiration of the lock-up agreements and holdback period described below and subject to the terms of the restricted stock being issued on the date of this prospectus, all of the 25,110,974 shares of our common stock that will be outstanding upon consummation of this offering, including the 10,500,000 shares being sold in this offering, will be fully tradable without restriction or further registration under the Securities Act, unless held by an affiliate, as that term is defined in Rule 144 under the Securities Act. The sale of shares held by our affiliates will be subject to the volume, manner of sale and notice requirements of Rule 144 described below.

Lock-Up Agreements

Each of our directors, our executive officers, the selling stockholders and certain other stockholders holding an aggregate of 13,964,994 shares of our common stock have agreed for a period of 180 days from the date of this prospectus, subject to limited exceptions, not to offer, sell or otherwise dispose of any shares of our common stock, options or warrants to acquire shares of our common stock or securities convertible into shares of our common stock owned by them, except with the prior written consent of Goldman, Sachs & Co. and Merrill Lynch. The 180-day restricted period will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. Goldman, Sachs & Co. and Merrill Lynch have advised us that they have no present intention to, and have not been advised of any circumstances that would lead it to, grant an early release of this restriction. Goldman, Sachs & Co. and Merrill Lynch may, however, at any time without notice, release all or any portion of the shares subject to these lock-up agreements. Any early waiver of the lock-up agreements may not be accompanied by an advance public announcement by us, could permit sales of a substantial number of shares and could adversely affect the trading price of our shares.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year is entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which will equal approximately 251,110 shares upon consummation of this offering; and

•	the average weekly trading volume of our common stock on The New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. As of the date of this prospectus, all shares of our common stock held by our affiliates have been held for at least one year.

Rule 144(k)

A person who is not deemed to have been an affiliate of ours at any time during the 90 days immediately preceding the sale and who has beneficially owned his, her or its shares for at least two years is entitled to sell his, her or its shares under Rule 144(k) without regard to the volume limitations and other restrictions described above. As of the date of this prospectus, all of the shares of our common stock held by our non-affiliates have been held for at least two years.

Registration Rights and Holdback Period

We and certain of our stockholders have entered into a registration rights agreement pursuant to which each stockholder is entitled to certain demand and piggyback registration rights with respect to the shares of our common stock held by it subject to certain restrictions. For further information regarding these registration rights, see “Certain Relationships and Related Transactions — Registration Rights.”

The holders of our common stock that are party to the registration rights agreement are prohibited from effecting any public sale of our securities during the period beginning seven days prior to, and ending 90 days following, the effective date of any underwritten registration of our securities, unless the underwriters agree otherwise.

Registration Statement(s) on Form S-8

Immediately after the registration statement of which this prospectus is a part is declared effective, we intend to file under the Securities Act a registration statement(s) on Form S-8 to register (1) the 2,700,000 shares of our common stock reserved for issuance under our incentive compensation plan, including the 193,829 shares of restricted stock being issued on the date of this prospectus and (2) the 900,000 shares of our common stock reserved for issuance under our employee stock purchase plan. We expect this registration statement to become effective upon filing with the SEC. Shares covered by the registration statement(s) will be freely tradable, subject to vesting provisions, terms of the lock-up agreements and, in the case of affiliates only, the restrictions of Rule 144 other than the holding period requirement. In addition, employees that purchase shares of common stock under our employee stock purchase plan will be prohibited from selling their shares for a six-month period.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the anticipated material United States federal income and estate tax consequences to a “non-U.S. holder” (as defined below) of the acquisition, ownership and disposition of our common stock under current United States federal income and estate tax law. This discussion does not address specific tax consequences that may be relevant to particular persons in light of their individual circumstances (including, for example, pass-through entities (e.g., partnerships or limited liability companies) or persons who hold our common stock through pass-through entities, banks or financial institutions, broker-dealers, insurance companies, tax-exempt entities, common trust funds, pension plans, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies, owners of more than 5.0% of our common stock, certain U.S. expatriates, dealers in securities or currencies and persons in special situations, such as those who hold our common stock as part of a straddle, hedge, conversion transaction, or other integrated investment), all of whom may be subject to tax rules that differ significantly from those summarized below. Unless otherwise stated, this discussion is limited to the tax consequences to those non-U.S. holders who are the original owners of our common stock and who hold such common stock as capital assets. In addition, this discussion does not describe any tax consequences arising under the tax laws of any state, local or non-United States jurisdiction. This discussion is based upon the Internal Revenue Code of 1986, as amended, or the Code, the Treasury Department regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect.

Prospective purchasers of our common stock are urged to consult their tax advisors concerning the United Sates federal tax consequences of acquiring, owning and disposing of our common stock, as well as the application of state, local and non-United States income and other tax laws.

As used herein, a “U.S. holder” means a holder of our common stock that is for United States federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation (including an entity treated as a corporation for United States federal income tax purposes) or partnership created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to United States federal income taxation regardless of its source, or (4) a trust if it (a) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (b) was in existence on August 20, 1996, was properly treated as a domestic trust under the Code on August 19, 1996, and has a valid election in effect under applicable Treasury regulations to continue to be treated as a United States person. A “non-U.S. holder” is a holder of our common stock that is not a U.S. holder. If a pass-through entity holds our common stock, the tax treatment of each holder of equity in such entity will generally depend upon the status of the holder of equity in such entity and the activities of the pass-through entity. Persons who are equity holders of pass-through entities holding our common stock should consult their tax advisors.

Dividends

Dividends paid to a non-U.S. holder will generally be subject to withholding of United States federal income tax at a 30.0% rate or such lower rate as may be specified by an applicable income tax treaty. Dividends that are effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder and, where an income tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder, are not, however, subject to the withholding tax, but are instead subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30.0% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder of common stock who wishes to claim the benefit of an applicable income tax treaty rate (and avoid backup withholding, as discussed below) for dividends, will be required to (a) complete Internal Revenue Service (IRS) Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a United States person or (b) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other additional requirements may apply to certain non-U.S. holders that are entities.

A non-U.S. holder of common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (i) the gain is effectively connected with a trade or business in the United States of the non-U.S. holder, or, where an income tax treaty applies, is attributable to a United States permanent establishment of the non-U.S. holder, (ii) in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) we either are or have been a “United States real property holding corporation” (a “USRPHC”) for United States federal income tax purposes at any time during the shorter of the five-year period preceding such sale or other disposition and the period that such non-U.S. holder held our common shares.

An individual non-U.S. holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. If a non-U.S. holder that is a foreign corporation is described in clause (i) above, it will be subject to tax on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax on its effectively connected earnings and profits equal to 30.0% or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in clause (ii) above will be subject to a flat 30.0% tax on the gain derived from the sale, which may be offset by certain types of United States source capital losses (even though the individual is not considered a resident of the United States).

We do not believe that we have been at any time during the past five years, are currently or are likely to become a USRPHC for United States federal income tax purposes. If we were to become a USRPHC, so long as our common stock is regularly traded on an established securities market, a non-U.S. holder would be subject to federal income tax on any gain from the sale, exchange or other disposition of shares of common stock only if it actually or constructively owned, at any time during the applicable period described above, more than 5.0% of the class of stock that includes such shares.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will generally be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We generally must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty. A non-U.S. holder will be subject to backup withholding on dividends paid to such holder unless applicable certification requirements are met.

If common stock is sold by a non-U.S. holder outside the United States through a non-United States related financial institution or broker, backup withholding and information reporting generally does not apply. Information reporting and, depending on the circumstances, backup withholding, generally would apply to the proceeds of a sale of common stock within the United States or conducted through a United States related financial institution or broker unless the beneficial owner certifies under penalties of perjury that it is a

non-U.S. holder (and the payer does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s United States federal income tax liability provided the required information is furnished to the IRS.

Non-U.S. holders are urged to consult their tax advisors regarding the application of information reporting and backup withholding in their particular situation.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the underwriters.

Number of
Underwriters	Shares

Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Piper Jaffray & Co.
Craig-Hallum Capital Group LLC

Total	10,500,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,575,000 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. The selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,575,000 additional shares.

Paid by Us	No Exercise	Full Exercise

Per Share	$	$—
Total	$	$—

Paid by the Selling Stockholders	No Exercise	Full Exercise

Per Share	$—	$
Total	$—	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

We and our officers, directors, selling stockholders and certain other stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Merrill Lynch. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

In addition, each holder of our common stock that is a party to our amended and restated registration rights agreement is prohibited from effecting any public sale of our securities during the period beginning seven days prior to, and ending 90 days following, the effective date of any underwritten registration of our securities, unless the underwriters agree otherwise.

Prior to this offering, there has been no public market for the shares of our common stock. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects , an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list the common stock on The New York Stock Exchange under the symbol “DM.” In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The New York Stock Exchange, in the over-the-counter market or otherwise.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 630,000 of the shares offered hereby to be sold to certain directors, officers, employees and persons having relationships with us. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered hereby.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to

Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions but including the expenses of the selling stockholders, will be approximately $3,000,000.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

VALIDITY OF COMMON STOCK

The validity of the shares of common stock offered hereby will be passed upon for us by our counsel, Katten Muchin Rosenman LLP, Chicago, Illinois, and for the underwriters by their counsel, Sullivan & Cromwell LLP, Washington, D.C.

EXPERTS

The consolidated financial statements and related financial statement schedule of (1) Dolan Media Company and its subsidiaries as of December 31, 2005, and 2006 and for the years ended December 31, 2004, 2005 and 2006, (2) American Processing Company, LLC as of December 31, 2005, and for the years ended December 31, 2005, and 2004 and the period from January 1, 2006, to March 14, 2006, (3) the Processing Division of Feiwell & Hannoy, as of December 31, 2005, and 2006 and for the years ended December 31, 2004, 2005 and 2006, and (4) The Detroit Legal News Publishing LLC as of December 31, 2006, and for the year then ended, have all been included in the registration statement of which this prospectus is a part in reliance upon the report of McGladrey & Pullen, LLP, an independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Counsel Press, LLC for the year ended December 31, 2004, have been included in the registration statement of which this prospectus is a part in reliance upon the report of Judelson, Giordano & Siegel, P.C., independent auditors, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the offer and sale of common stock pursuant to this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. Reference is made to each such exhibit for a more complete description of the matters involved. For further information about us and our common stock, you should refer to the registration statement. The registration statement and the exhibits and schedules thereto filed with the SEC may be inspected without charge and copies may be obtained at prescribed rates at the public reference facility maintained by the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the SEC. The address of this web site is http://www.sec.gov. You may also contact the SEC by telephone at (800) 732-0330.

Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. These annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Dolan Media Company
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Dolan Media Company and Subsidiaries (the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders’ deficit and cash flows for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dolan Media Company and Subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/  McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 6, 2007, except for Note 16
as to which the date is July 10, 2007

Dolan Media Company

Consolidated Balance Sheets
December 31, 2005 and 2006 and March 31, 2007 (Unaudited)

	December 31,		March 31,	March 31,
	2005	2006	2007	2007
			(Unaudited)	(Unaudited)
				(As Adjusted)
	(In thousands, except share data)

ASSETS
Current assets
Cash and cash equivalents	$2,348	$786	$1,406	$1,406
Accounts receivable (net of allowances for doubtful accounts of $1,175, $1,014 and $1,056 as of December 31, 2005, and 2006 and March 31, 2007, respectively)	11,492	15,679	17,548	17,548
Prepaid expenses and other current assets	1,429	2,187	2,237	2,237
Deferred income taxes	483	152	152	152

Total current assets	15,752	18,804	21,343	21,343
Investments	18,370	18,065	17,580	17,580
Property and equipment, net	5,188	8,230	9,376	9,376
Finite-life intangible assets, net	30,396	65,881	82,566	82,566
Goodwill	63,532	72,690	77,722	77,722
Other assets	2,157	2,449	2,474	2,474

Total assets	$135,395	$186,119	$211,061	$211,061

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Current portion of long-term debt	$6,050	$7,031	$9,517	$9,517
Accounts payable	3,251	4,438	5,648	5,648
Accrued compensation	2,027	3,526	2,632	2,632
Accrued liabilities	885	1,448	4,580	4,580
Due to sellers of acquired businesses	1,504	600	—	—
Deferred revenue	8,825	10,752	11,314	11,314
Mandatorily redeemable preferred stock	—	—	—	99,799

Total current liabilities	22,542	27,795	33,691	133,490
Long-term debt, less current portion	36,920	72,760	85,527	85,527
Deferred income taxes	3,522	4,034	4,034	4,034
Deferred revenue and other liabilities	1,514	1,829	2,047	2,047
Series C mandatorily redeemable, convertible, participating preferred stock, $0.001 par value; authorized, actual: 40,000 shares; issued and outstanding, actual: 38,132 shares; authorized, issued and outstanding, as adjusted: 0 shares; liquidation preference of $64,250	46,686	73,292	102,754	—
Series B mandatorily redeemable, nonconvertible preferred stock, $0.001 par value; authorized, actual: 40,000 shares issued and outstanding, actual: 0 shares; authorized; issued and outstanding, as adjusted: 0 shares; liquidation preference of $0	—	—	—	—
Series A mandatorily redeemable, nonconvertible preferred stock, $.001 par value; authorized, actual: 550,000 shares; issued and outstanding, actual: 287,000 shares; authorized, issued and outstanding, as adjusted: 0 shares; liquidation preference of $35,549	33,054	35,037	35,549	—

Total liabilities	144,238	214,747	263,602	225,098

Minority interest in consolidated subsidiary	—	247	4,110	4,110

Commitments and contingencies (Notes 2, 3, 7, 9 and 14)
Stockholders’ deficit
Common stock, $0.001 par value; authorized, actual and as adjusted: 70,000,000 shares; issued and outstanding, actual: 8,910,000, 9,324,000 and 9,324,000 as of December 31, 2005 and 2006 and March 31, 2007, respectively; issued and outstanding, as adjusted: 22,061,956 and 22,061,956 as of December 31, 2006 and March 31, 2007, respectively (Note 16)*	1	1	1	6
Additional paid-in capital	26	303	313	50,119
Accumulated deficit	(8,870)	(29,179)	(56,965)	(68,272)

Total stockholders’ deficit	(8,843)	(28,875)	(56,651)	(18,147)

Total liabilities and stockholders’ deficit	$135,395	$186,119	$211,061	$211,061

*	Adjusted to reflect a 9 for 1 stock split.

See Notes to Consolidated Financial Statements.

Dolan Media Company

Consolidated Statements of Operations
Years Ended December 31, 2004, 2005 and 2006
and Three Months Ended March 31, 2006 (Unaudited) and 2007 (Unaudited)

				Three Months
	Years Ended December 31,			Ended March 31,
	2004	2005	2006	2006	2007
				(Unaudited)
	(Dollars in thousands, except per share data)

Revenues
Business Information	$51,689	$66,726	$73,831	$17,913	$19,480
Professional Services	—	11,133	37,812	4,801	16,215

Total revenues	51,689	77,859	111,643	22,714	35,695

Operating expenses
Direct operating: Business Information	21,714	25,730	26,604	6,528	6,777
Direct operating: Professional Services	—	3,038	11,794	1,357	5,400
Selling, general and administrative	23,100	36,025	46,715	9,897	13,595
Amortization	1,550	3,162	5,156	971	1,844
Depreciation	1,278	1,591	2,442	461	755

Total operating expenses	47,642	69,546	92,711	19,214	28,371
Equity in earnings of Detroit Legal News Publishing, LLC net of amortization of $1,503, $462 and $360 for the year ended December 31, 2006, and the three months ended March 31, 2006, and 2007, respectively	—	287	2,736	461	915

Operating income	4,047	8,600	21,668	3,961	8,239
Non-operating expense
Non-cash interest expense related to redeemable preferred stock	(2,805)	(9,998)	(28,455)	(4,635)	(29,942)
Interest expense, net of interest income of $65, $324, $383, $161 and $40 for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007, respectively	(1,147)	(1,874)	(6,433)	(1,476)	(2,035)
Other expense	—	—	(202)	(10)	(8)

Total non-operating expense	(3,952)	(11,872)	(35,090)	(6,121)	(31,985)

Income (loss) from continuing operations before income taxes and minority interest	95	(3,272)	(13,422)	(2,160)	(23,746)
Income tax (expense) benefit	(889)	(2,436)	(4,974)	1,235	(3,140)
Minority interest in net income of subsidiary	—	—	(1,913)	(126)	(900)

Loss from continuing operations	(794)	(5,708)	(20,309)	(1,051)	(27,786)
Loss from discontinued operations, including loss on disposal of $1,822 for the year ended December 31, 2005, net of income tax benefit of $249 and $560 for the years ended December 31, 2004, and 2005, respectively	(483)	(1,762)	—	—	—

Net loss	$(1,277)	$(7,470)	$(20,309)	$(1,051)	$(27,786)

Loss from continuing operations per share (Note 16):*
Basic	$(0.09)	$(0.64)	$(2.19)	$(0.12)	$(2.98)
Diluted	$(0.09)	$(0.64)	$(2.19)	$(0.12)	$(2.98)
Loss from discontinued operations per share (Note 16):*
Basic	$(0.05)	$(0.20)	$—	$—	$—
Diluted	$(0.05)	$(0.20)	$—	$—	$—
Net loss per share (Note 16):*
Basic	$(0.14)	$(0.84)	$(2.19)	$(0.12)	$(2.98)
Diluted	$(0.14)	$(0.84)	$(2.19)	$(0.12)	$(2.98)
Weighted average shares outstanding (Note 16):*
Basic	8,820,000	8,845,101	9,253,972	9,000,000	9,324,000
Diluted	8,820,000	8,845,101	9,253,972	9,000,000	9,324,000
Pro forma net loss per share:
Basic:			$0.31		$0.08
Diluted:			$0.31		$0.08
Pro forma weighted average shares outstanding:
Basic			22,080,712		22,061,956
Diluted			22,080,712		22,061,956

*	Adjusted to reflect a 9 for 1 stock split.

See Notes to Consolidated Financial Statements.

Dolan Media Company

Consolidated Statements of Stockholders’ Deficit
Years Ended December 31, 2004, 2005 and 2006
and Three Months Ended March 31, 2007 (Unaudited)

			Additional
	Common Stock		Paid-In	Accumulated
	Shares (Note 16)*	Amount	Capital	Deficit	Total
	(In thousands, except share data)

Balance (deficit) at December 31, 2003	8,820,000	$1	$23	$(123)	$(99)
Net loss	—	—	—	(1,277)	(1,277)

Balance (deficit) at December 31, 2004	8,820,000	1	23	(1,400)	(1,376)
Net loss	—	—	—	(7,470)	(7,470)
Repurchase of common stock	(27,000)	—	—	—	—
Issuance of common stock	117,000	—	3	—	3

Balance (deficit) at December 31, 2005	8,910,000	1	26	(8,870)	(8,843)
Net loss	—	—	—	(20,309)	(20,309)
Stock-based compensation expense	—	—	52	—	52
Repurchase of common stock	(36,000)	—	(25)	—	(25)
Issuance of common stock in a business acquisition	450,000	—	250	—	250

Balance (deficit) at December 31, 2006	9,324,000	1	303	(29,179)	(28,875)
Net loss (Unaudited)	—	—	—	(27,786)	(27,786)
Stock-based compensation expense (Unaudited)	—	—	10	—	10

Balance (deficit) at March 31, 2007 (Unaudited)	9,324,000	$1	$313	$(56,965)	$(56,651)

*	Adjusted to reflect a 9 for 1 stock split.

See Notes to Consolidated Financial Statements.

Dolan Media Company

Consolidated Statements of Cash Flows

	Years Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In thousands)
Cash flows from operating activities
Net loss	$(1,277)	$(7,470)	$(20,309)	$(1,051)	$(27,786)
Distributions received from Detroit Legal News Publishing, LLC	—	—	3,500	700	1,400
Minority interest distributions paid	—	—	(1,843)	—	(466)
Non-cash operating activities:
Amortization	1,550	3,162	5,156	971	1,844
Depreciation	1,278	1,591	2,442	461	755
Stock-based compensation expense	—	—	52	—	10
Deferred income taxes	753	1,066	844	112	—
Change in value of interest rate swap and accretion of interest on note payable	—	(204)	187	40	259
Loss from discontinued operations	483	1,762	—	—	—
Equity in earnings of Detroit Legal News Publishing, LLC	—	(287)	(2,736)	(461)	(915)
Minority interest	—	—	1,913	126	900
Non-cash interest related to redeemable preferred stock	2,826	10,092	28,589	4,666	29,975
Amortization of debt issuance costs	20	90	652	537	40
Changes in operating assets and liabilities, net of effects of business acquisitions and discontinued operations:
Accounts receivable	90	(1,838)	(2,089)	321	(1,870)
Prepaid expenses and other current assets	(153)	(250)	(167)	174	281
Other assets	(190)	(312)	(194)	(35)	(400)
Change in assets and liabilities of disposed business	(170)	(387)	—	—	—
Accounts payable and accrued liabilities	(566)	1,879	2,165	(475)	3,498
Deferred revenue	196	842	145	145	(353)

Net cash provided by operating activities	4,840	9,736	18,307	6,231	7,172

Cash flows from investing activities
Acquisitions and investments	(34,471)	(35,397)	(53,461)	(41,996)	(17,288)
Capital expenditures	(1,243)	(1,494)	(2,430)	(502)	(1,346)
Proceeds on note receivable from sale of discontinued operations	—	10	40	—	—

Net cash used in investing activities	(35,714)	(36,881)	(55,851)	(42,498)	(18,634)

Cash flows from financing activities
Net borrowings (payments) on senior revolving note	(500)	13,500	(13,500)	(13,500)	4,000
Proceeds from borrowings on senior term notes	15,200	—	56,350	55,600	10,000
Proceeds from sale of Series C preferred stock, net of issuance costs of $731 for the year ended December 31, 2004	37,401	—	—	—	—
Payments on senior long-term debt	(1,800)	(3,000)	(6,000)	(750)	(1,750)
Payments of offering costs	—	—	—	—	(132)
Payments of deferred financing costs	(300)	(86)	(784)	(715)	(35)
Other	(49)	(69)	(84)	(15)	(1)

Net cash provided by financing activities	49,952	10,345	35,982	40,620	12,082

Net increase (decrease) in cash and cash equivalents	19,078	(16,800)	(1,562)	4,353	620
Cash and cash equivalents at beginning of year	70	19,148	2,348	2,348	786

Cash and cash equivalents at end of year	$19,148	$2,348	$786	$6,701	$1,406

Supplemental disclosures of cash flow information
Cash paid (received) during the year for:
Interest	$1,171	$1,882	$5,755	$1,140	$1,267

Income taxes	$(110)	$1,112	$4,545	$19	$129

Supplemental disclosures of noncash investing and financing information
Due to or notes payable to sellers of acquired businesses	—	1,504	600	—	2,919
Discounted note receivable from sale of telemarketing operations	—	433	—	—	—

Property and equipment financed through capital leases	$54	—	—	—	—

Accrued offering costs included in accounts payable	—	—	—	—	326
Non-cash transactions resulting from business acquisitions (Note 2)
Issuance of minority interest for acquisition	—	—	—	—	3,429

See Notes to Consolidated Financial Statements.

Dolan Media Company

Notes to Consolidated Financial Statements
(Information with respect to the three months ended March 31, 2006 and March 31, 2007, and as of March 31, 2007, is unaudited)

Note 1.	Nature of Business and Significant Accounting Policies

Nature of Business:  Dolan Media Company and Subsidiaries (the Company) is a leading provider of business information and professional services to legal, financial and real estate sectors in the United States. The Company operates in two reportable segments as defined by Statement of Financial Accounting Standards (SFAS) No. 131, “Disclosures about Segments of an Enterprise and Related Information,” Business Information and Professional Services. The Company’s Business Information segment supplies information to the three aforementioned sectors through a variety of media, including court and commercial newspapers, business journals and the Internet. The Company’s Professional Services segment provides mortgage default processing and appellate services to the legal community.

A summary of the Company’s significant accounting policies follows:

Principles of Consolidation:  The consolidated financial statements include the accounts of the Company, all wholly-owned subsidiaries and an 81.0% interest in American Processing Company, LLC from March 14, 2006, to January 9, 2007, and a 77.4% interest in American Processing Company, LLC from January 9, 2007, through March 31, 2007. All intercompany accounts and transactions have been eliminated in consolidation.

Discontinued Operations:  The Company’s telemarketing business was sold on September 6, 2005. As a result of this disposition, the consolidated financial statements and related notes present the results of the telemarketing business as discontinued operations. Accordingly, the net operating results of the telemarketing business have been classified as “Loss from discontinued operations, including disposal, net of income tax benefit” in the consolidated statements of operations.

Unaudited Interim Financial Information:  The interim financial information of the Company for the three months ended March 31, 2006, and 2007, and as of March 31, 2007, is unaudited. The unaudited interim financial information has been prepared on the same basis as the annual financial statements and in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the results of operations and cash flows of the Company for the three months ended March 31, 2006, and 2007 and the financial position of the Company as of March 31, 2007.

Unaudited As Adjusted March 31, 2007 Balance Sheet Information and Pro Forma Net Loss Per Share:  On April 26, 2007, the Company filed a registration statement with the Securities and Exchange Commission in connection with a proposed initial public offering of its common stock. The unaudited as adjusted consolidated balance sheet data presented as of March 31, 2007, reflects:

•	the conversion of all outstanding shares of the Company’s series C preferred stock (including all accrued and unpaid dividends as of the redemption date) into shares of the Company’s series A preferred stock and series B preferred stock and an aggregate of 5,093,145 shares of the Company’s common stock, which will occur upon consummation of the initial public offering;

•	the reclassification to current liabilities of the redemption value of all outstanding shares of the Company’s mandatorily redeemable series A preferred stock (including all accrued and unpaid dividends as of the redemption date) and series B preferred stock (in each case, including shares issued upon conversion of the Company’s series C preferred stock), which will occur upon consummation of the initial public offering; and

•	the increase in the fair value of the mandatorily redeemable preferred stock from the discounted value of the fixed portion of the Series C stock, which was reflected on the March 31, 2007 balance sheet, to the redemption value as of that date;

Dolan Media Company

Notes to Consolidated Financial Statements — (Continued)
(Information with respect to the three months ended March 31, 2006 and March 31, 2007, and as of March 31, 2007, is unaudited)

•	the issuance of 193,829 restricted shares of common stock to the Company’s employees under the Company’s incentive compensation plan on the date of the prospectus related to the offering, of which 21,600 shares will vest upon consummation of this offering.

The pro forma basic and diluted earnings per share and pro forma weighted average shares used in the calculation of basic and diluted net income (loss) per share (i) eliminate non-cash interest expense related to redeemable preferred stock, (ii) assume the conversion of the Company’s preferred stock and issuance of 5,093,145 shares of common stock upon such conversion, (iii) reflect the issuance of restricted shares and stock options on the date of the prospectus, (iv) reflect the issuance of a sufficient number of shares of common stock in the proposed public offering to fund the redemption of the redeemable preferred stock and (v) assume that the shares issued in conjunction with the APC acquisition were outstanding since January 1, 2006.

The following table reconciles the historical weighted average shares outstanding to the pro forma weighted average shares outstanding after giving effect to the adjustments described above:

		Three Months
	Year Ended	Ended
	December 31, 2006	March 31, 2007
Weighted average shares outstanding (in thousands)	9,254	9,324
Add common shares issuable upon conversion of Series C preferred stock	5,093	5,093
Add common shares to be issued in the offering to fund the redemption of preferred stock	7,623	7,623
Add weighted average shares issued in conjunction with APC acquisition	89	—
Add vested restricted common shares to be issued on the date of the prospectus	22	22

Weighted average shares outstanding — pro forma basic and dilutive	22,081	22,062

The following table reconciles net losses as reported to pro forma net income for pro forma earnings per share (in thousands):

		Three Months
	Year Ended	Ended
	December 31, 2006	March 31, 2007
Net loss as reported	$(20,309)	$(27,786)
Non-cash interest expense related to preferred stock	28,455	29,942
Non-cash compensation expense, net of tax	(1,234)	(450)

Net income — pro forma	$6,912	$1,706

The Company had 126,000 outstanding common stock options and on an as adjusted basis had 873,157 common stock options and 172,229 non-vested restricted shares outstanding which will be issued or granted on the date of the prospectus for the offering at December 31, 2006 and March 31, 2007 that were excluded from the computation of the diluted net loss per share because their effect would be antidilutive.

Revenue Recognition:  Revenue from the Company’s Business Information segment consists of display and classified advertising, public notices, circulation (primarily consisting of subscriptions) and sales from commercial printing and database information. The Company recognizes display advertising, classified advertising and public notice revenue upon placement in one of its publications or on one of its web sites.

Dolan Media Company

Notes to Consolidated Financial Statements — (Continued)
(Information with respect to the three months ended March 31, 2006 and March 31, 2007, and as of March 31, 2007, is unaudited)

Subscription revenue is recognized ratably over the related subscription period when the publication is issued. Other business information revenues are recognized upon delivery of the printed or electronic product to the Company’s customers. A liability for deferred revenue is recorded when either advertising is billed in advance or subscriptions are prepaid by our customers. Revenues recognized for services performed but not yet billed to the customers are recorded as unbilled services and were $541,000, $653,000 and $804,000 as of December 31, 2005, and 2006 and March 31, 2007, respectively, and are included in accounts receivable on the balance sheet.

Revenue from the Company’s Professional Services segment is generated, in part, from providing mortgage default processing services and is recognized on a ratable basis over the period during which the services are provided which is generally 35 to 270 days. As discussed in Note 11, these services were provided exclusively to Trott & Trott and Feiwell & Hannoy pursuant to long-term services agreements. Amounts billed to the Company’s professional service customers but not yet recognized as revenues are recorded as deferred revenue. The Company also provides appellate services to attorneys that are filing appeals in state or federal courts. Revenues for appellate services are recognized when the court filings are made.

Cash and Cash Equivalents:  Cash and cash equivalents include money market mutual funds and other highly liquid investments with insignificant interest rate risk and original maturities of three months or less at the date of acquisition. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Accounts Receivable:  Accounts receivable are carried at original invoice amount less an estimate made for doubtful accounts. The Company reviews a customer’s credit history before extending credit and establishes an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers, historic trends and other information.

Activity in the allowance for doubtful accounts was as follows (in thousands):

			Provision for
	Balance		Doubtful	(Written Off)	Balance
	Beginning	Acquisitions	Accounts	Recoveries	Ending

For the Year Ended December 31, 2004	$631	$162	$(310)	$(152)	$331
For the Year Ended December 31, 2005	$331	$400	$716	$(272)	$1,175
For the Year Ended December 31, 2006	$1,175	$—	$312	$(473)	$1,014
For the Three Months Ended March 31, 2007 (unaudited)	$1,014	$—	$125	$(83)	$1,056

Investments:  Investments are accounted for using the equity method of accounting if the investment provides the Company the ability to exercise significant influence, but not control, over an investor. Significant influence is generally deemed to exist if the Company has an ownership interest in the voting stock of an investor of between 20 percent and 50 percent, although other factors, such as representation on the investee’s Board of Directors, are considered in determining whether the equity method of accounting is appropriate. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company’s share of net earnings or losses of affiliate as they occur rather than as dividends or other distributions are received, limited to the extent of the Company’s investment in, advances to and commitments for the investee. The Company considers whether the fair values of any of its equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If the Company considered any such decline to be other than temporary (based on various factors, including historical financial results, product development activities and the overall health of the affiliate’s industry), then a write-down would be recorded to estimated fair value.

Dolan Media Company

Notes to Consolidated Financial Statements — (Continued)
(Information with respect to the three months ended March 31, 2006 and March 31, 2007, and as of March 31, 2007, is unaudited)

Other investments, in which the Company’s ownership interest is less than 20 percent and for which the Company does not have the ability to exercise significant influence, are accounted for using the cost method of accounting. Under this method, the Company records its investment at cost and recognizes as income the amount of dividends received. Because the fair value of cost method investments is not readily determinable, the evaluation of whether an investment is impaired is determined by concerns about the investee’s ability to continue as a going concern, such as a significant deterioration in the earnings performance of the investee, negative cash flows from operations or working capital deficiencies.

Property and Equipment:  Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on property and equipment using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining lease terms. Software purchased from third-party vendors is recorded at cost less accumulated depreciation. Software is depreciated using the straight-line method over its estimated useful life.

Financial Instruments:  The Company accounts for certain financial instruments under Financial Accounting Standards Board (FASB) Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), which requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value.

Interest Rate Swap Agreements:  Under the terms of the senior credit facility, the Company is required to manage its exposure to certain interest rate changes, and therefore uses interest rate swaps to manage its risk to certain interest rate changes associated with a portion of its floating rate long-term debt. As interest rates change, the differential paid or received is recognized in interest expense for the period. In addition, the change in the fair value of the swaps is recognized as interest expense or income during each reporting period. The Company had assets of $204,000, $17,000 and a liability of $157,000 resulting from interest rate swaps at December 31, 2005, and 2006 and March 31, 2007, respectively, which are included in other assets or in other liabilities on the balance sheet.

As of March 31, 2007, the aggregate notional amount of the swap agreements was $40 million, of which $15 million will mature on February 22, 2010, and $25 million will mature on March 31, 2011. The Company is exposed to credit loss in the event of nonperformance by the counterparty to the interest rate swap agreements. However, the Company does not anticipate nonperformance by the counterparty. Total variable-rate borrowings not offset by the swap agreements at December 31, 2005, and 2006 and March 31, 2007, totaled approximately $32.9 million, $39.8 million and $52.0 million, respectively.

Finite-Life Intangible Assets:  Finite-life intangible assets include mastheads and trade names, various customer lists, covenants not to compete, service agreements and military newspaper contracts. These intangible assets are being amortized on a straight-line basis over their estimated useful lives as described in Note 5.

Goodwill:  The Company’s goodwill arose from acquisitions that have taken place since the Company was formed on July 31, 2003. Goodwill represents the acquisition cost in excess of the fair values of tangible and identified intangible assets acquired. In accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets, (SFAS 142) the Company tests the goodwill allocated to each of its reporting units on an annual basis, and additionally if an event occurs or circumstances change that would indicate the carrying amount may be impaired. The Company tests for impairment at the reporting unit level as defined in SFAS 142. This test is a two-step process. The first step used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value exceeds the carrying amount, goodwill is not considered impaired. If the carrying amount exceeds the fair value, the

Dolan Media Company

Notes to Consolidated Financial Statements — (Continued)
(Information with respect to the three months ended March 31, 2006 and March 31, 2007, and as of March 31, 2007, is unaudited)

second step must be performed to measure the amount of the impairment loss, if any. The second step compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. The Company performs its annual impairment test in the fourth quarter of each year to assess recoverability, and impairments, if any, are recognized in earnings. An impairment loss would be recognized in an amount equal to the excess of the carrying amount of goodwill over the implied fair value of the goodwill. In connection with the sale of its telemarketing operations, the Company wrote off goodwill of approximately $672,000 in 2005. Management determined that no other impairment occurred during the years ended December 31, 2004, 2005 and 2006.

Long-Lived Assets:  Other long-lived assets, such as property and equipment and finite-life intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. In evaluating recoverability, the following factors, among others, are considered: a significant change in the circumstances used to determine the amortization period, an adverse change in legal factors or in the business climate, a transition to a new product or service strategy, a significant change in customer base and a realization of failed marketing efforts. The recoverability of an asset is measured by a comparison of the unamortized balance of the asset to future undiscounted cash flows.

If the unamortized balance were believed to be unrecoverable, the Company would recognize an impairment charge necessary to reduce the unamortized balance to the amount of future discounted cash flows expected. The amount of such impairment would be charged to operations in the current period. The Company has not identified any indicators of impairment associated with its long-lived assets.

Income Taxes:  Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets would be reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets would not be realized. Deferred tax assets and liabilities would be adjusted for the effects of changes in tax laws and rates on the date of enactment. Realization of deferred tax assets is dependent upon sufficient future taxable income during the periods when deductible temporary differences are expected to be available to reduce taxable income.

Fair Value of Financial Instruments:  The carrying value of cash equivalents, accounts receivable, and accounts payable approximate fair value because of the short-term nature of these instruments. The carrying value of variable-rate debt approximates fair value due to the periodic adjustments to interest rates. The carrying value of the Series A and Series C preferred stock approximate fair value based on interest rates approximating market rates of similar instruments, the unique nature of certain preferred stock provisions, or periodic adjustments to market value.

Basic and Diluted Loss Per Share:  Basic per share amounts are computed, generally, by dividing net income (loss) by the weighted-average number of common shares outstanding. The Company believes that the Series C preferred stock is a participating security because the holders of the convertible preferred stock participate in any dividends paid on its common stock on an as converted basis. Consequently, the two-class method of income allocation is used in determining net income (loss), except during periods of net losses. Under this method, net income (loss) is allocated on a pro rata basis to the common and Series C preferred stock to the extent that each class may share in income for the period had it been distributed. Diluted per share amounts assume the conversion, exercise, or issuance of all potential common stock instruments (see Note 13 for information on stock options) unless their effect is anti-dilutive, thereby reducing the loss per share or increasing the income per share.

Dolan Media Company

Notes to Consolidated Financial Statements — (Continued)
(Information with respect to the three months ended March 31, 2006 and March 31, 2007, and as of March 31, 2007, is unaudited)

The following table computes basic and diluted net loss per share (In thousands, except per share amounts):

				Three Months Ended
	Year Ended December 31,			March 31,
	2004	2005	2006	2006	2007
				(Unaudited)

Net loss	$(1,277)	$(7,470)	$(20,309)	$(1,051)	$(27,786)
Basic:
Weighted average common shares outstanding	8,820	8,845	9,254	9,000	9,324
Weighted average common shares equivalents of convertible preferred stock	—	—	—	—	—

Shares used in the computation of basic net loss per share	8,820	8,845	9,254	9,000	9,324

Net loss per share — basic	$(0.14)	$(0.84)	$(2.19)	$(0.12)	$(2.98)

Diluted:
Shares used in the computation of basic net loss per share	8,820	8,845	9,254	9,000	9,324
Employee stock options	—	—	—	—	—

Shares used in the computation of dilutive net loss per share	8,820	8,845	9,254	9,000	9,324

Net loss per share — diluted	$(0.14)	$(0.84)	$(2.19)	$(0.12)	$(2.98)

Dilutive potential common shares were excluded from the computation of the diluted net loss per share in 2006 because their effect would be antidilutive. In 2006, no antidilutive shares were excluded related to stock options. No stock options were outstanding in 2004, 2005 or in the three months ended March 31, 2006. On October 11, 2006, the Company issued options exercisable for 126,000 shares of its common stock, which were the only stock options outstanding during the year ended December 31, 2006, and for the three months ended March 31, 2007. These options are antidilutive due to the Company’s net loss.

Share-Based Compensation:  During 2006, the Company applied SFAS No. 123(R), which requires companies to measure all employee share-based compensation awards using a fair value method and recognize compensation cost in its financial statements. Prior to 2006 the Company had no stock options.

SFAS No. 123(R) does not specify a preference for a type of valuation model to be used when measuring fair value of share-based payments, and the Company uses the Black-Scholes option pricing model in deriving the fair value estimates of such awards. SFAS No. 123(R) requires forfeitures of share-based awards to be estimated at time of grant and revised in subsequent periods if actual forfeitures differ from initial estimates. Forfeitures were estimated based on projected employee stock option exercise behavior. If factors change causing different assumptions to be made in future periods, compensation expense recorded pursuant to SFAS No. 123(R) may differ significantly from that recorded in the current period. See Note 13 to Consolidated Financial Statements for more information regarding the assumptions used in estimating the fair value of stock options.

Share-based compensation expense under SFAS 123(R) for the year ended December 31, 2006, and three months ended March 31, 2007, was approximately $52,000 and $10,000, respectively, before income taxes.

Dolan Media Company

Notes to Consolidated Financial Statements — (Continued)
(Information with respect to the three months ended March 31, 2006 and March 31, 2007, and as of March 31, 2007, is unaudited)

The Company did not recognize any share-based compensation expense for the three months ended March 31, 2006 because no options were outstanding.

Comprehensive Income:  The Company has no items of other comprehensive income in any period presented. Therefore, net income as presented in the Company’s Statements of Operations is equal to comprehensive income.

Use of Estimates in the Preparation of Financial Statements:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Company believes the critical accounting policies that require the most significant assumptions and judgments in the preparation of its consolidated financial statements are: purchase accounting; valuation of the Company’s equity securities; analysis of potential impairment of goodwill, other intangible assets and other long-lived assets; income tax accounting; and allowances for doubtful accounts.

Recently Issued Accounting Standards:  On February 15, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). Under this standard, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS 133 hedge accounting are not met. SFAS 159 is effective for years beginning after November 15, 2007. Early adoption within 120 days of the beginning of a company’s 2007 fiscal year is permissible, provided the Company has not yet issued interim financial statements for 2007 and has not adopted SFAS 159. The Company is currently evaluating the potential impact of adopting this standard.

Subsequent to the issuance of the Company’s 2005 consolidated financial statements, the Company adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, as if it had always been a public company. The statement established standards for clarification and measurement of such instruments. The adoption of SFAS No. 150 as if the Company had always been a public company resulted in a retroactive adoption date of July 1, 2003. The Company’s original adoption date for nonpublic entities that are not SEC registrants under FAS 150, as amended by FASB Staff Position No. 150-3 for financial instruments that are mandatorily redeemable on fixed dates for fixed or determinable amounts, was January 1, 2005. This revised adoption resulted in the Company recasting certain previously issued information in its 2004 financial statements by recording the previous dividend accretion of $2.4 million in 2004 as interest expense as opposed to a charge to accumulated deficit.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for the Company beginning January 1, 2008. The Company is currently assessing the potential impact that the adoption of SFAS 157 will have, if any, on the Company’s financial statements.

Recently Adopted Accounting Pronouncement:  The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48), on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized

Dolan Media Company

Notes to Consolidated Financial Statements — (Continued)
(Information with respect to the three months ended March 31, 2006 and March 31, 2007, and as of March 31, 2007, is unaudited)

no adjustment in the liability for unrecognized income tax benefits. At the adoption date of January 1, 2007, the Company had $153,000 of unrecognized income tax benefits. All of the unrecognized income tax benefits, if recognized, would favorably affect its effective income tax rate in future periods. There were no significant adjustments for the unrecognized income tax benefits in the first quarter of 2007.

The Company is subject to U.S. federal income tax, as well as income tax of multiple state jurisdictions. Currently, the Company is not under examination in any jurisdiction. For federal purposes, tax years 2000-2006 remain open to examination as a result of earlier net operating losses being utilized in recent years. The statute of limitations remains open on the earlier years for three years subsequent to the utilization of net operating losses. For state purposes, the statute of limitations remains open in a similar manner for states in which our operations have generated net operating losses.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. Upon adoption of FIN 48, the Company had $36,000 of accrued interest related to uncertain tax positions.

The Company does not anticipate any significant increases or decreases in unrecognized tax benefits within twelve months of adoption of FIN 48. Insignificant amounts of interest expense will continue to accrue.

Note 2.	Acquisitions

Acquisitions have been accounted for under the purchase method of accounting, in accordance with SFAS No. 141, “Business Combinations.” Management is responsible for determining the fair value of the assets acquired and liabilities assumed at the acquisition date. The fair values of the assets acquired and liabilities assumed represent management’s estimate of fair values. Valuations are determined through a combination of methods which include internal rate of return calculations, discounted cash flow models, outside valuations and appraisals and market conditions. The results of the acquisitions are included in the accompanying Consolidated Statement of Operations from the respective acquisition dates forward.

2004 Acquisitions:

Lawyers Weekly Inc.:  On September 1, 2004, the Company purchased substantially all of the assets of Lawyers Weekly, Inc. for approximately $33.4 million in cash. The operations of Lawyers Weekly, Inc. acquired included legal newspaper operations in Boston, Massachusetts; Detroit, Michigan; St. Louis, Missouri; Raleigh, North Carolina; and Richmond, Virginia.

The initial purchase price exceeded the amounts allocated to the tangible and identified intangible assets by approximately $27.8 million, which was recorded as goodwill. Acquired identified finite-life intangible assets of $10.4 million consisted of subscriber customer lists of $5.1 million that are being amortized over fourteen years, $900,000 of advertising customer lists that are being amortized over ten years and mastheads and trade names of $4.4 million that are being amortized over thirty years. The goodwill was allocated to the Company’s Business Information segment and is deductible for tax purposes.

The Company paid a premium over the fair value of tangible and identified intangible assets because Lawyers Weekly provided a unique strategic fit and the Company believed it would benefit from Lawyers Weekly’s assets and capabilities, including a focus on law related business information products. Prior to this acquisition, the Company was the largest legal publisher in Minnesota, Wisconsin, Missouri and Maryland, as well as the largest in western New York State. The acquisition of Lawyers Weekly furthered the Company’s geographic reach by making the Company the largest law publisher in six additional states. The Company believed that the combined companies would have a strong, diversified set of products and service offerings. In addition, the premium paid can be attributed to cost savings and revenue synergies that the Company anticipated as a result of combining back office operations. The Company also expected that the acquisition of

Dolan Media Company

Notes to Consolidated Financial Statements — (Continued)
(Information with respect to the three months ended March 31, 2006 and March 31, 2007, and as of March 31, 2007, is unaudited)

Lawyers Weekly would lead to more success in national advertising sales due to the broader geographic reach and a small national publishing platform provided by Lawyers Weekly.

The following table provides further information on the purchase price for the aforementioned acquisition and the allocation of the purchase price (in thousands):

Lawyers Weekly assets acquired and liabilities assumed at their fair values:
Current assets, excluding cash acquired of $1,751	$1,571
Property and equipment	210
Finite-life intangible assets	10,400
Goodwill	27,788
Operating liabilities assumed	(6,529)

Cash consideration paid, net of $1,751 of cash of businesses acquired	$33,440

2005 Acquisitions:

Counsel Press LLC:  On January 20, 2005, the Company purchased substantially all of the assets of Counsel Press LLC and Counsel Press West LLC for approximately $16.2 million, including $393,000 that was incurred and paid in 2006. The only identified finite-life intangible asset was a customer relationship intangible of $5.7 million being amortized over seven years. The assets included appellate printing and consulting service operations in New York, New York, and several other cities. The goodwill was allocated to the Company’s Professional Services segment.

The Company paid a premium over the fair value of the tangible and identified intangible assets because the Company believed that Counsel Press’ operations would expand the Company’s activities in a profitable legal services business where it already had a presence. The Company also expected that the Counsel Press acquisition would allow it to market Counsel Press through its existing Business Information products aimed at lawyers. The Company also anticipated that it would be able to reduce general and administrative expenses (accounting, human resources and information technology) by consolidating the back office operations of the Company and Counsel Press.

Arizona News Service:  On April 30, 2005, the Company purchased substantially all of the assets of Arizona News Service for $3.6 million. Of the $2.8 million of acquired intangibles, $100,000 was assigned to trade names, $400,000 to an advertising customer list being amortized over five years, $411,000 to a subscriber list being amortized over seven years and $1.9 million to goodwill. The assets included the Arizona Capitol Times, related publishing assets and an online legislative reporting service. The goodwill was allocated to the Company’s Business Information segment.

The Company paid a premium over the fair value of the tangible and identified intangible assets because Arizona News Service represented an attractive newspaper platform with stable cash flows. In addition, the Company expected that this acquisition would allow the Company to leverage its existing business information infrastructure.

Dolan Media Company

Notes to Consolidated Financial Statements — (Continued)
(Information with respect to the three months ended March 31, 2006 and March 31, 2007, and as of March 31, 2007, is unaudited)

The following table provides further information on the purchase price for the aforementioned 2005 acquisitions and the allocation of the purchase price (in thousands):

	Counsel	Arizona
	Press LLC	News Service	Total

Assets acquired and liabilities assumed at their fair values:
Current assets	$2,619	$125	$2,744
Other assets	12	—	12
Property and equipment	300	760	1,060
Finite-life intangible assets	5,707	911	6,618
Goodwill	7,845	1,861	9,706
Operating liabilities assumed	(276)	(92)	(368)

Cash consideration paid, including direct expenses	$16,207	$3,565	$19,772

2006 Acquisitions:

American Processing Company:  On March 14, 2006, the Company purchased 81.0% of the membership interest of APC for $40 million in cash, transaction costs of approximately $592,000 plus 450,000 shares of Dolan Media Company common stock valued at $0.56 per share. The Company’s common stock value was estimated using a discounted cash flow analysis (income approach). The income approach involves applying appropriate discount rates to estimated cash flows that are based on forecasts of revenues and costs. The significant assumptions underlying the income approach included a 13% discount rate and forecasted revenue growth rate of 4%. The 19.0% not owned by the Company is accounted for as a minority interest in the consolidated financial statements. During 2006, the minority interest’s share of APC net income was $1.9 million. APC is in the business of providing mortgage default processing services for law firms.

In conjunction with this acquisition, APC entered into a services agreement with Trott & Trott, a Michigan law firm, that provides for referral of files from the law firm to APC for processing for an initial term of fifteen years, with such term to be automatically extended for up to two successive ten year periods unless either party elects to terminate the initial or extended term then in effect. Under the agreement, APC is paid a negotiated market rate fixed fee for each file referred by the law firm for processing, with the amount of such fixed fee being based upon the type of file (foreclosure, bankruptcy, eviction or other) and the annual volume of such files. The Company’s agreement with Trott & Trott contemplates the renegotiation of the fees received by APC on or before January 1, 2008, and each second anniversary after that.

Of the $38.5 million of purchase price in excess of the tangible assets, $31.0 million was allocated to the Trott & Trott service agreement and is being amortized over 15 years, which represents the contractual period of the contract and $7.5 million to goodwill. The value of the services contract was estimated using a discounted cash flow analysis (income approach) prepared by management and assisted by an independent third-party valuation firm assuming a 4% revenue growth and 24% discount rate. The goodwill is tax deductible and was allocated to the Professional Services segment. The Company paid a premium over the fair value of the net tangible and identified intangible assets acquired in connection with the APC transaction (i.e., goodwill) for a number of reasons, including the following:

Strategic Fit

•	APC’s fit with the Company’s strategy of selling business information products and professional services to lawyers.

Dolan Media Company

Notes to Consolidated Financial Statements — (Continued)
(Information with respect to the three months ended March 31, 2006 and March 31, 2007, and as of March 31, 2007, is unaudited)

•	The Company believed that there was an extremely strong relationship between APC and Detroit Legal News Publishing, LLC, in which the Company owns a minority investment.

•	The combined company would have a strong, diversified set of products and service offerings.

Cost Savings and Revenue Synergies

•	Combined general and administrative expenses (accounting, human resources and information technology) were expected to decrease because back office operations would be consolidated.

•	The Company believed that economic trends were favorable at the time.

•	Duplicate corporate functions would be eliminated.

The Company has determined that none of the considerations described above resulted in separately identifiable intangible assets.

In connection with the acquisition, the minority investor in APC has the right to require APC to purchase all or any portion of its membership interest for a purchase price equal to 6.25 times the trailing twelve month EBITDA of APC. The minority investor can exercise this right for a period six months after the earliest of (i) March 14, 2014, (ii) the second anniversary of the closing of an initial public offering by Dolan Media Company, and (iii) two months following the sale of a majority of the Dolan Media Company common stock. If the minority investor fails to exercise this right at the earliest triggering event, the obligation of APC will expire.

Watchman Group:  On October 31, 2006, the Company purchased substantially all of the assets of Happy Sac Investment Co. (the Watchman Group in St. Louis, Missouri) for approximately $3.1 million in cash. The purchase price was allocated as follows: $1.5 million to an advertiser list which is being amortized over eleven years and $1.6 million to goodwill. The assets included court and commercial newspapers in and around the St. Louis metropolitan area. These newspapers have been combined with the Company’s existing newspaper group in Missouri which is part of the Business Information segment.

Robert A Tremain:  On November 10, 2006, APC, the Company’s 81.0% owned subsidiary, as of December 31, 2006, purchased for $3.6 million including transaction costs of $223,000, the mortgage default processing services of Robert A. Tremain & Associates, Attorney at Law P.A. Of the $3.6 million of acquired intangible assets, $3.3 million was allocated to a customer relationship intangible that is being amortized over 14 years and $340,000 was allocated to a noncompete agreement that is being amortized over five years. APC entered into the long-term services contract with Robert Tremain & Associates on the acquisition date. The service contract provides for the referral of files from the law firm to APC. Trott & Trott subsequently acquired the legal services division of Robert A. Tremain & Associates, at which time the services contract between APC and Robert Tremain & Associates was terminated and mortgage default processing services to be provided by APC for Trott & Trott would be governed by the existing services agreement between APC and Trott & Trott. The value of the customer relationship intangible was estimated using a discounted cash flow analysis (income approach). The significant assumptions underlying the income approach included a 24% discount rate and forecasted revenue growth rate of 5%.

Amounts classified as goodwill represents the underlying inherent value of the businesses not specifically attributable to tangible and finite-life intangible net assets.

Dolan Media Company

Notes to Consolidated Financial Statements — (Continued)
(Information with respect to the three months ended March 31, 2006 and March 31, 2007, and as of March 31, 2007, is unaudited)

The following table provides further information on our purchase price allocation for the aforementioned 2006 acquisitions. The allocation of the purchase price is as follows (in thousands):

	APC	Other	Total

Assets acquired and liabilities assumed at their fair values:
Current assets	$1,933	$—	$1,933
Property and equipment	3,024	—	3,024
Noncompete agreement	—	340	340
APC long-term service contract	31,000	—	31,000
Other finite-life intangible assets	—	4,795	4,795
Goodwill	7,523	1,557	9,080
Operating liabilities assumed	(2,638)	—	(2,638)

Cash consideration paid, including direct expenses	$40,842	$6,692	$47,534

2007 Acquisitions (Unaudited):

Feiwell & Hannoy P.C.:  On January 9, 2007, APC acquired the mortgage default processing service business of Feiwell & Hannoy P.C., an Indiana law firm, for $13.0 million, a non-interest bearing note (discounted at 13%) with a face amount of $3.5 million payable in two equal annual installments of $1.75 million, and a 4.5% membership interest in APC that has an estimated fair value of $3.4 million, plus acquisition costs of approximately $614,000. The Company estimated the fair value of the membership interest issued to Feiwell & Hannoy using a market approach. The results of Feiwell & Hannoy’s mortgage default processing service operations are included in the Company’s consolidated financial statements beginning January 9, 2007. The managing attorneys of Feiwell & Hannoy have become vice presidents of APC. After this acquisition, the Company’s ownership of APC was reduced from 81% to 77.4%.

Of the $20.3 million of acquired intangibles, $15.3 million was allocated to a long-term service agreement and is being amortized over 15 years, which represents the initial contractual period of the contract, and $5.0 million to goodwill. The goodwill is tax deductible and was allocated to the Professional Services segment. The Company engaged an independent third-party valuation firm to help it estimate the fair value of the service contract. The value of the service contract was estimated using a discounted cash flow analysis (income approach) assuming a 4% revenue growth and a 24% discount rate. The Company paid a premium over the fair value of the net tangible and identified intangible assets acquired in connection with the Feiwell & Hannoy transaction (i.e., goodwill) because the acquired business is a complement to APC and the Company anticipated cost savings and revenue synergies through combined general and administrative and corporate functions. The Company does not believe that any of these considerations resulted in separately identifiable intangible assets.

In connection with the acquisition, the minority investors in APC have the right to require APC to purchase all or any portion of its membership interest for a purchase price equal to 6.25 times the trailing twelve month EBITDA of APC. The minority investor can exercise this right for a period of six months after the earliest of (i) March 14, 2014, (ii) the second anniversary of the effective date of an initial public offering by the Company and (iii) the closing of a Company sale transaction. If the minority investor fails to exercise this right at the earliest triggering event, the obligation of APC will expire.

Venture Publications Inc.:  On March 30, 2007, the Company purchased the publishing assets of Venture Publications, Inc. in Jackson, Mississippi, for $2.8 million plus acquisition costs of approximately $24,000. The Company may be obligated to an additional payment of up to $600,000 provided certain revenue

Dolan Media Company

Notes to Consolidated Financial Statements — (Continued)
(Information with respect to the three months ended March 31, 2006 and March 31, 2007, and as of March 31, 2007, is unaudited)

targets are met. The excess purchase price over tangible assets was allocated to an advertisers list which is being amortized over eight years. The assets included the Mississippi Business Journal, related publishing assets and an annual business trade show. These publications are a part of the Company’s Business Information segment. As of March 31, 2007, the Company had not yet completed its valuation of the other identifiable intangible assets.

The following table provides further unaudited information on our preliminary purchase price allocation for the aforementioned 2007 acquisitions. The purchase price is preliminary pending completion of the final valuation of intangible assets. The preliminary allocation of the purchase price is as follows (in thousands):

	Feiwell &	Venture
	Hannoy	Publications	Total

Assets acquired and liabilities assumed at their fair values:
Property and equipment	$565	$—	$565
APC long-term service contract	15,300	—	15,300
Other finite-life intangible assets	—	2,824	2,824
Goodwill	5,032	—	5,032
Operating liabilities assumed	(934)	—	(934)

Cash consideration paid, including direct expenses	$19,963	$2,824	$22,787

Pro Forma Information (unaudited):  Actual results of operations of the companies acquired in 2004, 2005, 2006 and through March 31, 2007, are included in the consolidated financial statements from the dates of acquisition. The unaudited pro forma condensed consolidated statement of operations information of the Company, set forth below, gives effect to the aforementioned acquisitions using the purchase method as if the acquisitions in each year occurred on January 1, 2004, 2005, 2006 and 2007, respectively. These amounts are not necessarily indicative of the consolidated results of operations for future years or actual results that would have been realized had the acquisitions occurred as of the beginning of each such year (In thousands, except per share data):

	Pro Forma
				Three Months Ended
	Years Ended December 31,			March 31,
	2004	2005	2006	2006	2007

Total revenues	$62,762	$79,604	$119,840	$29,018	$36,666
Net loss	$(1,176)	$(7,312)	$(20,292)	(1,075)	(27,751)
Net loss per share:
Basic and diluted	$(0.13)	$(0.83)	$(2.17)	$(0.11)	$(2.98)

Pro forma weighted average shares outstanding, basic and diluted	8,820	8,845	9,343	9,360	9,324

Dolan Media Company

Notes to Consolidated Financial Statements — (Continued)
(Information with respect to the three months ended March 31, 2006 and March 31, 2007, and as of March 31, 2007, is unaudited)

Note 3.  Investments

Investments consisted of the following at December 31, 2005, and 2006 and March 31, 2007 (in thousands):

	Accounting	Percent	December 31,		March 31,
	Method	Ownership	2005	2006	2007
					(Unaudited)

Detroit Legal News Publishing, LLC	Equity	35	$17,295	$17,165	$16,680
GovDelivery, Inc.	Cost	15	900	900	900
Other	Cost	2	175	—	—

Total			$18,370	$18,065	$17,580

Detroit Legal News Publishing, LLC:  The Company purchased 35% of the membership interest of Detroit Legal News Publishing, LLC (DLNP) on November 30, 2005, for $16.8 million, plus direct acquisition costs of approximately $218,000. This investment is accounted for using the equity method. The Company recorded approximately $287,000, $2.7 million, $461,000 and $915,000 as its equity in the income for the years ended December 31, 2005 and 2006 and for the three months ended March 31, 2006 and 2007, respectively, of DLNP from date of acquisition. The membership operating agreement provides for the Company to receive quarterly distributions based on its ownership percentage. Distributions received in 2006 and for the three months ended March 31, 2006, and 2007, were $3.5 million, $700,000, and $1.4 million, respectively.

The carrying value of the Company’s 35% investment in DLNP was $17.2 million and $16.7 million at December 31, 2006, and at March 31, 2007, respectively. The difference between the Company’s carrying value and its 35% share of the members equity of DLNP relates principally to an underlying customer list at DLNP that is being amortized over its estimated useful life through 2015. The value of the customer list was estimated using a discounted cash flow analysis (income approach) prepared by management assuming 5% revenue growth, a 3% cost increase and a 24% discount rate. The difference between the Company’s carrying value and its 35% share of the members’ equity of DLNP was approximately $13.6 million, $12.8 million and $12.4 million at December 31, 2005 and 2006 and March 31, 2007, respectively. Amortization expense of $1.5 million, $462,000 and $360,000 was recorded for the year ended December 31, 2006, and for the three months ended March 31, 2006 and 2007, respectively.

According to the terms of the membership operating agreement, any DLNP member may, at any time after November 20, 2011, exercise a “buy-sell” provision, as defined, by declaring a value for DLNP as a whole. If this were to occur, each of the remaining members must decide whether it is a buyer of that member’s interest or a seller of its own interest at the declared stated value.

A $1.0 million holdback and $504,000 additional purchase price were paid in 2006 and were allocated to a customer list intangible asset. These payments resulted from the actual DLNP 2005 net equity value exceeding the estimated net equity value as provided in the purchase agreement. At December 31, 2006, the Company recorded an additional earnout accrual of $600,000 because the actual DLNP EBITDA for the twelve months ended December 31, 2006, exceeded $8 million. This was accounted for as an increase in the DLNP investment. In addition, the Company may also be obligated to pay additional consideration of up to $600,000 if DLNP’s EBITDA for the twelve months ending December 31, 2007, exceeds $8.5 million. This payment would also be accounted for as additional purchase price, and due within approximately 90 days of December 31, 2007, if the targets are achieved.

Dolan Media Company

Notes to Consolidated Financial Statements — (Continued)
(Information with respect to the three months ended March 31, 2006 and March 31, 2007, and as of March 31, 2007, is unaudited)

DLNP publishes one daily and seven weekly court and commercial newspapers located in southeastern Michigan. Summarized financial information for DLNP as of and for the years ended December 31, 2005, and 2006 and the three months ended March 31, 2006, and 2007 is as follows (in thousands):

			Three Months Ended
	Years Ended December 31,		March 31,
	2005	2006	2006	2007
			(Unaudited)

Current assets	$7,943	$9,490	$7,647	$9,143
Noncurrent assets	3,104	4,596	4,600	4,623

Total assets	$11,047	$14,086	$12,247	13,766

Current liabilities	$673	$1,602	$1,236	$1,640
Members’ equity	10,374	12,484	11,011	12,126

Total liabilities and members’ equity	$11,047	$14,086	$12,247	$13,766

Revenues	$19,420	$27,724	$6,792	$9,070
Cost of revenues	7,800	9,899	2,883	3,863

Gross profit	11,620	17,825	3,909	5,207
Selling, general and administrative expenses	4,477	5,673	1,288	1,568

Operating income	7,143	12,152	2,621	3,639
Interest income, net	68	63	16	18
Local income tax	(23)	(105)	—	(15)

Net income	$7,188	12,110	2,637	3,642

Company’s 35% share of net income	$287	$4,239	$923	$1,275
Less amortization of intangible assets	—	1,503	462	360

Equity in earnings of DLNP, LLC	$287	$2,736	$461	$915

GovDelivery, Inc.:  The Company purchased an additional 920,000 shares, representing 7%, of GovDelivery, Inc. on February 22, 2005, for $460,000. In addition, the Company’s president and CEO personally owns 50,000 shares of GovDelivery, Inc. and is a member of its Board of Directors. The investment in GovDelivery, Inc. is accounted for using the cost method of accounting.

Dolan Media Company

Notes to Consolidated Financial Statements — (Continued)
(Information with respect to the three months ended March 31, 2006 and March 31, 2007, and as of March 31, 2007, is unaudited)

Note 4.	Property and Equipment

Property and equipment consisted of the following (in thousands):

	Estimated
	Useful	December 31,		March 31,
	Lives (Years)	2005	2006	2007
				(Unaudited)

Land	N/A	305	305	305
Buildings	30	2,088	2,115	2,115
Computers	3	1,828	3,017	3,904
Machinery and equipment	3 - 10	1,073	1,224	1,229
Leasehold improvements	3 - 8	992	1,234	1,190
Furniture and fixtures	3 - 7	1,201	2,443	2,553
Vehicles	4	25	40	40
Construction in progress	N/A	—	—	740
Software	3 - 5	1,015	3,429	3,623

		8,527	13,807	15,699
Accumulated depreciation and amortization		(3,339)	(5,577)	(6,323)

		$5,188	$8,230	$9,376

Note 5.	Goodwill and Finite-life Intangible Assets

Goodwill:  Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to acquired tangible and identified intangibles assets and assumed liabilities. Identified intangible assets represent assets that lack physical substance but can be distinguished from goodwill.

Dolan Media Company

Notes to Consolidated Financial Statements — (Continued)
(Information with respect to the three months ended March 31, 2006 and March 31, 2007, and as of March 31, 2007, is unaudited)

The following table represents the balance as of December 31, 2004, 2005 and 2006 and March 31, 2007, and changes in goodwill by reporting unit for the years ended December 31, 2005, and 2006 and three months ended March 31, 2007 (in thousands):

	Business	Professional
	Information	Services	Total

Balance as of December 31, 2004	$53,824	$—	$53,824
Other	3	—	3
Counsel Press	—	7,747	7,747
Arizona News Service	1,881	—	1,881
Lawyers Weekly, Inc.	77	—	77

Balance as of December 31, 2005	55,785	7,747	63,532

Arizona News Service	(20)	—	(20)
Counsel Press	—	98	98
American Processing Company LLC	—	7,523	7,523
Watchman	1,557	—	1,557

Balance as of December 31, 2006	57,322	15,368	72,690

Feiwell & Hannoy P.C. (Unaudited)	—	5,032	5,032

Balance as of March 31, 2007 (Unaudited)	$57,322	$20,400	$77,722

For 2005, the increase in Lawyers Weekly Inc. goodwill is the result of additional acquisition costs. The 2006 reduction in the Arizona News Service goodwill is the adjustment of previously estimated accrued professional fees that were not incurred. The increase in Counsel Press in 2006 goodwill is comprised of an earnout amount of $380,000 and additional acquisition costs of $13,000, partially offset by a change in the original asset fair value estimate of $295,000. The earnout amount was payable upon Counsel Press achieving a targeted $12 million revenue threshold for the twelve months ended January 31, 2006.

Finite-Life Intangible Assets:  The following table summarizes the components of finite-life intangible assets as of December 31, 2005, and 2006 and March 31, 2007 (in thousands except amortization periods):

		As of December 31, 2005			As of December 31, 2006			As of March 31, 2007
	Amortization	Gross	Accumulated		Gross	Accumulated		Gross	Accumulated
	Period	Amount	Amortization	Net	Amount	Amortization	Net	Amount	Amortization	Net
								(Unaudited)

Mastheads and trade names	30	$10,498	$(680)	$9,818	$10,498	$(1,031)	$9,467	$10,498	$(1,118)	$9,380
Advertising customer lists	5-11	11,299	(2,383)	8,916	12,811	(3,484)	9,327	15,635	(3,788)	11,847
Subscriber customer lists	7-14	7,211	(841)	6,370	7,211	(1,395)	5,816	7,211	(1,533)	5,678
Military newspaper contracts	1-2	895	(495)	400	895	(895)	—	895	(895)	—
Professional services customer lists	7	5,707	(815)	4,892	6,982	(1,676)	5,306	6,982	(1,925)	5,057
Noncompete agreement	5	—	—	—	750	(32)	718	750	(69)	681
APC long-term service contract	15	—	—	—	31,000	(1,722)	29,278	46,300	(2,494)	43,806
Customer relationship	14				3,283	(38)	3,245	3,283	(95)	3,188
Sunwel contract	7	—	—	—	2,821	(97)	2,724	2,821	(195)	2,626
Exhibitor customer list	1							404	(101)	303

Total intangibles		$35,610	$(5,214)	$30,396	$76,251	$(10,370)	$65,881	$94,779	$(12,213)	$82,566

Dolan Media Company

Notes to Consolidated Financial Statements — (Continued)
(Information with respect to the three months ended March 31, 2006 and March 31, 2007, and as of March 31, 2007, is unaudited)

Total amortization expense for finite-life intangible assets for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007 was approximately $1.6 million, $3.2 million, $5.2 million, $971,000 and $1.8 million, respectively.

Estimated annual future intangible asset amortization expense for the next five years is as follows (in thousands):

Years ending December 31,
2007	$7,630
2008	7,325
2009	7,325
2010	7,272
2011	7,214

Each of the following transactions was evaluated under Emerging Issues Task Force Issue 98-3, “Determining whether a Nonmonetary Transaction involves Receipt of Productive Assets or of a Business” (EITF 98-3) and management concluded these were not businesses.

Colorado:  On September 10, 2004, the Company purchased the contract rights to publish newspapers at the United States Air Force Academy, Fort Carson Army Base, Schriever Air Force Base and Peterson Air Force Base, which were valued at approximately $890,000 and are being amortized over three years, and accounts receivable and fixtures totaling $142,000 from Gowdy Printcraft for $1.0 million in cash plus costs incurred of approximately $32,000.

Sunday Welcome:  On October 10, 2006, the Company acquired the assets of Sunday Welcome for $3.0 million. Sunday Welcome was responsible for initiating and managing the publishing of substantially all public notices for the Company’s court and commercial newspaper in Portland, Oregon. Prior to the acquisition, the Company was required to share the revenue earned from these public notices with Sunday Welcome. The Company allocated $2.8 million to a customer relationship intangible asset that is being amortized over its expected life of seven years and $210,000 to a non-compete agreement being amortized over five years. The value of the customer relationship intangible asset was estimated using the Income Approach: Discounted Cash Flow Method. The significant assumptions underlying the income approach included a 24% discount rate and forecasted revenue growth rate of 5%. In addition, the Company may be obligated to pay a contingent amount of up to $500,000 in 2008 if certain revenue targets are attained in each of 2007 and 2008.

The Reporter Company Printers and Publishers Inc.:  On October 11, 2006, the Company purchased the appellate services assets of The Reporter Company Printers and Publishers Inc. for approximately $1.5 million. The assets included customer lists valued at $1.3 million that are being amortized over seven years and $200,000 allocated to a non-compete agreement being amortized over five years. In addition, the Company may be obligated to pay a contingent amount of up to $250,000 over the next two years if certain revenue targets are attained.

dmg world media (USA) Inc.:  On January 8, 2007, the Company purchased certain assets of the seller which relate to the operation of a consumer home-related show under the name “Tulsa House Beautiful” for approximately $404,000. The assets consisted of an exhibitor list valued at $404,000 that is being amortized over one year.

Dolan Media Company

Notes to Consolidated Financial Statements — (Continued)
(Information with respect to the three months ended March 31, 2006 and March 31, 2007, and as of March 31, 2007, is unaudited)

Note 6.	Long-Term Debt, Capital Lease Obligation

At December 31, 2005, and 2006 and at March 31, 2007, long-term debt consisted of the following (in thousands):

	December 31,		March 31,
	2005	2006	2007
			(Unaudited)
Senior secured debt (see below):
Senior variable-rate term note, payable in quarterly installments with a balloon payment due December 2012, replaced by new term debt subsequent to December 31, 2006	$29,400	$79,750	$88,000
Senior variable-rate revolving note	13,500	—	4,000

Total senior secured debt	42,900	79,750	92,000
Unsecured note payable	—	—	3,004
Capital lease obligations	70	41	40

	42,970	79,791	95,044
Less current maturities	6,050	7,031	9,517

Long-term debt, less current portion	$36,920	$72,760	$85,527

The Company has a syndicated senior credit agreement with U.S. Bank, NA (the Credit Facility) that consists of a variable rate term note and a variable rate revolving note. The Credit Facility was amended and restated on March 14, 2006, in connection with the acquisition of APC. The March 2006 amendment increased the credit facility and approved the acquisitions of APC and the Watchman Group. The term note was increased to $85.0 million, and the variable-rate, revolving line of credit was left unchanged at $15.0 million. On August 31, 2006, the Credit Facility was amended to approve the Feiwell & Hannoy acquisition, which closed January 9, 2007 (see Note 2), and the Sunwel and Tremain transactions.

On January 8, 2007, $13.0 million was borrowed on the revolving line of credit to fund the acquisition of the mortgage default processing service business of Feiwell & Hannoy. At the same time, the Company issued a non-interest bearing note (discounted at 13%) with a face amount of $3.5 million to Feiwell & Hannoy in connection with this acquisition. The note is payable in two equal annual installments of $1.75 million on January 9, 2008, and 2009.

On March 27, 2007, the Credit Facility was amended to increase the term loan by $10.0 million, to approve the proposed initial public offering, to permit redemption of the preferred stock and to waive the requirement to use offering proceeds to repay senior secured debt. Under the amended Credit Facility, the Company borrowed $10.0 million of additional term loans. Proceeds from this borrowing were used to repay the revolving line of credit.

Dolan Media Company

Notes to Consolidated Financial Statements — (Continued)
(Information with respect to the three months ended March 31, 2006 and March 31, 2007, and as of March 31, 2007, is unaudited)

Approximate future maturities of long-term debt are as follows (in thousands):

2008	$9,517
2009	14,777
2010	10,300
2011	11,475
2012 and thereafter	48,975

$95,044

The senior debt is secured by a first-priority security interest in substantially all of the properties and assets of the Company and its subsidiaries, including a pledge of all of the stock of such subsidiaries. Borrowings under the Credit Facility bear interest, at the Company’s option, at either the sum of prime rate plus a margin, the sum of a reserve-adjusted certificate of deposit rate plus a margin, or the sum of LIBOR plus a margin. The margin fluctuates from 0% to 0.75% in the case of the prime rate option or 2.0% to 2.75% for the other options, all of which depend on the ratio of senior debt to EBITDA of the Company. The Company can lock in separate tranches of the debt at fixed rates for periods up to 12 months. Interest is paid at the end of each lock-in period or at the end of each calendar quarter, whichever comes sooner. At March 31, 2007, the weighted-average interest rate on the senior term note was 7.90%. The Company is also required to pay customary fees with respect to the Credit Facility, including an up-front arrangement fee, annual administrative agency fees and commitment fees on the unused portion of its revolving credit facility. The term loan requires quarterly principal installments with the unpaid balance due December 2012, and the revolving line of credit is subject to renewal in December 2008. In addition, the Company may elect to request the establishment of one or more new term loan commitments by an amount not in excess of $25 million in the aggregate and not less than $10 million individually for the purposes of financing any permitted acquisition subject to certain conditions, including, no default or event of default and compliance with certain financial ratios.

The Credit Facility contains covenants regarding restrictions on additional borrowings, maintenance of minimum cash flow, restrictions on the payment of cash dividends and compliance with certain financial ratios and requires prepayment equal to fifty percent of the sum of cash proceeds of any issuance of equity securities net of actual cash expenses, which requirement was waived on March 27, 2007, with respect to the Company’s proposed initial public offering, and one hundred percent of all proceeds of any sale by any Borrower of assets with an aggregate net book value in excess of $500,000 net of actual cash expenses and taxes paid.

Note 7.	Common and Preferred Stock

In 2005, the Company sold 117,000 shares of common stock to employees at fair value for cash. Of these shares, 49,500 were sold in January 2005 at a price per share of $0.003 and 67,500 shares were sold in July 2005 at a price per share of $0.03. The fair value of these shares was estimated by management using the market approach. The Company has the right, but not the obligation, to repurchase the shares if the employee’s employment is terminated for a period ranging from 1 to 4 years. The Company sold these shares in order to provide key members of management with an opportunity to purchase an ownership stake in the Company and thus obtain a proprietary interest in the Company’s growth and performance.

At December 31, 2006, the Company had authorized 2,000,000 shares of common stock and 1,000,000 shares of preferred stock. Of these totals, 550,000 shares of the preferred stock are designated as Series A redeemable, nonconvertible preferred stock (the Series A stock), 40,000 shares of the preferred stock are designated as Series B redeemable, nonconvertible preferred stock (the Series B stock), and 40,000 shares

Dolan Media Company

Notes to Consolidated Financial Statements — (Continued)
(Information with respect to the three months ended March 31, 2006 and March 31, 2007, and as of March 31, 2007, is unaudited)

are designated as Series C redeemable, convertible, participating preferred stock (the Series C stock). There were 9,324,000 shares of common stock, 287,000 shares of Series A stock, no shares of Series B stock and 38,132 shares of Series C stock outstanding at March 31, 2007. The balance of the preferred stock was not designated and was available for issuance by the Company.

The Company’s Series A stock ($28,700,000 at issuance) was issued in July 2003 in conjunction with the Company’s formation. The Series A stock ranks senior to the common stock. The Series A stock is nonvoting and is entitled to an accrued dividend of 6 percent of the original issue price per share plus accumulated unpaid dividends, compounded annually, from the date of issuance. Cumulative unpaid dividends of $1.8, $1.9, and $2.0 million for the years ended 2004, 2005 and 2006, respectively, were added to the Series A preferred stock balance on the face of the consolidated balance sheet. The Series A stock is subject to mandatory redemption at $100 per share plus accumulated dividends on July 31, 2010.

The Company’s Series C stock was issued in September and November 2004 in conjunction with the Lawyers Weekly acquisition and related refinancing. In connection with the issuance of the Series C stock, the Company sold each share of Series C stock for $1,000, raising approximately $38,132,000. The Series C Stock ranks senior to the Series A stock and the common stock. The Series C stock votes as if converted into common stock. The Series C stock is subject to mandatory redemption of $1,000 per share plus accumulated dividends on July 31, 2010. In addition to the mandatory redemption, each share of Series C stock is entitled to convert into one share of $1,000 redemption value Series B cumulative redeemable shares, approximately 5 shares of Series A stock at March 31, 2007, and approximately 135 shares of common stock. The Series C stock is entitled to a cumulative dividend at an annual rate of 6% of the original issue price per share plus accumulated unpaid dividends, compounded quarterly (which was increased to 8% effective March 2006), from the date of issuance.

The Series C is accounted for at fair value under SFAS No. 150 because it has a stated redemption date. In addition, although the Series C is convertible into other shares, these shares into which the Series C is convertible also have the same mandatory redemption date, except for the common shares. However on the issuance date of the Series C, the common stock portion of the conversion feature was considered to be a non-substantive feature and therefore disregarded in the mandatorily redeemable determination. The estimated fair value of the Series C is affected by the fair value of such common stock. Accordingly, the increase or decrease in the fair value of this security is recorded as either an increase or decrease in interest expense at each reporting period. During 2004, 2005, 2006 and three months ended March 31, 2007, the Company recorded the related dividend accretion for the change in fair value of this security of $1.0 million, $8.1 million, $26.5 million and $29.4 million respectively, as interest expense. Given the absence of an active market for the Company’s common stock, the Company engaged an independent third-party valuation firm to help it estimate the fair value of the Company’s common stock that was used to value the conversion option. A variety of objective and subjective factors were considered to estimate the fair value of the common stock. Factors considered included contemporaneous valuation analysis using the income and market approaches, the likelihood of achieving and the timing of a liquidity event, such as an initial public offering or sale of the Company, the cash flow and EBITDA-based trading multiples of comparable companies, including the Company’s competitors and other similar publicly-traded companies, and the results of operations, market conditions, competitive position and the stock performance of these companies. In particular, the Company used the current value method to determine the estimated fair value of its securities by allocating its enterprise value among its different classes of securities. The Company considered such method more applicable than the probability weighted expected return method because of the terms of its redeemable preferred stock.

Dolan Media Company

Notes to Consolidated Financial Statements — (Continued)
(Information with respect to the three months ended March 31, 2006 and March 31, 2007, and as of March 31, 2007, is unaudited)

In preparing a discounted cash flow analysis (income approach), the Company made certain significant assumptions regarding:

•	the rate of revenue growth;

•	the rate of EBITDA growth and expected EBITDA margins;

•	capital expenditures;

•	the discount rate, based on estimated capital structure and the cost of equity and debt;

•	the terminal multiple, based upon its anticipated growth prospects and private and public market valuations of comparable companies;

•	non-marketability discounts; and

•	cost growth assumptions.

The Series C stock is recorded on the consolidated balance sheet net of unaccreted issuance costs of approximately $612,000, $479,000, 581,000 and $445,000 at December 31, 2005 and 2006 and March 31, 2006 and 2007, respectively.

Note 8.	Employee Benefit Plans

The Company sponsors a defined contribution plan for substantially all employees. Company contributions to the plan are based on a percentage of employee contributions. The Company’s cost of the plan was approximately $281,000, $581,000, $801,000, $163,000 and $261,000 in 2004, 2005, 2006 and three months ended March 31, 2006, and 2007, respectively.

Note 9.	Leases

The Company leases office space and equipment under certain noncancelable operating leases that expire in various years through 2016. Rent expense under operating leases for the years ended December 31, 2004, 2005, 2006 and three months end March 31, 2006, and 2007 was approximately $1.6, $2.8, $4.0, $0.9 and $1.0 million, respectively. Our wholly-owned subsidiary, Lawyers Weekly Inc., and APC have agreed to lease office space in 2007 from a partnership, NW13 LLC, a majority of which is owned by David Trott (See Note 11 for a description of related party relationships).

Approximate future minimum lease payments under noncancelable operating leases are as follows (in thousands):

	NW13 LLC	Other	Total

Year ending December 31:
2007	$446	$3,104	$3,550
2008	602	2,166	2,768
2009	613	2,027	2,640
2010	624	1,663	2,287
2011	635	1,354	1,989
Thereafter	159	1,365	1,524

	$3,079	$11,679	$14,758

Dolan Media Company

Notes to Consolidated Financial Statements — (Continued)
(Information with respect to the three months ended March 31, 2006 and March 31, 2007, and as of March 31, 2007, is unaudited)

Note 10.	Income Taxes

Components of the provision for income taxes at December 31, 2004, 2005 and 2006 are as follows (in thousands)

	December 31,
	2004	2005	2006

Current federal income tax expense (benefit)	$(113)	$613	$3,826
Current state and local income tax expense	—	197	458
Deferred income tax	753	1,066	690

	640	1,876	4,974
Tax benefit allocated to discontinued operations (Note 15)	249	560	—

	$889	$2,436	$4,974

The following is a summary of the deferred tax components as of December 31, 2005, and 2006 (in thousands):

	December 31,
	2005	2006

Deferred tax assets:
Deferred rent	$27	$124
Allowance for doubtful accounts	550	393
Accruals	243	221
Other	81	145
Depreciation	127	308

	1,028	1,191

Deferred tax liabilities:
Prepaid expenses	(317)	(316)
Intangible assets	(1,321)	(1,419)
Interest rate swap	(77)	(7)
Amortization	(2,352)	(3,331)

	(4,067)	(5,073)

Net deferred tax liabilities	$(3,039)	$(3,882)

The components giving rise to the net deferred income tax liabilities described above have been included in the accompanying consolidated balance sheets as follows (in thousands):

	December 31,
	2005	2006

Current assets	$483	$152
Long-term liabilities	(3,522)	(4,034)

Net deferred tax liabilities	$(3,039)	$(3,882)

Dolan Media Company

Notes to Consolidated Financial Statements — (Continued)
(Information with respect to the three months ended March 31, 2006 and March 31, 2007, and as of March 31, 2007, is unaudited)

The total tax expense differs from the expected tax expense (benefit) from continuing operations, computed by applying the federal statutory rate to the Company’s pretax income (loss), as follows (in thousands):

	Years Ended December 31,
	2004	2005	2006

Tax (benefit) at statutory federal income tax rate	$(22)	$(1,112)	$(5,232)
State income taxes (benefit), net of federal affect	54	(130)	(498)
Nondeductible interest expense on preferred stock	1,018	3,604	10,632
Nondeductible amortization of intangibles and other	(161)	74	(10)
Other discrete items including rate change and state benefits	—	—	82

	$889	$2,436	$4,974

Note 11.	Major Customers and Related Parties

APC’s only two mortgage default processing services customers, Trott & Trott and Feiwell & Hannoy, are related parties. The Company has fifteen-year service contracts with Trott & Trott and Feiwell & Hannoy, expiring in 2021 and 2022, respectively, which renew automatically for up to two successive ten year periods unless either party elects to terminate the term then in effect. Trott & Trott and Feiwell & Hannoy pay the Company monthly for the Company’s services. Revenues and accounts receivables from services provided to Trott & Trott and Feiwell & Hannoy were as follows:

	Trott & Trott	Feiwell & Hannoy
For the period March 14, 2006, to December 31, 2006 and as of December 31, 2006
Revenues	$24,683	$—
Accounts receivable	$2,906	$—
For the period March 14, 2006 to March 31, 2006 and as of March 31, 2006 (Unaudited)
Revenues	$1,485	$—
Accounts receivable	$1,479	$—
For the Three Months Ended March 31, 2007 and as of March 31, 2007 (Unaudited)
Revenues	$9,367	$2,766
Accounts receivable	$3,129	$1,376

No customer concentrations existed at December 31, 2005. David Trott, president of APC, is also the managing partner of Trott & Trott. The Company’s wholly-owned subsidiary, Lawyers Weekly Inc., and APC have agreed to lease office space in 2007 from a partnership, NW13 LLC, a majority of which is owned by David Trott. Feiwell & Hannoy owns a 4.5% membership interest in APC, and Michael J. Feiwell and Douglas J. Hannoy, employees of APC, are the sole shareholders and the principal attorneys of Feiwell & Hannoy.

Note 12.	Reportable Segments

The Company’s two reportable segments consist of its Business Information Division and its Professional Services Division. Reportable segments were determined based on the types of products sold and services

Dolan Media Company

Notes to Consolidated Financial Statements — (Continued)
(Information with respect to the three months ended March 31, 2006 and March 31, 2007, and as of March 31, 2007, is unaudited)

performed. The Business Information Division provides business information products through a variety of media, including court and commercial newspapers, weekly business journals and the Internet. The Business Information Division generates revenues from display and classified advertising, public notices, circulation (primarily consisting of subscriptions) and sales from commercial printing and database information. The Professional Services Division comprises two operating units providing support to the legal market. These are Counsel Press, which provides appellate services, and American Processing Company (APC), which provides mortgage default processing services. Both of these operating units generate revenues through fee-based arrangements. In addition, certain administrative activities are reported and included under corporate.

Information as to the operations of our two segments as presented to and reviewed by the Company’s chief operating decision maker, who is its Chief Executive Officer, is set forth below. The accounting policies of the Company’s segments are the same as those described in the summary of significant accounting policies (see Note 1). Segment assets or other balance sheet information is not presented to the Company’s chief operating decision maker. Accordingly, the Company has not presented information relating to segment assets. Furthermore, all of the Company’s revenues are generated in the United States. Unallocated corporate level expenses, which include costs related to the administrative functions performed in a centralized manner and not attributable to particular segments (e.g., executive compensation expense, accounting, human resources and information technology support), are reported in the reconciliation of the segment totals to related consolidated totals as “Corporate” items. There have been no significant intersegment transactions for the periods reported.

These segments reflect the manner in which the Company sells its products to the marketplace and the manner in which it manages its operations and makes business decisions.

Dolan Media Company

Notes to Consolidated Financial Statements — (Continued)
(Information with respect to the three months ended March 31, 2006 and March 31, 2007, and as of March 31, 2007, is unaudited)

Reportable Segments
Years Ended December 31, 2004, 2005 and 2006, and Three Months Ended March 31, 2006, and 2007

	Business	Professional
	Information	Services	Corporate	Total
	(In thousands)

2004
Revenues	$51,689	$—	$—	$51,689
Operating expenses	42,507	—	2,307	44,814
Amortization and depreciation	2,613	—	215	2,828

Operating income (loss)	$6,569	$—	$(2,522)	$4,047

2005
Revenues	$66,726	$11,133	$—	$77,859
Operating expenses	54,090	7,921	2,782	64,793
Amortization and depreciation	3,592	903	258	4,753
Equity in Earnings of DLNP, LLC	287	—	—	287

Operating income (loss)	$9,331	$2,309	$(3,040)	$8,600

2006
Revenues	$73,831	$37,812	$—	$111,643
Operating expenses	57,317	23,315	4,481	85,113
Amortization and depreciation	3,742	3,550	306	7,598
Equity in Earnings of DLNP, LLC	2,736	—	—	2,736

Operating income (loss)	$15,508	$10,947	$(4,787)	$21,668

Three months ended March 31, 2006 (Unaudited)
Revenues	$17,913	$4,801	$—	$22,714
Operating expenses	13,624	3,089	1,069	17,782
Amortization and depreciation	888	454	90	1,432
Equity in Earnings of DLNP, LLC	461	—	—	461

Operating income (loss)	$3,862	$1,258	$(1,159)	$3,961

Three months ended March 31, 2007 (Unaudited)
Revenues	$19,480	$16,215	$—	$35,695
Operating expenses	14,861	9,687	1,224	25,772
Amortization and depreciation	1,042	1,445	112	2,599
Equity in Earnings of DLNP, LLC	915	—	—	915

Operating income (loss)	$4,492	$5,083	$(1,336)	$8,239

Note 13.	Share-Based Compensation

The Company’s Board of Directors approved the adoption of the 2006 Equity Incentive Plan (the “Plan”) in October 2006 and the Company’s stockholders subsequently ratified the Plan. The Plan permits the granting of incentive stock options and nonqualified options. The Plan also authorizes the granting of awards in the forms of stock appreciation rights, restricted stock, restricted stock units, deferred stock, performance units,

Dolan Media Company

Notes to Consolidated Financial Statements — (Continued)
(Information with respect to the three months ended March 31, 2006 and March 31, 2007, and as of March 31, 2007, is unaudited)

substitute award, or dividend equivalent. A total of 126,000 shares of Company common stock have been reserved for issuance pursuant to the options granted under the Plan. Options issued under the Plan are generally granted with an exercise price equal to the fair market value of the Company’s stock on the date of grant and expire 10 years from the date of grant. These options generally vest and become exercisable over a three-year period. There were no shares available for grant under the plan at December 31, 2006. In the event of a change in control, unless otherwise provided in an award agreement, awards shall become vested and all restrictions shall lapse.

During 2006 and 2007, the Company applied SFAS 123(R), which requires compensation cost relating to share-based payment transactions be recognized in the financial statements based on the estimated fair value of the equity or liability instrument issued. The fair value of each option was estimated on the date of grant using the Black-Scholes model. The risk-free interest rate was based on the U.S. Treasury yield for a term equal to the expected life of the options at the time of grant. The Company used projected employee stock option exercise behaviors to determine the expected life of options. All inputs into the Black-Scholes model are estimates made at the time of grant. The Company estimated a forfeiture rate based on the portion of share based payments that are expected to vest taking into consideration the senior level recipients of the awards. Actual realized value of each option grant could materially differ from these estimates, though without impact to future reported net income.

There were no options granted during the three months ended March 31, 2007. The following weighted average assumptions were used to estimate the fair value of stock options granted in the year ended December 31, 2006:

Dividend yield	0.0%
Expected volatility	55%
Risk free interest rate	4.75%
Expected life of options	7 Years
Weighted-average fair value of options granted	$1.35

The following table represents stock option activity for the year ended December 31, 2006, and three months ended March 31, 2007:

Weighted
		Weighted	Weighted	Average
	Number	Average	Average	Remaining
	of	Grant	Exercise	Contractual
	Shares	Fair Value	Price	Life

Outstanding options at December 31, 2005	—	$—	$—
Granted	126,000	1.35	2.22	9.79 Yrs.
Exercised	—	—	—	—
Canceled	—	—	—	—

Outstanding options at December 31, 2006	126,000	$1.35	$2.22	9.79 Yrs.
Granted	—	—	—	—
Exercised	—	—	—	—
Canceled	—	—	—	—
Outstanding options at March 31, 2007 (Unaudited)	126,000	$1.35	$2.22	9.54 Yrs.

Options exercisable at March 31, 2007 (Unaudited)	31,500	$1.35	$2.22	9.54 Yrs.

Dolan Media Company

Notes to Consolidated Financial Statements — (Continued)
(Information with respect to the three months ended March 31, 2006 and March 31, 2007, and as of March 31, 2007, is unaudited)

At December 31, 2006, and March 31, 2007, the aggregate intrinsic value of options outstanding was $266,000 and $952,000, respectively, and the aggregate intrinsic value of options exercisable was $67,000 and $238,000, respectively.

The following table summarizes our non-vested stock option activity for the year ended December 31, 2006, and the three months ended March 31, 2007:

		Weighted
		Average
	Number	Grant Fair
	of Shares	Value

Nonvested stock options at December 31, 2005	—	$—
Granted	126,000	1.35
Canceled	—	—
Vested	(31,500)	1.35

Nonvested stock options at December 31, 2006	94,500	1.35
Granted	—	—
Canceled	—	—
Vested	—	—

Nonvested stock options at March 31, 2007 (unaudited)	94,500	$1.35

At December 31, 2006, and March 31, 2007, there was approximately $118,000 and $108,000, respectively, of unrecognized compensation cost related to share-based payments, which is expected to be recognized over a weighted-average period of 2.78 years and 2.53 years, respectively.

Note 14.	Contingencies and Commitments

Litigation:  From time to time, the Company is subject to certain claims and lawsuits that have been filed in the ordinary course of business. Although the outcome of these matters cannot presently be determined, it is management’s opinion that the ultimate resolution of these matters will not have a material adverse effect on the results of operations or the financial position of the Company.

Employment Agreements:  The Company has entered into employment agreements that provide two executive officers with the following severance payments in the event the Company terminates such officers without cause: (1) the Company’s President and Chief Executive Officer is entitled to receive 12 months of base salary and a pro-rated portion of the annual bonus that would have been payable to him had he remained employed by the Company for the entire fiscal year; and (2) the President of APC is entitled to receive his base salary from the termination date through March 18, 2008, and $260,000.

Stockholders Agreement:  The Company has entered into an agreement with its stockholders which restricts the common stockholders from taking certain corporate actions without the written consent of at least 60 percent of the common stockholders.

The agreement also provides that in the event the stockholders desire to sell any part or all of their shares of stock, they shall give written notice to the Company and each of the individual stockholders of their intent to transfer shares. The Company shall have 30 days in which to exercise its option to purchase the shares at the offer price. If the Company does not accept the offer as to the full number of shares within the offering period, the selling stockholder shall send a written notice to each stockholder offering to sell the remaining shares at the same terms and conditions contained in the original offer. Acceptance of this second offer must be made within 15 days of each stockholder’s receipt of the second offer. If the Company and the

Dolan Media Company

Notes to Consolidated Financial Statements — (Continued)
(Information with respect to the three months ended March 31, 2006 and March 31, 2007, and as of March 31, 2007, is unaudited)

individual stockholders do not offer to purchase in the aggregate all of the offered shares within 60 days after the last day of the second offer period, all of the offered shares may be transferred to a third party. Upon completion of an initial public offering of greater than $25.0 million, this agreement automatically terminates.

In the event an officer or director’s position is terminated for any reason, the Company has the right, but not the obligation, to repurchase any or all of the shares of the officer or director at either their original cost or at fair market value, as defined in the agreement. The repurchase option must be exercised within 60 days of the officer’s or director’s termination.

Note 15.	Discontinued Operations

The Company was previously engaged in the business of in-bound and out-bound teleservices. On September 6, 2005, the Company sold the telemarketing operations to management personnel of this operating unit in return for an $850,000 noninterest-bearing note, the assumption of certain operating liabilities and long-term leases, and an earnout based on future performance of the business.

The loss on discontinued operations was determined as follows (in thousands):

	2004	2005

Revenue of discontinued operations	$5,024	$3,671

Note receivable		$850
Discount on note receivable for time value of money and risk		(417)
Net carrying value of assets sold		(1,949)
Operating liabilities assumed by buyer		91
Reserve for remaining lease payments		(378)
Professional fees incurred in connection with sale		(19)

Loss on disposal of telemarketing business unit		(1,822)
Loss from telemarketing operations	(732)	(500)
Income tax benefit	249	560

Loss on discontinued operations, net of tax	$(483)	$(1,762)

Note 16.	Subsequent Events

Authorized Shares and Stock Split:  In connection with its initial public offering, the Company is (i) amending and restating its certificate of incorporation to increase the number of authorized shares of common stock from 2,000,000 to 70,000,000 and preferred stock from 1,000,000 to 5,000,000 and (ii) effecting a 9 for 1 stock split of the Company’s outstanding shares of common stock through a dividend of 8 shares of common stock for each share of common stock outstanding immediately prior to the consummation of the offering. Such increase in authorized shares was approved by the Company’s board of directors on June 22, 2007 and such stock split was approved by the Company’s board of directors on July 10, 2007. All references to share and per share amounts have been adjusted retroactively for all periods presented to reflect the foregoing.

Redemption of Series A and C Stock of Related Parties:  Several of the Company’s executive officers and current or recent members of its board of directors, their immediate family members and affiliated entities, some of which are selling stockholders in the Company’s initial public offering and some of which have designated several current or recent members of the Company’s board pursuant to rights granted to these

Dolan Media Company

Notes to Consolidated Financial Statements — (Continued)
(Information with respect to the three months ended March 31, 2006 and March 31, 2007, and as of March 31, 2007, is unaudited)

stockholders under the Company’s amended and restated stockholders agreement dated as of September 1, 2004, hold approximately 90% of the shares of the Series A stock and approximately 99% of the Series C stock. The Company will redeem these shares of preferred stock upon consummation of the offering. These individuals and entities will receive an aggregate of approximately $97,090,000 and 5,078,612 shares of the Company’s common stock upon consummation of the redemption.

Reduction in Preferred Stock Dividend Rate:  On July 10, 2007, the Company amended its certificate of designations, rights and preferences of the Series B preferred stock and Series C preferred stock to reduce the base dividend rate with respect to such shares to 6% per annum from 8% per annum, such reduction to be effective as of March 14, 2006. The reduction in the dividend will be recorded in the Company’s third quarter of 2007 financial statements as a $2.8 million decrease in non-cash interest expense related to redeemable preferred stock.

Dolan Media Company

Unaudited Pro Forma Financial Information Basis of Presentation

The following unaudited pro forma financial information is based on the Company’s historical consolidated financial statements and accompanying notes and the historical financial statements of acquired businesses included elsewhere in this prospectus. These pro forma financial statements have been prepared to illustrate the effects of the acquisitions described below, including related financing transactions, and are based on the assumptions and adjustments described in the accompanying notes.

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2006, gives effect to the Company’s acquisition of an 81.0% of ownership interest in APC on March 14, 2006, and APC’s subsequent acquisition of the mortgage default processing service business of Feiwell & Hannoy on January 9, 2007, as if each had occurred on January 1, 2006. Because the results of Feiwell & Hannoy since January 9, 2007, are already included in the Company’s statement of operations for the three months ended March 31, 2007, pro forma adjustments to our operating results for the first quarter of 2007 to give effect to the Feiwell & Hannoy acquisition as if it had occurred on January 1, 2007, would not be significant (it would increase the Company’s total revenues by $280,000 and reduce the Company’s net loss by $34,000). Therefore, the Company has not provided pro forma financial data for the three months ended March 31, 2007. The unaudited pro forma as adjusted condensed consolidated statement of operations for the year ended December 31, 2006 gives effect to the APC and Feiwell & Hannoy acquisitions by the Company and, along with the as adjusted condensed consolidated statement of operations for the three months ended March 31, 2007, includes adjustments to reflect the following events related to the Company’s proposed initial public offering: (1) the conversion of all outstanding shares of the Company’s Series C preferred stock into 195,647 shares of Series A preferred stock, 38,132 shares of Series B preferred stock and 5,093,145 shares of common stock upon consummation of the initial public offering and the corresponding elimination of non-cash interest expense related to our redeemable preferred stock; (2) the redemption by the Company of all outstanding shares of its Series A preferred stock and Series B preferred stock (in each case, including shares issued upon conversion of the Series C preferred stock) with a portion of the net proceeds from the offering; (3) the repayment by the Company of $30,000,000 of outstanding indebtedness under its bank credit facility with a portion of the net proceeds from the offering; (4) the issuance by the Company of 193,829 restricted shares of common stock on the date of the prospectus for the offering, of which 21,600 shares will vest upon consummation of this offering; and (5) an increase of 15,614,745 weighted average shares outstanding as of December 31, 2006 and March 31, 2007, related to the issuance of the above-mentioned restricted shares of common stock that will vest upon consummation of this offering, the above-mentioned shares of common stock upon conversion of our series C preferred stock and the 10,500,000 shares of common stock in the offering.

The pro forma financial data is based upon available information and assumptions that the Company believes are reasonable; however, the Company can provide no assurance that the assumptions used in the preparation of the summary pro forma condensed consolidated financial data are correct. The pro forma financial data is for illustrative and informational purposes only and is not intended to represent or be indicative of what the Company’s financial condition or results of operations would have been if the Company’s acquisition of an 81.0% interest in APC or APC’s acquisition of the mortgage default processing service business of Feiwell & Hannoy had occurred on January 1, 2006. The pro forma financial data also should not be considered representative of the Company’s future results of operations.

The acquisitions have been accounted for under the purchase method of accounting, in accordance with SFAS No. 141, “Business Combinations.” Management is responsible for estimating the fair value of assets acquired and liabilities assumed. The allocation of purchase price reflected in these unaudited pro forma consolidated financial statements is preliminary, principally because management has not yet completed its valuation of acquired intangible assets. However, management does not expect the final allocation to differ materially from its estimate.

Dolan Media Company

Unaudited Pro Forma Financial Information Basis of Presentation — (Continued)

In connection with its initial public offering, the Company is (i) amending and restating its certificate of incorporation to increase the number of authorized shares of common stock from 2,000,000 to 70,000,000 and preferred stock from 1,000,000 to 5,000,000 and (ii) effecting a 9 for 1 stock split of the Company’s outstanding shares of common stock through a dividend of 8 shares of common stock for each share of common stock outstanding immediately prior to the consummation of the offering. Such increase in authorized shares was approved by the Company’s board of directors on June 22, 2007 and such stock split was approved by the Company’s board of directors on July 10, 2007. All references to share and per share amounts in this pro forma financial information have been adjusted retroactively for all periods presented to reflect the foregoing.

American Processing Company

On March 14, 2006, the Company purchased 81.0% of the membership interests of APC for $40 million in cash, transaction costs of approximately $592,000, and 450,000 shares of Dolan Media Company common stock valued based on its estimated fair value of $0.56 per share. APC is in the business of providing mortgage default processing services for law firms. The remaining 19.0% interest in APC outstanding as of December 31, 2006, was accounted for as minority interest in consolidated subsidiary.

The total consideration was as follows (in thousands):

Cash paid	$40,000
450,000 shares of Dolan Media Company common stock at estimated fair value of $0.56 per share	250
Transaction costs	592

Total purchase price	$40,842

The allocation of the purchase price based on estimated fair values was as follows (in thousands):

Current assets	$1,933
Liabilities assumed	(2,638)
Equipment & software	3,024
Finite-life intangible for long-term service contract	31,000
Goodwill	7,523

Total	$40,842

The estimated life for the Trott & Trott service contract was 15 years, which represents the contractual life of the contract. The estimated life for acquired software was 5 years.

Feiwell & Hannoy

On January 9, 2007, APC acquired the mortgage default processing business of Feiwell & Hannoy for $13.0 million in cash, a $3.5 million promissory note payable in two equal annual installments of $1.75 million, with no interest accruing on the note, and a 4.5% membership interest in APC which has an estimated fair value of $3.4 million. The Company estimated the fair value of the membership interests issued to Feiwell & Hannoy using a market approach. The Company determined the note would have a present value of $2.92 million at December 31, 2006, applying a 13% discount rate. As a result of the acquisition, the Company currently owns 77.4% of APC, Trott & Trott owns 18.1% of APC and Feiwell & Hannoy owns 4.5% of APC.

Dolan Media Company

Unaudited Pro Forma Financial Information Basis of Presentation — (Continued)

The total consideration is was as follows (in thousands):

Cash paid	$13,000
Non-interest bearing note	2,920
4.5% of the memberships interest of APC at estimated fair value	3,429
Transaction costs	614

Total	$19,963

The allocation of the purchase price based on estimated fair values was as follows (in thousands):

Liabilities assumed	$(934)
Equipment	565
Goodwill	5,032
Finite-life intangible for long-term service contract	15,300

Total	$19,963

APC has contracted with Feiwell & Hannoy for exclusive rights to provide mortgage default processing services to Feiwell & Hannoy for 15 years, with possible two ten-year extensions. As determined under FAS 141, this is a customer contract that is separable from goodwill. The Company determined that this intangible asset will be amortized over the initial 15-year term of the agreement.

The Company engaged an independent third party valuation firm to help it estimate the fair value of the Feiwell & Hannoy service contract. The value of the intangible asset is estimated as the present value of the future economic benefits attributable to the asset over its expected remaining useful life.

Because Feiwell & Hannoy was acquired by APC and merged into the APC’s operations creating efficiencies, it is appropriate to use an income method based on projected earnings. In a discounted cash flow analysis (income approach), the Company made certain significant assumptions regarding:

•	the rate of revenue growth of approximately 4% per year

•	the rate of EBITDA and expected EBITDA margins

•	the discount rate of 24.3%

Based on these calculations, the indicated value of the services agreement as of January 9, 2007, is $15.3 million.

Dolan Media Company

Unaudited Pro Forma Consolidated Statement of Operations
Year Ended December 31, 2006

		Historical
		American	Historical
		Processing	Processing
	Historical	Company	Division of						Pro Forma
	Dolan Media	January 1-	Feiwell	Pro Forma			Offering		As
	Company	March 13, 2006	and Hannoy	Adjustments		Pro Forma	Adjustments		Adjusted
				(unaudited)		(unaudited)	(unaudited)		(unaudited)
	(Dollars in thousands, except per share data)

Revenues
Business Information	$73,831	$—	$—	$—		$73,831	$—		$73,831
Professional Services	37,812	5,492	10,535	—		53,839	—		53,839

Total revenues	111,643	5,492	10,535	—		127,670	—		127,670

Operating expenses:
Direct operating: Business Information	26,604	—	—	—		26,604	—		26,604
Direct operating: Professional Services	11,794	2,498	4,303	—		18,595	—		18,595
Selling, general and administrative	46,715	1,633	4,203	—		52,551	1,990	(5)	54,541
Amortization	5,156	—	—	1,364	(1)	6,520	—		6,520
Depreciation	2,442	103	198	42	(1)	2,785	—		2,785

Total operating expenses	92,711	4,234	8,704	1,406		107,055	1,990		109,045
Equity in earnings of Detroit Legal News Publishing, LLC net of amortization of $1,503	2,736	—	—	—		2,736	—		2,736

Operating income	21,668	1,258	1,831	(1,406)		23,351	(1,990)		21,361

Non-operating expense:
Non-cash interest expense related to preferred stock	(28,455)	—	—	—		(28,455)	28,455	(6)	—
Interest expense, net of interest income of $383	(6,433)	—	—	(2,045	)(2)	(8,478)	2,340	(7)	(6,138)
Other expense	(202)	—	—	—		(202)	—		(202)

Total non-operating expense	(35,090)	—	—	(2,045)		(37,135)	30,795		(6,340)

Income (loss) before income taxes and minority interest	(13,422)	1,258	1,831	(3,451)		(13,784)	28,805		15,021
Income tax (expense) benefit	(4,974)	—	—	335	(4)	(4,639)	(133	)(8)	(4,772)
Minority interest in net income of subsidiary	(1,913)	—	—	(518	)(3)	(2,431)	—		(2,431)

Net (loss) income	$(20,309)	$1,258	$1,831	$(3,634)		$(20,854)	$28,672		$7,818

Pro forma net (loss) per share:
Basic						$(2.23)			$0.31
Diluted						$(2.23)			$0.31
Pro forma weighted average shares outstanding:
Basic						9,342,739			24,957,484
Diluted						9,342,739			24,957,484

See Notes to Unaudited Pro Forma Financial Information.

Dolan Media Company

Unaudited As Adjusted Consolidated Statement of Operations
Three Months Ended March 31, 2007

	Historical
	Dolan Media	Offering		As
	Company	Adjustments		Adjusted
	(unaudited)	(unaudited)		(unaudited)
	(Dollars in thousands, except per share data)

Revenues
Business Information	$19,480	$—		$19,480
Professional Services	16,215	—		16,215

Total revenues	35,695	—		35,695

Operating expenses:
Direct operating: Business Information	6,777	—		6,777
Direct operating: Professional Services	5,400	—		5,400
Selling, general and administrative	13,595	726	(5)	14,321
Amortization	1,844	—		1,844
Depreciation	755	—		755

Total operating expenses	28,371	726		29,097
Equity in earnings of Detroit Legal News Publishing, LLC net of amortization of $1,503	915	—		915

Operating income	8,239	(726	)(5)	7,513

Non-operating expense:
Non-cash interest expense related to preferred stock	(29,942)	29,942	(6)	—
Interest expense, net of interest income of $383	(2,035)	584	(7)	(1,451)
Other expense	(8)	—		(8)

Total non-operating expense	(31,985)	30,526		(1,459)

Income (loss) before income taxes and minority interest	(23,746)	29,800		6,054
Income tax (expense) benefit	(3,140)	54	(8)	(3,086)
Minority interest in net income of subsidiary	(900)	—		(900)

Net (loss) income	$(27,786)	$29,854		$2,068

Pro forma net (loss) per share:
Basic				$0.08
Diluted				$0.08
Pro forma weighted average shares outstanding:
Basic				24,938,745
Diluted				24,938,745

See Notes to Unaudited Pro Forma Financial Information.

Dolan Media Company

Unaudited As Adjusted Consolidated Balance Sheet
March 31, 2007

	Historical
	Dolan
	Media	Offering
	Company	Adjustments		As Adjusted
	(unaudited)	(unaudited)		(unaudited)
	(In thousands)
ASSETS
Current assets
Cash and cash equivalents	$1,406	$8,794	(9)	$10,200
Accounts receivable	17,548	—		17,548
Prepaid expenses and other current assets	2,237	—		2,237
Deferred income taxes	152	—		152

Total current assets	21,343	8,794	(9)	30,137
Investments	17,580	—		17,580
Property and equipment, net	9,376	—		9,376
Finite-life intangible assets, net	82,566	—		82,566
Goodwill	77,722	—		77,722
Other assets	2,474	—		2,474

Total assets	$211,061	$8,794	(9)	$219,855

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Current maturities of long-term debt	$9,517	—		$9,517
Accounts payable	5,648	—		5,648
Accrued compensation	2,632	—		2,632
Accrued liabilities	4,580	—		4,580
Due to sellers of acquired businesses	—	—		—
Deferred revenue	11,314	—		11,314

Total current liabilities	33,691	—		33,691

Long-term debt, less current portion	85,527	(30,000	)(10)	55,527
Deferred income taxes	4,034	—		4,034
Deferred revenue and other liabilities	2,047	—		2,047
Series C mandatorily redeemable, convertible participating preferred stock	102,754	(102,754	)(11)	—
Series B mandatorily redeemable, nonconvertible preferred stock	—	—		—
Series A mandatorily redeemable, nonconvertible preferred stock	35,549	(35,549	)(12)	—

Total liabilities	263,602	(168,303)		95,299

Minority interest in consolidated subsidiary	4,110	—		4,110

Commitments and contingencies
Stockholders’ deficit
Common stock	1	24	(13)	25
Additional paid-in capital	313	190,370	(13)	190,683
Accumulated deficit	(56,965)	(13,297	)(14)	(70,262)

Total stockholders’ deficit	(56,651)	177,097	(13)	120,446

Total liabilities and stockholders’ deficit	$211,061	$8,794	(9)	$219,855

See Notes to Unaudited Pro Forma Consolidated Financial Information.

Dolan Media Company

Notes to Unaudited Pro Forma Financial Statements

Unaudited Pro Forma Consolidated Income Statement Adjustments

(1) These adjustments reflect the additional depreciation and amortization expense resulting from the allocation of the Company’s purchase price of assets acquired to property and equipment and identifiable finite-life intangible assets.

Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining lease terms.

The Feiwell & Hannoy amortization expense from the purchase price allocated to the service contract is being amortized over 15 years, which represents the contractual period of the contract. The $565,000 in long-lived assets was allocated to equipment and is depreciated over 60 months.

The finite-life intangible asset for the Trott & Trott long-term service agreement in the amount of $31.0 million is being amortized over 15 years, which represents the initial contractual period of the contract. The $3.0 million in long-lived APC assets acquired for APC includes software, computers, leasehold improvements, and furniture and fixtures.

Property and Equipment consisted of the following: (in thousands)

					Depreciation Expense
		Estimated	Estimated	Pro forma	Pro forma	Less	Pro forma
		fair value	Life (mos)	Months	Amount	Historical	Adjustment

Feiwell & Hannoy:	Equipment Total	$565	60	12.0	$113	$198	$(85)

APC:	Computers	504	24	2.5	52
	Leasehold Improvements	48	14	2.5	9
	Furniture & Fixtures	434	28	2.5	39
	Software	271	12	2.5	56
	Veritas Software	1,767	60	2.5	74

	Total APC	$3,024			230	103	127

Total					$343	$301	$42

Finite-Life Intangible Asset consisted of the following: (in thousands)

			Estimated	Pro forma
			Life (mos)	Months	Amortization Expense

Feiwell & Hannoy:	Service Agreement	$15,300	180	12.0	$1,020	$—	$1,020
APC:	Service Agreement	31,000	180	2.0	344	—	344

Total					$1,364	$—	$1,364

(2) These adjustments represent the additional interest expense associated with borrowings on our senior credit facility to fund the purchase price (dollars in thousands):

	Year Ended December 31, 2006
	Borrowings	Rate	Days	Interest Expense

Feiwell & Hannoy — senior debt	$13,000	7.976	365	$1,037
Note Payable Feiwell & Hannoy	2,920	13.00	365	380
APC	40,000	7.850	73	628

Total				$2,045

Dolan Media Company

Notes to Unaudited Pro Forma Financial Statements — (Continued)

(3) This adjustment is to record the minority interest for the approximately 22.6% of APC not owned by the Company and assuming that the 4.5% membership interest in APC issued to Feiwell & Hannoy had occurred on January 1, 2006 (dollars in thousands).

Feiwell & Hannoy
Historical net income		$1,831
Pro forma adjustments:
Amortization of acquired intangibles	(1,020)
Depreciation expense	85
Interest expense on borrowings	(1,417)

Subtotal of adjustments		(2,352)

Pro forma net income		(521)
Minority interest		22.6%

Pro forma adjustment for minority interest		$118

APC
Historical net income	$1,258
Pro forma adjustments:
Depreciation expense	(69)

Pro forma net income	1,189
Minority interest	22.6%

Pro forma adjustment for minority interest	$(269)

APC income for period from March 15 to December 31, 2006	10,066
Minority interest	3.645%

Pro forma adjustment for minority interest	(367)

Total APC	(636)

Summary
Feiwell & Hannoy	118
APC	(636)

$(518)

(4) To provide for the tax effect of pro forma adjustments using estimated effective tax rate of 38% and to record pro forma tax expense on earnings of APC and Feiwell and Hannoy as if they had been taxable organizations (dollars in thousands).

	Year Ended
	December 31, 2006
		Pro forma Tax Expense
	Amount	(Benefit) at 38%

Feiwell & Hannoy
Tax effect pro forma adjustments	$(2,352)	$(894)
Tax expense related to historical income	1,831	696
Tax effect minority interest adjustment	118	45

Total		$(153)

Dolan Media Company

Notes to Unaudited Pro Forma Financial Statements — (Continued)

	Year Ended
	December 31, 2006
		Pro Forma Tax Expense
	Amount	(Benefit) at 38%

APC
Tax effect pro forma adjustments	($1,099)	($418)
Tax expense related to historical income	1,258	478
Tax effect minority interest adjustment	(636)	(242)

Total		($182)

Summary:
Feiwell & Hannoy		(153)
APC		(182)

		($335)

Unaudited Offering Adjustments

(5) This adjustment reflects the non-cash compensation expense related to the issuance at an assumed January 1, 2006 or 2007, as applicable, grant date of 193,829 restricted shares of common stock. Of these 193,829 shares, 108,000 will be issued to non-management employees and vest in five equal annual installments which are assumed to commence on January 1 and each of the four following anniversary dates. The remaining 85,829 shares will vest in four equal annual installments commencing one year from the assumed grant date of January 1.

The compensation expense was calculated as follows (in thousands):

	Year Ended	Three Months Ended
	December 31, 2006	March 31, 2007

Number of restricted shares issued	193,829	193,829
Number of restricted shares vested	64,657	32,217
Price per share at the mid-point	$14.50	$14.50

Pro forma adjustment	$938	$467

This adjustment also reflects the non-cash compensation expense related to the issuance at an assumed January 1, 2006 or 2007, as applicable, grant date of 873,157 stock options, which will vest in four equal annual installments commencing one year from the assumed grant date of January 1.

The compensation expense was calculated as follows (in thousands):

	Year Ended	Three Months Ended
	December 31, 2006	March 31, 2007

Number of stock options issued	873,157	873,157
Number of stock options vested	218,289	53,825
Weighted-average fair value of options granted	$4.82	$4.82

Pro forma adjustment	$1,052	$259

Dolan Media Company

Notes to Unaudited Pro Forma Financial Statements — (Continued)

Total pro forma non-cash compensation expense is as follows:

	Year Ended	Three Months Ended
	December 31, 2006	March 31, 2007

Restricted stock	$938	$467
Stock options	1,052	259

	$1,990	$726

(6) This adjustment represents the non-cash interest savings from the Company using a portion of its net proceeds to redeem all of the preferred stock.

This non-cash interest savings was calculated as follows (in thousands):

	Year Ended	Three Months Ended
	December 31, 2006	March 31, 2007

Non-cash interest expense	$28,455	$29,942
Amount not redeemed	0	0

Pro forma adjustment	$28,455	$29,942

(7) This adjustment represents the interest savings from the Company using $30,000,000 of its net proceeds from the offering for repayment of outstanding indebtedness under its bank credit facility.

The interest savings was calculated as follows (in thousands):

	Year Ended	Three Months Ended
	December 31, 2006	March 31, 2007

Principal reduction	$30,000	$30,000
Average interest rate during the period	7.8%	7.9%
Number of days	365	90

Pro forma adjustment	$2,340	$584

(8) This adjustment represents the additional income tax expense caused by the reduction in interest expense related to the Company’s use of net proceeds from the offering to repay $30,000,000 of bank indebtedness, partially offset by the income tax benefit caused by the compensation expense related to the issuance of the 193,829 restricted shares of common stock of which 21,600 are vested as of the date of the prospectus for the offering.

The additional income tax expense was calculated as follows (in thousands):

	Year Ended	Three Months Ended
	December 31, 2006	March 31, 2007

Interest expense savings	$2,340	$584
Compensation expense related to restricted stock and options granted	(1,990)	(726)

	350	(142)
Income tax rate	38%	38%

Pro forma expense (benefit)	$133	$(54)

The non-cash interest expense adjustment has no impact on income tax expense because non-cash interest is a permanent difference for income tax purposes

Dolan Media Company

Notes to Unaudited Pro Forma Financial Statements — (Continued)

(9) On April 26, 2007, the Company filed a registration statement with the Securities and Exchange Commission in connection with a proposed initial public offering of its common stock. This adjustment reflects (i) the receipt by us of the net proceeds from the sale of 10,500,000 shares of common stock at an assumed initial public offering price of $14.50 per share after deducting the estimated underwriting accounts and the estimated offering expenses payable by the Company and (ii) the application of a portion of the net proceeds to redeem all outstanding shares of Series A and Series B preferred stock and to repay $30,000,000 of the outstanding indebtedness under the bank credit facility. The adjustment was calculated as follows (in thousands):

Net proceeds from offering	$138,593
Cash payments to redeem preferred stock	(99,799)
Cash payment to pay down senior debt	(30,000)

Pro forma adjustment	$8,794

(10) This adjustment reflects the Company’s use of a portion of its net proceeds from this offering to repay $30,000,000 of outstanding indebtedness under its bank credit facility.

(11) This adjustment reflects (i) the conversion of all outstanding shares of Series C preferred stock into 195,647 shares of Series A preferred stock, 38,132 shares of Series B preferred stock and 5,093,145 shares of common stock and (ii) the increase in the fair value of the mandatorily redeemable preferred stock from the discounted fair value of the fixed portion of the Series C stock as reflected on the March 31, 2007 balance sheet to the redemption value as of that date. The adjustment was calculated as follows (in thousands):

Series A conversion	$19,194
Series B conversion	45,056
Common stock conversion	49,811
Adjustment to fixed redemption price	(11,307)

Pro forma adjustment	$102,754

(12) This adjustment reflects the conversion of the Series C preferred stock and cash redemption of the Series A and Series B preferred stock.

(13) This adjustment reflects (i) the sale of 10,500,000 shares of common stock in the offering, (ii) the conversion of the Series C preferred stock into 5,093,145 shares of common stock and (iii) the issuance of 193,829 restricted shares of common stock and 873,157 stock options and was calculated as follows (in thousands):

Net proceeds from IPO, net of par value adjustment of $24	$138,569
Conversion of Series C preferred stock	49,811
Issuance of restricted stock and related compensation expense	938
Issuance of stock options and related compensation expense	1,052

$190,370

(14) This adjustment reflects (i) the increase to adjust the fixed redemption price described in (11) above and (ii) the compensation expense related to restricted stock and options granted:

Increase in Series C fixed redemption price	$(11,307)
Compensation expense	(1,990)

$(13,297)

Dolan Media Company

Notes to Unaudited Pro Forma Financial Statements — (Continued)

This adjustment reflects an increase of 15,614,745 weighted average shares outstanding as of December 31, 2006 and March 31, 2007, related to the issuance of shares of the Company’s common stock that would have been issued by the Company in the initial public offering at an assumed initial public offering of $14.50 per share (the mid-point of the range set forth on the cover of the prospectus for the initial public offering), less estimated underwriting discounts and commissions and estimated offering expenses payable by the Company, in order to redeem all outstanding shares of preferred stock and repay $30,000,000 of outstanding indebtedness under the Company’s bank credit facility, as if they had occurred at the beginning of the period.

Unaudited Pro Forma Share Information

The following table reconciles the historical weighted average shares outstanding to the pro forma, pro forma as adjusted and as adjusted weighted average shares outstanding:

			Three Months
	Year Ended		Ended
	December 31, 2006		March 31, 2007
		Pro Forma
	Pro Forma	As Adjusted	As Adjusted
	(in thousands)

Weighted average shares outstanding — Historical	9,254	9,254	9,324
Add common shares issuable upon conversion of Series C preferred stock	—	5,093	5,093
Add common shares to be issued in the offering	—	10,500	10,500
Add weighted average shares issued in conjunction with APC acquisition	89	89	—
Add restricted common shares to be issued on the date of the prospectus	—	22	22

Weighted average shares outstanding, basic and dilutive	9,343	24,958	24,939

The Company had 126,000 outstanding common stock options and on an as adjusted basis had 873,157 common stock options and 172,229 of non-vested restricted shares outstanding which will be issued or granted on the date of the prospectus for the offering at December 31, 2006 and March 31, 2007 that were excluded from the computation of the diluted net loss per share because their effect would be antidilutive.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Dolan Media Company
Minneapolis, Minnesota

We have audited the accompanying balance sheet of American Processing Company (APC) (A Division of Trott & Trott, P.C.) as of December 31, 2005, and the statements of income, changes in parent’s equity in division, and cash flows for each of the years in the two year period ended December 31, 2005 and for the period from January 1 to March 13, 2006. These financial statements are the responsibility of APC’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Processing Company (A Division of Trott & Trott, P.C.) as of December 31, 2005, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2005 and for the period from January 1 to March 13, 2006 in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

Minneapolis, Minnesota
April 25, 2007

American Processing Company (A Division of Trott & Trott, P.C.)

Balance Sheet
December 31, 2005

2005
(In thousands)

ASSETS
Current Assets
Fee income receivable from parent	$2,273

Property and Equipment, at cost
Office equipment and software	2,580
Furniture and fixtures	903
Leasehold improvements	122

3,605
Accumulated depreciation	(1,961)

1,644

$3,917

LIABILITIES AND PARENT’S EQUITY IN DIVISION
Current Liabilities
Accrued compensation	$317
Deferred revenue	1,690

Total current liabilities	2,007
Contingency (Note 2)
Parent’s Equity in Division	1,910

Total liabilities and parent’s equity in division	$3,917

See Notes to Financial Statements.

American Processing Company (A Division of Trott & Trott, P.C.)

Statements of Income
Years Ended December 31, 2004, and 2005 and the Period From January 1 to March 13, 2006

			January 1 to
	Years Ended December 31		March 13,
	2004	2005	2006
	(In thousands)

Fee income:	21,650	23,918	5,492

Operating expenses:
Direct Operating	9,245	9,927	2,498
General and administrative expenses	6,417	6,703	1,633
Depreciation	575	591	103

Total operating expenses	16,237	17,221	4,234

Net income	$5,413	$6,697	$1,258

Statements of Changes in Parent’s Equity in Division
Years Ended December 31, 2004, and 2005 and the Period From January 1 to March 13, 2006

			January 1 to
	Years Ended December 31		March 13,
	2004	2005	2006
	(In thousands)

Balance, beginning of period	$2,120	$1,942	$1,910
Net income	5,413	6,697	1,258
Distributions to Parent Company	(5,591)	(6,729)	(1,080)

Balance, end of period	$1,942	$1,910	$2,088

See Notes to Financial Statements.

American Processing Company (A Division of Trott & Trott, P.C.)

Statements of Cash Flows
Years Ended December 31, 2004 and 2005 and the Period From January 1 to March 13, 2006

	Years Ended December 31		January 1 to March 13,
	2004	2005	2006
	(In thousands)

Cash Flows From Operating Activities
Net income	$5,413	$6,697	$1,258
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	575	591	103
Changes in operating assets and liabilities:
Fee income receivable from parent	(2)	(374)	(795)
Accrued compensation	(348)	32	389
Deferred revenue	115	252	125

Net cash provided by operating activities	5,753	7,198	1,080

Cash Flows From Investing Activities
Purchases of property and equipment	(162)	(469)	—

Cash Flows From Financing Activities
Distributions to Parent Company	(5,591)	(6,729)	(1,080)

Net change in cash	—	—	—
Cash, beginning of period	—	—	—

Cash, end of period	$—	$—	$—

See Notes to Financial Statements.

American Processing Company (A Division of Trott & Trott, P.C.)

Notes to Financial Statements

Note 1.	Nature of Business and Significant Accounting Policies

Nature of Business:  American Processing Company (herein referred to as APC, the Division or the Company) is a division of Trott & Trott, P.C. (the Parent Company), a Michigan professional services corporation. The Division is in the business of providing foreclosure, bankruptcy, eviction and litigation processing and related services to mortgage bankers, mortgage servicers, regional property owners and investor groups involved with real property in the state of Michigan.

Basis of Financial Statement Presentation:  These financial statements represent the “carve out” of the Division from the Trott & Trott, P.C. financial statements. They reflect fee income and operating expenses allocated or “carved out” of the Trott & Trott, P.C. operations on the accrual basis in accordance with U.S. generally accepted accounting principles.

Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of fee income and expenses during the reporting period. Actual results could differ from those estimates.

Fee Income Recognition and Deferred Revenue:  All of the Division’s revenues are generated from services rendered to the Parent Company based on the number of files referred to the Division for processing by Trott & Trott, P.C. Receivables are generated from Trott & Trott, P.C., the Division’s only customer, at the time files are initiated.

The estimated average file processing time for all files, except litigation, ranges from 35 to 60 days. Revenue is recognized on a ratable basis over the period during which the services are provided. The Division bills Trott & Trott, P.C. for services to be performed and records amounts billed for services not yet performed as deferred revenue at the end of each reporting period. The estimated unrecognized revenue relative to files in process is shown as deferred revenue on the balance sheet. The fee rates per file are based upon certain volume thresholds for each file type.

Property and Equipment:  Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the following estimated useful lives of the individual assets:

Years

Office equipment	3 − 5
Furniture and fixtures	5 − 7
Leasehold improvements	Life of lease

Impairment of Long-Lived Assets:  The Company periodically reviews long-lived assets to determine any potential impairment. The asset carrying values are compared with the expected future cash flows resulting from their use. The expected future cash flows include cash flows resulting from the asset’s disposition. The Company would recognize an impairment loss if any asset’s carrying value exceeded its undiscounted expected future cash flow. To date, management has determined that no impairments of long-lived assets exist.

Software Developed for Internal Use:  Expenditures for major software purchases and software developed for internal use are capitalized and depreciated using the straight-line method over the estimated useful lives of the related assets, which are generally three to five years and are included in office equipment on the balance sheet. For software developed for internal use, all external direct costs for materials and services are capitalized in accordance with Statement of Position (SOP) 98-1, Accounting for the Costs of

American Processing Company (A Division of Trott & Trott, P.C.)

Notes to Financial Statements — (Continued)

Computer Software Developed or Obtained for Internal Use. Software at December 31, 2005 totaled approximately $386,000.

Fair Value of Financial Investments:  The carrying amounts of financial investments approximate fair value due to the short maturities of these investments.

Basis for Expense Allocations:  APC is a division of Trott & Trott, P.C. and management has estimated and allocated the expenses APC would have incurred on a stand-alone basis. Direct operating expenses consist of salaries, related benefits and payroll taxes for the employees that perform processing. The following is a summary of the major expense categories and the methodology used to allocate such expenses:

•	Nonofficer salaries, wages, bonuses and payroll taxes are actual amounts for the specific employees assigned to the APC division.

•	Certain executive officers of the Parent Company were specifically involved with the Division’s operations. Their salaries, bonuses, payroll taxes and related auto, travel, meals, entertainment and professional expenses were allocated to APC based on the estimated percentage of time the executive officers spent on the Division’s business activities.

•	Employee benefits, including health insurance, pension/profit sharing, workers’ compensation, incentives and training, were allocated based on the number of employees specifically assigned to the APC division in relation to the total employees of Trott & Trott, P.C. (the APC employee ratio method).

•	Equipment lease expense was allocated based on the APC employee ratio method.

•	Certain facilities lease expense was allocated based on the ratio of employees utilizing such space to the total employees of Trott & Trott, P.C.

•	Depreciation is the computed amount based on the property and equipment on the Division’s balance sheet.

•	Postage and delivery were allocated based on the APC employee ratio method.

•	Information systems expenses are based on actual expenses incurred.

•	Advertising, marketing and professional fees were allocated based on the estimated percentage that applied to the APC business activities.

•	The single business tax was computed specifically for the APC division based on the revenues reflected in these financial statements.

•	All other general and administrative expenses were allocated based on the APC employee ratio method.

Distributions to Parent Company:  APC does not maintain a divisional cash account. Therefore, the Parent Company makes all disbursements for APC. The excess of the Division’s net income plus its depreciation and amortization over its expenditures for property and equipment and changes in operating assets and liabilities is reflected as distributions to the Parent Company in these financial statements.

Income Taxes:  Trott & Trott, P.C. is not subject to income taxes under the federal and state tax laws. Instead, the taxable income of Trott & Trott, P.C. is passed through to its owners and is taxable to them on an individual level. Therefore, these financial statements do not reflect an allocation of federal and state income taxes. However, the Division’s share of the Michigan single business tax is reflected under operating expenses on the statements of income.

American Processing Company (A Division of Trott & Trott, P.C.)

Notes to Financial Statements — (Continued)

Note 2.  Contingency

All of the assets of APC were pledged as collateral for Parent Company debt. See Note 3 related to sale of business as this arrangement was terminated as a result of the sale.

Note 3.  Sale of Business

On March 14, 2006, the Company transferred its assets and operations to American Processing Company LLC (APC LLC) and subsequently sold 81.0 percent of its membership interest of APC LLC to Dolan Media Company (Dolan) for $40 million in cash plus 50,000 shares of Dolan’s common stock valued at $5 per share. The members of APC LLC are subject to an operating agreement which includes a provision whereby the Parent Company, as the minority member of APC LLC, can require APC LLC to purchase all or any portion of its membership interest for a purchase price as defined in the operating agreement at the earliest of March 14, 2014, two years after a Dolan IPO, or the sale of Dolan.

INDEPENDENT AUDITORS’ REPORT

To Dolan Media Company
Minneapolis, Minnesota

We have audited the accompanying consolidated statements of operations, changes in members’ equity and cash flows of Counsel Press, LLC and Subsidiary for the year ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether or not the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, and the results of operations and cash flows of Counsel Press, LLC and Subsidiary for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/  Judelson, Giordano & Siegel, P.C.
Middletown, New York

June 21, 2006

Counsel Press, LLC and Subsidiary

Consolidated Statement of Operations
For the Year Ended December 31, 2004
(In thousands)

Sales	$11,183
Cost of sales	4,813

Gross profit	6,370
Selling, general and administrative expenses	4,661

Operating income	1,709
Interest expense	263

Income before income taxes	1,446
Income taxes	115

Net income	$1,331

See Notes to Consolidated Financial Statements.

Counsel Press, LLC and Subsidiary

Consolidated Statement of Changes in Members’ Equity
For the Year Ended December 31, 2004
(In thousands)

Beginning balance	$4,076
Net income	1,331
Distributions	(1,731)

Ending balance	$3,676

See Notes to Consolidated Financial Statements.

Counsel Press, LLC and Subsidiary

Consolidated Statement of Cash Flows
For the Year Ended December 31, 2004
(In thousands)

Cash Flows From Operating Activities
Net income	$1,331

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	201
Provision for doubtful accounts	10
Changes in assets and liabilities:
Accounts receivable	(192)
Inventory	3
Prepaid expenses	2
Accounts payable	146
Accrued expenses	7

Total adjustments	177

Net cash provided by operating activities	1,508

Cash Flows From Investing Activities
Acquisition of fixed assets	(54)
Acquisition of intangible assets	(25)

Net cash used in investing activities	(79)

Cash Flows From Financing Activities
Net activity on line of credit	964
Proceeds from borrowings	210
Payment of debt acquisition costs	(14)
Repayment of debt	(750)
Distributions to members	(1,731)

Net cash used in financing activities	(1,321)

Net increase in cash	108
Cash, beginning	223

Cash, ending	$331

Supplemental Disclosures of Cash Flow Information
Cash paid for:
Interest	$260
Income taxes	115

See Notes to Consolidated Financial Statements.

Counsel Press, LLC and Subsidiary

Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies

Nature of Operations:  Counsel Press, LLC (a limited liability company) was organized in the state of Delaware in December 1996 and began operations on January 1, 1997. The Company provides appellate printing and consulting services to attorneys who are filing appeals to state or federal courts. The Company has six offices which service the Northeast and Mid-Atlantic regions. The Company generally grants credit to its customers on an open account basis. The Company’s wholly owned subsidiary, Counsel Press West, Inc., was formed on December 4, 2003, to provide similar services to the western portion of the United States. Together, Counsel Press, LLC and Counsel Press West, Inc., collectively are referred to as the “Company.”

Principles of Consolidation:  The consolidated financial statements include the accounts of Counsel Press, LLC and its wholly owned subsidiary, Counsel Press West, Inc. All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates:  The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ for those estimates.

Revenue Recognition:  Revenue is recognized upon product delivery, passage of title and when all significant obligations of the Company have been satisfied.

Taxes:  Counsel Press, LLC is a limited liability company which has elected to be taxed as a partnership. Therefore, no provisions for federal and New York state taxes will be made by the Company. The Company will, however, be subject to the respective state and city taxes where they conduct business. Members of a limited liability company are individually taxed on their pro rata shares of the Company’s earnings. Counsel Press West, Inc. will be subject to federal and state taxes.

Advertising Expenses:  All costs associated with advertising and promotions are expensed in the year incurred. Advertising expense for the year ended December 31, 2004, amounted to approximately $209,000.

Note 2.	Commitments and Contingencies

The Company pays interest to some of its members for the borrowed portion ($800,000 at December 31, 2004) of their equity contribution. At December 31, 2004, this rate was approximately 13.5 percent. Interest expense under this agreement for the year ended December 31, 2004, was approximately $108,000.

The Company leases its offices and certain of its equipment under noncancelable operating leases. These leases expire through December 2011. The real property leases require payments for real estate taxes, and the equipment lease requires usage charges after established usage levels. Leases that expire for real property are anticipated to be renewed or replaced by other leases. During the term of the equipment lease, management will judge the cost/benefit of continuing the lease versus exercising the purchase and other option contained therein.

Simultaneous with the sale of substantially all of the Company’s assets on January 20, 2005, there are no minimum lease commitments as all the operating leases were transferred to the purchaser.

Lease expense for the year ended December 31, 2004, was approximately $1,009,000.

The Company had a consulting agreement with one of its members which expired on March 31, 2004. Consulting expense under this agreement for the year ended December 31, 2004, was approximately $26,000.

Counsel Press, LLC and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

Note 3.	Retirement Plan

The Company has instituted a qualified 401(k) retirement savings plan, which covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. At the Company’s discretion, it can match a portion of the participants’ contributions. The Company’s matching contribution for the year ended December 31, 2004, was approximately $81,000. This matching contribution was made by the purchaser of the Company.

Note 4.	Subsequent Events

In a transaction dated January 20, 2005, substantially all of the assets of Counsel Press, LLC and Counsel Press West, Inc. were sold to Dolan Media Corporation, Inc. (purchaser) for approximately $13.5 million subject to certain conditions contained in the sales agreement and with an additional earn-out amount of up to $1.3 million as certain sales target amounts were achieved, as defined in the sales agreement. The Company’s other wholly owned subsidiaries, CP Data Tech LLC and CP Court Tech, Inc., were excluded from this transaction. Additionally, all leases were transferred to the purchaser. The purchaser made a matching contribution to the 401(k) plan of approximately $81,000 for the year ended December 31, 2004, which is included as part of accrued expenses.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Dolan Media Company
Minneapolis, Minnesota

We have audited the accompanying balance sheets of the Processing Division of Feiwell & Hannoy, P.C. as of December 31, 2005 and 2006, and the related statements of income, changes in parent’s equity in division and cash flows for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of Feiwell & Hannoy, P.C’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Processing Division of Feiwell & Hannoy, P.C. as of December 31, 2005 and 2006, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/  McGladrey & Pullen, LLP

Minneapolis, Minnesota
April 25, 2007

The Processing Division of Feiwell & Hannoy, P.C.

Balance Sheets
December 31, 2005 and 2006

	2005	2006
	(In thousands)

Assets (Note 2)
Current Assets
Fee income receivable from parent	$579	$569
Unbilled fee income	524	611
Prepaid expense	114	—

Total current assets	1,217	1,180

Property and Equipment, at cost
Computer hardware	1,225	1,337
Furniture and fixtures	401	591
Software	157	162

	1,783	2,090
Accumulated depreciation	(1,329)	(1,525)

	454	565

	$1,671	$1,745

Liabilities and Parent’s Equity in Division
Current Liabilities
Accrued compensation	$151	$189
Deferred fee income	795	857
Bank Note payable	—	164

Total current liabilities	946	1,210
Commitments and Contingency (Notes 2 and 3)
Parent’s Equity in Division	725	535

Total liabilities and parent’s equity in division	$1,671	$1,745

See Notes to Financial Statements.

The Processing Division of Feiwell & Hannoy, P.C.

Statements of Income
Years Ended December 31, 2004, 2005 and 2006

	2004	2005	2006
	(In Thousands)

Fee income:	7,419	9,797	10,535

Operating expenses:
Direct Operating	3,195	3,507	4,303
Selling, general and administrative expenses	3,350	3,894	4,203
Depreciation	233	230	198

Total operating expenses	6,778	7,631	8,704

Net income	$641	$2,166	$1,831

Statements of Changes in Parent’s Equity in Division
Years Ended December 31, 2004, 2005 and 2006

	2004	2005	2006
	(In Thousands)

Balance, beginning of year	$465	$686	$725
Net income	641	2,166	1,831
Distributions to Parent Company	(420)	(2,127)	(2,021)

Balance, end of year	$686	$725	$535

See Notes to Financial Statements.

The Processing Division of Feiwell & Hannoy, P.C.

Statements of Cash Flows
Years Ended December 31, 2004, 2005 and 2006

	2004	2005	2006
	(In Thousands)

Cash Flows From Operating Activities
Net income	$641	$2,166	$1,831
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	233	230	198
Changes in operating assets and liabilities:
Fee income receivable from parent	(120)	(103)	10
Unbilled fee income	(89)	(38)	(87)
Prepaid expenses	—	(114)	114
Accrued compensation	(123)	22	38
Deferred fee income	(18)	143	62

Net cash provided by operating activities	524	2,306	2,166

Cash Flows From Investing Activities
Purchases of property and equipment	(104)	(179)	(309)

Cash Flows From Financing Activities
Proceeds on bank note payable	—	—	164
Distributions to Parent Company	(420)	(2,127)	(2,021)

Net cash used in financing activities	(420)	(2,127)	(1,857)

Net change in cash	—	—	—
Cash, beginning of year	—	—	—

Cash, end of year	$—	$—	$—

See Notes to Financial Statements.

The Processing Division of Feiwell & Hannoy, P.C.

Notes to Financial Statements

Note 1.	Nature of Business and Significant Accounting Policies

Nature of Business:  The Processing Division of Feiwell & Hannoy, P.C. (herein referred to as the Division) is a division of Feiwell & Hannoy, P.C. (the Parent Company), an Indiana professional services corporation. The Division is in the business of providing foreclosure, bankruptcy, eviction and litigation processing and related services to mortgage bankers, mortgage servicers, regional property owners and investor groups involved with real property in the state of Indiana.

Basis of Financial Statement Presentation:  These financial statements represent the “carve out” of the Division from the Parent Company financial statements. They reflect fee income and operating expenses allocated or “carved out” of the Parent Company operations on the accrual basis in accordance with U.S. generally accepted accounting principles.

Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of fee income and expenses during the reporting period. Actual results could differ from those estimates.

Fee Income Recognition and Deferred Fee Income:  The Division’s fee income is generated from services rendered to the Parent Company based on the number of files referred to the Division for processing. Except for foreclosure files, receivables are generated from the Parent Company, the Division’s only customer, at the time files are initiated. Foreclosure file processing is billed 50 percent at first action and 50 percent at file completion.

The Division defers fee income recognition for foreclosure, bankruptcy and eviction services over the periods for which processing services are performed. The fee income is recognized during the file processing period based on the achievement of various processing milestones. The estimated unrecognized fee income relative to files in process is shown as deferred fee income on the balance sheet. Any foreclosure fee income earned prior to final billing is shown as unbilled fee income on the balance sheet.

The estimated average file processing time for foreclosure files is 270 days. The average file processing time for bankruptcy files ranges from 90 to 225 days, depending on the number of filing actions required. The average file processing time for eviction files is 45 days.

The fee rates per file are based upon certain volume thresholds for each file type. For 2004, 2005 and 2006, the applicable fee rates were determined based upon an agreed rate per file.

Fair Value of Financial Instruments:  The carrying amounts for all financial instruments, including fee income receivable from parent and bank note payable approximate fair values because of the short maturities of these instruments.

Property and Equipment:  Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the following estimated useful lives of the individual assets:

Years

Computer hardware	3 - 5
Furniture and fixtures	5 - 7
Software	3 - 5

Impairment of Long-Lived Assets:  The Division periodically reviews long-lived assets to determine any potential impairment. The asset carrying values are compared with the expected future cash flows resulting from their use. The expected future cash flows include cash flows resulting from the asset’s disposition. The

The Processing Division of Feiwell & Hannoy, P.C.

Notes to Financial Statements — (Continued)

Division would recognize an impairment loss if any asset’s carrying value exceeded its undiscounted expected future cash flow. To date, management has determined that no impairments of long-lived assets exist.

Basis for Expense Allocations:  The entity is a division of Feiwell & Hannoy, P.C. and management has estimated and allocated the expenses that would have been incurred on a stand-alone basis. Direct operating expenses consist of salaries, related benefits, and payroll taxes for the employees that perform processing. The following is a summary of the major expense categories and the methodology used to allocate such expenses:

• Certain executive officers of the Parent Company were specifically involved with the Division’s operation. Their salaries, bonuses and payroll taxes were allocated to the Division based on the estimated percentage of time the executive officers spent on the Division’s business activities.

• Nonofficer salaries, wages, bonuses and payroll taxes are actual amounts for the specific employees assigned to the Division.

• Employee benefits, including health insurance, pension/profit sharing, workers’ compensation, incentives and training, were allocated based on the number of employees specifically assigned to the Division in relation to the total employees of the Parent Company (the Division employee ratio method).

• Equipment lease expense was allocated based on the Division employee ratio method.

• Certain facilities lease expense was allocated based on the ratio of employees utilizing such space to the total employees of the Parent Company.

• Depreciation is computed based on the property and equipment on the Division’s balance sheet. Such property and equipment was determined by management to be used solely by the Division.

• Postage and delivery were allocated based on the Division employee ratio method.

• Information systems expenses are based on actual expenses incurred, and these expenses are attributed entirely to the Division’s information systems.

• File room maintenance expenses were allocated based on the ratio of employees utilizing such space to the total employees of the Parent Company.

• All other general and administrative expenses were allocated based on the Division employee ratio method.

Distributions to Parent Company:  The Division does not maintain a divisional cash account. Therefore, the Parent Company makes all disbursements for the Division. Accordingly, no accounts payable are reflected in the balance sheet. The excess of the Division’s net income plus its depreciation over its expenditures for property and equipment and changes in operating assets and liabilities is reflected as distributions to the Parent Company in these financial statements.

Income Taxes:  The Parent Company is not subject to income taxes under federal and state tax laws. Instead, the taxable income of the Parent Company is passed through to its owners and is taxable to them at an individual level. Therefore, these financial statements do not reflect an allocation of federal and state income taxes.

Note 2.	Financing

In December 2006, the Parent Company entered into a bank financing arrangement which allowed the Parent Company to borrow up to $175,000 for the purchase of equipment. The arrangement bears interest at a variable rate (8.25% at December 31, 2006) and matured in January 2007. At December 31, 2006, the Company had approximately $164,000 outstanding under this arrangement.

The Processing Division of Feiwell & Hannoy, P.C.

Notes to Financial Statements — (Continued)

All of the assets of the Division were pledged as collateral under the Parent Company debt agreements, including the arrangement above. See Note 3 regarding sale of business as this arrangement was terminated as a result of the sale.

Note 3.	Sale of Business

On January 9, 2007, the Parent Company transferred the Division’s assets and operations to American Processing Company LLC (APC LLC) for $13 million in cash, a $3.5 million promissory note payable and a 4.5 percent membership interest (or 41,120 units) in APC LLC. The members of APC LLC are subject to an operating agreement which includes a provision whereby the Parent Company as a minority member of APC LLC can require APC LLC to purchase all or any portion of its membership interest for a purchase price as defined in the operating agreement at the earliest of March 14, 2014, two years after Dolan Media Company IPO, or the sale of Dolan Media Company.

Report of Independent Registered Public Accounting Firm

To the Members
The Detroit Legal News Publishing, LLC
Detroit, Michigan

We have audited the accompanying balance sheet of The Detroit Legal News Publishing, LLC as of December 31, 2006, and the related statements of income, members’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Detroit Legal News Publishing, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying balance sheet of The Detroit Legal News Publishing, LLC as of December 31, 2005, and the related statements of income, members’ equity and cash flows for the year then ended were not audited by us, and accordingly, we do not express an opinion on them.

/s/  McGladrey & Pullen, LLP

Minneapolis, Minnesota
April 25, 2007

The Detroit Legal News Publishing, LLC

Balance Sheets
December 31, 2005 and 2006

	2005	2006
	(Unaudited)
	(In thousands)

ASSETS
Current Assets
Cash and cash equivalents	$3,697	$3,098
Accounts receivable:
Trade, less allowance for doubtful accounts of $75 and $118 at December 31, 2006 and 2005, respectively	2,746	4,022
Member	1,500	2,370

Total current assets	7,943	9,490

Furniture and Equipment	230	211
Less accumulated depreciation	(125)	(115)

Net furniture and equipment	105	96

Goodwill	2,992	4,492

Other Assets	7	8

Total assets	$11,047	$14,086

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities
Accounts payable:
Trade	$389	$618
Member	92	99
Accrued expenses:
Tax	50	110
Other	59	280
Member	—	417
Unearned subscriptions	83	78

Total current liabilities	673	1,602

Commitments and Contingencies (Notes 2, 5 and 6)
Members’ Equity	10,374	12,484

Total liabilities and members’ equity	$11,047	$14,086

See Notes to Financial Statements.

The Detroit Legal News Publishing, LLC

Statements of Income
Years Ended December 31, 2005 and 2006

	2005	2006
	(Unaudited)
	(In thousands)

Revenues:
Other	$9,520	$13,954
Member	9,900	13,770

Total revenues	19,420	27,724

Cost of sales:
Other	6,374	8,122
Member	1,426	1,777

Total cost of sales	7,800	9,899

Gross profit	11,620	17,825
Operating expenses:
Selling, general and administrative expenses	4,318	5,531
Management fee:
Member	159	142

Operating income	7,143	12,152
Other income:
Interest income	68	63

Income before income taxes	7,211	12,215
Income taxes	23	105

Net income	$7,188	$12,110

See Notes to Financial Statements.

The Detroit Legal News Publishing, LLC

Statements of Members’ Equity
Years Ended December 31, 2005 and 2006

Total
Members’
Equity
(In thousands)

Balances at December 31, 2004 (unaudited)	$7,186
Net income	7,188
Distributions to members	(4,000)

Balances at December 31, 2005 (unaudited)	10,374
Net income	12,110
Distributions to members	(10,000)

Balances at December 31, 2006	$12,484

See Notes to Financial Statements.

The Detroit Legal News Publishing, LLC

Statements of Cash Flows
Years Ended December 31, 2005 and 2006

	2005	2006
	(Unaudited)
	(In thousands)

Cash Flows From Operating Activities
Net income	$7,188	$12,110
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	21	27
Allowance for doubtful accounts	118	(43)
Changes in operating assets and liabilities which increase (decrease) cash flows:
Accounts receivable	(1,007)	(2,103)
Accounts payable	158	236
Accrued expenses	23	698
Other assets	—	(1)
Unearned subscriptions	—	(5)

Net cash provided by operating activities	6,501	10,919

Cash Flows From Investing Activities
Acquisition of property, plant and equipment	(67)	(8)
Acquisition of Grand Rapids Legal News	—	(1,510)

Net cash used in investing activities	(67)	(1,518)

Cash Flows From Financing Activities
Settlement of notes payable	(125)	—
Distributions paid to members	(4,000)	(10,000)

Net cash used in financing activities	(4,125)	(10,000)

Net increase (decrease) in cash and cash equivalents	2,309	(599)
Cash and Cash Equivalents at Beginning of Year	1,388	3,697

Cash and Cash Equivalents at End of Year	$3,697	$3,098

Supplemental Disclosures of Cash Flow Information
Cash paid during the year for income taxes	$3	$84

See Notes to Financial Statements.

The Detroit Legal News Publishing, LLC

Notes to Financial Statements
(Information applicable to the year ended December 31, 2005 is unaudited)

Note 1.	Summary of Significant Accounting Policies

Description of Business:  The Detroit Legal News Publishing, LLC (the Company or DLNP) operates in one business segment, publishing The Detroit Legal News, a daily legal newspaper, and the following weekly papers: The Oakland County Legal News, Macomb County Legal News, The Jackson County Legal News, The Flint-Genesee County Legal News, The Washtenaw County Legal News, The Ingham County Legal News and The Grand Rapids Legal News, all of which are circulated principally to subscribers in southern lower Michigan.

Rates charged for the publication of certain legal notices are regulated by the State of Michigan. Effective March 1, 2007, the allowable statutory fixed fee rates increased.

Unaudited Financial Information:  The unaudited financial statements as of December 31, 2005, and for the year then ended, have been prepared in accordance with accounting principles generally accepted in the United States of America. Those financial statements were prepared on the same basis as the financial statements as of December 31, 2006, and for the year then ended, and in the opinion of management, reflect all adjustments and accruals considered necessary to fairly present the Company’s financial position, results of operations and cash flows.

Cash Equivalents:  Cash equivalents consist of money market funds with an initial term of less than three months. At times, the Company’s cash on hand is in excess of FDIC insured limits. For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Trade Accounts Receivable:  Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience by industry and national economic data. Past-due balances over 60 days are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

Furniture and Equipment:  Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 3-15 years.

Goodwill:  Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company complies with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Goodwill and intangible assets that have indefinite useful lives are tested annually for impairment and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. For goodwill, the impairment determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, Business Combinations.

The Detroit Legal News Publishing, LLC

Notes to Financial Statements — (Continued)
(Information applicable to the year ended December 31, 2005 is unaudited)

The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. The Company believes that is has only one reporting unit.

Revenue Recognition:  Revenues consist of display and classified advertising, public notices and subscriptions. The Company recognizes display and classified advertising and public notice revenue upon placement in one of its publications or on one of its Web sties. Subscription revenue is recognized over the related subscription period, commencing when the publication is issued. A liability for deferred revenue is recorded when either advertising is billed in advance or subscriptions are prepaid by the Company’s customers.

In addition, the Company provides a service for its customer’s by arranging for the publication of legal notice ads for jurisdictions where the Company does not own or operate the legal newspaper. For these services the Company may receive a commission from the publication where the notice is placed and earns a service fee from the customer.

Included in the Company’s accounts receivable is a portion of revenue earned that has not yet been billed to the customer. The unbilled receivables arise because the Company does not bill its customer’s for multiple insertion orders until the last insertion is placed. Unbilled receivables were $854,000 and $1,074,000 at December 31, 2005 and 2006, respectively.

Income Taxes and Distributions:  The Company is a limited liability company and has elected to be treated as a partnership for federal income tax purposes. The Company’s income, expenses, and tax attributes are included in the tax returns of its members, who are responsible for the related federal taxes. Accordingly, no provision for federal income taxes is provided in the accompanying financial statements. The Company does, however, incur certain local income taxes. The Company pays tax distributions to its members to assist in paying their share of the taxes.

Fair Value of Financial Instruments:  The carrying amounts of cash equivalents, accounts receivable and accounts payable approximate fair value because of the short-term maturities of these instruments.

Use of Estimates:  The preparation of the financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include impairment of goodwill and valuation allowances for receivables. Actual results could differ from those estimates.

Recently Issued Accounting Standards:  On February 15, 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). Under this standard, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS 133 hedge accounting are not met. SFAS 159 is effective for years beginning after November 15, 2007. Early adoption within 120 days of the beginning of the Company’s 2007 fiscal year is permissible, provided the Company has not yet issued interim financial statements for 2007 and has adopted SFAS 159. The Company is currently evaluating the potential impact of adopting this standard.

In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, by prescribing a recognition threshold and measurement attribute for the

The Detroit Legal News Publishing, LLC

Notes to Financial Statements — (Continued)
(Information applicable to the year ended December 31, 2005 is unaudited)

financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, the financial statement effects of a tax position should initially be recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold should initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with a taxing authority. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect, if any, of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings in the period adopted. The Company is currently evaluating the impact that the adoption of FIN 48 will have on the Company’s results of operations, financial position and liquidity. As discussed in Note 1, the Company has elected to be treated as a partnership and therefore does not believe the impact will be significant.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for the Company beginning January 1, 2008. The Company is currently assessing the potential impact that the adoption of SFAS 157 will have on its financial statements.

In March 2006, the EITF reached a consensus on EITF Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation), that the entities may adopt a policy of presenting taxes in the income statement on either a gross or net basis. Gross or net presentation may be elected for each different type of tax, but similar taxes should be presented consistently. Taxes within the scope of this EITF would include taxes that are imposed on a revenue transaction between a seller and a customer, for example, sales taxes, use taxes, value-added taxes and some types of excise taxes. The EITF is effective for the Company beginning January 1, 2007. EITF 06-3 will not impact the method for recording these sales taxes in the Company’s financial statements, as the Company has historically presented sales excluding all taxes.

Note 2.	Operating Leases

DLNP leases various office spaces and equipment under operating leases with initial terms of three to five years, expiring between 2007 and 2012. Total rent expense associated with these leases for 2005 and 2006 was $156,000 and $171,000 respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2006, are approximately as follows (in thousands):

Operating
Leases

Years Ending December 31:
2007	$181
2008	169
2009	135
2010	62
2011	51
2012	13

Total minimum lease payments	$611

The Detroit Legal News Publishing, LLC

Notes to Financial Statements — (Continued)
(Information applicable to the year ended December 31, 2005 is unaudited)

Note 3.	Benefit Plans

DLNP sponsors a 401(k) savings plan which covers substantially all employees. The plan is funded by employee contributions through salary reductions. DLNP contributes 3 percent of compensation to the plan for each eligible employee. DLNP contributions were $63,000 in 2005 and $77,000 in 2006. DLNP pays all administrative costs of the plan.

Note 4.	Concentrations and Related-Party Transactions

DLNP sells advertising space for legal notices to an entity related to one of its members. DLNP has an agreement with this entity through December 31, 2015 whereby the entity agreed to forward to DLNP for publication all legal notices that the entity is required to publish on behalf of its mortgage default clients. The financial statements include sales to this member affiliated entity of approximately $9.9 million and $13.8 million in 2005 and 2006, respectively, and related accounts receivable from this entity of approximately $1.5 million and $2.4 million at December 31, 2005 and 2006, respectively. In addition, one unrelated customer represented revenues of approximately $1.6 million and $4.2 million in 2005 and 2006, respectively, and related accounts receivable of approximately $679,000 and $1.4 million at December 31, 2005 and 2006, respectively.

Accrued expenses as of December 31, 2006, include $417,000 related to a consulting agreement with a member (see Note 5).

DLNP recorded expenses totaling approximately $1,551,000 in 2005 and $1,870,000 in 2006, for management services, printing expenses and other shared expenses provided by one of its members. DLNP accounts payable to that member were approximately $92,000 at December 31, 2005, and $99,000 at December 31, 2006.

Note 5.	Commitments and Contingencies

On November 30, 2005, an entity wholly owned by Dolan Media Inc. purchased a 35 percent minority interest in DLNP from existing DLNP minority members. Concurrently with this transaction, the members entered into a new Member Operating Agreement. In accordance with the terms of the new Member Operating Agreement, any DLNP member may exercise a “shoot out” provision any time after November 30, 2011, by declaring a value for DLNP as a whole. If this were to occur, each of the remaining DLNP members must decide whether it is a buyer of that member’s interest or a seller of its own interest in DLNP at this declared value.

Unless otherwise agreed to by the members, the new Amended and Restated Operating Agreement provides for mandatory quarterly cash distributions of excess cash, additional distributions as deemed appropriate by the Board of Directors, and distributions to pay tax liabilities. No distribution shall be declared or made if, after giving it effect, the Company would not be able to pay its debts as they become due in the usual course of business or the Company’s total assets would be less than the sum of its total liabilities.

Concurrent with the above noted transaction, the Company also entered into a multiyear consulting agreement with an executive of a company that holds a membership interest in the Company, which requires annual fees at the lesser of a fixed fee ($400,000 per annum through December 31, 2006, and $500,000 per annum thereafter) or 7 percent of the Company’s net income, as defined. This executive is also an executive in the entity discussed in Note 4. The Company is also required to purchase and maintain certain key man life insurance policy during the term of the agreement. The amount of the annual premium on the policy shall be paid by the Company, but deducted from the compensation due the consultant.

The Detroit Legal News Publishing, LLC

Notes to Financial Statements — (Continued)
(Information applicable to the year ended December 31, 2005 is unaudited)

Note 6.  Acquisitions

On January 31, 2006, DLNP purchased The Grand Rapids Legal News for a cash payment of approximately $1,510,000. The assets acquired were fixed assets of approximately $10,000 and goodwill of $1.5 million and no liabilities were assumed. The fair value of assets acquired include any identified intangibles determined by management. Management did not identify any specific finite or indefinite life intangibles and attributes the goodwill to underlying inherent value based upon the cash flows generated by the acquired company. The results of The Grand Rapids Legal News operation have been included in the financial statements since the date of acquisition.

Pro forma financial information is not presented because results for the period from January 1, 2006, to January 31, 2006, were not significant to DLNP.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Until          , 2007 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

10,500,000 Shares

Common Stock

PROSPECTUS

Goldman, Sachs & Co.
Merrill Lynch & Co.
Piper Jaffray
Craig-Hallum Capital Group LLC

       , 2007

Part II
Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution.

Set forth below is an estimate (except as indicated) of the amount of fees and expenses (other than underwriting commissions and discounts) payable by the registrant in connection with the issuance and distribution of the common stock pursuant to the prospectus contained in this registration statement. The registrant will pay all of these expenses.

Amount

SEC registration fee (actual)	$5,648
NASD filing fee (actual)	17,750
The New York Stock Exchange listing fee (actual)	174,382
Accountants’ fees and expenses	1,100,000
Legal fees and expenses	850,000
Printing and engraving expenses	775,000
Transfer agent fees	20,000
Miscellaneous expenses	57,220

Total	$3,000,000

*	To be provided by amendment

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The registrant’s amended and restated certificate of incorporation provides for indemnification by the registrant of its directors and, at the registrant’s election, officers to the fullest extent permitted by the Delaware General Corporation Law. The registrant intends to enter into indemnification agreements with each of its directors and executive officers prior to consummation of this offering. These agreements may require the registrant, among other things, to indemnify such directors or officers against certain liabilities that may arise by reason of their status or service as directors or officers, to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined that such director or officer is not entitled to indemnification, and to obtain directors’ and officers’ liability insurance whether or not the registrant would have the power to indemnify such director or officer under the applicable provisions of the registrant’s amended and restated certificate of incorporation or bylaws.

In addition, the registrant’s amended and restated certificate of incorporation provides that the personal liability of directors of the registrant is eliminated to the fullest extent permitted by the Delaware General Corporation Law. Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the registrant or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds, or (4) for any transaction from which the director derives an improper personal benefit.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Under the terms of the form of underwriting agreement, the underwriters have agreed to indemnify, under certain conditions, the registrant, its directors, certain of its officers and persons who control the registrant within the meaning of the Securities Act of 1933.

Item 15.	Recent Sales of Unregistered Securities.

Since April 1, 2004, we have issued and sold the following unregistered securities:

On September 1, 2004, with two additional closings occurring on November 15, 2004 and November 30, 2004, we completed a private placement pursuant to which we issued and sold to certain investors and employees, including the ABRY funds, CDPQ, DMIC, Media Power, Parsnip, the Winton trust, Mr. Dolan and his spouse, Mr. Pollei and his brother, and Messrs. Baumbach and Stodder, an aggregate of 38,132 shares of our series C preferred stock for $38,132,000 in gross proceeds pursuant to a securities purchase agreement dated September 1, 2004. In addition, we agreed to pay each purchaser a financing fee equal to 1% of the aggregate purchase price of the shares of series C preferred stock that we issued at the applicable closing. All shares of our series C preferred stock may be converted, at the option of the holder, at any time, into shares of our series A preferred stock, series B preferred stock and common stock. The shares of our series C preferred stock also convert into shares of series A preferred stock, series B preferred stock and common stock upon our election to redeem any shares of series C preferred stock. Upon consummation of this offering, each share of our series C preferred stock, including all accrued and unpaid dividends that have accrued at a rate of 6% per annum through the conversion date, will convert into approximately 5 shares of common stock, approximately 15 shares of series A preferred stock and one share of series B preferred stock (based on accrued and unpaid dividends as of the date hereof). The redemption price for the series B preferred stock is equal to $1,000 per share. The redemption price for the series A preferred stock is equal to $100 per share plus all accrued and unpaid dividends that have accrued at a rate of 6% per annum through the redemption date (which for purposes of the above, we have assumed is the date hereof). We will redeem all outstanding shares of our series A preferred stock and series B preferred stock upon consummation of this offering.

On December 14, 2004 and July 15, 2005, we provided certain members of our management with the opportunity to purchase shares of our common stock. In connection with such offerings, we issued and sold 49,500 and 67,500 shares, respectively, of our common stock to certain of our management-level employees. As we did not receive the proceeds from the December 2004 issuance until January 2005, for financial statement purposes these 49,500 shares were deemed to have been sold in 2005. Each employee purchased his or her shares of our common stock at a purchase price of $0.003 per share with respect to the December 2004 issuance and $0.03 per share in connection with the July 2005 issuance. The shares purchased by employees are subject to a repurchase right held by us in the event the employee’s employment terminates for any reason. On each of the first four anniversaries following the sale of these shares, one-quarter of the shares are deemed to no longer be “management securities.” Any shares that are “management securities” owned by an employee can be repurchased by us at cost in the event that his or her employment is terminated for any reason. Any shares that are no longer considered “management securities” due to the lapse of time can be repurchased by us at a price per share equal to fair market value on the date of termination of employment. All of these shares will cease to be “management securities” upon consummation of this offering.

On March 14, 2006, we issued and sold 450,000 shares of our common stock to Trott & Trott, P.C. pursuant to the Membership Interest Purchase Agreement dated March 14, 2006, by and between American Processing Company, LLC and Dolan APC, LLC, our wholly-owned subsidiary. Under this agreement, Dolan APC, LLC acquired a majority stake in American Processing Company, LLC in exchange for a purchase price consisting of a cash payment of $40 million and the issuance of the 450,000 shares of our common stock to Trott & Trott, P.C. As part of the purchase price allocation for such acquisition, we allocated a value of $250,000 to the 450,000 shares of our common stock issued to Trott & Trott, P.C.

Since October 11, 2006, we have granted stock options to 16 of our employees to purchase an aggregate of 126,000 shares of our common stock at an exercise price of $2.22 per share. Each of the option grants were granted under our incentive compensation plan and vest in four equal annual allotments, with the first 25% having vested on October 11, 2006. Subject to the terms of our incentive compensation plan, option grantees may exercise their vested options at any time.

We will issue 195,647 shares of series A preferred stock, 38,132 shares of series B preferred stock and 5,093,145 shares of common stock upon the conversion of all outstanding shares of our series C preferred stock (including all accrued and unpaid dividends as of the date hereof), which will occur upon consummation of this offering. We will rely on Section 3(a)(9) of the Securities Act for exemption of the conversion from the registration requirements of the Securities Act. We will redeem all of the shares of preferred stock upon consummation of this offering. We intend to grant stock options to purchase 193,829 shares of common stock with an exercise price equal to the initial public offering price to our executive officers, various management employees and our non-employee directors on the date of the prospectus contained in this registration statement under our incentive compensation plan.

The offers, sales, and issuances of the securities that occurred on September 1, 2004, with two additional closings on November 15, 2004 and November 30, 2004, and March 14, 2006, were exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. In connection with each of these sales, we received representations from each of the purchasers that he, she or it was an “accredited investor” within the meaning of Rule 501 of Regulation D. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us. With the exception of the financing fee paid to purchasers of our series C preferred stock, no underwriting discounts or commissions were paid with respect to such sales.

The offer, sale and issuance of the securities that occurred on December 14, 2004, and November 15, 2005, were exempt from registration under the Securities Act by virtue of Regulation D promulgated there under and/or Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. The recipients of securities in this transaction had adequate access, through employment, business or other relationships, to information about us.

The offers, sales and issuances of the options that have occurred since October 11, 2006, as described above, were exempt from registration under the Securities Act under Rule 701 as the transactions were under compensatory benefit plans and contracts relating to compensation. Each of the recipients of such securities were our employees at the time of grant. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment or business relationships, to information about us.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

1.1	Form of Underwriting Agreement.
1.2	Form of Side Letter Regarding Reserved Share Program.
3.1+	Form of Amended and Restated Certificate of Incorporation of the Registrant.
3.2+	Form of Amended and Restated Bylaws of the Registrant.
4	Specimen stock certificate representing the Registrant’s common stock.
5+	Opinion of Katten Muchin Rosenman LLP as to the legality of the securities being registered.
10.1+	Amended and Restated Employment Agreement, dated as of April 1, 2007, between James P. Dolan and the Registrant.

10.2+	Employment Agreement, dated March 14, 2006, between David Trott and American Processing Company.
10.3+	Employment Agreement, dated as of April 1, 2007, between Scott J. Pollei and the Registrant.
10.4+	Employment Agreement, dated as of April 1, 2007, between Mark W. C. Stodder and the Registrant.
10.5+	Dolan Media Company 2007 Incentive Compensation Plan.
10.6+	Form of Non-Qualified Stock Option Award Agreement.
10.7+	Form of Restricted Stock Award Agreement.
10.8+	Form of Incentive Stock Option Award Agreement.
10.9†+	Services Agreement, dated March 14, 2006, by and among American Processing Company, LLC, Trott & Trott, P.C. and David A. Trott.
10.10†+	Services Agreement, dated January 9, 2007, by and between American Processing Company, LLC, Feiwell & Hannoy Professional Corporation, Murray J. Feiwell, Douglas J. Hannoy, Michael J. Feiwell.
10.11+	Amended and Restated Operating Agreement of Detroit Legal News Publishing, LLC, dated November 30, 2005, by and among Detroit Legal News Publishing, LLC, Dolan DLN LLC, The Detroit Legal News Company, and Legal Press, LLC.
10.12+	Dolan Media Company Executive Change in Control Plan.
10.13+	Amended and Restated Operating Agreement, dated as of March 14, 2006, of American Processing Company, LLC, and First Amendment to the Amended and Restated Operating Agreement, dated as of January 9, 2007.
10.14+	Amended and Restated Credit Agreement, dated March 14, 2006, by and among the Registrant, the Banks from time to time party thereto, LaSalle Bank National Association, U.S. Bank National Association and the other Borrowers thereto.
10.15+	First Amendment to Amended and Restated Credit Agreement, dated August 31, 2006, by and among the Registrant, the Banks from time to time party thereto, LaSalle Bank National Association, U.S. Bank National Association and the other Borrowers thereto.
10.16+	Second Amendment to Amended and Restated Credit Agreement, dated March 27, 2007, by and among the Registrant, the Banks from time to time party thereto, LaSalle Bank National Association, U.S. Bank National Association and the other Borrowers thereto.
10.17+	Amended and Restated Registration Rights Agreement, dated September 1, 2004, between Dolan Media Company and the stockholders party thereto.
10.18+	Dolan Media Company 2007 Employee Stock Purchase Plan.
10.19+	Form of Indemnification Agreement.
21+	Subsidiaries of the Registrant.
23.1	Consent of McGladrey & Pullen, LLP.
23.2	Consent of Judelson, Giordano & Siegel, P.C.
23.3+	Consent of Katten Muchin Rosenman LLP (contained in its opinion filed as Exhibit 5 hereto).
24+	Power of Attorney.

*	To be filed by amendment

+	Previously filed.

†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been separately filed with the Securities and Exchange Commission.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted form the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, and State of Minnesota on the 16th day of July, 2007.

DOLAN MEDIA COMPANY

By:	/s/ James P. Dolan
James P. Dolan
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on July 16, 2007.

Signature	Title

/s/ James P. Dolan James P. Dolan	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)

/s/ Scott J. Pollei Scott J. Pollei	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ Vicki Duncomb Vicki Duncomb	Vice President, Finance (Principal Accounting Officer)

* John C. Bergstrom	Director

* Cornelis J. Brakel	Director

* Edward Carroll	Director

* Anton J. Christianson	Director

* Peni Garber	Director

* Jacques Massicotte	Director

Signature		Title

* George Rossi		Director

* David Michael Winton		Director

*By:	/s/ James P. Dolan James P. Dolan, as Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Form of Underwriting Agreement.
1.2	Form of Side Letter Regarding Reserved Share Program.
4	Specimen stock certificate representing the Registrant’s common stock.
23.1	Consent of McGladrey & Pullen, LLP.
23.2	Consent of Judelson, Giordano & Siegel, P.C.